
10013264

HANMI FINANCIAL

Annual Report 2009



EMBRACING THE NEW DAY

Hanmi Bank is a wholly owned subsidiary of Hanmi Financial Corporation (Nasdaq: HAFC).
One of the leading community banks serving the multiethnic customers of California,
Hanmi Bank provides high quality individual and corporate financial services.

FINANCIAL HIGHLIGHTS

(Dollars in Thousands, Except for Per Share Data)	*2009*	*2008*	*2007*	*2006*	*2005*
For the Year					
Net Interest Income					
Before Provision for Credit Losses	$ 101,229	$ 134,401	$ 151,786	$ 153,243	$ 138,091
Provision for Credit Losses	196,387	75,676	38,323	7,173	5,395
Non-Interest Income	32,110	32,149	40,006	36,963	31,450
Non-Interest Expense	90,354	194,322	189,929	77,313	70,201
Net Income (Loss)	$ (122,277)	$ (102,093)	$ (60,762)	$ 65,350	$ 57,801
At Year End					
Total Assets	3,162,706	3,875,816	3,983,657	3,725,243	3,414,252
Net Loans	2,674,064	3,291,125	3,241,097	2,837,390	2,469,080
Total Deposits	2,749,327	3,070,080	3,001,699	2,944,715	2,826,114
Total Stockholders' Equity	149,744	263,915	370,556	486,370	426,329
Per Share Data:					
Earnings (Loss) Per Share – Basic	$ (2.57)	$ (2.23)	$ (1.27)	$ 1.34	$ 1.18
Earnings (Loss) Per Share – Diluted	$ (2.57)	$ (2.23)	$ (1.27)	$ 1.32	$ 1.16
Cash Dividends Per Share	$ –	$ 0.09	$ 0.24	$ 0.24	$ 0.20
Book Value Per Share	$ 2.93	$ 5.75	$ 8.08	$ 9.91	$ 8.76
Financial Ratios					
Net Interest Margin	2.84%	3.72%	4.34%	4.77%	4.81%
Non-Performing Loans to Total Gross Loans	7.77%	3.62%	1.66%	0.50%	0.41%
Allowance for Loan Losses to Total Gross Loans	5.14%	2.11%	1.33%	0.96%	1.00%
Efficiency Ratio	67.76%	116.67%	99.03%	40.65%	41.41%
Return on Average Assets	(3.29%)	(2.64%)	(1.56%)	1.81%	1.78%
Return on Average Stockholders' Equity	(54.17%)	(31.56%)	(12.33%)	14.26%	13.83%
Selected Capital Ratios:					
Total Capital to Total Risk-Weighted Assets:					
Hanmi Financial	9.12%	10.79%	10.65%	12.55%	12.04%
Hanmi Bank	9.07%	10.70%	10.59%	12.28%	11.98%
Tier 1 Capital to Total Risk-Weighted Assets:					
Hanmi Financial	6.76%	9.52%	9.40%	11.58%	11.03%
Hanmi Bank	7.77%	9.44%	9.34%	11.31%	10.96%
Tier 1 Capital to Average Total Assets:					
Hanmi Financial	5.82%	8.93%	8.52%	10.08%	9.11%
Hanmi Bank	6.69%	8.85%	8.47%	9.85%	9.06%

DEAR FELLOW SHAREHOLDERS

This historic period of time for Hanmi Financial Corporation ("Hanmi") marks the beginning of the next phase of our business. On May 25, 2010, we entered into an agreement with Woori Finance Holdings Co. Ltd. ("Woori") for an investment by Woori of up to $240 million in fresh capital in our company, subject to certain conditions precedent. We are looking forward to consummating the transaction with Woori with its depth of banking experience and solid reputation in the financial community. In addition to our transaction with Woori, we are also conducting a registered rights offering to our valued existing shareholders to provide you with the opportunity to invest at the same purchase price per share as Woori.







Jay S. Yoo

Assuming we consummate the transaction with Woori and successfully complete the rights offering and a concurrent best efforts public offering, we would be in a position to satisfy one of the many requirements of the Final Order from the California Department of Financial Institutions, which requires that we increase our contributed equity capital by not less than an additional $100 million by July 31, 2010, and our capital position, capital ratios and liquidity would be substantially increased.

We are filing a prospectus supplement for the rights offering, which will allow our existing shareholders as of June 7 to purchase our common stock at the same price as Woori's investment. We wanted you, our loyal shareholders, to be given consideration in our recapitalization efforts. More details on the rights offering will be forwarded to shareholders, and we encourage you to review this information carefully.

We also require shareholder and regulatory approval for the transaction with Woori to be completed. So your proxy vote this year is more important than ever.

As you know, 2009 proved to be one of the most challenging years in Hanmi's history. We recognize that our results have affected our shareholders, customers and employees in profound ways. We are humbled by your continued commitment and determined to emerge from the current economic environment poised to prosper, and to embrace a new day at Hanmi Bank.

We continue to refine our loan portfolio to diminish nonperformance and net charge-offs. To enhance credit risk management, we have reorganized our credit department by separating the duties of our loan monitoring and loan review personnel. At the same time, we have deleveraged our balance sheet and improved our liquidity.

We are hopeful our shareholders, customers and employees will support the implementation of our strategic plan designed to regain our reputation as the foremost Korean-American bank in the country and as Southern California's preeminent community bank serving the needs of small and midsize companies. Your







Joseph K. Rho

commitment and continued support through this challenging economic environment has inspired us. As always, we look forward to keeping you fully apprised of our progress.

On behalf of our Board of Directors and management, we salute your dedication as we recommit ourselves to ensuring that Hanmi Bank reaches its fullest potential.

Sincerely,

Jay S. Yoo
President and Chief Executive Officer

Joseph K. Rho
Chairman of the Board of Directors

The issuance of the securities to Woori described in this letter have not been and will not be registered under the Securities Act of 1933, as amended, or any state securities laws, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable state securities laws.

This letter shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of the securities in any jurisdiction or state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction or state.

About the Rights Offering. In the rights offering we announced on May 25, each shareholder will be entitled to purchase one new share of Hanmi Financial common stock for each share they own on the record date of June 7, 2010. The purchase price for these new shares will be $1.20 per share – the same price agreed to with Woori. Shareholders should receive information and instructions on how to exercise their rights, and we encourage you to read these documents carefully. If you wish to exercise your rights, you must complete the subscription documents and return it to the subscription agent with your check promptly.

CORPORATE INFORMATION

Officers

Jay S. Yoo
President and
Chief Executive Officer

Brian E. Cho
Executive Vice President and
Chief Financial Officer

J. H. Son
Senior Vice President and
Chief Credit Officer

Board of Directors

Joseph K. Rho
Chairman of the Board
Principal
J & S Investment

I Joon Ahn
Former Chairman of the Board

John (Jack) A. Hall

Paul Seon-Hong Kim

Joon Hyung Lee
Former Chairman of the Board
President
Root-3 Corporation

William J. Stolte

Jay S. Yoo
President and
Chief Executive Officer

Independent Public Accountant

KPMG, LLP
Los Angeles, California

Registrar and Transfer Agent

Computershare

Website

www.hanmi.com

Stock Listing

Nasdaq
Ticker symbol for
common stock "HAFC"

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing
Section

JUN 29 2010

Washington, DC
110

FORM 10-K/A
(Amendment No. 1)

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2009

or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period From To

Commission File Number: 000-30421

HANMI FINANCIAL CORPORATION

(Exact Name of Registrant as Specified in its Charter)

Delaware	95-4788120
(State or Other Jurisdiction of Incorporation or Organization)	*(I.R.S. Employer Identification No.)*
3660 Wilshire Boulevard, Penthouse Suite A Los Angeles, California	90010
(Address of Principal Executive Offices)	*(Zip Code)*

(213) 382-2200

(Registrant's Telephone Number, Including Area Code)

Securities Registered Pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $0.001 Par Value	NASDAQ "Global Select Market"

Securities Registered Pursuant to Section 12(g) of the Act:

None

(Title of Class)

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

As of June 30, 2009, the aggregate market value of the common stock held by non-affiliates of the Registrant was approximately $80,729,000. For purposes of the foregoing calculation only, in addition to affiliated companies, all directors and officers of the Registrant have been deemed affiliates.

Number of shares of common stock of the Registrant outstanding as of March 1, 2010 was 51,182,390 shares.

Documents Incorporated By Reference Herein: None.

EXPLANATORY STATEMENT TO FORM 10-K AMENDMENT

The purpose of this Annual Report on Form 10K/A is to amend Part III, Items 10 through 14 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2009, which was filed with the Securities and Exchange Commission (the "SEC") on March 15, 2010 (the "Original Filing"), to include information previously omitted from the Original Filing in reliance on General Instruction G to Form 10-K, which provides that registrants may incorporate by reference certain information from a definitive proxy statement filed with the SEC within 120 days after the end of the fiscal year, which involves the election of directors. The Company's definitive proxy statement will not be filed before April 30, 2010 (i.e., within 120 days after the end of the Company's 2009 fiscal year) pursuant to Regulation 14A. The reference on the Annual Report on Form 10-K to the incorporation by reference of the registrant's definitive proxy statement into Part III of the Annual Report is hereby deleted.

In addition, as required by Rule 12b-15 under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), new certifications by our principal executive officer and financial officer are filed as exhibits to this Annual Report on Form 10-K/A under Item 15 of Part IV hereof.

For purposes of this Annual Report on Form 10-K/A, and in accordance with Rule 12b-15 under the Exchange Act, Items 10 through 14 and 15(a)(3) of our Original Filing have been amended and restated in their entirety. Except as stated herein, this Form 10-K/A does not reflect events occurring after the filing of the Original Filing and no attempt has been made in this Annual Report on Form 10-K/A to modify or updated other disclosures as presented in the Original Filing. Accordingly, this Form 10-K/A should be read in conjunction with our filings with the SEC subsequent to the filing of the Original Filing.

HANMI FINANCIAL CORPORATION

ANNUAL REPORT ON FORM 10-K/A FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009

TABLE OF CONTENTS

Item 10. Directors, Executive Officers and Corporate Governance

Board of Directors

Hanmi Financial's Certificate of Incorporation and Bylaws provide for a Board of Directors consisting of no less than five and no more than eleven Directors, the exact number within this range to be determined by the Board of Directors. Currently, the Board of Directors consists of the following seven members: I Joon Ahn; John A. Hall; Paul Seon-Hong Kim; Joon Hyung Lee; Joseph K. Rho; William Stolte; and Jay S. Yoo.

In addition to each director's professional experience outlined in the table below, the Company believes each member of the Board of Directors has other key attributes that are important to an effective Board: integrity and demonstrated high ethical standards; sound judgment; analytical skills; the ability to engage management and each other in a constructive and collaborative fashion; diversity of origin, background, experience, and thought; and the commitment to devote significant time and energy to service on the Board and its Committees.

None of the Directors or executive officers were selected or hired pursuant to any arrangement or understanding, other than with the Directors and executive officers of Hanmi Financial acting within their capacity as such. There are no family relationships among the Directors or the executive officers of Hanmi Financial. As of the date hereof, no directorship is held by any Director with a company that has a class of securities registered pursuant to Section 12 of the Exchange Act or subject to the requirements of Section 15(d) of the Exchange Act, or any company registered as an investment company under the Investment Company Act of 1940.

The following tables set forth information with respect to the Directors and executive officers of Hanmi Financial.

Name and Position	***Age***		***Principal Occupation for Past Five Years and 10 Year Legal Proceeding***
I Joon Ahn, *Director*	70	*Principal Occupation:*	Retired; President, Ace's Fashion Company, a garment manufacturing company (1973 to 2001); Founder of Hanmi Bank and Hanmi Financial; former Chairman of the Boards, Hanmi Financial and Hanmi Bank; former member of the Korean American Chamber of Commerce and the Southern California International Trade Federation
		Director Since:	1982
John A. Hall, *Director*	60	*Principal Occupation:*	Retired; National Bank Examiner, Office of the Comptroller of the Currency, a division of the U.S. Treasury Department (1974 to 2005)
		Director Since:	February 2009
Paul Seon-Hong Kim, *Director*	65	*Principal Occupation:*	Retired; Chief Executive Officer, Uniti Financial Corporation (2007 to 2008); President and Chief Executive Officer, Center Financial Corporation (1998 to 2007); served in various capacities, including Chief Marketing Officer, Chief Credit Officer, and Chief Financial Officer, Hanmi Financial (1986 to 1998)
		Director Since:	February 2009
Joon Hyung Lee, *Director*	66	*Principal Occupation:*	President, Root-3 Corporation, a property management, real estate investment, and development company (1983 to present); former Chairman of the Boards, Hanmi Financial and Hanmi Bank; former President of Byucksan America, Inc.; former President of Uniko Trading Co.; former Vice President of Nait Corporation; former Assistant Professor of Business Administration at Sung Kyun Kwan University in Korea; Master of Business Administration from New York University
		Director Since:	1989

Name and Position	*Age*		*Principal Occupation for Past Five Years and 10 Year Legal Proceeding*
William Stolte, *Director*	63	*Principal Occupation:*	Retired; Senior Executive Vice President, Union Bank of California in San Francisco (2000 to 2008); Director, Deloitte & Touche, LLP (1995 to 2000); Partner, The Secura Group (1992 to 1995); served in various capacities, including Deputy Comptroller of the Currency, Chief National Bank Examiner, Deputy Director Multinational & Regional Bank Supervision, National Bank Examiner, Office of the Comptroller of the Currency (1968-1992)
		Director Since:	April 2009
Joseph K. Rho, *Chairman of the Board*	69	*Principal Occupation:*	Principal, J & S Investment (2002 to present); former Partner, Korea Plaza LP (1987 to 2002); former and current Chairman of the Boards, Hanmi Financial and Hanmi Bank; former Chief of Parish for St. Agnes Cathedral; former Board Member of Finance Counsel of the Los Angeles Archdiocese; former Trustee of John of God Hospital; and former President and Owner of Joseph K. Rho Insurance Agency
		Director Since:	1984
Jay S. Yoo, *Director*	63	*Principal Occupation:*	President and Chief Executive Officer, Hanmi Financial (June 2008 to present); President and Chief Executive Officer, Woori America Bank, a subsidiary of Woori Bank (2001 to 2007); former Chairman of the Board of Woori America Bank.
		Director Since:	June 2008

Executive Officers

Name and Position	*Age*		*Principal Occupation for Past Five Years*
Jay S. Yoo, *President and Chief Executive Officer*	63	*Current Position:*	President and Chief Executive Officer, Hanmi Financial and Hanmi Bank (June 2008 to present)
		Previous Positions:	Chairman, President, and Chief Executive Officer, Woori America Bank, a subsidiary of Woori Bank (2001 to 2007)
Brian E. Cho, *Executive Vice President and Chief Financial Officer*	50	*Current Position:*	Executive Vice President and Chief Financial Officer, Hanmi Financial and Hanmi Bank (December 2007 to present)
		Previous Positions:	Executive Vice President and Chief Financial Officer, Wilshire Bancorp, Inc. (1992 to 2007)
John Park, *Formal Executive Vice President and Chief Credit Officer*	57	*Hanmi Bank:*	Executive Vice President and Chief Credit Officer, Hanmi Bank (September 2008 to October 2009)
		Previous Positions:	Senior Vice President and Chief Credit Officer, Gateway Business Bank (2004 to 2008); Senior Vice President and Corporate Secretary, Hana Financial Inc. (1998 to 2004); Senior Vice President and Chief Credit Officer, First State Bank of Southern California (1997 to 1998); Senior Vice President, California Center Bank (1992 to 1997); Examiner, California State Banking Department (1976 to 1981)
Jung Hak Son, *Senior Vice President and Interim Chief Credit Officer*	51	*Current Position:*	Senior Vice President and Interim Chief Credit Officer, Hanmi Bank (October 2009 to present)
		Previous Positions:	Senior Vice President and District Leader of various districts, Hanmi Bank (2006 — 2009)

Hanmi Financial is committed to sound corporate governance principles. These principles are essential to running Hanmi Financial's business efficiently and to maintaining Hanmi Financial's integrity in the marketplace. Hanmi Financial has adopted formal Corporate Governance Guidelines to explain Hanmi Financial's corporate governance principles to investors. Hanmi Financial has adopted a Code of Business Conduct and Ethics for Employees and Officers as well as for Directors. These Corporate Governance Guidelines, as well as Hanmi Financial's Code of Business Conduct and Ethics and other governance matters of interest to investors, are available through Hanmi Financial's website at *www.hanmi.com* by clicking on Investor Relations and then Corporate Governance.

The Board of Directors and Its Committees

During the fiscal year ended December 31, 2009, the Board of Directors held thirty-four (34) meetings. No Director attended fewer than eighty-seven (87%) of the aggregate number of meetings of the Board of Directors and the committees on which he served. Hanmi Financial's policy is to encourage all Directors to attend all Annual and Special Meetings of Stockholders. Hanmi Financial's 2009 Annual Meeting of Stockholders was attended by all Directors.

The Board of Directors has a process for stockholders to send communications to Directors. Hanmi Financial's stockholders and interested parties may send communications to the Board of Directors by writing to the Board of Directors at Hanmi Financial Corporation, 3660 Wilshire Boulevard, Penthouse Suite A, Los Angeles, California 90010, Attention: Board of Directors. All such communications will be relayed directly to the Board of Directors. Any interested party wishing to communicate directly with Hanmi Financial's independent Directors regarding any matter may send such communication in writing to Hanmi Financial's independent Directors at Hanmi Financial Corporation, 3660 Wilshire Boulevard, Penthouse Suite A, Los Angeles, California 90010, Attention: Chairman of the Board. Any interested party wishing to communicate directly with the Audit Committee regarding any matter, including any accounting, internal accounting controls, or auditing matter, may submit such communication in writing to Hanmi Financial Corporation, 3660 Wilshire Boulevard, Penthouse Suite A, Los Angeles, California 90010, Attention: Chairman of the Audit Committee.

Any of the submissions may be anonymous and/or confidential. Confidentiality is a priority, and all reports will be treated confidentially to the fullest extent possible. Stockholders may communicate to the Board of Directors on an anonymous basis. Submissions of complaints or concerns will not be traced and submissions may be made anonymously. For submissions that are not anonymous, the sender may be contacted in order to confirm information or to obtain additional information.

The Board of Directors had three standing committees: the Audit Committee; the Nominating and Corporate Governance and Compensation Committee; and the Planning Committee. Each committee is governed by a charter, all of which are available through Hanmi Financial's website at www.hanmi.com by clicking on Investor Relations and then Corporate Governance.

Audit Committee

The Audit Committee appoints an independent registered public accounting firm to conduct the annual audit of Hanmi Financial's books and records. The Audit Committee also reviews with such accounting firm the scope and results of the annual audit, the performance by such accounting firm of professional services in addition to those related to the annual audit, and the adequacy of Hanmi Financial's internal controls. The current members of Hanmi Financial's Audit Committee are John A. Hall, Paul Seon-Hong Kim, Joon Hyung Lee, Joseph K. Rho and William Stolte, with Mr. Hall serving as its Chairman. Each member is an outside (or non-employee) Director and meets the independence requirements of the Securities and Exchange Commission ("SEC") and NASDAQ. Mr. Hall, Mr. Kim, and Mr. Stolte are "financial experts" within the meaning of the current rules of the SEC. Mr. Hall is Hanmi Financial's current "financial expert." The Audit Committee held eleven (11) meetings during the fiscal year ended December 31, 2009. See *"Report of the Audit Committee of the Board of Directors."*

The Board of Directors maintains an Audit Committee composed of a minimum of three (3) outside Directors. The Board of Directors and the Audit Committee believe that the Audit Committee's current member composition satisfies Rule 4350(d)(2)(A) of NASDAQ, which governs audit committee composition, because all Audit Committee members are "independent directors."

The primary responsibility of the Audit Committee is to assist the Board of Directors in fulfilling its responsibility to oversee management's conduct of Hanmi Financial's financial reporting process, including: overseeing the integrity of the financial reports and other financial information provided to governmental or regulatory bodies (such as the SEC), the public, and other users thereof; Hanmi Financial's systems of internal accounting and financial controls; and the annual independent audit of Hanmi Financial's financial statements.

Management has the primary responsibility for the financial statements and the reporting process, including the system of internal controls. The independent auditors are responsible for auditing the financial statements and expressing an opinion on the conformity of those financial statements with U.S. generally accepted accounting principles.

In fulfilling its oversight responsibilities, the Audit Committee reviewed the 2009 audited financial statements with management and the independent auditors. The Audit Committee discussed with the independent auditors the matters required to be discussed in accordance with Statement of Auditing Standards No. 61. This included a discussion of the auditors' judgments as to the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, the disclosures in the financial statements, and any other matters that are required to be discussed with the Audit Committee under Public Company Accounting Oversight Board standards. In addition, the Audit Committee received from the independent auditors written disclosures and the letter required by the applicable requirements of the Public Company Accounting Oversight Board regarding the independent auditors' communication with the Audit Committee concerning independence, and the Audit Committee has discussed with the independent auditors the independent auditors' independence.

In addition, in response to the requirements set forth in Section 404 of the Sarbanes-Oxley Act of 2002 and related regulations, management assessed the effectiveness of Hanmi Financial's internal control over financial reporting as of December 31, 2009. Management based this assessment on criteria for effective internal control over financial reporting described in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management's assessment included an evaluation of the design of Hanmi Financial's internal control over financial reporting and testing of the operational effectiveness of its internal control over financial reporting. At the conclusion of management's assessment, the Audit Committee reviewed a report submitted by management on the effectiveness of Hanmi Financial's internal control over financial reporting.

The Audit Committee discussed with Hanmi Financial's independent auditors the overall scope and plans for their audits. The Audit Committee met with the independent auditors, with and without management present, to discuss the results of their audits and their evaluations of Hanmi Financial's internal controls and the overall quality of Hanmi Financial's financial reporting. The Audit Committee also discussed the independence of the independent auditors and concluded that their services provided to Hanmi Financial, including their tax and non-audit related work, were compatible with maintaining their independence.

Based on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors, and the Board of Directors approved, that the audited financial statements be included in Hanmi Financial's Annual Report on Form 10-K for the fiscal year ended December 31, 2009 for filing with the SEC.

THE AUDIT COMMITTEE

John A. Hall (Chairman)
Paul Seon-Hong Kim
Joon Hyung Lee
Joseph K. Rho
William Stolte

Planning Committee

The Planning Committee recommends planning policy, new lines of business, capital and financial plans, and dividend plans to the Board of Directors, and monitors Hanmi Financial's planning activities and Hanmi Financial's performance against its plans and budget. The current members of Hanmi Financial's Planning Committee are William Stolte, I Joon Ahn, Paul Seon-Hong Kim, Joseph K. Rho, and Jay S. Yoo, with Mr. Ahn serving as its Chairman. During 2009, the members of the Planning Committee were I Joon Ahn, Joon Hyung Lee, Joseph K. Rho, William Stolte, and Jay S. Yoo, with Mr. Stolte serving as its Chairman. Each member is an outside Director, except for Mr. Yoo, and meets the independence requirements of the SEC and NASDAQ. The Planning Committee held eighteen (18) meetings during the fiscal year ended December 31, 2009.

Nominating and Corporate Governance and Compensation Committee

The Nominating and Corporate Governance and Compensation Committee ("NCGC Committee") assists the Board of Directors by: identifying individuals qualified to become Directors; recommends to the Board of Directors the Director nominees for the Board of Directors and Board committees for the next Annual Meeting; develops, recommends, and implements a set of corporate governance principles applicable to Hanmi Financial; and monitors the process to determine the effectiveness of the Board of Directors and its committees.

The NCGC Committee believes that the Board of Directors as a whole should encompass a range of talent, skill, diversity, and expertise enabling it to provide sound guidance with respect to the Company's operations and interests. In addition to considering a candidate's background and accomplishments, candidates are reviewed in the context of the current composition of the Board of Directors and the evolving needs of our business.

The NCGC Committee seeks directors with strong reputations and experience in areas relevant to the strategy and operations of the Company's business, particularly industries and growth segments that the Company serves, such and the banking and financial services industry, as well as key geographic markets where the Company operates. Each of the of the Company's current Directors holds or has held senior executive positions in large, complex organizations and has operating experience that meets this objective. In these positions, they have also gained experience in core management skills, such as strategic and financial planning, public company financial reporting, corporate governance, risk management, and leadership development.

The NCGC also believes that each of the current Directors has other key attributes that are important to an effective board: integrity and demonstrated high ethical standards; sound judgment; analytical skills; the ability to engage management and each other in a constructive and collaborative fashion; diversity or origin, background, experience, and thought; and the commitment to devote significant time and energy to service on the Board of Directors.

The NCGC annually reviews the individual skills and characteristics of the Directors, as well as the composition of the Board as a whole. This assessment includes a consideration of independence, diversity, age, skills, expertise, time availability, and industry background in the context of the needs of the Board of Directors and the Company. Although the Company has no policy regarding diversity, the NCGC Committee seeks a broad range of perspectives and considers both the personal characteristics (gender, ethnicity, age) and experience (industry, professional, public service) of Directors and prospective nominees to the Board of Directors.

Recommendations by any stockholder for Director nominees must be submitted in writing to the Chairman of the NCGC Committee at Hanmi Financial's principal executive offices, no later than the last business day of January of the year that Hanmi Financial's next Annual Meeting will be held, to be considered at such Annual Meeting. Stockholders shall include in such recommendation:

- The name, age, and address of each proposed Director nominee;
- The principal occupation of each proposed nominee;
- The number of shares of voting stock of Hanmi Financial owned by each proposed nominee;
- The name and address of the nominating stockholder;
- The number of shares of voting stock of Hanmi Financial owned by the nominating stockholder; and
- A letter from the proposed nominee indicating that such proposed nominee wishes to be considered as a nominee for the Board of Directors and will serve as a Director if elected.

In addition, each recommendation must set forth, in detail, the reasons why the nominating stockholder believes the proposed nominee meets the following general qualifications, which are the same qualifications used by the NCGC Committee in evaluating nominees:

- Nominees must possess high personal and professional ethics, integrity, and values, and be committed to representing the long-term interests of Hanmi Financial's stockholders;
- Nominees must have an inquisitive and objective perspective, practical wisdom, and mature judgment;
- Nominees must possess a broad range of skills, expertise, industry knowledge, and contacts useful to Hanmi Financial's business;
- Nominees must be willing to devote sufficient time to carrying out their duties and responsibilities effectively, and should be committed to serve on the Board of Directors for an extended period of time;
- Pursuant to the Corporate Governance Guidelines, nominees, once elected, should not serve on the boards of directors of more than two other public companies and, unless granted an exception by Hanmi Financial's Board of Directors, nominees cannot serve simultaneously as a Director of Hanmi Financial and as a director or officer of any other depository organization other than a subsidiary bank of Hanmi Financial; and
- Pursuant to the Corporate Governance Guidelines, nominees are encouraged to own shares of common stock of Hanmi Financial at a level that demonstrates a meaningful commitment to Hanmi Bank and Hanmi Financial, and to better align the nominee's interests with the stockholders of Hanmi Financial.

In identifying and evaluating Director candidates, the NCGC Committee will solicit and receive recommendations, and review qualifications of potential Director candidates. The NCGC Committee also may use search firms to identify Director candidates. To enable the NCGC Committee to effectively evaluate Director candidates, the NCGC Committee also may conduct appropriate inquiries into the backgrounds and qualifications of Director candidates, including reference checks. As stated above, the NCGC Committee will consider Director candidates recommended by stockholders utilizing the same criteria as candidates identified by the NCGC Committee.

Additionally, the NCGC Committee is responsible for determining the compensation of all of Hanmi Financial's executive officers, including Hanmi Financial's Chief Executive Officer, as well as administering Hanmi Financial's compensation plans. The NCGC Committee has the authority to delegate such decisions to subcommittees of the NCGC Committee. The NCGC Committee also is authorized to retain outside consultants to assist it in determining executive officer compensation.

The members of the NCGC Committee are Joon Hyung Lee, I Joon Ahn, John Hall, Paul Seon-Hong Kim, and Joseph K. Rho, with Mr. Lee serving as its Chairman. The NCGC Committee held fourteen (14) meetings from January to December 2009. See "The NCGC Committee Report."

Leadership Structure

The Board of Directors does not have a policy regarding the separation of the roles of Chief Executive Officer and Chairman of the Board as the Board believes it is in the best interests of the Company to make that determination based on the position and direction of the Company and the membership of the Board of Directors. The Board of Directors has determined that having an independent director serve as Chairman of the Board is in the best interest of the Company's stockholders at this time. This structure ensures a greater role for the independent Directors in the oversight of the Company and active participation of the independent Directors in setting agendas and establishing Board priorities and procedures. Further, this structure permits the Chief Executive Officer to focus on the management of the company's day-to-day operations.

Risk Oversight

The Company has a risk management program overseen by Jean Lim, the Chief Risk Officer of Hanmi Bank, who reports directly to the Bank's Chief Executive Officer. Material risks are identified and prioritized by management, and each prioritized task is referred to a Board committee or the full Board of Directors for oversight. For example, strategic risks are referred to the full Board of Directors while financial risks are referred to the Audit Committee. The Board of Directors regularly reviews information regarding the Company's credit, liquidity, and operations, as well as the risks associated with each, and annually reviews the Company's risk management program as a whole. Also, the NCGC periodically reviews the most important risks to the Company to ensure that compensation programs do not encourage excessive risk-taking.

Section 16(a) Beneficial Ownership Reporting Compliance

Under Section 16(a) of the Exchange Act, Hanmi Financial's Directors, executive officers, and any persons holding ten percent (10%) or more of Hanmi Financial's common stock are required to report their ownership of common stock and any changes in that ownership to the SEC and to furnish Hanmi Financial with copies of such reports. Specific due dates for these reports have been established, and Hanmi Financial is required to report in this Annual Report of Form 10-K/A any failure to file on a timely basis by such persons. Based solely upon a review of copies of reports filed with the SEC during the fiscal year ended December 31, 2009, Hanmi Financial believes that all persons subject to the reporting requirements of Section 16(a) filed all required reports on a timely basis.

Item 11. Executive Compensation

Compensation Discussion and Analysis

Overview

This Compensation Discussion and Analysis ("CD&A") describes our compensation philosophy, methodologies and our current practices with respect to the remuneration programs for the individuals listed in the Summary Compensation Table on page (the "Named Executive Officers"). The compensation programs of our Named Executive Officers are established, evaluated and maintained by the Nominating and Corporate Governance and Compensation Committee ("NCGC") of Hanmi Financial's Board of Directors. The NCGC is comprised entirely of outside Directors that satisfy the NASDAQ listing requirements and relevant Internal Revenue Code and SEC regulations on independence.

Compensation Philosophy and Objectives

The objectives of Hanmi Financial's compensation programs, including those of its banking subsidiary, Hanmi Bank, is to attract and retain executive officers of high caliber and quality, and to appropriate reward them for achievements towards promoting and furthering the business objectives and performance, both for the short term and the long term. The compensation programs of our Named Executive Officers are designed to provide incentive for good performance without inducing them to take excessive risk. Another objective is to encourage on-going and continued performance by offering long-term incentives, such as stock options, that align executive and shareholders' interest. In the end, the overriding goal is to maintain and promote shareholder value.

Methodology for Establishing Compensation

To assist the NCGC Committee in its development of the compensation programs for the Named Executive Officers, Hanmi Financial's Human Resources Department gathers data from competing financial institutions, through review of public information, such as proxy statements and salary surveys. In addition to the market data gathered by the Human Resources Department, the NCGC Committee also reviews and considers the Chief Executive Officer's (the "CEO") compensation recommendations.

The survey data provides a broader representation of the compensation practices in the banking industry. This data is used as reference point of the broader market. In establishing the target compensation levels for the Named Executive Offers, the NCGC Committee relied upon benchmark data from a peer group of three directly competing banks in the Los Angeles Korean American community and two other additional Los Angeles banks (the "Peer Group"), as well as the salary survey provided by the California Department of Financial Institutions. The banks included in the Peer Group consisted of the following:

- Cathay Bancorp, Los Angeles, California
- Center Bank, Los Angeles, California
- First Regional Bancorp, Los Angeles, California
- Nara Bank, Los Angeles, California
- Wilshire State Bank, Los Angeles, California

The Peer Group was selected to include banks comparable in size and the geography served to that of Hanmi Financial. Due to the rapidly changing economic conditions and turbulence in the financial industry, few financial institutions fit this criteria. Therefore, NCGC Committee limited the Peer Group to the above five financial institutions.

Hanmi Financial's NCGC Committee aims to target our Named Executive Officers' compensation package to be between 50th and 75th percentile of the market and the Peer-Group data is used to provide an indication of market pay practices for this purpose and to effectively provide data for subjective review and confirmation of the reasonableness of the compensation paid to our Named Executive Officers.

The Peer-Group data, in addition to the broader survey data, also provides the NCGC Committee with current information concerning market pay practices with respect to the pay composition among base salaries, annual bonuses and long-term incentives.

Although the decisions regarding the compensation levels are based on the information provided from review of the Peer-Group data, the NCGC Committee also takes into account the prevailing economic environment and the current financial condition of Hanmi Financial. The objective is to establish compensation programs that are motivating but affordable, with the purpose of aligning the interests of our Named Executive Officers with that of our shareholders.

Elements of the Compensation Program

The following describes the various components of the compensation mix that Hanmi Financial provides to the Named Executive Officers, the objectives of each pay component, and how each component is used to create a total competitive compensation package.

The NCGC Committee provides the Named Executive Officers with a compensation package that includes annual base salary, short-term cash incentive compensation, long-term incentive awards, deferred compensation, executive perquisites, and a broad-based benefits program.

Annual Base Salary

Annual base salaries are the fixed portion of the Named Executive Officers' cash compensation and are intended to reward the day-to-day aspects of their roles and responsibilities. The Named Executive Officers' annual salaries were set at the time they first joined the bank. The initial salaries were established by taking into account several factors including, but not limited to, the executive's experience, responsibilities, management abilities, and job performance. Hanmi Financial targets base salaries for its Named Executive Officers at market median. The NCGC Committee believes that the fiscal year 2009 base salaries of Hanmi Financial's Named Executive Officers are competitive with companies of similar size. Pay adjustments are generally made annually, after reviewing overall company performance, individual performance and the affordability of the increase. In the past year, there were no salary adjustments. The CEO's annual adjustment to base salary is incorporated in the Employment Agreement. The CEO is the only Named Executive Officer who has an Employment Agreement with Hanmi. All other Named Executive Officers are employed at-will.

Short-Term Cash Incentive Compensation

In accordance with Hanmi Financial's compensation philosophy, a significant portion of the Named Executive Officers' compensation packages is based on individual performance and Hanmi Financial's performance. For each Named Executive Officer, target bonuses are stated as a percentage of base salary. The annual bonus payable to the CEO is capped at 75% of his base salary. The annual bonuses payable to the other Named Executive Officers' are capped at 50% of base salary. In evaluating the short-term performance of Hanmi Financial, both financial and non-financial goals are utilized. The financial goals include return on average assets, pre-tax earnings, average deposit growth, and earning per share growth. The non-financial goals include leadership and management qualities, Board of Director relations, external relations, employee relations, and certain knowledge and skills specific to daily operations.

The NCGC Committee reviews performance against agreed upon financial goals on an annual basis to determine the short-term cash incentive compensation. In 2009, financial performance was measured against Asset Quality, Liquidity, Capital Adequacy, Earnings and Balance Sheet Deleveraging, weighted differently between the various components and also between executives. There is also a qualitative factor assessing Leadership and Capability for each of the Named Executive Officers. The NCGC Committee established no other performance goals for determining the short-term cash incentive compensation and recommended performance-based, short-term cash incentive compensation for the Named Executive Officers. In 2009, the bank continued to experience challenging economic conditions that adversely effected the bank's performance; however, it is important and necessary to recognize the contribution and leadership of our Named Executive Officers in this turbulent economy. The individual performance of each Named Executive Officer is discussed below.

Long-Term Incentive Awards

Long-term incentive awards, such as stock options and restricted stock, are the third key component of the Named Executive Officers' total compensation package. The members of the NCGC Committee believe that employee stock ownership is a significant incentive for the Named Executive Officers to build stockholder wealth, and thereby aligning the interests of employees and stockholders. The members of the NCGC Committee also believe that equity-based compensation complements the short-term cash incentive compensation by forcing executives to recognize the impact their short-term decisions might have on long-term outcomes. This compensation approach limits an executive's ability to reap short-term gains at the expense of Hanmi Financial's longevity. This is also an important tool in retaining Named Executive Officers, particularly through less rewarding years.

Long-term incentive awards are granted to the Named Executive Officers pursuant to the 2007 Equity Compensation Plan (the "2007 Plan"). The NCGC Committee has not established grant guidelines; rather, the size, timing, and other material terms of the long-term incentive awards for the Named Executive Officers are made at the discretion of the Board of Directors and the NCGC Committee. Factors considered by the NCGC Committee and the Board of Directors include awards to industry peers and each executive's previous grant history. In April 2009, in accordance with the Management Retention Program, developed partly in response to regulatory requirements, stock options and stock grants were awarded to the Named Executive Officers and other senior managers, as part of Hanmi's Management Retention Plan. Stock Options and restricted stock grants awarded are included in the Summary Compensation Table.

The NCGC Committee approves all awards under the 2007 Plan and acts as the administrator of the 2007 Plan. Stock options granted under the 2007 Plan generally vest over a five-year period, with 20 percent becoming exercisable (vesting) on each anniversary of the grant date. Due to the terms of the CEO's Employee Agreement, his stock options and restricted stock grants become fully vested in June 2010. All stock options are granted with a ten-year exercise term and have an exercise price equal to the fair market value of Hanmi Financial's common stock on the grant date. Restricted stock granted under the 2007 Plan generally vests over a five-year period, with 20 percent becoming unrestricted on each anniversary of the grant date.

Deferred Compensation

Under Hanmi Financial's Deferred Compensation Plan ("DCP"), the Named Executive Officers may defer up to 100 percent (100%) of their base salary and up to 100 percent (100%) of their short-term cash incentive compensation. The amounts deferred under the DCP are payable upon termination or retirement under the distribution schedule elected by the participant. Taxes are due upon distribution. The DCP is not exclusive to only the Named Executive Officers; all senior management employees are eligible to participate in the DCP.

The DCP is intended to comply, both in form and operation, with the requirements of Internal Revenue Code Section 409A and shall be limited, construed, and interpreted in accordance with such intent. To the extent that any payment under the DCP is subject Section 409A, it is intended that it be paid in a manner that shall comply with Section 409A, including the final regulations or any other applicable guidance issued by the Secretary of the Treasury and the Internal Revenue Service with respect thereto. In 2009, no Named Executive Officers participated in the DCP.

Executive Perquisites

The Named Executive Officers and other senior management employees receive the following benefits in addition to their other compensation: gasoline card; cellular phone allowance; and automobile allowance. Chief Executive Officer, Jay S. Yoo, also received a membership in Mountain-Gate Country Club. These additional benefits and benefit levels of the Named Executive Officers are detailed in the Summary Compensation Table.

Broad-Based Benefits Programs

The Named Executive Officers participate in the benefit programs that are available to all full-time employees. These benefits include health, dental, vision, and life insurance, short-and long-term disability insurance, healthcare reimbursement accounts, paid vacation, and contributions to a 401(k) profit sharing retirement plan.

Change in Control Arrangements

The CEO's Employment Agreement contains a provision for severance pay of a period of six (6) months or the remainder of his employment contract, whichever is less, in case of his involuntary termination of employment without cause. This provision also would apply should there be a change in control. The Chief Financial Officer and the Chief Credit Officer do not have any such change-in-control arrangements.

Compensation Policy Risk Assessment

The NCGC Committee reviews the compensation of the Named Executive Officers, as well as the overall compensation practices for the organization. Any performance incentive programs, awarding of bonus payments, and the budgeting for annual salary adjustments are reviewed and approved by the NCGC Committee before being presented to the full board of directors for ratification. An important aspect of the review is an assessment of whether the programs in any way encourage the Named Executive Officers or any other employee of Hanmi Financial to take unacceptable risk, in the short term and for the long term.

In 2009, the Officers' Incentive Compensation Program was suspended and bonuses, usually paid in July and December, were not paid.

Named Executive Officers' Compensation

The Chief Executive Officer meets with the NCGC Committee to review the Chief Executive Officer's compensation recommendation for the other Named Executive Officers. No adjustments were made in 2009 for any of the Named Executive Officers as a result of the unprecedented decline in the economy and concurrent deterioration in the Company's performance.

Employment Agreement with Chief Executive Officer, Jay S. Yoo

Jay S. Yoo joined Hanmi Financial and Hanmi Bank as President and Chief Executive Officer as of June 23, 2008. His Employment Agreement, effective June 23, 2008, has a two-year initial term, with an option to renew for an additional three years at the discretion of the Board of Directors of Hanmi Financial, and provides for a yearly base salary of $330,000, with a target bonus of up to seventy-five percent (75%) of his annual base salary. Per the Employment Agreement, Mr. Yoo's annual base salary was to be increased by $10,000 in June 2009. Mr. Yoo voluntarily relinquished the increase in base salary and the Board of Directors accepted his request as a well intentioned gesture towards the staff who did not receive a base salary adjustment in 2009.

Mr. Yoo's bonus, which is to be paid in cash, is dependent on the attainment of certain financial goals set by the Board of Directors. The financial goals have been discussed and set in early 2009, and based on the defined goals, Hanmi Financial paid no bonus to Mr. Yoo.

In addition, Under Mr. Yoo's Employment Agreement, he is entitled to the use of a company car, a bank issued cellular telephone, membership in a business club and golf country club, and payment of reasonable business related expenses. His Employment Agreement also calls for the granting of the option to purchase 70,000 shares of Hanmi Financial stock. The terms of the stock options are subject to the terms and conditions set forth in the 2007 Plan. The options vest in equal installments over two years starting one year after the date of the grant.

Compensation for Chief Financial Officer, Brian Cho

Brian E. Cho, Executive Vice President & Chief Financial Officer joined the organization in December 2007. He does not have an employment agreement and his employment is at-will. Per his employment letter executed November 1, 2007, his annual base salary is $270,000 and he is eligible to receive incentive cash compensation of up to fifty percent of his annual base salary.

In 2009, he received an annual base salary of $270,000, as well as an auto allowance of $700 per month, a cell phone allowance of $100 per month, a gas card, and other general benefits afforded to all employees.

Compensation for Chief Credit Officer, John Park

Mr. John Park was hired on September 2, 2008 as an Executive Vice President and the Chief Credit Officer. Per his employment offer letter, dated August 13, 2008, Mr. Park's annual base salary was $210,000, plus an annual bonus of up to fifty percent (50%) of his base salary. Upon his hiring, Mr. Park was granted an option to purchase 30,000 shares of common stock. He also received 5,000 shares in restricted stock grants at that same time. Both the stock options and the restricted stock grants are subject to the terms and conditions set forth in the 2007 Plan and vest over five years, starting one year after the date of the grant.

Mr. Park also was entitled to an automobile allowance of $700 per month, reimbursement of cell phone expenses of $100 per month, and other general benefits afforded to all employees.

Mr. Park passed away in October 2009. Hanmi Financial paid his estate all accrued salary, pay for vacation accrued and not used. Mr. Park's estate also received $50,000 from his life insurance company.

Compensation for Interim Chief Credit Officer, Jung Hak Son

Mr. Jung Hak Son served as Senior Vice President and District Leader for the past 4 years and was promoted to the position of Interim Chief Credit Officer on October 21,

2009. His employment is at-will and there is no employment agreement between the bank and Mr. Son. His compensation package was not changed at the time of appointment to the Interim Chief Credit Officer position. His compensation at the time of his appointment included a base salary of $180,000, plus a bonus of up to forty percent of his base salary. The bonus payable to Mr. Son is wholly dependent on the bank's performance and his individual performance. He is also entitled to an auto allowance of $700 per month, a $100 per month cell phone allowance, and other general benefits afforded to all employees.

On December 23, 2009, he was appointed as the permanent Chief Credit Officer, pending regulatory approval. At that time, his compensation package was revised. His new annual base salary was increased to $210,000. All other benefits remain the same.

Administrative Policies and Practices

To evaluate and administer the compensation programs of the Named Executive Officers, the NCGC Committee meets regularly, at least four times a year. In addition, the NCGC Committee also holds special meetings to discuss extraordinary items, such as the appointment of the Interim Chief Credit Officer in October 2009. At the end of a meeting, the NCGC Committee may choose to meet in executive session, when necessary. In 2009, the NCGC Committee met 16 times.

Stock Ownership Guidelines

The NCGC Committee has not implemented stock ownership guidelines for the Named Executive Officers; however, the NCGC Committee continues to periodically review best practices and re-evaluate whether stock ownership guidelines are consistent with Hanmi Financial's compensation philosophy and with stockholders' interests.

Tax Deductibility of Executive Officer Compensation

Internal Revenue Code Section 162(m) precludes a public corporation from taking a deduction for compensation in excess of $1 million for its chief executive officer or any of its three other highest paid executive officers (excluding the chief financial officer), unless certain specific and detailed criteria are satisfied. However, performance-based compensation that has been approved by stockholders is excluded from the $1 million limit. Hanmi Financial complies with the requirements of Section 162(m). Accordingly, all grants made under the 2007 Plan in fiscal year 2009 comply with Section 162(m) The NCGC Committee will continue to carefully consider the impact of Section 162(m) in determining the appropriate pay mix and compensation levels for the Named Executive Officers.

Compensation Committee Report

The following Compensation Committee Report should not be deemed filed or incorporated by reference into any other document, including Hanmi Financial's filings under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent the Company specifically incorporates this Report into any such filing by reference.

The NCGC Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 401(b) of Regulation S-K with management and, based on such review and discussions, the NCGC Committee recommended to the Board of Directors of Hanmi Financial that the Compensation Discussion and Analysis be included in this Form 10-K report. In addition, the NCGC Committee certifies that:

It has reviewed with the senior risk officer the employee compensation plans and has made all reasonable efforts to limit any unnecessary risks these plans pose to Hanmi Financial; and

It has reviewed the employee compensation plans to eliminate any features of these plans that would encourage the manipulation of reported earnings of Hanmi Financial to enhance the compensation of any employee.

The NCGC Committee Report

The NCGC Committee has reviewed and discussed the "Nominating, Corporate Governance and Compensation Discussion and Analysis" required by Item 402(b) of Regulation S-K with management, and, based on such review and discussions, the NCGC Committee recommended to the Board of Directors that the "Compensation Discussion and Analysis" be included in this Annual Report on Form 10K/A.

THE NCGC Committee

Joon H. Lee (Chairman)
I Joon Ahn
John Hall
Paul Seon-Hong Kim
Joseph K. Rho

Summary Compensation Table

The following table summarizes the total compensation paid or earned by the Named Executive Officers for the fiscal years ended December 31, 2009, 2008 and 2007. Only one of our current Named Executive Officers were employed by us in 2007.

SUMMARY COMPENSATION TABLE

Name and Principal Position	*Year*	*Salary* (1) *($)*	*Bonus* (1) (5) *($)*	*Stock Awards* (2) (3) *($)*	*Option Awards* (2) (4) *($)*	*Non-Equity Incentive Plan Compensation ($)*	*Change in Pension Value and Non-Qualified Deferred Compensation Earnings ($)*	*All Other Compensation* (1) *($)*	*Total ($)*
(a)	*(b)*	*(c)*	*(d)*	*(e)*	*(f)*	*(g)*	*(h)*	*(i)*	*(j)*
Jay S. Yoo,	2009	$326,192	$ —	$ 4,050	$48,425	$—	$—	$63,668 (6)	$442,335
President, Chief Executive Officer and Director	2008	$172,404	$ —	$ —	$25,556	$—	$—	$49,722 (6)	$247,682
Brian E. Cho,	2009	$266,885	$ —	$12,558	$16,476	$—	$—	$36,522 (7)	$332,441
Executive Vice President and	2008	$270,000	$ —	$ 9,520	$15,091	$—	$—	$35,239 (7)	$329,850
Chief Financial Officer	2007	$ 22,500	$100,000	$ 793	$ 1,258	$—	$—	$ 878 (7)	$125,429
Jung Hak Son, *Senior Vice President and Chief Credit Officer*	2009	$173,385	$	$12,295	$29,502	$—	$—	$36,169 (8)	$251,351
John Park, Former	2009	$175,544	$ —	$ 3,433	$ 7,785	$—	$—	$28,673 (9)	$215,435
Executive Vice President and Chief Credit Officer (10)	2008	$ 70,000	$ —	$ 1,717	$ 3,892	$—	$—	$ 6,448 (9)	$ 82,057

(1) *All cash compensation and perquisites paid to the Named Executive Officers are paid by, and are the responsibility of, Hanmi Financial's subsidiary, Hanmi Bank.*

(2) *All equity awards are made by Hanmi Financial, are for shares of Hanmi Financial's common stock, and are made pursuant to the 2007 Equity Compensation Plan (the "2007 Plan").*

(3) *Pursuant to new SEC regulations regarding the valuation of equity awards, amounts in columns (e) represent the applicable full grant date fair values of stock awards in accordance with FASB ASC Topic 718, excluding the effect for forfeitures. To facilitate year-to-year comparisons, the SEC regulations require companies to present recalculated disclosures for each preceding year required under the rules so that equity awards and stock options reflect the applicable full grant date fair values, excluding the effect of forfeitures. The total compensation column is recalculated accordingly. For further information, see Note 13 to Hanmi Financial's audited financial statements for the year ended December 31, 2009 included in Hanmi Financial's Annual Report on Form 10-K filed with the SEC on March 15, 2010.*

(4) *Pursuant to new SEC regulations regarding the valuation of equity awards, amounts in columns (F) represent the applicable full grant date fair values of option awards in accordance with FASB ASC Topic 718, excluding the effect for forfeitures. To facilitate year-to-year comparisons, the SEC regulations require companies to present recalculated disclosures for each preceding year required under the rules so that equity awards and stock options reflect the applicable full grant date fair values, excluding the effect of forfeitures. The total compensation column is recalculated accordingly. For further information, see Note 13 to Hanmi Financial's audited financial statements for the year ended December 31, 2009 included in Hanmi Financial's Annual Report on Form 10-K filed with the SEC on March 15, 2010.*

(5) *The amounts in column (d) reflect the discretionary bonuses paid to the Named Executive Officers for services performed in the prior year. Amounts shown are not reduced to reflect the Named Executive Officers' elections, if any, to defer receipt of awards into the DCP.*

(6) *Amounts consist of: a) life insurance premiums ($392 for 2009; $199 for 2008); b) company automobile ($26,936 for 2009; $3,967 for 2008); c) health insurance premiums ($11,178 for 2009; $7,613 for 2008); d) employer contributions under the 401(k) plan ($12,375 for 2009; $9,900 for 2008); e) club memberships ($8,110 for 2009; $27,454 for 2008); and f) other perquisites ($4,677 for 2009; $589 for 2008) such as cellular phone allowance, gasoline card, meal allowance and Holiday gift cards.*

(7) *Amounts consist of: a) life insurance premiums ($392 for 2009; $398 for 2008, $0 for 2007); b) automobile allowance ($8,303 for 2009; $8,400 for 2008, $700 for 2007); c) health insurance premiums ($10,157 for 2009; $11,830 for 2008, $0 for 2007); d) employer contributions under the 401(k) plan ($12,375 for 2009; $11,625 for 2008, $0 for 2007); and e) other perquisites ($5,295 for 2009; $2,236 for 2008, $178 for 2007) such as cellular phone allowance, gasoline card, meal allowance and Holiday gift cards.*

(8) *Amounts consist of: a) life insurance premiums ($370 for 2009); b) automobile allowance ($8,303 for 2009); c) health insurance premiums ($10,157 for 2009); d) employer contributions under the 401(k) plan ($10,403 for 2009); and e) other perquisites ($6,936 for 2009) such as cellular phone allowance, gasoline card, meal allowance and Holiday gift cards.*

(9) *Amounts consist of: a) life insurance premiums ($327 for 2009; $99 for 2008); b) automobile allowance ($6,591 for 2009; $2,800 for 2008); c) health insurance premiums ($8,480 for 2009; $2,743 for 2008); d) employer contributions under the 401(k) plan ($9,547 for 2009; $394 for 2008); and e) other perquisites ($3,728 for 2009; $412 for 2008) such as cellular phone allowance, gasoline card, meal allowance and Holiday gift cards.*

(10) *Mr. Park passed away on October 14, 2009.*

Grants of Plan-Based Awards

The following table complements the "Summary Compensation Table" disclosure of the grant date fair value of stock and option awards granted to Hanmi Financial's Named Executive Officers during the fiscal year ended December 31, 2009:

GRANTS OF PLAN-BASED AWARDS

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards (1)			*Estimated Future Payouts Under Equity Incentive Plan Awards*			*All Other Stock Awards: Number of Shares of Stock or Units (#)*	*All Other Option Awards: Number of Securities Underlying Options (#)*	*Exercise or Base Price of Option Awards* (1) *($/Share)*	*Grant Date Fair Value of Stock and Option Awards* (2)
Name	*Grant Date*	*Threshold ($)*	*Target ($)*	*Maximum ($)*	*Threshold (#)*	*Target (#)*	*Maximum (#)*				
(a)	*(b)*	*(c)*	*(d)*	*(e)*	*(f)*	*(g)*	*(h)*	*(i)*	*(j)*	*(k)*	*(l)*
Jay S. Yoo	04/08/09	$—	$—	$—	—	—	—	—	50,000	$1.35	$30,765
	04/08/09	$—	$—	$—	—	—	—	20,000	—	—	$27,000
Brian E. Cho	04/08/09	$—	$—	$—	—	—	—	—	15,000	$1.35	$ 9,230
	04/08/09	$—	$—	$—	—	—	—	15,000	—	—	$20,250
Jung Hak Son	04/08/09	$—	$—	$—	—	—	—	—	10,000	$1.35	$ 6,153
	04/08/09	$—	$—	$—	—	—	—	10,000	—	—	$13,500
John Park	04/08/09	$—	$—	$—	—	—	—	—	15,000	$1.35	$ 9,230
	04/08/09	$—	$—	$—	—	—	—	15,000	—	—	$20,250

(1) *Hanmi Financial's practice is that the exercise price for each stock option is the market value on the date of grant.*

(2) *The amounts in column (l) reflect the grant date fair value computed in accordance with FASB ASC Topic 718. Assumptions used in the calculation of these amounts for the fiscal year ended December 31, 2009 are included in Note 12 to Hanmi Financial's audited financial statements for the fiscal year ended December 31, 2009, included in Hanmi Financial's Annual Report on Form 10-K filed with the SEC on March 15, 2010.*

Outstanding Equity Awards at Fiscal Year-End

In 2000, the Company's Board of Directors adopted the Hanmi Financial Year 2000 Stock Option Plan ("2000 Stock Option Plan") which was approved by shareholders in May 2000. The purpose of the 2000 Stock Option Plan is to enable the Company to attract, retain and motivate officers, directors, and employees by providing for or increasing their proprietary interests in the Company and, in the case of non-employee directors, to attract such directors and further align their interests with those of the Company's shareholders by providing or increasing their proprietary interests in the Company. The maximum number of shares of the Company's common stock that may be issued pursuant to options granted under the 2000 Plan is 977,399 (subject to adjustment to prevent dilution). 2,101,926 shares were previously issued under the 2000 Stock Option Plan and there are 804,358 number of current outstanding options under the 2000 Stock Option Plan. Options are no longer being issued under the 2000 Stock Option Plan.

In 2007, our Board of Directors adopted the Hanmi Financial Corporation 2007 Equity Compensation Plan (the "2007 Plan"). A key objective of the 2007 Plan is to provide more flexibility in the types of equity incentives that may be offered to employees, consultants and non-employee directors. The 2007 Plan provides for several different types of equity awards in addition to stock options and restricted stock awards. Stock options granted under the 2007 Plan generally vest over a five-year period, with 20 percent becoming exercisable 12 months following the grant date, and 20 percent thereafter on each anniversary of the grant date. All stock options are granted with a ten-year exercise term and have an exercise price equal to the fair market value of Hanmi Financial's common stock on the date of grant. Restricted stock granted under the 2007 Plan also generally vest over a five-year period, with 20 percent becoming unrestricted 12 months following the grant date, and 20 percent thereafter on each anniversary of the grant date.

The 2007 Plan provides Hanmi Financial flexibility to (i) attract and retain qualified non-employee directors, executives and other key employees and consultants with appropriate equity-based awards, (ii) motivate high levels of performance, (iii) recognize employee contributions to Hanmi Financial's success, and (iv) align the interests of plan participants with those of Hanmi Financial's stockholders. In addition, the Board believes a robust equity compensation program is necessary to provide Hanmi

Financial with flexibility in negotiating strategic acquisitions and other business relationships to further expand and grow our business. The maximum number of shares of the Company's common stock that may be issued pursuant to options granted under the 2007 Plan is 3,000,000. 542,667 shares were previously issued under the 2007 Plan and there are 376,000 number of current outstanding options under the 2007 Plan.

The following table shows information as of December 31, 2009, for Hanmi Financial's Named Executive Officers concerning unexercised options, stock that has not vested, and Equity Incentive Plan Awards.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

	Option Awards					*Stock Awards*			
Name	*Number of Securities Underlying Unexercised Options (#) Exercisable*	*Number of Securities Underlying Unexercised Options (#) Unexercis-able*	*Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)*	*Option Exercise Price ($)*	*Option Expiration Date*	*Number of Shares or Units of Stock That Have Not Vested (#)*	*Market Value of Shares or Units of Stock That Have Not Vested ($)*	*Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)*	*Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)*
(a)	*(b)*	*(c)*	*(d)*	*(e)*	*(f)*	*(g)*	*(h)*	*(i)*	*(j)*
Jay S. Yoo	35,000 (1)	35,000 (1)	—	$ 5.66	06/23/18	—	$ —	—	$—
	—	50,000 (2)	—	$ 1.35	04/08/19	20,000 (9)	$24,000 (14)	—	$—
Brian E. Cho	12,000 (3)	18,000 (3)	—	$ 9.52	12/03/17	3,000 (10)	$ 3,600 (15)	—	$—
	—	15,000 (4)	—	$ 1.35	04/08/19	15,000 (11)	$18,000 (16)	—	$—
Jung Hak Son	6,000 (5)	4,000 (5)	—	$18.00	04/19/16	—	$ —	—	$—
	6,000 (6)	4,000 (6)	—	$19.44	06/30/16	—	$ —	—	$—
	—	—	—	$ —	—	1,800 (12)	$ 2,160 (17)	—	$—
	—	10,000 (7)	—	$ 1.35	04/08/19	10,000 (13)	$12,000 (18)	—	$—
John Park	6,000 (8)	— (8)	—	$ 5.15	01/12/10	—	$ —	—	$—

(1) *On June 23, 2008, pursuant to the 2007 Plan, 70,000 stock options were granted to Jay S. Yoo with vesting as follows: 50 percent (50%) to vest on June 23, 2009 and 50 percent (50%) to vest on June 23, 2010.*

(2) *On April 8, 2009, pursuant to the 2007 Plan, 50,000 stock options were granted to Jay S. Yoo with vesting as follows: 20 percent (20%) to vest on April 8, 2010 and 20 percent (20%) to vest on each of the next four anniversary dates.*

(3) *On December 3, 2007, pursuant to the 2007 Plan, 30,000 stock options were granted to Brian E. Cho with vesting as follows: 20 percent (20%) to vest on December 3, 2008 and 20 percent (20%) to vest on each of the next four anniversary dates.*

(4) *On April 8, 2009, pursuant to the 2007 Plan, 15,000 stock options were granted to Brian E. Cho with vesting as follows: 20 percent (20%) to vest on April 8, 2010 and 20 percent (20%) to vest on each of the next four anniversary dates.*

(5) *On April 19, 2006, pursuant to the Year 2000 Stock Option Plan ("2000 Plan"), 10,000 stock options were granted to Jung Hak Son with vesting as follows: 20 percent (20%) to vest on April 19, 2007 and 20 percent (20%) to vest on each of the next four anniversary dates.*

(6) *On June 30, 2006, pursuant to the 2000 Plan, 10,000 stock options were granted to Jung Hak Son with vesting as follows: 20 percent (20%) to vest on June 30, 2006 and 20 percent (20%) to vest on each of the next four anniversary dates.*

(7) *On April 8, 2009, pursuant to the 2007 Plan, 15,000 stock options were granted to Jung Hak Son with vesting as follows: 20 percent (20%) to vest on April 8, 2010 and 20 percent (20%) to vest on each of the next four anniversary dates.*

(8) *On September 2, 2008, pursuant to the 2007 Plan, 30,000 stock options were granted to John Park with vesting as follows: 20 percent (20%) to vest on September 2, 2009 and 20 percent (20%) to vest on each of the next four anniversary dates. Mr. Park passed away on October 14, 2009. As of that date, 6,000 stock options were vested and still exercisable for a period of 90 days, or January 12, 2010.*

(9) *On April 8, 2009, pursuant to the 2007 Plan, 20,000 shares of restricted stock were awarded to Jay S. Yoo with vesting as follows: 20 percent (20%) to vest on April 8, 2010 and 20 percent (20%) to vest on each of the next four anniversary dates.*

(10) *On December 3, 2007, pursuant to the 2007 Plan, 5,000 shares of restricted stock were awarded to Brian E. Cho with vesting as follows: 20 percent (20%) to vest on December 3, 2008 and 20 percent (20%) to vest on each of the next four anniversary dates. 3,000 shares remain unvested after 20% (1,000 shares) vested on December 3, 2009 and 20% (1,000 shares) vested on December 3, 2008.*

(11) *On April 8, 2009, pursuant to the 2007 Plan, 15,000 shares of restricted stock were awarded to Brian E. Cho with vesting as follows: 20 percent (20%) to vest on April 8, 2010 and 20 percent (20%) to vest on each of the next four anniversary dates.*

(12) *On November 1, 2007, pursuant to the 2007 Plan, 3,000 shares of restricted stock were awarded to Jung Hak Son with vesting as follows: 20 percent (20%) to vest on November 1, 2007 and 20 percent (20%) to vest on each of the next four anniversary dates. 1,800 shares remain unvested after 20% (600 shares) vested on November 1, 2009 and 20% (600 shares) vested on November 1, 2008.*

(13) *On April 8, 2009, pursuant to the 2007 Plan, 10,000 shares of restricted stock were awarded to Jung Hak Son with vesting as follows: 20 percent (20%) to*

vest on April 8, 2010 and 20 percent (20%) to vest on each of the next four anniversary dates.

(14) *Amount calculated as follows: Closing Stock Price as of December 31, 2009 ($1.20) x Unvested Shares of Restricted Stock (20,000).*

(15) *Amount calculated as follows: Closing Stock Price as of December 31, 2009 ($1.20) x Unvested Shares of Restricted Stock (3,000).*

(16) *Amount calculated as follows: Closing Stock Price as of December 31, 2009 ($1.20) x Unvested Shares of Restricted Stock (15,000).*

(17) *Amount calculated as follows: Closing Stock Price as of December 31, 2009 ($1.20) x Unvested Shares of Restricted Stock (1,800).*

(18) *Amount calculated as follows: Closing Stock Price as of December 31, 2009 ($1.20) x Unvested Shares of Restricted Stock (10,000).*

Option Exercises and Stock Vested

The following table shows information for amounts received upon exercise of options or vesting of stock by Hanmi Financial's Named Executive Officers during the fiscal year ended December 31, 2009.

OPTION EXERCISES AND STOCK VESTED

	Option Awards		*Stock Awards*	
Name	*Number of Shares Acquired on Exercise (#)*	*Value Realized on Exercise ($)*	*Number of Shares Acquired on Vesting (#)*	*Value Realized on Vesting ($)*
(a)	*(b)*	*(c)*	*(d)*	*(e)*
Jay S. Yoo	—	$—	—	$ —
Brian E. Cho	—	$—	1,000(1)	$1,210 (2)
Jung Hak Son	—	$—	600	$ 918 (3)
John Park	—	$—	1,000(4)	$1,480 (5)

(1) *On December 3, 2007, pursuant to the 2007 Plan, 5,000 shares of restricted stock were awarded to Brian E. Cho with vesting as follows: 20 percent (20%) to vest on December 3, 2008 and 20 percent (20%) to vest on each of the next four anniversary dates.*

(2) *Amount calculated as follows: Closing Stock Price as of December 3, 2009 ($1.21) x Shares of Restricted Stock That Vested (1,000).*

(3) *Amount calculated as follows: Closing Stock Price as of October 30, 2009 ($1.53) x Shares of Restricted Stock That Vested (600).*

(4) *On September 2, 2008, pursuant to the 2007 Plan, 5,000 shares of restricted stock were awarded to John Park with vesting as follows: 20 percent (20%) to vest on September 2, 2009 and 20 percent (20%) to vest on each of the next four anniversary dates.*

(5) *Amount calculated as follows: Closing Stock Price as of September 2, 2009 ($1.48) x Shares of Restricted Stock That Vested (1,000).*

Non-Qualified Deferred Compensation Plan

Hanmi Financial's DCP is an unfunded, unsecured deferred compensation plan. The DCP allows participants to defer all or a portion of their base salary and/or annual bonus. During 2009 none of the Named Executive Officers participated in the DCP.

Potential Payments Upon Termination or Change In Control

Hanmi Financial has entered into an employment agreement with its Chief Executive Officer that will require Hanmi Financial to provide compensation to the Chief Executive Officer in the event of a termination of employment or a change in control of Hanmi Financial. The amount of compensation payable to the Chief Executive Officer in each situation is listed in the tables below.

The following table describes the potential payments upon termination or a change in control of Hanmi Financial for Mr. Jay S. Yoo:

Executive Benefits and Payments Upon Termination [1]	*Voluntary Termination*	*Without Good Cause Termination*	*Good Cause Termination*	*Change in Control*	*Death*	*Disability*
Compensation:						
Base Salary	$158,400 [2]	$158,400 [2]	$ —	$158,400 [2]	$158,400 [2]	$158,400 [2]
Benefits and Perquisites:						
Life Insurance Benefits	—	—	—	—	$ 50,000 [3]	—
Disability Income	—	—	—	—	—	$ 97,500 [4]
Accrued Vacation Pay	$ 24,115 [5]	$ 24,115 [5]	$24,115 [5]	$ 24,115 [5]	$ 24,115 [5]	$ 24,115 [5]
Total	$182,515	$182,515	$24,115	$182,515	$232,515	$280,015

(1) *Assumes the Chief Executive Officer's date of termination is December 31, 2009 and the price per share of Hanmi Financial's stock on the date of termination is $1.20 per share.*

(2) *Amount represents total base salary to be paid to the Chief Executive Officer, which is base pay equal to six months or the remaining term of the Chief Executive Officer's employment agreement, which ends on June 23, 2010, whichever is shorter. Amount is calculated as follows: $330,000 (Annual Base Salary) x 0.48 year (which is the remaining term of the Chief Executive Officer's employment agreement)*

(3) *Amount represents proceeds from life insurance policies.*

(4) *Amount represents disability income to be paid to the Chief Executive Officer until he reaches age 65.*

(5) *Amount represents cash lump-sum payment for unused vacation days as of termination date.*

Below is a description of the assumptions that were used in creating the table above. The descriptions of the payments below are applicable only to the Chief Executive Officer's potential payments upon termination or change in control. For the other Named Executive Officers, any potential payments upon termination or change in control would be the same as those generally available to all employees.

Voluntary Termination

At any time after the commencement of employment, Mr. Yoo, our Chief Executive Officer, may terminate his employment agreement. If he voluntarily resigns or otherwise terminates his employment, including as a result of a change in control, death or disability, then he is entitled to receive base salary equal to six months or the remaining term of his employment agreement, which ends on June 23, 2010, whichever is shorter. The unvested portion of any outstanding stock option shall terminate immediately.

Without Good Cause Termination

Hanmi Financial may terminate Mr. Yoo's employment agreement without a showing of "good cause". If Hanmi Financial terminates Mr. Yoo's employment agreement without "good cause," including upon a change in control, subject to Mr. Yoo's execution of an effective general release of claims and his continuing compliance with the covenants set forth in his employment agreement, Mr. Yoo shall receive an amount equal to his base salary for six months or the remaining term of his employment agreement, which ends on June 23, 2010, whichever is shorter. The unvested portion of any stock options and restrictive stock shall terminate immediately.

Good Cause Termination

Hanmi Financial may terminate Mr. Yoo's Employment Agreement for "good cause," which shall mean: (1) Mr. Yoo is negligent in the performance of his material duties or engages in misconduct (i.e., the intentional or negligent violation of any state or federal banking law or regulation, or Hanmi Financial's employment policies, including but not limited to policies regarding honesty, conflict of interest, policies against discrimination, and/or employee leave policies); or (2) Mr. Yoo is convicted of or pleads guilty or nolo contendere to any felony, or is convicted of or pleads guilty or nolo contendere to any misdemeanor involving moral turpitude; or (3) Hanmi Financial is required to remove or replace Mr. Yoo by formal order or formal or informal instruction, including a requested consent order or agreement, from the Comptroller or Federal Deposit Insurance Corporation ("FDIC") or any other regulatory authority having jurisdiction; or (4) Mr. Yoo engages in any willful breach of duty during the course of his employment, or habitually neglects his duties or has a continued incapacity to perform; or (5) Mr. Yoo fails to follow any written policy of the Board of Directors or any resolutions of the Board of Directors adopted at a duly called meeting intentionally and in a material way; or (6) Mr. Yoo engages in any activity that materially adversely affects Hanmi Financial's reputation in the community, provided, at the time of engaging in such activity, Mr. Yoo knew or should have known that such activity would materially adversely affect Hanmi Financial's reputation in the community; or (7) Hanmi Bank receives a Section 8(a) Order from the FDIC or a Section 8(b) Order from the FDIC; or (8) Hanmi Bank receives a cease or desist order from the California Department of Financial Institutions that is attributable to the act or omission of Mr. Yoo in any material respect. In the event of a termination for good cause, as enumerated above, Mr. Yoo shall have no right to any compensation not otherwise expressly provided for in the employment agreement.

Other Executives.

Hanmi Financial does not have an employment agreement with any other executives. Because other executives' employment is "at-will," Hanmi Fiancial does not owe any compensation to other executives in the event of a termination of employment or a change in control of Hanmi Financial other than accrued salary and accrued vacation not used.

Director Compensation

The following table sets forth certain information regarding compensation paid to persons who served as outside Directors of Hanmi Financial for the fiscal year ended December 31, 2009:

DIRECTOR COMPENSATION

Name	*Fees Earned or Paid in Cash ($)* (1)(2)	*Stock Awards ($)*	*Option Awards ($)* (3)(4)(5)(6)	*Non-Equity Incentive Plan Compensation ($)*	*Change in Pension Value and Non-Qualified Deferred Compensation Earnings ($)*	*All Other Compensation ($)* (1)(7)	*Total ($)*
(a)	*(b)*	*(c)*	*(d)*	*(e)*	*(f)*	*(g)*	*(h)*
Robert Abeles (8)	$12,900	$—	$ —	$—	$—	$ 1,274	$ 14,174
I Joon Ahn	$64,200	$—	$40,188	$—	$—	$ 15,275	$119,663
John A. Hall	$66,350	$—	$ 4,884	$—	$—	$ —	$ 71,234
Paul Seon-Hong Kim	$63,700	$—	$ 4,884	$—	$—	$ 12,762	$ 81,346
Joon Hyung Lee	$66,850	$—	$40,188	$—	$—	$ 15,276	$122,314
Richard B. C. Lee (9)	$19,300	$—	$ —	$—	$—	$295,612	$314,912
Charles Kwak (10)	$13,600	$—	$ —	$—	$—	$ 3,822	$ 17,422
Joseph K. Rho	$83,000	$—	$40,188	$—	$—	$ 15,275	$138,463
William J. Stolte	$42,200	$—	$ 5,707	$—	$—	$ 478	$ 48,385

(1) All cash compensation and perquisites paid to Directors are paid by Hanmi Bank, which is then reimbursed by Hanmi Financial.

(2) Each Director who is not an employee of Hanmi Financial (an outside Director) is paid a monthly retainer fee of $3,000 and $1,000 monthly for attendance at Board of Directors meetings ($500 for telephonic attendance at Board meetings). In addition, the Chairman of the Board receives an additional $2,500 each month. The Audit Committee Chairman receives an additional $1,500 each month. The chairmen of the remaining committees receive an additional $750 each month, and committee members receive an additional $200 each month for attending committee meetings ($100 each month for telephonic attendance at committee meetings).

(3) All equity awards are made by Hanmi Financial, are for shares of Hanmi Financial's common stock, and are made pursuant to the 2007 Plan.

(4) The amounts in column (d) reflect the dollar amount recognized or reversed for financial statement reporting purposes for the fiscal year ended December 31, 2009, in accordance with FASB ASC Topic 718, of awards pursuant to the 2007 Plan, and thus include amounts from awards granted in and prior to 2009. Assumptions used in the calculation of these amounts for the fiscal year ended December 31, 2009 are included in Note 13 to Hanmi Financial's audited financial statements for the fiscal year ended December 31, 2009, included in Hanmi Financial's Annual Report on Form 10-K filed with the SEC on March 15, 2010.

(5) ***Grants of Plan-Based Awards*** – Directors are eligible to be granted stock options and restricted stock under the 2007 Plan. In 2009, outside Directors were granted the following stock options and restricted stock awards under the 2007 Plan:

Name	*Grant Date*	*All Other Option Awards: Number of Securities Underlying Options (#)*	*Exercise or Base Price of Option Awards* [(a)] *($/Share)*	*Grant Date Fair Value of Stock and Option Awards*
I Joon Ahn	04/08/09	20,000	$1.35	$12,306
	04/08/09	15,000	$1.35	$20,250
John A. Hall	04/08/09	20,000	$1.35	$12,306
	04/08/09	15,000	$1.35	$20,250
Paul Seon-Hong Kim	04/08/09	20,000	$1.35	$12,306
	04/08/09	15,000	$1.35	$20,250
Charles Kwak[(10)]	07/01/09	20,000	$1.69	$17,220
	07/01/09	15,000	$1.69	$25,350
Joon Hyung Lee	04/08/09	20,000	$1.35	$12,306
	04/08/09	15,000	$1.35	$20,250
Joseph K. Rho	04/08/09	20,000	$1.35	$12,306
	04/08/09	15,000	$1.35	$20,250
William J. Stolte	04/22/09	20,000	$1.57	$14,492
	04/22/09	15,000	$1.57	$23,550

(6) ***Outstanding Equity Awards at Fiscal Year-End*** – The following table shows information as of December 31, 2009 for Hanmi Financial's Directors concerning unexercised stock options:

Name	*Number of Securities Underlying Unexercised Options (#) Exercisable*	*Number of Securities Underlying Unexercised Options (#) Unexercisable*	*Option Exercise Price ($)*	*Option Expiration Date*
I Joon Ahn	24,000 [(b)]	—	$21.63	11/15/16
	—	20,000 [(c)]	$ 1.35	04/08/19
John A. Hall	—	20,000 [(c)]	$ 1.35	04/08/19
Paul Seon-Hong Kim	—	20,000 [(c)]	$ 1.35	04/08/19
Joon Hyung Lee	36,624 [(a)]	—	$ 3.89	09/20/10
	24,000 [(b)]	—	$21.63	11/15/16
	—	20,000 [(c)]	$ 1.35	04/08/19
Joseph K. Rho	24,000 [(b)]	—	$21.63	11/15/16
	—	20,000 [(c)]	$ 1.35	04/08/19
William J. Stolte	—	20,000 [(d)]	$ 1.57	04/22/19

(a) *On September 20, 2000, pursuant to the 2000 Plan, 91,560 stock options were granted to each Director with vesting as follows: 20 percent (20%) to vest on September 20, 2001 and 20 percent (20%) on each of the next four anniversary dates.*

(b) *On November 15, 2006, pursuant to the 2000 Plan, 24,000 stock options were granted to each Director with vesting as follows: 33.33 percent (33.33%) to vest on November 15, 2007 and 33.33 percent (33.33%) on each of the next two anniversary dates.*

(c) *On April 8, 2009, pursuant to the 2007 Plan, 20,000 stock options were granted to each Director with vesting as follows: 20 percent (20%) to vest on April 8, 2010 and 20 percent (20%) on each of the next four anniversary dates.*

(d) *On April 22, 2009, pursuant to the 2007 Plan, 20,000 stock options were granted to Mr. Stolte with vesting as follows: 20 percent (20%) to vest on April 22, 2010 and 20 percent (20%) on each of the next four anniversary dates.*

(7) The amounts in column (g) consist of:

Name	*Present Value of Termination Benefits* [(a)]	*Health Insurance Premiums*	*Life Insurance Premiums*	*Total All Other Compensation*
Robert Abeles [(8)]	$ —	$ 1,262	$ 12	$ 1,274
I Joon Ahn	$ —	$15,138	$137	$ 15,275
John A. Hall	$ —	$ —	$ —	$ —
Paul Seon-Hong Kim	$ —	$12,615	$147	$ 12,762
Joon Hyung Lee	$ —	$15,138	$138	$ 15,276
Richard B. C. Lee [(9)]	$288,060	$ 7,484	$ 68	$295,612
Charles Kwak [(10)]	$ —	$ 3,785	$ 37	$ 3,822
Joseph K. Rho	$ —	$15,138	$137	$ 15,275
William J. Stolte	$ —	$ 399	$ 79	$ 478

(8) Former Director who resigned effective January 31, 2009.

(9) Former Director who retired effective April 3, 2009. In connection with his retirement, Mr. Lee and Hanmi Bank entered into a Severance and Release Agreement (the "Severance Agreement"). Pursuant to the Severance Agreement, among other things, Mr. Lee received a lump-sum payment of $180,000 upon his retirement. Mr. Lee also will receive current health insurance coverage for the next five years in which Hanmi Bank will continue to pay for medical, dental, and/or vision premiums with an aggregated estimated cost of $113,275. The present value of termination benefits is the amount accrued for those payments and is equal to the present value of the severance payments and premiums using a discount rate of 1.87 percent (1.87%).

(10) Former Director who resigned effective September 28, 2009.

NCGC Committee Interlocks and Insider Participation

Joon H. Lee, I Joon Ahn, John Hall, Paul Seon-Hong Kim, Joseph K. Rho served as members of the NCGC Committee during the last completed fiscal year. No member of the NCGC Committee was an officer or employee of Hanmi Financial or Hanmi Bank during the fiscal year ended December 31, 2009 or at any prior time. No member of the NCGC Committee is or was on the compensation committee of any other entity whose officers served either on the Board of Directors or on the NCGC Committee of Hanmi Financial.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The following table sets forth information pertaining to "beneficial ownership" (as defined below) of Hanmi Financial's common stock, by (i) individuals or entities known to Hanmi Financial to own more than five percent (5%) of the outstanding shares of Hanmi Financial's common stock, (ii) each Director and nominee for election, (iii) the Named Executive Officers, and (iv) all Directors and executive officers of Hanmi Financial as a group. The information contained herein has been obtained from Hanmi Financial's records and from information furnished to Hanmi Financial by each individual or entity. Management knows of no other person who owns, beneficially or of record, either individually or with associates, more than five percent (5%) of Hanmi Financial's common stock.

The number of shares "beneficially owned" by a given stockholder is determined under SEC Rules, and the designation of ownership set forth below is not necessarily indicative of ownership for any other purpose. In general, the beneficial ownership as set forth below includes shares over which a Director, Director nominee, principal stockholder, or executive officer has sole or shared voting or investment power and certain shares which such person has a vested right to acquire, under stock options or otherwise, within 60 days of the date hereof. Except as otherwise indicated, the address for each of the following persons is Hanmi Financial's address. Unless otherwise noted, the address for each stockholder listed on the "Common Stock Beneficially Owned" table below is: c/o Hanmi Financial Corporation, 3660 Wilshire Boulevard, Penthouse Suite A, Los Angeles, California 90010. The following information is as of February 19, 2010.

COMMON STOCK BENEFICIALLY OWNED

Name and Address of Beneficial Owner		*Number of Shares*	*Percent of Shares Outstanding*
Leading Investment & Securities Co., Ltd.	(1)	5,070,423	9.90%
GWI Enterprise Ltd.	(2)	5,018,706	9.80%
BlackRock, Inc.	(3)	3,027,299	5.91%
Joseph K. Rho, *Chairman of the Board*	(4) (5) (6)	1,637,838	3.20%
Joon Hyung Lee, *Director*	(5) (7)	1,220,677	2.38%
I Joon Ahn, *Director*	(4) (5) (6)	1,220,526	2.38%
Paul Seon-Hong Kim, *Director*	(5) (8)	130,862	*
Jay S. Yoo, *President and Chief Executive Officer, Director*	(5) (9)	60,000	*
Brian E. Cho, *Executive Vice President and Chief Financial Officer*	(10)	35,000	*
Jung Hak Son, *Senior Vice President and Chief Credit Officer*	(11)	27,000	*
John A. Hall, *Director*	(5) (8)	22,000	*
William J. Stolte, *Director*	(5) (8)	20,000	*
All Directors and Executive Officers as a Group (9 in Number)		**4,373,903**	**8.51%**

(1) *Based on a Schedule 13D filed on September 14, 2009 with the SEC under the Securities Exchange Act of 1934, as amended, by Leading Investment & Securities Co., Ltd ("Leading"). The address of Leading is W Savings Bank Building, 5th Floor, 90-7 Nonhyeon-Dong, Gangnam-Gu, Seoul 135-818, Korea.*

(2) *Based on a Schedule 13D filed on March 17, 2010 with the SEC under the Securities Exchange Act of 1934, as amended, by Mu Hak You. Mu Hak You's address is Kings Court, Bay Street, P.O. Box N-3944, Nassau, Bahamas C5 3944.*

(3) *Based on a Schedule 13G filed on January 29, 2010 with the SEC under the Securities Exchange Act of 1934, as amended, by BlackRock, Inc. ("BlackRock"). The address of BlackRock is 40 East 52nd Street, New York, NY 10022.*

(4) *Includes 24,000 options that are presently exercisable under the 2000 Plan and 4,000 options under the 2007 Plan that will become exercisable within 60 days.*

(5) *Includes 15,000 shares of restricted stock.*

(6) *Shares beneficial ownership with his spouse.*

(7) *Includes 60,624 options that are presently exercisable under the 2000 Plan and 4,000 options under the 2007 Plan that will become exercisable within 60 days.*

(8) *Includes 4,000 options under the 2007 Plan that will vest within 60 days.*

(9) *Includes 35,000 options that are presently exercisable under the 2007 plan and 10,000 options under the 2007 Plan that will become exercisable within 60 days.*

(10) *Includes 12,000 options that are presently exercisable under the 2007 Plan, 3,000 options under the 2007 Plan that will become exercisable within 60 days, and 18,000 shares of restricted stock (11) Includes 12,000 options that are presently exercisable under the 2000 Plan, 2,000 options under the 2007 Plan that will become exercisable within 60 days, and 11,800 shares of restricted stock.*

Securities Authorized for Issuance Under Equity Compensation Plans

The following table summarizes information as of December 31, 2009 relating to equity compensation plans of Hanmi Financial pursuant to which grants of options, restricted stock awards or other rights to acquire shares may be granted from time to time.

	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	*Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)*	*Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))*
Equity Compensation Plans Approved By Security Holders	1,180,358	$11.78	3,000,000
Equity Compensation Plans Not Approved By Security Holders	—	$ —	—
Total Equity Compensation Plans	**1,180,358**	**$11.78**	**3,000,000**

Item 13. Certain Relationships and Related Transactions, and Director Independence

Certain Relationships and Related Transactions

Some of Hanmi Financial's Directors and executive officers and their immediate families, as well as the companies with which they are associated, are customers of, or have had banking transactions with, Hanmi Financial or Hanmi Bank in the ordinary course of Hanmi Financial's business, and Hanmi Financial expects to have banking transactions with such persons in the future. In management's opinion, all loans and commitments to lend included in such transactions were made in the ordinary course of business, in compliance with applicable laws on substantially the same terms, including interest rates and collateral, as those prevailing for comparable transactions with other persons of similar creditworthiness and, in the opinion of management, did not involve more than a normal risk of repayment or present other unfavorable features. There are no amount of indebtedness owed to Hanmi Financial or Hanmi Bank by the principal officers and current Directors of Hanmi Financial (including associated companies) as of December 31, 2009 .

In connection with the retirement of Mr. Won R. Yoon, Ki Tae Hong, and Chang Kyu Park as Directors, Hanmi Financial and Hanmi Bank entered into severance agreements with each of them. Pursuant to such severance agreements, each of the retiring Directors will receive $3,000 per month for the next five years. Each of the retiring Directors also will receive current health insurance coverage for the next five years in which Hanmi Financial will continue to pay for medical, dental, and/or vision premiums. In connection with his retirement, Richard Lee entered into severance agreement. Pursuant to the Severance Agreement, among other things, Mr. Lee received a lump-sum payment of $180,000 upon his retirement. Mr. Lee also will also receive current health insurance coverage for the next five years in which Hanmi Bank will continue to pay for medical, dental, and/or vision premiums. See *"Director Compensation"* above.

Hanmi Financial previously entered into a six-year employment agreement with Dr. Sung Won Sohn effective January 3, 2005. Under the terms of the agreement, Dr. Sohn served as President and Chief Executive Officer of both Hanmi Financial and Hanmi Bank at a base annual salary of $550,000 with annual CPI adjustments. In addition, Dr. Sohn was eligible to receive an annual incentive bonus based on pre-tax profitability of Hanmi Financial in an amount not to exceed 125 percent (125%) of his base annual salary. The agreement also provided for a stock bonus grant of 100,000 shares with a vesting schedule under which 20,000 shares vest each year. Dr. Sohn also received two separate stock option grants to acquire 150,000 and 200,000 shares.

On December 31, 2007, Dr. Sohn retired from his position as President and Chief Executive Officer of Hanmi Financial and Hanmi Bank. In a compromise of Dr. Sohn's employment agreement, Dr. Sohn received the following: a one-time, lump-sum cash payment of $1.298 million; cash payment of $39,346 as payment for accrued, but unused vacation pay; ownership of the Hanmi Bank-owned automobile that he was using; ownership of Hanmi Bank's equitable ownership interests in two club memberships that Hanmi Bank maintained for Dr. Sohn's benefit; vesting of 40,000 shares of restricted stock was accelerated; and a cash payment of $70,000 for the purchase of his vested stock options. In addition, Dr. Sohn agreed to serve as a consultant to Hanmi Bank.

In return for his consulting services, Dr. Sohn will be paid $6,000 per month during 2008 and 2009. Dr. Sohn received his final payment from Hanmi Bank in December 2009.

Review, Approval or Ratification of Transactions With Related Persons

Hanmi Financial has adopted a Related Person Transaction Policy ("Policy"). The Policy provides that executive officers, Directors, five-percent (5%) stockholders, and their family members, and entities for which any of those persons serve as officers or partners or in which they have a ten percent (10%) or greater interest, must notify Hanmi Financial's Corporate Secretary before entering into transactions or other arrangements with Hanmi Financial or any of its affiliates (other than loans subject to Regulation O promulgated by the Board of Governors of the Federal Reserve System) if the amount exceeds $25,000. Hanmi Financial's Corporate Secretary will determine whether, under the guidelines in the Policy, the transaction or arrangement should be submitted to the Audit Committee for approval. In determining whether to submit proposed transactions to the Audit Committee for consideration, Hanmi Financial's Corporate Secretary will consider, among other things, the aggregate value of the proposed transaction, the benefits to Hanmi Financial of the proposed transaction, and whether the terms of the proposed transaction are comparable to the terms available to an unrelated third party and employees generally. The Policy also includes provisions for the review and possible ratification of transactions and arrangements that are entered into without prior review under the Policy. During 2008, neither Hanmi Financial nor any of its affiliates entered into any related party transactions that required review, approval, or ratification under the Policy.

Director Independence

The Board of Directors has determined that all of its Directors are independent under the applicable listing standards of The NASDAQ Stock Market, Inc. ("NASDAQ"), except for Jay S. Yoo, who also serves as the President and Chief Executive Officer of Hanmi Financial.

Item 14. Principal Accounting Fees and Services

The following table sets forth information regarding the aggregate fees billed for professional services rendered by KPMG for the fiscal years ended December 31, 2009 and 2008:

	2009	2008
Audit Fees (1)	$600,000	$575,000
Audit-Related Fees (2)	19,326	28,996
Tax Fees (3)	54,000	65,000
All Other Fees	—	—
	$673,326	**$668,996**

(1) *Includes fees billed for the integrated audit of Hanmi Financial's annual financial statements and internal control over financial reporting, for the reviews of the financial statements included in Hanmi Financial's Quarterly Reports on Form 10-Q, and for compliance with the Federal Deposit Insurance Corporation Improvement Act.*

(2) *Includes fees billed for professional services rendered in connection with reviews of registration statements.*

(3) *Includes fees billed for professional services rendered in connection with tax compliance, tax advice, and tax planning.*

There were no other fees billed by KPMG for advice or services rendered to Hanmi Financial other than as described above.

Audit Committee Pre-Approval Policies and Procedures

The Audit Committee has established "Pre-Approval Policies and Procedures" for independent auditor services. Any proposed services not pre-approved or exceeding pre-approved cost levels require specific pre-approval by the Audit Committee. The Audit Committee may not delegate to management its responsibilities to pre-approve services performed by the independent auditors.

The Audit Committee may delegate pre-approval authority to one or more of its members. In 2008 and 2009, the Audit Committee Chairman was permitted to approve fees up to $25,000 with the requirement that any pre-approval decisions be reported to the Audit Committee at its next scheduled meeting.

The only non-audit service provided by the independent auditors was the preparation of Hanmi Financial's income tax return, which was 8.0 percent and 9.7 percent of the aggregate fees billed by KPMG for the fiscal years ended December 31, 2009 and 2008, respectively. The Audit Committee pre-approved this work and the related fees.

PART IV

Item 15. Exhibits, Financial Statement Schedules

Exhibits

EXHIBIT TABLE

Exhibit Number	*Document*
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

HANMI FINANCIAL CORPORATION

By: /s/ Jay S. Yoo

Jay S. Yoo
President and Chief Executive Officer

Date: April 30, 2010

(This page intentionally left blank)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2009

or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period From To

Commission File Number: 000-30421

HANMI FINANCIAL CORPORATION

(Exact Name of Registrant as Specified in its Charter)

Delaware	95-4788120
(State or Other Jurisdiction of Incorporation or Organization)	*(I.R.S. Employer Identification No.)*
3660 Wilshire Boulevard, Penthouse Suite A Los Angeles, California	90010
(Address of Principal Executive Offices)	*(Zip Code)*

(213) 382-2200

(Registrant's Telephone Number, Including Area Code)

Securities Registered Pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $0.001 Par Value	NASDAQ "Global Select Market"

Securities Registered Pursuant to Section 12(g) of the Act:

None

(Title of Class)

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

As of June 30, 2009, the aggregate market value of the common stock held by non-affiliates of the Registrant was approximately $80,729,000. For purposes of the foregoing calculation only, in addition to affiliated companies, all directors and officers of the Registrant have been deemed affiliates.

Number of shares of common stock of the Registrant outstanding as of March 1, 2010 was 51,182,390 shares.

Documents Incorporated By Reference Herein: Registrant's Definitive Proxy Statement for its Annual Meeting of Stockholders, which will be filed within 120 days of the fiscal year ended December 31, 2009, is incorporated by reference into Part III of this report.

HANMI FINANCIAL CORPORATION

ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009

TABLE OF CONTENTS

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements under *"Item 1. Business," "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations"* and elsewhere in this Form 10-K constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "plans," "intends," "anticipates," "believes," "estimates," "predicts," "potential," or "continue," or the negative of such terms and other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ from those expressed or implied by the forward-looking statement because of:

- failure to continue as a going concern;
- failure to maintain adequate levels of capital and liquidity to support our operations;
- a significant number of our customers failing to perform under their loans and other terms of credit agreements;
- the effect of regulatory orders we have entered into and potential future supervisory action against us or Hanmi Bank;
- fluctuations in interest rates and a decline in the level of our interest rate spread;
- failure to attract or retain deposits;
- sources of liquidity available to us and to Hanmi Bank becoming limited or our potential inability to access sufficient sources of liquidity when needed or the requirement that we obtain government waivers to do so;
- adverse changes in domestic or global financial markets, economic conditions or business conditions;
- regulatory restrictions on Hanmi Bank's ability to pay dividends to us and on our ability to make payments on our obligations;
- significant reliance on loans secured by real estate and the associated vulnerability to downturns in the local real estate market, natural disasters and other variables impacting the value of real estate;
- failure to attract or retain our key employees;
- failure to maintain our status as a financial holding company;
- adequacy of our allowance for loan losses;
- credit quality and the effect of credit quality on our provision for credit losses and allowance for loan losses;
- volatility and disruption in financial, credit and securities markets, and the price of our common stock;
- deterioration in the financial markets that may result in other-than-temporary impairment charges relating to our securities portfolio;
- competition in our primary market areas;
- demographic changes in our primary market areas; and
- significant government regulations, legislation and potential changes thereto.

For additional information concerning risks we face, see *"Item 1A. Risk Factors," "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations — Interest Rate Risk Management"* and *"— Capital Resources and Liquidity."* We undertake no obligation to update these forward-looking statements to reflect events or circumstances that occur after the date on which such statements were made, except as required by law.

Item 1 Business

Written Agreement and Final Order

On November 2, 2009, the members of the Board of Directors of Hanmi Bank (the "Bank") consented to the issuance of a Final Order (the "Order") from the California Department of Financial Institutions (the "DFI"). On the same date, Hanmi Financial and the Bank entered into a Written Agreement (the "Agreement") with the Federal Reserve Bank of San Francisco (the "FRB"). The Order and the Agreement contain substantially similar provisions.

The Order and the Agreement require the Board of Directors of the Bank to prepare and submit written plans to the DFI and the FRB that address the following items: (i) strengthening board oversight of the management and operation of the Bank; (ii) strengthening credit risk management practices; (iii) improving credit administration policies and procedures; (iv) improving the Bank's position with respect to problem assets; (v) maintaining adequate reserves for loan and lease losses; (vi) improving the capital position of the Bank and, with respect to the Agreement, of Hanmi; (vii) improving the Bank's earnings through a strategic plan and a budget for 2010; (viii) improving the Bank's liquidity position and funds management practices; and (ix) contingency funding. In addition, the Order and the Agreement place restrictions on the Bank's lending to borrowers who have adversely classified loans with the Bank and requires the Bank to charge off or collect certain problem loans. The Order and the Agreement also require the Bank to review and revise its allowance for loan and lease losses consistent with relevant supervisory guidance. The Bank is also prohibited from paying dividends, incurring, increasing or guaranteeing any debt, or making certain changes to its business without prior approval from the DFI, and the Bank and Hanmi must obtain prior approval from the FRB prior to declaring and paying dividends.

Under the Order, the Bank is also required to increase its capital and maintain certain regulatory capital ratios prior to certain dates specified in the Order. By July 31, 2010, the Bank will be required to increase its contributed equity capital by not less than an additional $100 million. The Bank will be required to maintain a ratio of tangible shareholder's equity to total tangible assets as follows:

Date	*Ratio of Tangible Shareholder's Equity to Total Tangible Assets*
By December 31, 2009	Not Less Than 7.0 Percent
By July 31, 2010	Not Less Than 9.0 Percent
From December 31, 2010 and Until the Order is Terminated	Not Less Than 9.5 Percent

If the Bank is not able to maintain the capital ratios identified in the Order, it must notify the DFI, and Hanmi and the Bank are required to notify the FRB if their respective capital ratios fall below those set forth in the capital plan to be submitted to the FRB. As of December 31, 2009, the Bank had a Tier 1 leverage ratio of 6.69 percent and tangible stockholder's equity to total tangible assets ratio of 7.13 percent. As of December 31, 2008, the Bank had a Tier 1 leverage ratio of 8.85 percent and tangible stockholder's equity to total tangible assets ratio of 8.68 percent. See *"Note 15 — Regulatory Matters"* for further details regarding the Order and Agreement.

Going Concern

As previously mentioned, we are required by federal regulatory authorities to maintain adequate levels of capital to support our operations. As part of the recently issued DFI Final Order, the Bank is also required to increase its capital and maintain certain regulatory capital ratios prior to certain dates specified in the Order. By July 31, 2010, the Bank will be required to increase its contributed equity capital by not less than an additional $100 million.

We have also committed to the FRB to adopt a consolidated capital plan to augment and maintain a sufficient capital position. Our existing capital resources may not satisfy our capital requirements for the foreseeable future and may not be sufficient to offset any problem assets. Further, should our asset quality erode and require significant additional provision for credit losses, resulting in consistent net operating losses at the Bank, our capital levels will decline and we will need to raise capital to satisfy our agreements with the Regulators.

Our ability to raise additional capital will depend on conditions in the capital markets at that time, which are outside our control, and on our financial performance. Accordingly, we cannot be certain of our ability to raise additional capital on terms acceptable to us. Our inability to raise additional capital or comply with the terms of the Order and the Agreement raises substantial doubt about our ability to continue as a going concern.

General

Hanmi Financial Corporation ("Hanmi Financial," "we," "us" or "our") is a Delaware corporation incorporated on March 14, 2000 to be the holding company for the Bank. Hanmi Financial became the holding company for the Bank in June 2000 and is subject to the Bank Holding Company Act of 1956, as amended ("BHCA"). Hanmi Financial also elected financial holding company status under the BHCA in 2000. Our principal office is located at 3660 Wilshire Boulevard, Penthouse Suite A, Los Angeles, California 90010, and our telephone number is (213) 382-2200.

The Bank, our primary subsidiary, is a state chartered bank incorporated under the laws of the State of California on August 24, 1981, and licensed by the DFI on December 15, 1982. The Bank's deposit accounts are insured under the Federal Deposit Insurance Act ("FDI Act") up to applicable limits thereof, and the Bank is a member of the Federal Reserve System. The Bank's headquarters is located at 3660 Wilshire Boulevard, Penthouse Suite A, Los Angeles, California 90010.

The Bank is a community bank conducting general business banking, with its primary market encompassing the Korean-American community as well as other communities in the multi-ethnic populations of Los Angeles County, Orange County, San Bernardino County, San Diego County, the San Francisco Bay area, and the Silicon Valley area in Santa Clara County. The Bank's full-service offices are located in business areas where many of the businesses are run by immigrants and other minority groups. The Bank's client base reflects the multi-ethnic composition of these communities. At December 31, 2009, the Bank maintained a branch network of 27 full-service branch offices in California and two loan production offices ("LPOs") in Virginia and Washington.

Our other subsidiaries are Chun-Ha Insurance Services, Inc. ("Chun-Ha") and All World Insurance Services, Inc. ("All World"), which were acquired in January 2007. Founded in 1989, Chun-Ha and All World are insurance agencies that offer a complete line of insurance products, including life, commercial, automobile, health, and property and casualty.

The Bank's revenues are derived primarily from interest and fees on our loans, interest and dividends on our securities portfolio, and service charges on deposit accounts. A summary of revenues for the periods indicated follows:

	Year Ended December 31,					
(Dollars in Thousands)	*2009*		*2008*		*2007*	
Interest and Fees on Loans	$173,318	80.1%	$223,942	82.6%	$261,992	81.6%
Interest and Dividends on Investments	8,634	4.0%	14,022	5.2%	17,867	5.6%
Other Interest Income	2,195	1.0%	219	0.1%	1,037	0.3%
Service Charges on Deposit Accounts	17,054	7.9%	18,463	6.8%	18,061	5.6%
Other Non-Interest Income	15,056	7.0%	14,391	5.3%	21,945	6.9%
Total Revenues	**$216,257**	**100.0%**	**$271,037**	**100.0%**	**$320,902**	**100.0%**

Market Area

The Bank historically has provided its banking services through its branch network to a wide variety of small- to medium-sized businesses. Throughout the Bank's service areas, competition is intense for both loans and deposits. While the market for banking services is dominated by a few nationwide banks with many offices operating over a wide geographic areas, the Bank's primary competitors are relatively smaller community banks that focus their marketing efforts on Korean-American businesses in the Bank's service areas. Substantially all of our assets are located in, and substantially all of our revenues are derived from clients located within California.

Lending Activities

The Bank originates loans for its own portfolio and for sale in the secondary market. Lending activities include real estate loans (commercial property, construction and residential property), commercial and industrial loans (commercial term loans, commercial lines of credit, SBA loans and international trade finance), and consumer loans.

Real Estate Loans

Real estate lending involves risks associated with the potential decline in the value of the underlying real estate collateral and the cash flow from income-producing properties. Declines in real estate values and cash flows can be caused by a number of factors, including adversity in general economic conditions, rising interest rates, changes in tax and other laws and regulations affecting the holding of real estate, environmental conditions, governmental and other use restrictions, development of competitive properties and increasing vacancy rates. When real estate values decline, the Bank's real estate dependence increases the risk of loss both in the Bank's loan portfolio and any holdings of other real estate owned because of foreclosures on loans.

Commercial Property

The Bank offers commercial real estate loans. These loans are generally collateralized by first deeds of trust. For these commercial real estate loans, the Bank generally obtains formal appraisals in accordance with applicable regulations to support the value of the real estate collateral. All appraisal reports on commercial mortgage loans are reviewed by an Appraisal Review Officer. The review generally covers an examination of the appraiser's assumptions and methods that were used to derive a value for the property, as well as compliance with the Uniform Standards of Professional Appraisal Practice (the "USPAP"). The Bank first looks to cash flow from the borrower to repay the loan and then to cash flow from other sources. The majority of the properties securing these loans are located in Los Angeles County and Orange County.

The Bank's commercial real estate loans are principally secured by investor-owned commercial buildings and owner-occupied commercial and industrial buildings. Generally, these types of loans are made for a period of up to seven years based on a longer amortization period. These loans usually have a loan-to-value ratio at time of origination of 65 percent or less, using an adjustable rate indexed to the prime rate appearing in the West Coast edition of *The Wall Street Journal* ("WSJ Prime Rate") or the Bank's prime rate ("Bank Prime Rate"), as adjusted from time to time. The Bank also offers fixed-rate commercial real estate loans, including hybrid-fixed rate loans that are fixed for one to five years and convert to adjustable rate loans for the remaining term. Amortization schedules for commercial real estate loans generally do not exceed 25 years.

Payments on loans secured by investor-owned and owner-occupied properties are often dependent upon successful operation or management of the properties. Repayment of such loans may be subject to a greater extent to the risk of adverse conditions in the real estate market or the economy. The Bank seeks to minimize these risks in a variety of ways, including limiting the size of such loans in relation to the market value of the property and strictly scrutinizing the property securing the loan. The Bank manages these risks in a variety of ways, including vacancy and interest rate hike sensitivity analysis at the time of loan origination and quarterly risk assessment of the total commercial real estate secured loan portfolio that includes most recent industry trends. When possible, the Bank also obtains corporate or individual guarantees from financially capable parties. Representatives of the Bank visit all of the properties securing the Bank's real estate loans before the loans are approved. The Bank requires title insurance insuring the status of its lien on all of the real estate secured loans when a trust deed on the real estate is taken as collateral. The Bank also requires the borrower to maintain fire insurance, extended coverage casualty insurance and, if the property is in a flood zone, flood insurance, in an amount equal to the outstanding loan balance, subject to applicable laws that may limit the amount of hazard insurance a lender can require to replace such improvements. We cannot assure that these procedures will protect against losses on loans secured by real property.

Construction

The Bank finances the construction of multifamily, low-income housing, commercial and industrial properties within its market area. The future condition of the local economy could negatively affect the collateral values of such loans. The Bank's construction loans typically have the following characteristics:

- maturities of two years or less;
- a floating rate of interest based on the Bank Prime Rate or the WSJ Prime Rate;
- minimum cash equity of 35 percent of project cost;

- reserve of anticipated interest costs during construction or advance of fees;
- first lien position on the underlying real estate;
- loan-to-value ratios at time of origination generally not exceeding 65 percent; and
- recourse against the borrower or a guarantor in the event of default.

The Bank does, on a case-by-case basis, commit to making permanent loans on the property with loan conditions that command strong project stability and debt service coverage. Construction loans involve additional risks compared to loans secured by existing improved real property. These include the following:

- the uncertain value of the project prior to completion;
- the inherent uncertainty in estimating construction costs, which are often beyond the borrower's control;
- construction delays and cost overruns;
- possible difficulties encountered in connection with municipal or other governmental regulations during construction; and
- the difficulty in accurately evaluating the market value of the completed project.

Because of these uncertainties, construction lending often involves the disbursement of substantial funds with repayment dependent, in part, on the success of the ultimate project rather than the ability of the borrower or guarantor to repay principal and interest. If the Bank is forced to foreclose on a project prior to or at completion due to a default, there can be no assurance that the Bank will be able to recover all of the unpaid balance of, or accrued interest on, the loans as well as the related foreclosure and holding costs. In addition, the Bank may be required to fund additional amounts to complete a project and may have to hold the property for an indeterminable period. The Bank has underwriting procedures designed to identify what it believes to be acceptable levels of risk in construction lending. Among other things, qualified and bonded third parties are engaged to provide progress reports and recommendations for construction disbursements. No assurance can be given that these procedures will prevent losses arising from the risks described above.

Residential Property

The Bank originates fixed-rate and variable-rate mortgage loans secured by one- to four-family properties with amortization schedules of 15 to 30 years and maturities of up to 30 years. The loan fees charged, interest rates and other provisions of the Bank's residential loans are determined by an analysis of the Bank's cost of funds, cost of origination, cost of servicing, risk factors and portfolio needs. The Bank may sell some of the mortgage loans that it originates to secondary market participants. The typical turn-around time from origination to sale is between 30 and 90 days. The interest rate and the price of the loan are typically agreed to prior to the loan origination.

Commercial and Industrial Loans

The Bank offers commercial loans for intermediate and short-term credit. Commercial loans may be unsecured, partially secured or fully secured. The majority of the origination of commercial loans is in Los Angeles County and Orange County, and loan maturities are normally 12 to 60 months. The Bank requires a credit underwriting before considering any extension of credit. The Bank finances primarily small and middle market businesses in a wide spectrum of industries. Commercial and industrial loans consist of credit lines for operating needs, loans for equipment purchases and working capital, and various other business purposes.

As compared to consumer lending, commercial lending entails significant additional risks. These loans typically involve larger loan balances, are generally dependent on the cash flow of the business and may be subject to adverse conditions in the general economy or in a specific industry. Short-term business loans generally are intended to finance current operations and typically provide for principal payment at maturity, with interest payable monthly. Term loans normally provide for floating interest rates, with monthly payments of both principal and interest.

In general, it is the intent of the Bank to take collateral whenever possible, regardless of the loan purpose(s). Collateral may include liens on inventory, accounts receivable, fixtures and equipment, leasehold improvements and real estate. When real estate is the primary collateral, the Bank obtains formal appraisals in accordance with applicable regulations to support the value of the real estate collateral. Typically, the Bank requires all principals of a business to be co-obligors on all loan instruments and all significant stockholders of corporations to execute a specific debt guaranty. All borrowers must demonstrate the ability to service and repay not only their obligations to the Bank debt, but also all outstanding business debt, without liquidating the collateral, based on historical earnings or reliable projections.

Commercial Term Loans

The Bank finances small and middle-market businesses in a wide spectrum of industries throughout California. The Bank offers term loans for a variety of needs, including loans for working capital, purchases of equipment, machinery or inventory, business acquisitions, renovation of facilities, and refinancing of existing business-related debts. These loans have repayment terms of up to seven years.

Commercial Lines of Credit

The Bank offers lines of credit for a variety of short-term needs, including lines of credit for working capital, account receivable and inventory financing, and other purposes related to business operations. Commercial lines of credit usually have a term of 12 months or less.

SBA Loans

The Bank originates loans qualifying for guarantees issued by the U.S. SBA, an independent agency of the Federal Government. The SBA guarantees on such loans currently range from 75 percent to 90 percent of the principal. The Bank typically requires that SBA loans be secured by business assets and by a first or second deed of trust on any available real property. When the loan is secured by a first deed of trust on real property, the Bank generally obtains appraisals in accordance with applicable regulations. SBA loans have terms ranging from 5 to 20 years depending on the use of the proceeds. To qualify for a SBA loan, a borrower must demonstrate the capacity to service and repay the loan, without liquidating the collateral, based on historical earnings or reliable projections.

The Bank normally sells to unrelated third parties a substantial amount of the guaranteed portion of the SBA loans that it originates. When the Bank sells a SBA loan, it has a right to repurchase the loan if the loan defaults. If the Bank repurchases a loan, the Bank will make a demand for guarantee purchase to the SBA. The Bank retains the right to service the SBA loans, for which it receives servicing fees. The unsold portions of the SBA loans that remain owned by the Bank are included in loans receivable on the Consolidated Balance Sheets. As of December 31, 2009, the Bank had $139.5 million of SBA loans in its portfolio, and was servicing $233.1 million of SBA loans sold to investors.

International Trade Finance

The Bank offers a variety of international finance and trade services and products, including letters of credit, import financing (trust receipt financing and bankers' acceptances) and export financing. Although most of our trade finance activities are related to trade with Asian countries, all of our loans are made to companies domiciled in the United States. A substantial portion of this business involves California-based customers engaged in import activities.

Consumer Loans

Consumer loans are extended for a variety of purposes, including automobile loans, secured and unsecured personal loans, home improvement loans, home equity lines of credit, overdraft protection loans, unsecured lines of credit and credit cards. Management assesses the borrower's creditworthiness and ability to repay the debt through a review of credit history and ratings, verification of employment and other income, review of debt-to-income ratios and other measures of repayment ability. Although creditworthiness of the applicant is of primary importance, the underwriting process also includes a comparison of the value of the collateral, if any, to the proposed loan amount. Most of the Bank's loans to individuals are repayable on an installment basis.

Any repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment of the outstanding loan balance, because the collateral is more likely to suffer damage or depreciation. The remaining deficiency often does not warrant further collection efforts against the borrower beyond obtaining a deficiency judgment. In addition, the collection of loans to individuals is dependent on the borrower's continuing financial stability, and thus is more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy. Furthermore, various federal and state laws, including bankruptcy and insolvency laws, often limit the amount that the lender can recover on loans to individuals. Loans to individuals may also give rise to claims and defenses by a consumer borrower against the lender on these loans, and a borrower may be able to assert against any assignee of the note these claims and defenses that the borrower has against the seller of the underlying collateral.

Off-Balance Sheet Commitments

As part of its service to its small- to medium-sized business customers, the Bank from time to time issues formal commitments and lines of credit. These commitments can be either secured or unsecured. They may be in the form of revolving lines of credit for seasonal working capital needs or may take the form of commercial letters of credit or standby letters of credit. Commercial letters of credit facilitate import trade. Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party.

Lending Procedures and Loan Limits

Loan applications may be approved by the Board of Directors' Loan Committee, or by the Bank's management or lending officers to the extent of their lending authority. Individual lending authority is granted to the Chief Credit Officer and certain additional officers, including District Leaders. Loans for which direct and indirect borrower liability exceeds an individual's lending authority are referred to the Bank's Management Credit Committee and, for those in excess of the Management Credit Committee's approval limits, to the Board of Directors' Loan Committee.

Legal lending limits are calculated in conformance with the California Financial Code, which prohibits a bank from lending to any one individual or entity or its related interests on an unsecured basis any amount that exceeds 15 percent of the sum of stockholders' equity plus the allowance for loan losses, capital notes and any debentures, plus an additional 10 percent on a secured basis. At December 31, 2009, the Bank's authorized legal lending limits for loans to one borrower were $55.9 million for unsecured loans plus an additional $37.3 million for specific secured loans. However, the Bank has established internal loan limits that are lower than the legal lending limits.

The Bank seeks to mitigate the risks inherent in its loan portfolio by adhering to certain underwriting practices. The review of each loan application includes analysis of the applicant's experience, prior credit history, income level, cash flow, financial condition, tax returns, cash flow projections, and the value of any collateral to secure the loan, based upon reports of independent appraisers and/or audits of accounts receivable or inventory pledged as security. In the case of real estate loans over a specified amount, the review of collateral value includes an appraisal report prepared by an independent Bank-approved appraiser. All appraisal reports on commercial real property secured loans are reviewed by an Appraisal Review Officer. The review generally covers an examination of the appraiser's assumptions and methods that were used to derive a value for the property, as well as compliance with the USPAP.

Allowance for Loan Losses, Allowance for Off-Balance Sheet Items and Provision for Credit Losses

The Bank maintains an allowance for loan losses at a level considered by management to be adequate to cover the inherent risks of loss associated with its loan portfolio under prevailing economic conditions. In addition, the Bank maintains an allowance for off-balance sheet items associated with unfunded commitments and letters of credit, which is included in other liabilities on the Consolidated Balance Sheets.

The Bank follows the *"Interagency Policy Statement on the Allowance for Loan and Lease Losses"* and analyzes the allowance for loan losses on a quarterly basis. In addition, as an integral part of the quarterly credit review process of the Bank, the allowance for loan losses and allowance for off-balance sheet items are reviewed for adequacy. The DFI and/or the Board of Governors of the Federal Reserve System (the "FRB") may require the Bank to recognize additions to the allowance for loan losses through a provision for credit losses based upon their assessment of the information available to them at the time of their examinations.

Deposits

The Bank raises funds primarily through its network of branches and broker deposits. The Bank attracts deposits by offering a wide variety of transaction and term accounts and personalized customer service. Accounts offered include business and personal checking accounts, savings accounts, negotiable order of withdrawal ("NOW") accounts, money market accounts and certificates of deposit.

Website

We maintain an Internet website at *www.hanmi.com.* We make available free of charge on the website our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and any amendments thereto, as soon as reasonably practicable after we file such reports with the Securities and Exchange Commission ("SEC"). None of the information on or hyperlinked from our website is incorporated into this Annual Report on

Form 10-K ("Report"). These reports and other information on file can be inspected and copied at the public reference facilities of the SEC at 100 F Street, N.E., Washington D.C., 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website that contains the reports, proxy and information statements and other information we file with them. The address of the site is *www.sec.gov.*

Employees

As of December 31, 2009, the Bank had 454 full-time employees and 19 part-time employees and Chun-Ha and All World had 36 full-time employees. Our employees are not represented by a union or covered by a collective bargaining agreement. We believe that our employee relations are satisfactory.

Insurance

We maintain financial institution bond and commercial insurance at levels deemed adequate by management to protect Hanmi Financial from certain litigation and other losses.

Competition

The banking and financial services industry in California generally, and in the Bank's market areas specifically, are highly competitive. The increasingly competitive environment faced by banks is primarily the result of changes in laws and regulation, changes in technology and product delivery systems, new competitors in the market, and the accelerating pace of consolidation among financial service providers. We compete for loans, deposits and customers with other commercial banks, savings institutions, securities and brokerage companies, mortgage companies, real estate investment trusts, insurance companies, finance companies, money market funds, credit unions and other non-bank financial service providers. Some of these competitors are larger in total assets and capitalization, have greater access to capital markets, including foreign-ownership, and/or offer a broader range of financial services.

Among the advantages that the major banks have over the Bank is their ability to finance extensive advertising campaigns and to allocate their investment assets to the regions with the highest yield and demand. Many of the major commercial banks operating in the Bank's service areas offer specific services (for instance, trust services) that are not offered directly by the Bank. By virtue of their greater total capitalization, these banks also have substantially higher lending limits.

The recent trend has been for other institutions, including brokerage firms, credit card companies and retail establishments, to offer banking services to consumers, including money market funds with check access and cash advances on credit card accounts. In addition, other entities (both public and private) seeking to raise capital through the issuance and sale of debt or equity securities compete with banks for the acquisition of deposits.

The Bank's major competitors are relatively smaller community banks that focus their marketing efforts on Korean-American businesses in the Bank's service areas. These banks compete for loans primarily through the interest rates and fees they charge and the convenience and quality of service they provide to borrowers. The competition for deposits is primarily based on the interest rate paid and the convenience and quality of service.

In order to compete with other financial institutions in its service area, the Bank relies principally upon local promotional activity, including advertising in the local media, personal contacts, direct mail and specialized services. The Bank's promotional activities emphasize the advantages of dealing with a locally owned and headquartered institution attuned to the particular needs of the community.

Economic Developments, Legislation and Regulatory Initiatives

Future profitability, like that of most financial institutions, is primarily dependent on interest rate differentials and credit quality. In general, the difference between the interest rates paid by us on interest-bearing liabilities, such as deposits and other borrowings, and the interest rates received by us on our interest-earning assets, such as loans extended to our customers and securities held in our investment portfolio, will comprise the major portion of our earnings. These rates are highly sensitive to many factors that are beyond our control, such as inflation, recession and unemployment, and the impact that future changes in domestic and foreign economic conditions might have on us cannot be predicted.

Our business is also influenced by the monetary and fiscal policies of the Federal Government and the policies of regulatory agencies, particularly the FRB. The FRB implements national monetary policies (with objectives such as curbing inflation and combating recession) through its open-market operations in U.S. Government securities, by adjusting the required level of reserves for depository institutions subject to its reserve requirements, and by varying the target federal funds and discount rates applicable to borrowings by depository institutions. The actions of the FRB in these areas influence the growth of bank loans, investments and deposits and affect interest earned on interest-earning assets and interest paid on interest-bearing liabilities. The nature and impact on us of any future changes in monetary and fiscal policies cannot be predicted.

From time to time, federal and state legislation is enacted that may have the effect of materially increasing the cost of doing business, limiting or expanding permissible activities, or affecting the competitive balance between banks and other financial services providers, such as recent federal legislation permitting affiliations among commercial banks, insurance companies and securities firms. We cannot predict whether or when any potential legislation will be enacted, and if enacted, the effect that it, or any implementing regulations, would have on our financial condition or results of operations. In addition, the outcome of any investigations initiated by state authorities or litigation raising issues may result in necessary changes in our operations, additional regulation and increased compliance costs.

Negative developments beginning in the latter half of 2007 in the sub-prime mortgage market and the securitization markets for such loans and other factors have resulted in uncertainty in the financial markets in general and a related general economic downturn, which continued through 2008 and are anticipated to continue throughout 2010. Dramatic declines in the housing market, with decreasing home prices and increasing delinquencies and foreclosures, have negatively impacted the credit performance of mortgage and residential construction loans and resulted in significant write-downs of assets by many financial institutions. In addition, the values of real estate collateral supporting many commercial as well as residential loans have declined and may continue to decline. General downward economic trends, reduced availability of commercial credit and increasing unemployment have negatively impacted the credit performance of commercial and consumer credit, resulting in additional write-downs. Concerns over the stability of the financial markets and the economy have resulted in decreased lending by financial institutions to their customers and to each other. This market turmoil and tightening of credit has led to increased commercial and consumer delinquencies, lack of customer confidence, increased market volatility and widespread reduction in general business activity. Competition among depository institutions for deposits has increased significantly. Bank and bank holding company stock prices have been significantly negatively affected, as has the ability of banks and bank holding companies to raise capital or borrow in the debt markets compared to recent years. The bank regulatory agencies have been very aggressive in responding to concerns and trends identified in examinations, and this has resulted in the increased issuance of formal and informal enforcement orders and other supervisory actions requiring that institutions take action to address credit quality, liquidity and risk management, and capital adequacy, as well as other safety and soundness concerns.

On November 2, 2009, the members of the Board of Directors of the Bank consented to the issuance of the Order from the DFI. On the same date, Hanmi Financial and the Bank entered into the Agreement with the FRB. The Order and the Agreement contain substantially similar provisions. The Order and the Agreement require the Board of Directors of the Bank to prepare and submit written plans to the DFI and the FRB that address the following items: (i) strengthening board oversight of the management and operation of the Bank; (ii) strengthening credit risk management practices; (iii) improving credit administration policies and procedures; (iv) improving the Bank's position with respect to problem assets; (v) maintaining adequate reserves for loan and lease losses; (vi) improving the capital position of the Bank and, with respect to the Agreement, of Hanmi; (vii) improving the Bank's earnings through a strategic plan and a budget for 2010; (viii) improving the Bank's liquidity position and funds management practices; and (ix) contingency funding. In addition, the Order and the Agreement place restrictions on the Bank's lending to borrowers who have adversely classified loans with the Bank and requires the Bank to charge off or collect certain problem loans. The Order and the Agreement also require the Bank to review and revise its allowance for loan and lease losses consistent with relevant supervisory guidance. The Bank is also prohibited from paying dividends, incurring, increasing or guaranteeing any debt, or making certain changes to its business without prior approval from the DFI, and the Bank and Hanmi must obtain prior approval from the FRB prior to declaring and paying dividends.

Under the Order, the Bank is also required to increase its capital and maintain certain regulatory capital ratios prior to certain dates specified in the Order. By July 31, 2010, the Bank will be required to increase its contributed equity capital by not less than an additional $100 million. The Bank will be required to maintain a ratio of tangible shareholder's equity to total tangible assets as follows:

Date	*Ratio of Tangible Shareholder's Equity to Total Tangible Assets*
By December 31, 2009	Not Less Than 7.0 Percent
By July 31, 2010	Not Less Than 9.0 Percent
From December 31, 2010 and Until the Order is Terminated	Not Less Than 9.5 Percent

If the Bank is not able to maintain the capital ratios identified in the Order, it must notify the DFI, and Hanmi and the Bank are required to notify the FRB if their respective capital ratios fall below those set forth in the capital plan to be submitted to the FRB. Our inability to comply with the capital ratios identified in the Order raises substantial doubt about our ability to continue as a going concern.

On February 17, 2009, the American Recovery and Reinvestment Act of 2009 ("ARRA") was signed into law by President Obama. The ARRA includes a wide variety of programs intended to stimulate the economy and provide for extensive infrastructure, energy, health and education needs. In addition, the ARRA imposes certain new executive compensation and corporate expenditure limits on all current and future TARP recipients until the institution has repaid the Treasury, which is now permitted under the ARRA without penalty and without the need to raise new capital, subject to the Treasury's consultation with the recipient's appropriate regulatory agency.

The executive compensation standards are more stringent than those currently in effect under the TARP CPP or those previously proposed by the Treasury. The new standards include (but are not limited to): (i) prohibitions on bonuses, retention awards and other incentive compensation, other than restricted stock grants which do not fully vest during the TARP period up to one-third of an employee's total annual compensation; (ii) prohibitions on golden parachute payments for departure from a company; (iii) an expanded clawback of bonuses, retention awards and incentive compensation if payment is based on materially inaccurate statements of earnings, revenues, gains or other criteria; (iv) prohibitions on compensation plans that encourage manipulation of reported earnings; (v) retroactive review of bonuses, retention awards and other compensation previously provided by TARP recipients if found by the Treasury to be inconsistent with the purposes of the TARP or otherwise contrary to public interest; (vi) required establishment of a company-wide policy regarding "excessive or luxury expenditures;" and (vii) inclusion in a participant's proxy statements for annual shareholder meetings of a non-binding "Say on Pay" shareholder vote on the compensation of executives.

On February 25, 2009, the first day the CAP program was initiated, the Treasury released the actual terms of the program, stating that the purpose of the CAP is to restore confidence throughout the financial system that the nation's largest banking institutions have a sufficient capital cushion against larger than expected future losses, should they occur due to severe economic environment, and to support lending to creditworthy borrowers. Under the CAP terms, eligible U.S. banking institutions with assets in excess of $100 billion on a consolidated basis are required to participate in coordinated supervisory assessments, which are forward-looking "stress test" assessments to evaluate the capital needs of the institution under a more challenging economic environment. Should this assessment indicate the need for the bank to establish an additional capital buffer to withstand more stressful conditions, these larger institutions may access the CAP immediately as a means to establish any necessary additional buffer or they may delay the CAP funding for six months to raise the capital privately. Eligible U.S. banking institutions with assets below $100 billion may also obtain capital from the CAP. The CAP program does not replace the TARP CPP, but is an additional program to the TARP CPP, and is open to eligible institutions regardless of whether they participated in the TARP CPP. The deadline to apply to the CAP is May 25, 2009. Recipients of capital under the CAP will be subject to the same executive compensation requirements as if they had received the TARP CPP.

We applied to participate in the TARP CPP for an investment of up to $105 million from the Federal Government in December 2008, but we withdrew our application in June 2009.

The EESA also increased Federal Deposit Insurance Corporation ("FDIC") deposit insurance on most accounts from $100,000 to $250,000 through the end of 2013. In addition, the FDIC has implemented two temporary liquidity programs to: (i) provide deposit insurance for the full amount of most noninterest-bearing transaction accounts (the "Transaction Account Guarantee") through the end of 2013; and (ii) guarantee certain unsecured debt of financial institutions and their holding companies through June 2012 under a temporary liquidity guarantee program (the "Debt Guarantee Program" and together the "TLGP").

Hanmi Financial and the Bank did not elect to opt out of the Debt Guarantee Program. The FDIC charges "systemic risk special assessments" to depository institutions that participate in the TLGP. The FDIC has recently proposed that Congress give the FDIC expanded authority to charge fees to those holding companies that benefit directly and indirectly from the FDIC guarantees.

Supervision and Regulation

General

We are extensively regulated under both federal and certain state laws. Regulation and supervision by the federal and state banking agencies is intended primarily for the protection of depositors and the Deposit Insurance Fund ("DIF") administered by the FDIC, and not for the benefit of stockholders. Set forth below is a summary description of the key laws and regulations that relate to our operations. These descriptions are qualified in their entirety by reference to the applicable laws and regulations.

From time to time, federal and state legislation is enacted that may have the effect of materially increasing the cost of doing business, limiting or expanding permissible activities, or affecting the competitive balance between banks and other financial services providers. Several proposals for legislation that could substantially intensify the regulation of the financial services industry (including a possible comprehensive overhaul of the financial institutions regulatory system) are expected to be introduced and possibly enacted in the new Congress in response to the current economic downturn and financial industry instability. Other legislative and regulatory initiatives that could affect us and the Bank and the banking industry in general are pending, and additional initiatives may be proposed or introduced, before the Congress, the California legislature and other governmental bodies in the future. Such proposals, if enacted, may further alter the structure, regulation and competitive relationship among financial institutions, and may subject us and the Bank to increased regulation, disclosure and reporting requirements. In addition, the various bank regulatory agencies often adopt new rules, regulations and policies to implement and enforce existing legislation. It cannot be predicted whether, or in what form, any such legislation or regulations or changes in policies may be enacted or the extent to which the business of the Bank would be affected thereby.

Hanmi Financial

As a bank and financial holding company, we are subject to regulation and examination by the FRB under the BHCA. Accordingly, we are subject to the FRB's authority to:

- require periodic reports and such additional information as the FRB may require.
- require us to maintain certain levels of capital. See *"Capital Standards."*
- require that bank holding companies serve as a source of financial and managerial strength to subsidiary banks and commit resources as necessary to support each subsidiary bank. A bank holding company's failure to meet its obligations to serve as a source of strength to its subsidiary banks will generally be considered by the FRB to be an unsafe and unsound banking practice or a violation of FRB regulations, or both.
- terminate an activity or terminate control of or liquidate or divest certain subsidiaries, affiliates or investments if the FRB believes the activity or the control of the subsidiary or affiliate constitutes a significant risk to the financial safety, soundness or stability of any bank subsidiary.
- take formal or informal enforcement action or issue other supervisory directives and assess civil money penalties for non-compliance under certain circumstances.
- regulate provisions of certain bank holding company debt, including the authority to impose interest ceilings and reserve requirements on such debt and require prior approval to purchase or redeem our securities in certain situations.
- limit or prohibit and require FRB prior approval of the payment of dividends.
- require financial holding companies to divest non-banking activities or subsidiary banks if they fail to meet certain financial holding company standards.
- approve acquisitions and mergers with other banks or savings institutions and consider certain competitive, management, financial and other factors in granting these

approvals. Similar California and other state banking agency approvals may also be required.

A bank holding company is required to file with the FRB annual reports and other information regarding its business operations and those of its non-banking subsidiaries. It is also subject to supervision and examination by the FRB. Examinations are designed to inform the FRB of the financial condition and nature of the operations of the bank holding company and its subsidiaries and to monitor compliance with the BHCA and other laws affecting the operations of bank holding companies. To determine whether potential weaknesses in the condition or operations of bank holding companies might pose a risk to the safety and soundness of their subsidiary banks, examinations focus on whether a bank holding company has adequate systems and internal controls in place to manage the risks inherent in its business, including credit risk, interest rate risk, market risk (for example, from changes in value of portfolio instruments and foreign currency), liquidity risk, operational risk, legal risk and reputation risk.

Bank holding companies may be subject to potential enforcement actions by the FRB for unsafe or unsound practices in conducting their businesses or for violations of any law, rule, regulation or any condition imposed in writing by the FRB. Enforcement actions may include the issuance of cease and desist orders, the imposition of civil money penalties, the requirement to meet and maintain specific capital levels for any capital measure, the issuance of directives to increase capital, formal and informal agreements, or removal and prohibition orders against officers or directors and other "institution-affiliated" parties.

Regulatory Restrictions on Dividends; Source of Strength

Hanmi Financial is regarded as a legal entity separate and distinct from its other subsidiaries. The principal source of our revenue is dividends received from the Bank. Various federal and state statutory provisions limit the amount of dividends the Bank can pay to Hanmi Financial without regulatory approval. It is the policy of the Federal Reserve Board that bank holding companies should pay cash dividends on common stock only out of income available over the past year and only if prospective earnings retention is consistent with the organization's expected future needs and financial condition. The policy provides that bank holding companies should not maintain a level of cash dividends that undermines the bank holding company's ability to serve as a source of strength to its banking subsidiaries.

Under Federal Reserve Board policy, a bank holding company is expected to act as a source of financial strength to each of its banking subsidiaries and commit resources to their support. Such support may be required at times when, absent this Federal Reserve Board policy, a holding company may not be inclined to provide it. As discussed below, a bank holding company, in certain circumstances, could be required to guarantee the capital plan of an undercapitalized banking subsidiary.

In the event of a bank holding company's bankruptcy under Chapter 11 of the United States Bankruptcy Code, the trustee will be deemed to have assumed, and is required to cure immediately, any deficit under any commitment by the debtor holding company to any of the federal banking agencies to maintain the capital of an insured depository institution, and any claim for breach of such obligation will generally have priority over most other unsecured claims.

Activities "Closely Related" to Banking

The Bank Holding Company Act prohibits a bank holding company, with certain limited exceptions, from acquiring direct or indirect ownership or control of any voting shares of any company which is not a bank or from engaging in any activities other than those of banking, managing or controlling banks and certain other subsidiaries, or furnishing services to or performing services for its subsidiaries. One principal exception to these prohibitions allows the acquisition of interests in companies whose activities are found by the Federal Reserve Board, by order or regulation, to be so closely related to banking or managing or controlling banks, as to be a proper incident thereto. These activities include, among other things, numerous services and functions performed in connection with lending, investing, and financial counseling and tax planning. In approving acquisitions by bank holding companies of companies engaged in banking-related activities, the Federal Reserve Board considers a number of factors, and weighs the expected benefits to the public (such as greater convenience and increased competition or gains in efficiency) against the risks of possible adverse effects (such as undue concentration of resources, decreased or unfair competition, conflicts of interest, or unsound banking practices). The Federal Reserve Board is also empowered to differentiate between activities commenced *de novo* and activities commenced through acquisition of a going concern.

Gramm-Leach Bliley Act; Financial Holding Companies

The Gramm-Leach-Bliley Financial Modernization Act of 1999, revised and expanded the provisions of the Bank Holding Company Act by including a new section that permits a bank holding company to elect to become a financial holding company to engage in a full range of activities that are "financial in nature." The qualification requirements and the process for a bank holding company that elects to be treated as a financial holding company require that all of the subsidiary banks controlled by the bank holding company at the time of election to become a financial holding company must be and remain at all times "well-capitalized" and "well managed." Hanmi Financial has previously elected to be a financial holding company.

The Gramm-Leach-Bliley Act further requires that, in the event that the bank holding company elects to become a financial holding company, the election must be made by filing a written declaration with the appropriate Federal Reserve Bank that:

- states that the bank holding company elects to become a financial holding company;
- provides the name and head office address of the bank holding company and each depository institution controlled by the bank holding company;
- certifies that each depository institution controlled by the bank holding company is "well-capitalized" as of the date the bank holding company submits its declaration;
- provides the capital ratios for all relevant capital measures as of the close of the previous quarter for each depository institution controlled by the bank holding company; and
- certifies that each depository institution controlled by the bank holding company is "well managed" as of the date the bank holding company submits its declaration.

The bank holding company must have also achieved at least a rating of "satisfactory record of meeting community credit needs" under the Community Reinvestment Act during the institution's most recent examination.

Financial holding companies may engage, directly or indirectly, in any activity that is determined to be:

- financial in nature;
- incidental to such financial activity; or
- complementary to a financial activity provided it "does not pose a substantial risk to the safety and soundness of depository institutions or the financial system generally."

The Gramm-Leach-Bliley Act specifically provides that the following activities have been determined to be "financial in nature": lending, trust and other banking activities; insurance activities; financial or economic advisory services; securitization of assets; securities underwriting and dealing; existing bank holding company domestic activities; existing bank holding company foreign activities and merchant banking activities. In addition, the Gramm-Leach-Bliley Act specifically gives the Federal Reserve Board the authority, by regulation or order, to expand the list of "financial" or "incidental" activities, but requires consultation with the United States Treasury Department, and gives the Federal Reserve Board authority to allow a financial holding company to engage in any activity that is "complementary" to a financial activity and does not "pose a substantial risk to the safety and soundness of depository institutions or the financial system generally."

Pursuant to the Gramm-Leach-Bliley Act, Chun-Ha and All World qualify as financial subsidiaries. Under the Gramm-Leach-Bliley Act, in order to elect and retain financial holding company status, all depository institution subsidiaries of a bank holding company must be well capitalized, well managed, and, except in limited circumstances, be in satisfactory compliance with the Community Reinvestment Act ("CRA"). Failure to sustain compliance with these requirements or correct any noncompliance within a fixed time period could lead to divestiture of subsidiary banks or require all activities to conform to those permissible for a bank holding company. Pursuant to the terms of the Agreement with the FRB, we have agreed to take certain corrective action pursuant to these Gramm-Leach-Bliley Act requirements.

Privacy Policies

Under the Gramm-Leach-Bliley Act, all financial institutions are required to adopt privacy policies, restrict the sharing of nonpublic customer data with nonaffiliated parties and establish procedures and practices to protect customer data from unauthorized access. Hanmi Financial and its subsidiaries have established policies and procedures to assure our compliance with all privacy provisions of the Gramm-Leach-Bliley Act.

Safe and Sound Banking Practices

Bank holding companies are not permitted to engage in unsafe and unsound banking practices. The Federal Reserve Board's Regulation Y, for example, generally requires a holding company to give the Federal Reserve Board prior notice of any redemption or repurchase of its own equity securities, if the consideration to be paid, together with the consideration paid for any repurchases or redemptions in the preceding year, is equal to 10% or more of the company's consolidated net worth. The Federal Reserve Board may oppose the transaction if it believes that the transaction would constitute an unsafe or unsound practice or would violate any law or regulation. Depending upon the circumstances, the Federal Reserve Board could take the position that paying a dividend would constitute an unsafe or unsound banking practice.

The Federal Reserve Board has broad authority to prohibit activities of bank holding companies and their nonbanking subsidiaries which represent unsafe and unsound banking practices or which constitute violations of laws or regulations, and can assess civil money penalties for certain activities conducted on a knowing and reckless basis, if those activities caused a substantial loss to a depository institution. The penalties can be as high as $1 million for each day the activity continues.

Annual Reporting; Examinations

We are required to file annual reports with the Federal Reserve Board, and such additional information as the Federal Reserve Board may require pursuant to the Bank Holding Company Act. The Federal Reserve Board may examine a bank holding company or any of its subsidiaries, and charge the company for the cost of such the examination.

Capital Adequacy Requirements

The Federal Reserve Board has adopted a system using risk-based capital guidelines to evaluate the capital adequacy of certain large bank holding companies. Prior to March 30, 2006, these capital guidelines were applicable to all bank holding companies having $150 million or more in assets on a consolidated basis. However, effective March 30, 2006, the Federal Reserve Board amended the asset size threshold to $500 million for purposes of determining whether a bank holding company is subject to the capital adequacy guidelines. Hanmi Financial currently has consolidated assets in excess of $500 million and is therefore subject to the Federal Reserve Board's capital adequacy guidelines.

Under the guidelines, specific categories of assets are assigned different risk weights, based generally on the perceived credit risk of the asset. These risk weights are multiplied by corresponding asset balances to determine a "risk-weighted" asset base. The guidelines require a minimum total risk-based capital ratio of 8.0% (of which at least 4.0% is required to consist of Tier 1 capital elements). Total capital is the sum of Tier 1 and Tier 2 capital. To be considered "well-capitalized," a bank holding company must maintain, on a consolidated basis, (i) a Tier 1 risk-based capital ratio of at least 6.0%, and (ii) a total risk-based capital ratio of 10.0% or greater. As of December 31, 2009, our Tier 1 risk-based capital ratio was 6.76% and our total risk-based capital ratio was 9.12%. Accordingly, we and the Bank both qualified as "adequately capitalized" as of December 31, 2009.

In addition to the risk-based capital guidelines, the Federal Reserve Board uses a leverage ratio as an additional tool to evaluate the capital adequacy of bank holding companies. The leverage ratio is a company's Tier 1 capital divided by its average total consolidated assets. Certain highly-rated bank holding companies may maintain a minimum leverage ratio of 3.0%, but other bank holding companies are required to maintain a leverage ratio of at least 4.0%. As of December 31, 2009, our leverage ratio was 5.82%.

The federal banking agencies' risk-based and leverage ratios are minimum supervisory ratios generally applicable to banking organizations that meet certain specified criteria. The federal bank regulatory agencies may set capital requirements for a particular banking organization that are higher than the minimum ratios when circumstances warrant. Federal Reserve Board guidelines also provide that banking organizations experiencing internal growth or making acquisitions will be expected to maintain strong capital positions, substantially above the minimum supervisory levels, without significant reliance on intangible assets.

As described previously, the Bank is also required to increase its capital and maintain certain regulatory capital ratios prior to certain dates specified in the Order. By July 31, 2010, the Bank will be required to increase its contributed equity capital by not less than an additional $100 million. The Bank will be required to maintain a ratio of tangible shareholder's equity to total tangible assets as follows:

Date	*Ratio of Tangible Shareholder's Equity to Total Tangible Assets*
By December 31, 2009	Not Less Than 7.0 Percent
By July 31, 2010	Not Less Than 9.0 Percent
From December 31, 2010 and Until the Order is Terminated	Not Less Than 9.5 Percent

If the Bank is not able to maintain the capital ratios identified in the Order, it must notify the DFI, and Hanmi and the Bank are required to notify the FRB if their respective capital ratios fall below those set forth in the capital plan to be submitted to the FRB. Our inability to comply with the capital ratios identified in the Order raises substantial doubt about our ability to continue as a going concern. As of December 31, 2009, the Bank had a Tier 1 leverage ratio of 6.69 percent and tangible stockholder's equity to total tangible assets ratio of 7.13 percent.

Imposition of Liability for Undercapitalized Subsidiaries

Bank regulators are required to take "prompt corrective action" to resolve problems associated with insured depository institutions whose capital declines below certain levels. In the event an institution becomes "undercapitalized," it must submit a capital restoration plan. The capital restoration plan will not be accepted by the regulators unless each company having control of the undercapitalized institution guarantees the subsidiary's compliance with the capital restoration plan up to a certain specified amount. Any such guarantee from a depository institution's holding company is entitled to a priority of payment in bankruptcy.

The aggregate liability of the holding company of an undercapitalized bank is limited to the lesser of 5% of the institution's assets at the time it became undercapitalized or the amount necessary to cause the institution to be "adequately capitalized." The bank regulators have greater power in situations where an institution becomes "significantly" or "critically" undercapitalized or fails to submit a capital restoration plan. For example, a bank holding company controlling such an institution can be required to obtain prior Federal Reserve Board approval of proposed dividends, or might be required to consent to a consolidation or to divest the troubled institution or other affiliates.

Acquisitions by Bank Holding Companies

The Bank Holding Company Act requires every bank holding company to obtain the prior approval of the Federal Reserve Board before it may acquire all, or substantially all, of the assets of any bank, or ownership or control of any voting shares of any bank, if after such acquisition it would own or control, directly or indirectly, more than 5% of the voting shares of such bank. In approving bank acquisitions by bank holding companies, the Federal Reserve Board is required to consider the financial and managerial resources and future prospects of the bank holding company and the banks concerned, the convenience and needs of the communities to be served, and various competitive factors.

Control Acquisitions

The Change in Bank Control Act prohibits a person or group of persons from acquiring "control" of a bank holding company unless the Federal Reserve Board has been notified and has not objected to the transaction. Under a rebuttable presumption established by the Federal Reserve Board, the acquisition of 10% or more of a class of voting stock of a bank holding company with a class of securities registered under Section 12 of the Exchange Act would, under the circumstances set forth in the presumption, constitute acquisition of control.

In addition, any company is required to obtain the approval of the Federal Reserve Board under the Bank Holding Company Act before acquiring 25% (5% in the case of an acquirer that is a bank holding company) or more of the outstanding common stock of the company, or otherwise obtaining control or a "controlling influence" over the company.

Cross-guarantees

Under the Federal Deposit Insurance Act, or FDIA, a depository institution (which definition includes both banks and savings associations), the deposits of which are insured by the FDIC, can be held liable for any loss incurred by, or reasonably expected to be incurred by, the FDIC in connection with (1) the default of a commonly controlled FDIC-insured depository institution or (2) any assistance provided by the FDIC to any commonly controlled FDIC-insured depository institution "in danger of default." "Default" is defined generally as the appointment of a conservator or a receiver and "in danger of default" is defined generally as the existence of certain conditions indicating that default is likely to occur in the absence of regulatory assistance. In some circumstances (depending upon the amount of the loss or anticipated loss suffered by the FDIC), cross-guarantee liability may result in the ultimate failure or insolvency of one or more insured depository institutions in a holding company structure. Any obligation or liability owed by a subsidiary bank to its parent company is subordinated to the subsidiary bank's cross-guarantee liability with respect to commonly controlled insured depository institutions. The Bank is currently the only FDIC-insured depository institution subsidiary of Hanmi Financial.

Because Hanmi Financial is a legal entity separate and distinct from the Bank, its right to participate in the distribution of assets of any subsidiary upon the subsidiary's liquidation or reorganization will be subject to the prior claims of the subsidiary's creditors. In the event of a liquidation or other resolution of the Bank, the claims of depositors and other general or subordinated creditors of the Bank would be entitled to a priority of payment over the claims of holders of any obligation of the Bank to its shareholders, including any depository institution holding company (such as Hanmi Financial) or any shareholder or creditor of such holding company.

Anti-Terrorism Legislation

In the wake of the tragic events of September 11th, on October 26, 2001, the President signed into law the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001. Also known as the "Patriot Act," the law enhances the powers of the federal government and law enforcement organizations to combat terrorism, organized crime, and money laundering. The Patriot Act significantly amends and expands the application of the Bank Secrecy Act, including enhanced measures regarding customer identity, new suspicious activity reporting rules, and enhanced anti-money laundering programs.

Under the Patriot Act, financial institutions are subject to prohibitions against specified financial transactions and account relationships as well as enhanced due diligence and "know your customer" standards in their dealings with foreign financial institutions and customers. For example, the enhanced due diligence policies, procedures, and controls generally require financial institutions to take reasonable steps:

- to conduct enhanced scrutiny of account relationships to guard against money laundering and report any suspicious transaction;
- to ascertain the identity of the nominal and beneficial owners of, and the source of funds deposited into, each account as needed to guard against money laundering and report any suspicious transactions;
- to ascertain for any foreign bank, the shares of which are not publicly traded, the identity of the owners of the foreign bank, and the nature and extent of the ownership interest of each such owner; and
- to ascertain whether any foreign bank provides correspondent accounts to other foreign banks and, if so, the identity of those foreign banks and related due diligence information.

Under the Patriot Act, financial institutions must also establish anti-money laundering programs. The Patriot Act sets forth minimum standards for these programs, including: (i) the development of internal policies, procedures and controls; (ii) the designation of a compliance officer; (iii) an ongoing employee training program; and (iv) an independent audit function to test the adequacy of such programs.

In addition, the Patriot Act requires bank regulatory agencies to consider the record of a bank in combating money laundering activities in their evaluation of bank and bank holding company merger or acquisition transactions. Regulations proposed by the U.S. Department of the Treasury to effect certain provisions of the Patriot Act provide that all transaction or other correspondent accounts held by a U.S. financial institution on behalf of any foreign bank must be closed within 90 days after the final regulations are issued, unless the foreign bank has provided the U.S. financial institution with a means of verification that the institution is not a "shell bank." Proposed regulations interpreting other provisions of the Patriot Act continue to be issued.

Under the authority of the Patriot Act, the Secretary of the Treasury adopted rules on September 26, 2002 increasing the cooperation and information sharing among financial institutions, regulators, and law enforcement authorities regarding individuals, entities and organizations engaged in, or reasonably suspected based on credible evidence of engaging in, terrorist acts or money laundering activities. Under those rules, a financial institution is required to:

- expeditiously search its records to determine whether it maintains or has maintained accounts, or engaged in transactions with individuals or entities, listed in a request submitted by the Financial Crimes Enforcement Network ("FinCEN");
- notify FinCEN if an account or transaction is identified;
- designate a contact person to receive information requests;
- limit use of information provided by FinCEN to (i) reporting to FinCEN, (ii) determining whether to establish or maintain an account or engage in a transaction, and (iii) assisting the financial institution in complying with the Bank Secrecy Act; and
- maintain adequate procedures to protect the security and confidentiality of FinCEN requests.

Under the new rules, a financial institution may also share information regarding individuals, entities, organizations, and countries for purposes of identifying and, as appropriate, reporting activities that it suspects may involve possible terrorist activity or money laundering. Such information-sharing is protected under a safe harbor if the financial institution: (i) notifies FinCEN of its intention to share information, even when sharing with an affiliated financial institution; (ii) takes reasonable steps to verify that, prior to sharing, the financial institution or association of financial institutions with which it intends to share information has submitted a notice to FinCEN; (iii) limits the use of shared information to identifying and reporting on money laundering or terrorist activities, determining whether to establish or maintain an account or engage in a transaction, or assisting it in complying with the Bank Security Act; and (iv) maintains adequate procedures to protect the security and confidentiality of the information. Any financial institution complying with these rules will not be deemed to have violated the privacy requirements discussed above.

The Secretary of the Treasury also adopted a rule on September 26, 2002 intended to prevent money laundering and terrorist financing through correspondent accounts maintained by U.S. financial institutions on behalf of foreign banks. Under the rule, financial institutions: (i) are prohibited from providing correspondent accounts to foreign shell banks; (ii) are required to obtain a certification from foreign banks for which they maintain a correspondent account stating the foreign bank is not a shell bank and that it will not permit a foreign shell bank to have access to the U.S. account; (iii) must maintain records identifying the owner of the foreign bank for which they may maintain a correspondent account and its agent in the United States designated to accept services of legal process; and (iv) must terminate correspondent accounts of foreign banks that fail to comply with or fail to contest a lawful request of the Secretary of the Treasury or the Attorney General of the United States, after being notified by the Secretary or Attorney General.

Sarbanes-Oxley Act of 2002

In July 2002, President Bush signed into law the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, which implemented legislative reforms intended to address corporate and accounting fraud. The Sarbanes-Oxley Act contains reforms of various business practices and numerous aspects of corporate governance. Most of these requirements have been implemented pursuant to regulations issued by the SEC. The following is a summary of certain key provisions of the Sarbanes-Oxley Act.

In addition to the establishment of a new accounting oversight board that enforces auditing, quality control and independence standards and is funded by fees from all registered public accounting firms and publicly traded companies, the Sarbanes-Oxley Act places restrictions on the scope of services that may be provided by accounting firms to their public company audit clients. Any non-audit services being provided to a public company audit client requires pre-approval by the client's audit committee. Also, the Sarbanes-Oxley Act makes certain changes to the requirements for partner rotation after a period of time. The Sarbanes-Oxley Act requires chief executive officers and chief financial officers, or their equivalent, to certify to the accuracy of periodic reports filed with the SEC, subject to civil and criminal penalties if they knowingly or willingly violate this certification requirement. Furthermore, counsel is required to report evidence of a material violation of securities laws or a breach of fiduciary duties to the company's chief executive officer or its chief legal officer, and, if such officer does not appropriately respond, to report such evidence to the audit committee or other similar committee of the board of directors or the board itself.

Under this law, longer prison terms apply to corporate executives who violate federal securities laws; the period during which certain types of suits can be brought against a company or its officers is extended and bonuses issued to top executives prior to restatement of a company's financial statements are now subject to disgorgement if such restatement was due to corporate misconduct. Executives are also prohibited from insider trading during retirement plan "blackout" periods, and loans to company executives (other than loans by financial institutions permitted by federal rules or regulations) are restricted. In addition, the legislation accelerates the time frame for disclosures by public companies, as they must immediately disclose any material changes in their financial condition or operations. Directors and executive officers required to report changes in ownership in a company's securities must now report any such change within two business days of the change.

The Sarbanes-Oxley Act increases responsibilities and codifies certain requirements relating to audit committees of public companies and how they interact with the company's registered public accounting firm. Audit committee members must be independent and are barred from accepting consulting, advisory or other compensatory fees from the company. In addition, companies are required to disclose whether at least one member of the committee is a "financial expert" (as such term is defined by the SEC) and if not, why not. A company's registered public accounting firm is prohibited from performing statutorily mandated audit services for a company if the company's chief executive officer, chief financial officer, controller, chief accounting officer or any person serving in equivalent positions had been employed by such firm and participated in the audit of such company during the one-year period preceding the audit initiation date. The Sarbanes-Oxley Act also prohibits any officer or director of a company or any other person acting under their direction from taking any action to fraudulently influence, coerce, manipulate or mislead any independent public or certified accountant engaged in the audit of the company's financial statements for the purpose of rendering the financial statements materially misleading. Furthermore, the Sarbanes-Oxley Act increases the protection for employees of publicly traded companies who provide evidence of fraud, by increasing relief for compensatory damages in civil cases and penalties in criminal cases.

The Sarbanes-Oxley Act also has provisions relating to inclusion of certain internal control reports and assessments by management in the annual report to stockholders. Hanmi Financial is required to include an internal control report containing management's assertions regarding the effectiveness of its internal control structure and procedures over financial reporting. The internal control report must include statements regarding management's responsibility for establishing and maintaining adequate internal control over financial reporting; management's assessment as to the effectiveness of the company's internal control over financial reporting, based on management's evaluation of it as of year-end; and of the framework used as criteria for evaluating the effectiveness of the company's internal control over financial reporting. The law also requires the company's registered public accounting firm that issues the audit report to attest to, and report on the company's internal controls over financial reporting in accordance with standards for attestation engagements issued or adopted by the Public Company Accounting Oversight Board.

Securities Registration

Our securities are registered with the SEC under the Exchange Act. As such, we are subject to the information, proxy solicitation, insider trading, corporate governance, and other requirements and restrictions of the Exchange Act.

The Bank

As a California commercial bank whose deposits are insured by the FDIC, the Bank is subject to regulation, supervision and regular examination by the DFI and by the FRB. As a member bank, the Bank is a stockholder of the FRBof San Francisco. Specific federal and state laws and regulations that are applicable to banks regulate, among other things, the scope of their business, their investments, their reserves against deposits, the timing of the availability of deposited funds, their activities relating to dividends, investments, loans, the nature and amount of and collateral for certain loans, borrowings, capital requirements, certain check-clearing activities, branching, and mergers and acquisitions. Supervision, examination and enforcement actions by these agencies are generally intended to protect depositors, creditors, borrowers and the DIF and generally is not intended for the protection of stockholders.

If, as a result of an examination, the DFI or the FRB should determine that the financial condition, capital resources, asset quality, earnings prospects, management, liquidity or other aspects of the Bank's operations are unsatisfactory or that the Bank or its management is violating or has violated any law or regulation, the DFI and the FRB, and separately the FDIC as insurer of the Bank's deposits, have residual authority to:

- require affirmative action to correct any conditions resulting from any violation or practice;

- direct an increase in capital or establish specific minimum capital ratios;
- restrict the Bank's growth geographically, by products and services or by mergers and acquisitions;
- enter into informal non-public or formal public memoranda of understanding or written agreements; enjoin unsafe and unsound practices and issue cease and desist orders to take corrective action;
- remove officers and directors and assess civil monetary penalties; and
- take possession and close and liquidate the Bank.

As discussed above, on October 8, 2008, the Bank entered into a MOU with the Regulators to address certain issues raised in the Bank's most recent regulatory examination by the DFI on March 10, 2008. The MOU has been superseded by the Order issued by the DFI, and the Agreement with the FRB, each of which were issued effective as of November 2, 2009.

Permissible Activities and Subsidiaries

Under the California Financial Code, California banks have all the powers of a California corporation, subject to the general limitation of state bank powers under the FDI Act to those permissible for national banks. California banks may engage in the "commercial banking business," which generally encompasses lending, deposit-taking and all other kinds of banking business in which banks, including national banks, customarily engage in the United States. Further, California banks may form subsidiaries to engage in the many so-called "closely related to banking" or "non-banking" activities commonly conducted by national banks in operating subsidiaries. Federal law prohibits the Bank and its subsidiaries from engaging in any banking activities in which a national bank cannot engage, unless the activity is found by the FDIC not to pose a significant risk to the DIF. This prohibition does not extend to those activities in which the Bank (or a subsidiary of the Bank) is authorized under state law to engage as agent, advisor, custodian, administrator or trustee for its customer.

In addition, under the GLBA, the Bank may engage in expanded financial activities through specially qualified "financial subsidiaries" to the same extent as a national bank. In order to form a financial subsidiary, the Bank must be and remain well-capitalized and well-managed and in satisfactory compliance with the CRA, and would be subject to the same capital deduction, risk management and affiliate transaction rules that apply to financial subsidiaries of national banks. Generally, a financial subsidiary is permitted to engage in activities, as may a financial holding company, that are "financial in nature" or incidental thereto, even though they are not permissible for the national bank to conduct directly within the bank. However, a bank financial subsidiary may not engage as principal in underwriting insurance (other than credit life insurance), issue annuities, or engage in real estate development or investment or merchant banking. Presently, the Bank has no financial subsidiaries.

In September 2007, the SEC and the FRB finalized joint rules required by the Financial Services Regulatory Relief Act of 2006 to implement exceptions provided in the GLBA for securities activities that banks may conduct without registering with the SEC as a securities broker or moving such activities to a broker-dealer affiliate. The FRB's final Regulation R provides exceptions for networking arrangements with third party broker-dealers and authorizes compensation for bank employees who refer and assist retail and high net worth bank customers with their securities, including sweep accounts to money market funds, and with related trust, fiduciary, custodial and safekeeping needs. The final rules, which became effective in 2009, are not expected to have a material effect on the current securities activities that the Bank currently conducts for customers.

Brokered deposits

Under FDICIA, banks may be restricted in their ability to accept brokered deposits, depending on their capital classification. "Well-capitalized" banks are permitted to accept brokered deposits, but all banks that are not well-capitalized could be restricted to accept such deposits. The FDIC may, on a case-by-case basis, permit banks that are adequately capitalized to accept brokered deposits if the FDIC determines that acceptance of such deposits would not constitute an unsafe or unsound banking practice with respect to the bank. Deposits obtained from financial intermediaries, so-called "brokered deposits," represented approximately 7.40 percent of the Bank's total deposits as of December 31, 2009. As previously mentioned, the Bank is not currently well-capitalized and therefore is restricted from accepting brokered deposits. As of December 31, 2009, brokered deposits were $203.5 million. All brokered deposits are currently scheduled to mature on or prior to June 30, 2010.

Community Reinvestment Act

Under the Community Reinvestment Act, or CRA, as implemented by the Congress in 1977, a financial institution has a continuing and affirmative obligation, consistent with its safe and sound operation, to help meet the credit needs of its entire community, including low and moderate income neighborhoods. The CRA does not establish specific lending requirements or programs for financial institutions nor does it limit an institution's discretion to develop the types of products and services that it believes are best suited to its particular community, consistent with the CRA. The CRA requires federal examiners, in connection with the examination of a financial institution, to assess the institution's record of meeting the credit needs of its community and to take such record into account in its evaluation of certain applications by such institution. The CRA also requires all institutions to make public disclosure of their CRA ratings. Hanmi Financial has a Compliance Committee, which oversees the planning of products, and services offered to the community, especially those aimed to serve low and moderate income communities. The Federal Reserve rated the Bank as "outstanding" in meeting community credit needs under the CRA at its most recent examination for CRA performance.

Interstate Banking and Branching

Under the Riegle-Neal Interstate Banking and Branch Efficiency Act of 1994, bank holding companies and banks generally have the ability to acquire or merge with banks in other states, and, subject to certain state restrictions, banks may also acquire or establish new branches outside their home states. Interstate branches are subject to certain laws of the states in which they are located. The Bank presently has no interstate branches.

Federal Home Loan Bank System

The Bank is a member and stockholder of the capital stock of the Federal Home Loan Bank of San Francisco. Among other benefits, each Federal Home Loan Bank ("FHLB") serves as a reserve or central bank for its members within its assigned region and makes available loans or advances to its members. Each FHLB is financed primarily from the sale of consolidated obligations of the FHLB system. Each FHLB makes available loans or advances to its members in compliance with the policies and procedures established by the Board of Directors of the individual FHLB. Each member of the FHLB of San Francisco is required to own stock in an amount equal to the greater of (i) a membership stock requirement with an initial cap of $25 million (100 percent of "membership asset value" as defined), or (ii) an activity based stock requirement (based on percentage of outstanding advances). At December 31, 2009, the Bank was in compliance with the FHLB's stock ownership requirement and our investment in FHLB capital stock totaled $30.7 million. The total borrowing capacity available based on pledged collateral and the remaining available borrowing capacity as of December 31, 2009 were $571.2 million and $415.9 million, respectively.

Federal Reserve System

The FRB requires all depository institutions to maintain noninterest-bearing reserves at specified levels against their transaction accounts (primarily checking and non-personal time deposits). At December 31, 2009, the Bank was in compliance with these requirements.

Capital Standards

At December 31, 2009, Hanmi Financial and the Bank's capital ratios exceed the minimum percentage requirements to be deemed "adequately capitalized" institutions. See *"Notes to Consolidated Financial Statements, Note 15 — Regulatory Matters."*

Hanmi Financial and the Bank are subject to capital adequacy guidelines that incorporate both risk-based and leverage capital requirements. These capital adequacy guidelines define capital in terms of "core capital elements," or Tier 1 capital, and "supplemental capital elements," or Tier 2 capital. Tier 1 capital is generally defined as the sum of the core capital elements less goodwill and certain other deductions, notably the unrealized net gains or losses (after tax adjustments) on available-for-sale investment securities carried at fair value. The following items are included as core capital elements: (i) common shareholders' equity; (ii) qualifying non-cumulative perpetual preferred stock and related surplus, including trust preferred securities (but not in excess of 25 percent of Tier 1 capital); and (iii) minority interests in the equity accounts of consolidated subsidiaries. Supplementary capital elements include: (i) allowance for loan and lease losses (but not more than 1.25 percent of an institution's risk-weighted assets); (ii) perpetual preferred stock and related surplus not qualifying as core capital; (iii) hybrid capital instruments, perpetual debt and mandatory convertible debt instruments; and (iv) term subordinated debt and intermediate-term preferred stock and related surplus. The maximum amount of supplemental capital elements that qualifies as Tier 2 capital is limited to 100 percent of Tier 1 capital.

The minimum required ratio of qualifying total capital to total risk-weighted assets, or the total risk-based capital ratio, is 8.0 percent, at least one-half of which must be in the form of Tier 1 capital, and the minimum required ratio of Tier 1 capital to total risk-weighted assets, or the Tier 1 risk-based capital ratio, is 4.0 percent. Risk-based capital ratios are calculated to provide a measure of capital that reflects the degree of risk associated with a banking organization's operations for both transactions reported on the balance sheet as assets, and transactions, such as letters of credit and recourse arrangements, which are recorded as off-balance sheet items. Under the risk-based capital guidelines, the nominal dollar amounts of assets and credit-equivalent amounts of off-balance sheet items are multiplied by one of several risk adjustment percentages, which range from 0 percent for assets with low credit risk, such as certain U.S. Treasury securities, to 100 percent for assets with relatively high credit risk, such as business loans.

The risk-based capital requirements also take into account concentrations of credit (i.e., relatively large proportions of loans involving one borrower, industry, location, collateral or loan type) and the risks of "non-traditional" activities (those that have not customarily been part of the banking business). The regulations require institutions with high or inordinate levels of risk to operate with higher minimum capital standards and authorize the regulators to review an institution's management of such risks in assessing an institution's capital adequacy. The risk-based capital regulations also include exposure to interest rate risk as a factor that the regulators will consider in evaluating a bank's capital adequacy. Interest rate risk is the exposure of a bank's current and future earnings and equity capital arising from adverse movements in interest rates. While interest rate risk is inherent in a bank's role as financial intermediary, it introduces volatility to bank earnings and to the economic value of the institution. Bank holding companies and banks engaged in significant trading activity (trading assets constituting 10 percent or more of total assets, or $1 billion or more) may also be subject to the market risk capital guidelines and be required to incorporate additional market and interest rate risk components into their risk-based capital standards. Neither Hanmi Financial nor the Bank is currently subject to the market risk capital rules.

Hanmi Financial and the Bank are also required to maintain a leverage capital ratio designed to supplement the risk-based capital guidelines. Banks and bank holding companies that have received the highest rating of the five categories used by regulators to rate banks and that are not anticipating or experiencing any significant growth must maintain a ratio of Tier 1 capital (net of all intangibles) to adjusted average total assets of at least 3.0 percent. All other institutions are required to maintain a leverage ratio of at least 100 to 200 basis points above the 3.0 percent minimum, for a minimum of 4.0 percent to 5.0 percent. Pursuant to federal regulations, banks must maintain capital levels commensurate with the level of risk to which they are exposed, including the volume and severity of problem loans. Federal regulators may, however, set higher capital requirements when a bank's particular circumstances warrant. As of December 31, 2009, the Bank's leverage capital ratio was 6.69 percent, and Hanmi Financial's leverage capital ratio was 5.82 percent, both ratios exceeding regulatory minimums.

As of December 31, 2009, the regulatory capital guidelines and the actual capital ratios for Hanmi Financial and the Bank were as follows:

	Regulatory Capital Guidelines		*Actual*	
	Adequately Capitalized	*Well Capitalized*	*Hanmi Bank*	*Hanmi Financial*
Total Risk-Based Capital Ratio	8.00%	10.00%	9.07%	9.12%
Tier 1 Risk-Based Capital Ratio	4.00%	6.00%	7.77%	6.76%
Tier 1 Leverage Ratio	4.00%	5.00%	6.69%	5.82%

The current risk-based capital guidelines that apply to Hanmi Financial and the Bank are based upon the 1988 capital accord of the International Basel Committee on Banking Supervision, a committee of central banks and bank supervisors/regulators from the major industrialized countries that develops broad policy guidelines for use by each country's supervisors in determining the supervisory policies they apply. A new international accord, referred to as Basel II, which emphasizes internal assessment of credit, market and operational risk, supervisory assessment and market discipline in determining minimum capital requirements, became mandatory for large or "core" international banks outside the United States in 2008 (total assets of $250 billion or more or consolidated foreign exposures of $10 billion or more); is optional for others, and if adopted, must first be complied with in a "parallel run" for two years along with the existing Basel I standards. In January 2009, the Basel Committee proposed to reconsider regulatory capital standards, supervisory and risk-management requirements and additional disclosures in the final new accord in response to recent worldwide developments.

As previously mentioned, by July 31, 2010, the Bank will be required to increase its contributed equity capital by not less than an additional $100 million. See *"Notes to Consolidated Financial Statements, Note 15 — Regulatory Matters"* for further details.

Prompt Corrective Action Regulations

Federal law requires each federal banking agency to take prompt corrective action when a bank falls below one or more prescribed minimum capital ratios. The federal banking agencies have, by regulation, defined the following five capital categories:

- *"Well Capitalized"* — Total risk-based capital ratio of 10.0 percent, Tier 1 risk-based capital ratio of 6.0 percent, and leverage capital ratio of 5.0 percent, and not subject to any order or written directive by any regulatory authority to meet and maintain a specific capital level for any capital measure;
- *"Adequately Capitalized"* — Total risk-based capital ratio of 8.0 percent, Tier 1 risk-based capital ratio of 4.0 percent, and leverage capital ratio of 4.0 percent (or 3.0 percent if the institution receives the highest rating from its primary regulator);
- *"Undercapitalized"* — Total risk-based capital ratio of less than 8.0 percent, Tier 1 risk-based capital ratio of less than 4.0 percent, or leverage capital ratio of less than 4.0 percent (or 3.0 percent if the institution receives the highest rating from its primary regulator);
- *"Significantly Undercapitalized"* — Total risk-based capital ratio of less than 6.0 percent, Tier 1 risk-based capital ratio of less than 3.0 percent, or leverage capital ratio of less than 3.0 percent; and
- *"Critically Undercapitalized"* — Tangible equity to total assets of less than 2.0 percent.

A bank may be treated as though it were in the next lower capital category if, after notice and the opportunity for a hearing, the appropriate federal agency finds an unsafe or unsound condition or practice so warrants, but no bank may be treated as "critically undercapitalized" unless its actual capital ratio warrants such treatment.

Undercapitalized banks are required to submit capital restoration plans and, during any period of capital inadequacy, may not pay dividends or make other capital distributions, are subject to asset growth and expansion restrictions and may not be able to accept brokered deposits. At each successively lower capital category, banks are subject to increased restrictions on operations.

The federal banking agencies have also adopted non-capital safety and soundness standards to assist examiners in identifying and addressing potential safety and soundness concerns before capital becomes impaired. The guidelines set forth operational and managerial standards relating to: (i) internal controls, information systems and internal audit systems, (ii) loan documentation, (iii) credit underwriting, (iv) asset quality and growth, (v) earnings, (vi) risk management, and (vii) compensation and benefits. In general, the standards are designed to assist the federal banking agencies in identifying and addressing problems at insured depository institutions before capital becomes impaired. If an institution fails to meet safety and soundness standards, the appropriate federal banking agency may require the institution to submit a compliance plan and institute enforcement proceedings if an acceptable compliance plan is not submitted or the deficiency is not corrected.

Under the Order, the Bank is required to increase its capital and maintain certain regulatory capital ratios prior to certain dates specified in the Order. By July 31, 2010, the Bank will be required to increase its contributed equity capital by not less than an additional $100 million. See *"Note 15 — Regulatory Matters"* for further details.

FDIC Deposit Insurance

The FDIC is an independent federal agency that insures deposits, up to prescribed statutory limits, of federally insured banks and savings institutions and safeguards the safety and soundness of the banking and savings industries. The FDIC insures our customer deposits through the DIF up to prescribed limits for each depositor. Pursuant to the EESA, the maximum deposit insurance amount has been increased from $100,000 to $250,000 through the end of 2013. The amount of FDIC assessments paid by each DIF member institution is based on its relative risk of default as measured by regulatory capital ratios and other supervisory factors. Pursuant to the Federal Deposit Insurance Reform Act of 2005, the FDIC is authorized to set the reserve ratio for the DIF annually at between 1.15 percent and 1.50 percent of estimated insured deposits. The FDIC may increase or decrease the assessment rate schedule on a semi-annual basis. In an effort to restore capitalization levels and to ensure the DIF will adequately cover projected losses from future bank failures, the FDIC, in October 2008, proposed a rule to alter the way in which it differentiates for risk in the risk-based assessment system and to revise deposit insurance assessment rates, including base assessment rates.

On February 27, 2009, the FDIC adopted a final rule modifying the risk-based assessment system and setting initial base assessment rates beginning April 1, 2009, at 12 to 45 basis points and due to extraordinary circumstances, extended the time within which the reserve ratio must by returned to 1.15 percent from five to seven years.

On May 22, 2009, the FDIC adopted a final rule imposing a 5 basis point special assessment on each insured depository institution's assets minus Tier 1 capital as of June 30, 2009. The amount of the special assessment for any institution was limited to 10 basis points times the institution's assessment base for the second quarter 2009. The special assessment was collected on September 30, 2009.

Additionally, by participating in the transaction account guarantee program under the TLGP, banks temporarily become subject to an additional assessment on deposits in excess of $250,000 in certain transaction accounts and additionally for assessments from 50 basis points to 100 basis points per annum depending on the initial maturity of the debt. Further, all FDIC-insured institutions are required to pay assessments to the FDIC to fund interest payments on bonds issued by the Financing Corporation ("FICO"), an agency of the Federal Government established to recapitalize the predecessor to the DIF. The FICO assessment rates, which are determined quarterly, averaged 0.0113 percent of insured deposits in fiscal 2008. These assessments will continue until the FICO bonds mature in 2017.

The FDIC may terminate a depository institution's deposit insurance upon a finding that the institution's financial condition is unsafe or unsound or that the institution has engaged in unsafe or unsound practices that pose a risk to the DIF or that may prejudice the interest of the bank's depositors. The termination of deposit insurance for a bank would also result in the revocation of the bank's charter by the DFI.

Loans-to-One-Borrower

With certain limited exceptions, the maximum amount that a California bank may lend to any borrower at any one time (including the obligations to the bank of certain related entities of the borrower) may not exceed 25 percent (and unsecured loans may not exceed 15 percent) of the bank's stockholders' equity, allowance for loan losses, and any capital notes and debentures of the bank.

Extensions of Credit to Insiders and Transactions with Affiliates

The Federal Reserve Act and FRB Regulation O place limitations and conditions on loans or extensions of credit to:

- a bank or bank holding company's executive officers, directors and principal stockholders (i.e., in most cases, those persons who own, control or have power to vote more than 10 percent of any class of voting securities);
- any company controlled by any such executive officer, director or stockholder; or
- any political or campaign committee controlled by such executive officer, director or principal stockholder.

Such loans and leases:

- must comply with loan-to-one-borrower limits;
- require prior full board approval when aggregate extensions of credit to the person exceed specified amounts;
- must be made on substantially the same terms (including interest rates and collateral) and follow credit-underwriting procedures no less stringent than those prevailing at the time for comparable transactions with non-insiders;
- must not involve more than the normal risk of repayment or present other unfavorable features; and
- in the aggregate limit not exceed the bank's unimpaired capital and unimpaired surplus.

California has laws and the DFI has regulations that adopt and apply Regulation O to the Bank.

The Bank also is subject to certain restrictions imposed by Federal Reserve Act Sections 23A and 23B and FRB Regulation W on any extensions of credit to, or the issuance of a guarantee or letter of credit on behalf of, any affiliates, the purchase of, or investments in, stock or other securities thereof, the taking of such securities as collateral for loans, and the purchase of assets of any affiliates. Affiliates include parent holding companies, sister banks, sponsored and advised companies, financial subsidiaries and investment companies where the Bank's affiliate serves as investment advisor. Sections 23A and 23B and Regulation W generally:

- prevent any affiliates from borrowing from the Bank unless the loans are secured by marketable obligations of designated amounts;
- limit such loans and investments to or in any affiliate individually to 10 percent of the Bank's capital and surplus;
- limit such loans and investments to all affiliates in the aggregate to 20 percent of the Bank's capital and surplus; and
- require such loans and investments to or in any affiliate to be on terms and under conditions substantially the same or at least as favorable to the Bank as those prevailing for comparable transactions with non-affiliated parties.

Additional restrictions on transactions with affiliates may be imposed on the Bank under the FDI Act's prompt corrective action regulations and the supervisory authority of the federal and state banking agencies discussed above.

Dividends

Holders of Hanmi Financial common stock and preferred stock are entitled to receive dividends as and when declared by the Board of Directors out of funds legally available therefore under the laws of the State of Delaware. Delaware corporations such as Hanmi Financial may make distributions to their stockholders out of their surplus, or out of their net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year. However, dividends may not be paid out of a corporation's net profits if, after the payment of the dividend, the corporation's capital would be less than the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets.

The FRB has advised bank holding companies that it believes that payment of cash dividends in excess of current earnings from operations is inappropriate and may be cause for supervisory action. As a result of this policy, banks and their holding companies may find it difficult to pay dividends out of retained earnings from historical periods prior to the most recent fiscal year or to take advantage of earnings generated by extraordinary items such as sales of buildings or other large assets in order to generate profits to enable payment of future dividends. In a February 2009 guidance letter, the FRB directed that a bank holding company should inform the FRB if it is planning to pay a dividend that exceeds earnings for a given quarter or that could affect the bank's capital position in an adverse way. Further, the FRB's position that holding companies are expected to provide a source of managerial and financial strength to their subsidiary banks potentially restricts a bank holding company's ability to pay dividends. Hanmi Financial has agreed with the FRB that it will not declare or pay any dividends or make any payments on its trust preferred securities or any other capital distributions without the prior written consent of the FRB.

The Bank is a legal entity that is separate and distinct from its holding company. Hanmi Financial receives income through dividends paid by the Bank. Subject to the regulatory restrictions described below, future cash dividends by the Bank will depend upon management's assessment of future capital requirements, contractual restrictions and other factors.

The powers of the Board of Directors of the Bank to declare a cash dividend to its holding company is subject to California law, which restricts the amount available for cash dividends to the lesser of a bank's retained earnings or net income for its last three fiscal years (less any distributions to shareholders made during such period). Where the above test is not met, cash dividends may still be paid, with the prior approval of the DFI, in an amount not exceeding the greatest of: 1) retained earnings of the bank; 2) the net income of the bank for its last fiscal year; or 3) the net income of the bank for its current fiscal year. Due to the Bank's retained deficit of $53.5 million as of December 31, 2008 and a net loss for years ended 2008 and 2009, the Bank is restricted under California law from making dividends to Hanmi Financial without the prior approval of the DFI. See *"Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities — Dividends"* for a further discussion of restrictions on the Bank's ability to pay dividends to Hanmi Financial.

Under the terms of its FRB Written Agreement and DFI Final Order, the Bank is also prohibited from paying dividends, incurring, increasing or guaranteeing any debt, or making certain changes to its business without prior approval from the FRB and DFI, and the Bank and Hanmi must obtain prior approval from the FRB and DFI prior to declaring and paying dividends.

Bank regulators also have authority to prohibit a bank from engaging in business practices considered to be unsafe or unsound. It is possible, depending upon the financial condition of a bank and other factors, that regulators could assert that the payment of dividends or other payments might, under certain circumstances, be an unsafe or unsound practice, even if technically permissible.

Bank Secrecy Act and USA PATRIOT Act

The Bank Secrecy Act ("BSA") is a disclosure law that forms the basis of the Federal Government's framework to prevent and detect money laundering and to deter other criminal enterprises. Under the BSA, financial institutions such as the Bank are required to maintain certain records and file certain reports regarding domestic currency transactions and cross-border transportations of currency. Among other requirements, the BSA requires financial institutions to report imports and exports of currency in the amount of $10,000 or more and, in general, all cash transactions of $10,000 or more. The Bank has established a BSA compliance policy under which, among other precautions, the Bank keeps currency transaction reports to document cash transactions in excess of $10,000 or in multiples totaling more than $10,000 during one business day, monitors certain potentially suspicious transactions such as the exchange of a large number of small denomination bills for large denomination bills, and scrutinizes electronic funds transfers for BSA compliance. The BSA also requires that financial institutions report to relevant law enforcement agencies any suspicious transactions potentially involving violations of law.

The USA PATRIOT Act and its implementing regulations significantly expanded the anti-money laundering and financial transparency laws in response to the terrorist attacks in September 2001. The Bank has adopted additional comprehensive policies and procedures to address the requirements of the USA PATRIOT Act. Material deficiencies in anti-money laundering compliance can result in public enforcement actions by the banking agencies, including the imposition of civil money penalties and supervisory restrictions on growth and expansion. Such enforcement actions could also have serious reputation consequences for us and the Bank.

Consumer Laws

The Bank and Hanmi Financial are subject to many federal and state consumer protection laws and regulations prohibiting unfair or fraudulent business practices, untrue or misleading advertising and unfair competition, including:

- The Home Ownership and Equity Protection Act of 1994 requires extra disclosures and consumer protections to borrowers from certain lending practices, such as practices deemed to be "predatory lending."
- Privacy policies are required by federal and state banking laws and regulations that limit the ability of banks and other financial institutions to disclose non-public information about consumers to non-affiliated third parties. The federal bank regulatory agencies have adopted customer information security guidelines for safeguarding confidential, personal customer information. The guidelines require each financial institution, under the supervision and ongoing oversight of its Board of Directors or an appropriate committee thereof, to create, implement and maintain a comprehensive written information security program designed to ensure the security and confidentiality of customer information, protect against any anticipated threats or hazards to the security or integrity of such information, and protect against unauthorized access or use of such information that could result in substantial harm or inconvenience to any customer.
- The Fair Credit Reporting Act, as amended by the Fair and Accurate Credit Transactions Act, requires financial firms to help deter identity theft, including developing appropriate fraud response programs, and gives consumers more control of their credit data.
- The Equal Credit Opportunity Act generally prohibits discrimination in any credit transaction, whether for consumer or business purposes, on the basis of race, color, religion, national origin, sex, marital status, age (except in limited circumstances), receipt of income from public assistance programs, or good faith exercise of any rights under the Consumer Credit Protection Act.
- The Truth in Lending Act requires that credit terms be disclosed in a meaningful and consistent way so that consumers may compare credit terms more readily and knowledgeably.
- The Fair Housing Act regulates many lending practices, including making it unlawful for any lender to discriminate in its housing-related lending activities against any person because of race, color, religion, national origin, sex, handicap or familial status.
- The CRA requires insured depository institutions, while operating safely and soundly, to help meet the credit needs of their communities; directs the federal regulatory agencies, in examining insured depository institutions, to assess a bank's record of helping meet the credit needs of its entire community, including low- and moderate-

income neighborhoods, consistent with safe and sound banking practices and further requires the agencies to take a financial institution's record of meeting its community credit needs into account when evaluating applications for, among other things, domestic branches, mergers or acquisitions, or holding company formations. In its most recently released public reports, from September 2008, the Bank received an "outstanding" rating.

- The Home Mortgage Disclosure Act includes a "fair lending" aspect that requires the collection and disclosure of data about applicant and borrower characteristics as a way of identifying possible discriminatory lending patterns and enforcing anti-discrimination statutes.
- The Real Estate Settlement Procedures Act requires lenders to provide borrowers with disclosures regarding the nature and cost of real estate settlements and prohibits certain abusive practices, such as kickbacks.
- The National Flood Insurance Act requires homes in flood-prone areas with mortgages from a federally regulated lender to have flood insurance.
- The Americans with Disabilities Act, in conjunction with similar California legislation, requires employers with 15 or more employees and all businesses operating "commercial facilities" or "public accommodations" to accommodate disabled employees and customers.

These laws and regulations mandate certain disclosure requirements and regulate the manner in which financial institutions must deal with customers when taking deposits, making loans, collecting loans and providing other services. Failure to comply with these laws and regulations can subject the Bank to various penalties, including, but not limited to, enforcement actions, injunctions, fines or criminal penalties, punitive damages to consumers, and the loss of certain contractual rights.

Regulation of Subsidiaries

Non-bank subsidiaries are subject to additional or separate regulation and supervision by other state, federal and self-regulatory bodies. Chun-Ha and All World are subject to the licensing and supervisory authority of the California Commissioner of Insurance.

Item 1A. Risk Factors

Together with the other information on the risks we face and our management of risk contained in this Report or in our other SEC filings, the following presents significant risks that may affect us. Events or circumstances arising from one or more of these risks could adversely affect our business, financial condition, operating results and prospects and the value and price of our common stock could decline. The risks identified below are not intended to be a comprehensive list of all risks we face and additional risks that we may currently view as not material may also adversely impact our financial condition, business operations and results of operations.

Our independent registered public accounting firm has expressed substantial doubt about our ability to continue as a going concern. Our independent registered public accounting firm in their audit report for fiscal year 2009 has expressed substantial doubt about our ability to continue as a going concern. Continued operations may depend on our ability to comply with the terms of the Order and the financing or other capital required to do so may not be available or may not be available on acceptable terms. Our audited financial statements were prepared under the assumption that we will continue our operations on a going concern basis, which contemplates the realization of assets and the discharge of liabilities in the normal course of business. Our financial statements do not include any adjustments that might be necessary if we are unable to continue as a going concern. If we cannot continue as a going concern, our shareholders will lose some or all of their investment in Hanmi Financial.

We, and our independent registered public accounting firm, have identified a material weakness in our internal control over financial reporting. Management and our independent registered public accountants have identified a material weakness in our internal control over financial reporting related to the allowance for loan losses. The identified deficiency that was considered a material weakness related to management's policies and procedures for the monitoring and timely evaluation of and revision to management's approach for assessing credit risk inherent in the Company's loan portfolio to reflect changes in the economic environment.

While we are taking steps to address the identified material weakness and prevent additional material weaknesses from occurring, there is no guarantee that these steps will be sufficient to remediate the identified material weakness or prevent additional material weaknesses from occurring. If we fail to remediate the material weakness, or if additional material weaknesses are discovered in the future, we may fail to meet our future reporting obligations and our financial statements may contain material misstatements. Any such failure could also adversely affect the results of the periodic management evaluations and annual auditor attestation reports regarding the effectiveness of our internal control over financial reporting.

Our operations may require us to raise additional capital in the future, but that capital may not be available or may not be on terms acceptable to us when it is needed. We are required by federal regulatory authorities to maintain adequate levels of capital to support our operations. As part of the recently issued DFI Final Order, the Bank is also required to increase its capital and maintain certain regulatory capital ratios prior to certain dates specified in the Order. By July 31, 2010, the Bank will be required to increase its contributed equity capital by not less than an additional $100 million. The Bank will be required to maintain a ratio of tangible shareholder's equity to total tangible assets as follows:

Date	*Ratio of Tangible Shareholder's Equity to Total Tangible Assets*
By December 31, 2009	Not Less Than 7.0 Percent
By July 31, 2010	Not Less Than 9.0 Percent
From December 31, 2010 and Until the Order is Terminated	Not Less Than 9.5 Percent

We have also committed to the FRB to adopt a consolidated capital plan to augment and maintain a sufficient capital position. Our existing capital resources may not satisfy our capital requirements for the foreseeable future and may not be sufficient to offset any problem assets. Further, should our asset quality erode and require significant additional provision for credit losses, resulting in consistent net operating losses at the Bank, our capital levels will decline and we will need to raise capital to satisfy our agreements with the Regulators.

Our ability to raise additional capital will depend on conditions in the capital markets at that time, which are outside our control, and on our financial performance. Accordingly, we cannot be certain of our ability to raise additional capital on terms acceptable to us. Inability to raise additional capital when needed, raises substantial doubt about our ability to continue as a going concern.

On June 12, 2009, and subsequently amended on July 31, 2009 and September 28, 2009, we entered into a Securities Purchase Agreement with Leading Investment & Securities Co., Ltd., a Korean securities broker-dealer ("LIS"), providing for the sale of 8,079,612 unregistered shares of Hanmi Financial common stock to LIS at a purchase price of $1.37 per share, resulting in gross proceeds of $11.1 million. The initial phase of this transaction was completed on September 4, 2009, resulting in an initial investment by LIS of $6.8 million. It is not expected that the remainder of this transaction will be completed. Inability to raise additional capital through other sources when needed, raises substantial doubt about our ability to continue as a going concern. In addition, if we were to raise additional capital through the issuance of additional shares, our stock price could be adversely affected, depending on the terms of any shares we were to issue.

We are restricted from accepting brokered deposits and offering interest rates on deposits that are substantially higher than the prevailing rates in our market. Due to the Bank's total risk-based capital ratio that was 9.07 percent as of December 31, 2009 coupled with the regulatory enforcement action with specific capital provisions, the Bank is considered to be "adequately capitalized" under the regulatory framework for prompt corrective action. Section 29 of the Federal Deposit Insurance Act ("FDIA") limits the use of brokered deposits by institutions that are less than "well-capitalized" and allows the FDIC to place restrictions on interest rates that institutions may pay. Accordingly, we are restricted from accepting brokered deposits and offering interest rates on deposits that are significantly higher than the prevailing rates in our market. Our financial flexibility could be severely constrained if we are unable to renew our wholesale funding or if adequate financing is not available in the future at acceptable rates of interest. We may not have sufficient liquidity to continue to fund new loan originations, and we may need to liquidate loans or other assets unexpectedly in order to repay obligations as they mature.

The Bank is subject to additional regulatory oversight as a result of a formal regulatory enforcement action issued by the Federal Reserve Bank of San Francisco and the California Department of Financial Institutions. The Bank was subject to an informal supervisory agreement (a MOU) with the FRB of San Francisco and the California Department of Financial Institutions to address certain issues raised in the Bank's regulatory examination by the DFI on March 10, 2008. The material terms of the MOU are discussed in *"Notes to Consolidated Financial Statements, Note 15 - Regulatory Matters."* As a result of the Bank's recently completed examination by the FRB and DFI, on November 2, 2009, the members of the Board of Directors of the Bank consented to the issuance of the Order from the DFI. On the same date, Hanmi Financial and the Bank entered into the Agreement with the FRB. The Order and the Agreement contain substantially similar provisions which are described in greater detail in this *"Notes to Consolidated Financial Statements, Note 15 — Regulatory Matters."* Under the terms of the Order and Agreement, which were issued and became effective on November 2, 2009, the Bank is required to implement certain corrective and remedial measures under strict time frames and we can offer no assurance that the Bank will be able to meet the deadlines imposed by the regulatory orders. The Order and Agreement will remain in effect until modified, terminated, suspended or set aside by the FRB and DFI, as applicable.

These regulatory actions will remain in effect until modified, terminated, suspended or set aside by the FRB or the DFI, as applicable. Failure to comply with the terms of these regulatory actions within the applicable time frames provided could result in additional orders or penalties from the FRB and the DFI, which could include further restrictions on our business, assessment of civil money penalties on us and the Bank, as well as our respective directors, officers and other affiliated parties, termination of deposit insurance, removal of one or more officers and/or directors, the liquidation or other closure of the Bank and our ability to continue as a going concern. Generally, these enforcement actions will be lifted only after subsequent examinations substantiate complete correction of the underlying issues.

We may become subject to additional regulatory restrictions in the event that our regulatory capital levels continue to decline. Although we and the Bank both qualified as "adequately capitalized" under the regulatory framework for prompt corrective action as of December 31, 2009, the additional regulatory restrictions resulting from the decline in our capital category, or any further decline, could have a material adverse effect on our business, financial condition, results of operations, cash flows and/or future prospects and our ability to continue as a going concern.

If a state member bank is classified as undercapitalized, the bank is required to submit a capital restoration plan to the Federal Reserve. Pursuant to FDICIA, an undercapitalized bank is prohibited from increasing its assets, engaging in a new line of business, acquiring any interest in any company or insured depository institution, or opening or acquiring a new branch office, except under certain circumstances, including the acceptance by the Federal Reserve of a capital restoration plan for the bank. Furthermore, if a state non-member bank is classified as undercapitalized, the FDIC may take certain actions to correct the capital position of the bank; if a bank is classified as significantly undercapitalized or critically undercapitalized, the Federal Reserve would be required to take one or more prompt corrective actions. These actions would include, among other things, requiring sales of new securities to bolster capital; improvements in management; limits on interest rates paid; prohibitions on transactions with affiliates; termination of certain risky activities and restrictions on compensation paid to executive officers. If a bank is classified as critically undercapitalized, FDICIA requires the bank to be placed into conservatorship or receivership within 90 days, unless the Federal Reserve determines that other action would better achieve the purposes of FDICIA regarding prompt corrective action with respect to undercapitalized banks.

Under FDICIA, banks may be restricted in their ability to accept broker deposits, depending on their capital classification. "Well-capitalized" banks are permitted to accept broker deposits, but all banks that are not well-capitalized could be restricted to accept such deposits. The FDIC may, on a case-by-case basis, permit banks that are adequately capitalized, such as the Bank, to accept broker deposits if the FDIC determines that acceptance of such deposits would not constitute an unsafe or unsound banking practice with respect to the bank. These restrictions could materially and adversely affect our ability to access lower costs funds and thereby decrease our future earnings capacity.

Our financial flexibility could be severely constrained if we are unable to renew our wholesale funding or if adequate financing is not available in the future at acceptable rates of interest. We may not have sufficient liquidity to continue to fund new loan originations, and we may need to liquidate loans or other assets unexpectedly in order to repay obligations as they mature. Our inability to obtain regulatory consent to accept or renew brokered deposits could have a material adverse effect on our business, financial condition, results of operations, cash flows and/or future prospects and our ability to continue as a going concern.

Finally, the capital classification of a bank affects the frequency of examinations of the bank, the deposit insurance premiums paid by such bank, and the ability of the bank to engage in certain activities, all of which could have a material adverse effect on our business, financial condition, results of operations, cash flows and/or future prospects and our ability to continue as a going concern. Under FDICIA, the FDIC is required to conduct a full-scope, on-site examination of every bank at least once every twelve months. An exception to this rule is made, however, that provides that banks (i) with assets of less than $100.0 million, (ii) are categorized as "well-capitalized," (iii) were found to be well managed and its composite rating was outstanding and (iv) has not been subject to a change in control during the last twelve months, need only be examined by the FDIC once every 18 months.

We may elect or be compelled to seek additional capital in the future, but capital may not be available when it is needed. We are required by federal and state regulatory authorities to maintain adequate levels of capital to support our operations. In that regard, a number of financial institutions have recently raised considerable amounts of capital as a result of deterioration in their results of operations and financial condition arising from the turmoil in the mortgage loan market, deteriorating economic conditions, declines in real estate values and other factors, which may diminish our ability to raise additional capital.

Our ability to raise additional capital, if needed, will depend on conditions in the capital markets, economic conditions and a number of other factors, many of which are outside our control, and on our financial performance. Accordingly, we cannot be assured of our ability to raise additional capital if needed or on terms acceptable to us. Inability to raise additional capital when needed, raises substantial doubt about our ability to continue as a going concern.

Liquidity risk could impair our ability to fund operations and jeopardize our financial condition. Liquidity is essential to our business. An inability to raise funds through deposits, borrowings, the sale of loans and other sources could have a material adverse effect on our liquidity. Our access to funding sources in amounts adequate to finance our activities could be impaired by factors that affect us specifically or the financial services industry in general. Factors that could detrimentally impact our access to liquidity sources include a decrease in the level of our business activity due to a market downturn or adverse regulatory action against us. Our ability to acquire deposits or borrow could also be impaired by factors that are not specific to us, such as a severe disruption of the financial markets or negative views and expectations about the prospects for the financial services industry as a whole as the recent turmoil faced by banking organizations in the domestic and worldwide credit markets deteriorates.

Difficult economic and market conditions have adversely affected our industry. Dramatic declines in the housing market, with decreasing home prices and increasing delinquencies and foreclosures, have negatively impacted the credit performance of mortgage and construction loans and resulted in significant write-downs of assets by many financial institutions. General downward economic trends, reduced availability of commercial credit and increasing unemployment have negatively impacted the credit performance of commercial and consumer credit, resulting in additional write-downs. Concerns over the stability of the financial markets and the economy have resulted in decreased lending by financial institutions to their customers and to each other. This market turmoil and tightening of credit has led to increased commercial and consumer deficiencies, lack of customer confidence, increased market volatility and widespread reduction in general business activity. Financial institutions have experienced decreased access to deposits and borrowings. The resulting economic pressure on consumers and businesses and the lack of confidence in the financial markets may adversely affect our business, financial condition, results of operations and stock price. We do not expect that the difficult conditions in the financial markets are likely to improve in the near future. A worsening of these conditions would likely exacerbate the adverse effects of these difficult market conditions on us and others in the financial institutions industry. In particular, we may face the following risks in connection with these events:

- We potentially face increased regulation of our industry. Compliance with such regulation may increase our costs and limit our ability to pursue business opportunities.
- The process we use to estimate losses inherent in our credit exposure requires difficult, subjective and complex judgments, including forecasts of economic conditions and how these economic conditions might impair the ability of our borrowers to repay their loans. The level of uncertainty concerning economic conditions may adversely affect the accuracy of our estimates, which may, in turn, impact the reliability of the process.
- We may be required to pay significantly higher FDIC premiums because market developments have significantly depleted the insurance fund of the FDIC and reduced the ratio of reserves to insured deposits.
- Our liquidity could be negatively impacted by an inability to access the capital markets, unforeseen or extraordinary demands on cash, or regulatory restrictions, which could, among other things, materially and adversely affect our business, results of operations and financial condition and our ability to continue as a going concern.

If current levels of market disruption and volatility continue or worsen, there can be no assurance that we will not experience an adverse effect, which may be material, on our ability to access capital and on our business, financial condition and results of operations and prospects as a going concern. Recent legislative and regulatory initiatives to address difficult market and economic conditions may not stabilize the U.S. banking system. On October 3, 2008, President Bush signed into law the EESA and on February 17, 2009, President Obama signed the ARRA in response to the current crisis in the financial sector. The Treasury and banking regulators are implementing a number of programs under this legislation to address capital and liquidity issues in the banking system. There can be no assurance, however, as to the actual impact that the EESA and the ARRA will have on the financial markets, including the extreme levels of volatility and limited credit availability currently being experienced. The failure of the EESA and the ARRA to help stabilize the financial markets and a continuation or worsening of current financial market conditions could materially and adversely affect our business, financial condition, results of operations, access to capital and credit or the value of our securities.

U.S. and international financial markets and economic conditions could adversely affect our liquidity, results of operations and financial condition. Global capital markets and economic conditions continue to be adversely affected and the resulting disruption has been particularly acute in the financial sector. Our capital ratios have been adversely affected and the cost and availability of funds may be adversely affected by illiquid credit markets and the demand for our products and services may decline as our borrowers and customers realize the impact of an economic slowdown and recession. In addition, the severity and duration of these adverse conditions is unknown and may exacerbate our exposure to credit risk and adversely affect the ability of borrowers to perform under the terms of their lending arrangements with us. Accordingly, continued turbulence in the U.S. and international markets and economy may adversely affect our liquidity, financial condition, results of operations and profitability.

We have recently experienced an unexpected loss in our key management. Our Chief Credit Officer passed away in October 2009. Our success depends in large part on our ability to attract key people who are qualified and have knowledge and experience in the banking industry in our markets and to retain those people to successfully implement our business objectives. The unexpected loss of services of one or more of our key personnel or the inability to maintain consistent personnel in management could have a material adverse impact on our business and results of operations.

We may be required to make additional provisions for credit losses and charge off additional loans in the future, which could adversely affect our results of operations and capital levels. During the year ended December 31, 2009, we recorded a $196.4 million provision for credit losses and charged off $125.4 million in loans, net of $2.8 million in recoveries. There has been a general slowdown in the economy and in particular, in the housing market in areas of Southern California where a majority of our loan customers are based. This slowdown reflects declining prices and excess inventories of homes to be sold, which has contributed to a financial strain on homebuilders and suppliers, as well as an overall decrease in the collateral value of real estate securing loans. As of December 31, 2009, we had $1.0 billion in commercial real estate, construction and residential property loans. Continuing deterioration in the real estate market generally and in the residential property and construction segment in particular could result in additional loan charge-offs and provisions for credit losses in the future, which could have an adverse effect on our net income and capital levels.

Our allowance for loan losses may not be adequate to cover actual losses. A significant source of risk arises from the possibility that we could sustain losses because borrowers, guarantors and related parties may fail to perform in accordance with the terms of their loans. The underwriting and credit monitoring policies and procedures that we have adopted to address this risk may not prevent unexpected losses that could have a material adverse effect on our business, financial condition, results of operations and cash flows. We maintain an allowance for loan losses to provide for loan defaults and non-performance. The allowance is also appropriately increased for new loan growth. While we believe that our allowance for loan losses is adequate to cover inherent losses, we cannot assure you that we will not increase the allowance for loan losses further or that our regulators will not require us to increase this allowance.

Changes in economic conditions could materially hurt our business. Our business is directly affected by changes in economic conditions, including finance, legislative and regulatory changes and changes in government monetary and fiscal policies and inflation, all of which are beyond our control. In 2009, the economic conditions in the markets in which our borrowers operate deteriorated and the levels of loan delinquency and defaults that we experienced were substantially higher than historical levels. If economic conditions continue to deteriorate, it may exacerbate the following consequences:

- problem assets and foreclosures may increase;
- demand for our products and services may decline;
- low cost or non-interest bearing deposits may decrease; and
- collateral for loans made by us, especially real estate, may decline in value.

Our Southern California business focus and economic conditions in Southern California could adversely affect our operations. The Bank's operations are located primarily in Los Angeles and Orange counties. Because of this geographic concentration, our results depend largely upon economic conditions in these areas. The continued deterioration in economic conditions in the Bank's market areas, or a significant natural or man-made disaster in these market areas, could have a material adverse effect on the quality of the Bank's loan portfolio, the demand for its products and services and on its overall financial condition and results of operations.

Our concentration in commercial real estate loans located primarily in Southern California could have adverse effects on credit quality. As of December 31, 2009, the Bank's loan portfolio included commercial real estate and construction loans, primarily in Southern California, totaling $965.9 million, or 34.2 percent of total gross loans. Because of this concentration, a continued deterioration of the Southern California commercial real estate market could exacerbate adverse consequences for the Bank.. Among the factors that could contribute to such a continued decline are general economic conditions in Southern California, interest rates and local market construction and sales activity.

Our concentration in commercial and industrial loans could have adverse effects on credit quality. As of December 31, 2009, the Bank's loan portfolio included commercial and industrial loans, primarily in Southern California, totaling $1.71 billion, or 60.8 percent of total gross loans. Because of this concentration, a continued deterioration of the Southern California economy could affect the ability of borrowers, guarantors and related parties to perform in accordance with the terms of their loans, which could have adverse consequences for the Bank.

Our concentrations of loans in certain industries could have adverse effects on credit quality. As of December 31, 2009, the Bank's loan portfolio included loans to: 1) lessors of non-residential buildings totaling $417.3 million, or 14.8 percent of total gross loans; 2) borrowers in the accommodation industry totaling $413.4 million, or 14.7 percent of total gross loans; and 3) gas stations totaling $343.1 million, or 12.2 percent of total gross loans. Most of these loans are in Southern California. Because of these concentrations of loans in specific industries, a continued deterioration of the Southern California economy overall, and specifically within these industries, could affect the ability of borrowers, guarantors and related parties to perform in accordance with the terms of their loans, which could have adverse consequences for the Bank.

If a significant number of borrowers, guarantors or related parties fail to perform as required by the terms of their loans, we could sustain losses. A significant source of risk arises from the possibility that losses will be sustained because borrowers, guarantors or related parties may fail to perform in accordance with the terms of their loans. We have adopted underwriting and credit monitoring procedures and credit policies, including the establishment and review of the allowance for loan losses, that management believes are appropriate to limit this risk by assessing the likelihood of non-performance, tracking loan performance and diversifying our credit portfolio. These policies and procedures, however, may not prevent unexpected losses that could have a material adverse effect on our financial condition and results of operations. As described herein, the Bank substantially increased its provision for credit losses in 2009, 2008 and 2007, as compared to previous years, as a result of increases in historical loss factors, increased charge-offs and migration of more loans into more adverse risk categories.

Our loan portfolio is predominantly secured by real estate and thus we have a higher degree of risk from a downturn in our real estate markets. A downturn in our real estate markets could hurt our business because many of our loans are secured by real estate. Real estate values and real estate markets are generally affected by changes in national, regional or local economic conditions, fluctuations in interest rates and the availability of loans to potential purchasers, changes in tax laws and other governmental statutes, regulations and policies and acts of nature, such as earthquakes and national disasters particular to California. Substantially all of our real estate collateral is located in California. If real estate values continue to further decline, the value of real estate collateral securing our loans could be significantly reduced. Our ability to recover on defaulted loans by foreclosing and selling the real estate collateral would then be diminished and we would be more likely to suffer losses on defaulted loans.

We are exposed to risk of environmental liabilities with respect to properties to which we take title. In the course of our business, we may foreclose and take title to real estate, and could be subject to environmental liabilities with respect to these properties. We may be held liable to a governmental entity or to third parties for property damage, personal injury, investigation and clean-up costs incurred by these parties in connection with environmental contamination, or may be required to investigate or clean-up hazardous or toxic substances, or chemical releases at a property. The costs associated with investigation or remediation activities could be substantial. In addition, if we are the owner or former owner of a contaminated site, we may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from the property. If we become subject to significant environmental liabilities, our business, financial condition, results of operations and prospects could be adversely affected.

Our earnings are affected by changing interest rates. Changes in interest rates affect the level of loans, deposits and investments, the credit profile of existing loans, the rates received on loans and securities and the rates paid on deposits and borrowings. Significant fluctuations in interest rates may have a material adverse effect on our financial condition and results of operations. The current historically low interest rate environment resulted by the response to the financial market crisis and the global economic recession in 2008 may affect our operating earnings negatively.

We must manage our funding resources to enable us to meet our ongoing operations costs and our deposit and borrowing obligations as they come due. Liquidity is essential to our business and any inability to raise funds could have a substantial negative effect on our liquidity. Sources of funds to meet our operating needs and obligations include deposits; interest and fee income on loans and other products and services; earnings on our investment securities portfolio; revenue from the sale or securitization of loans; new capital infusions and borrowings, such as from the FHLB. Adverse regulatory developments or a decline in our financial condition or a decline in financial market conditions generally, such as the recent turmoil faced by depository financial institutions in the domestic and worldwide credit markets, or a decline in the financial condition of the FHLB, could have a significant impact on our ability to meet our liquidity needs, including our ability to attract deposits in an increasingly competitive environment. We cannot forecast if or when market liquidity conditions will improve from current stresses, although it is our expectation that the existing turmoil in the financial and credit markets may continue to affect its performance at least throughout 2010.

The short-term and long-term impact of the new Basel II capital standards and the forthcoming new capital rules to be proposed for non-Basel II U.S. banks is uncertain. As a result of the recent deterioration in the global credit markets and the potential impact of increased liquidity risk and interest rate risk, it is unclear what the short-term impact of the implementation of Basel II may be or what impact a pending alternative standardized approach to the Basel II option for non-Basel II U.S. banks may have on the cost and availability of different types of credit and the potential compliance costs of implementing the new capital standards.

We are subject to government regulations that could limit or restrict our activities, which in turn could adversely affect our operations. The financial services industry is subject to extensive federal and state supervision and regulation. Significant new laws, changes in existing laws, or repeals of existing laws may cause our results to differ materially. Further, federal monetary policy, particularly as implemented through the Federal Reserve System, significantly affects credit conditions and a material change in these conditions could have a material adverse affect on our financial condition and results of operations.

Competition may adversely affect our performance. The banking and financial services businesses in our market areas are highly competitive. We face competition in attracting deposits, making loans, and attracting and retaining employees. The increasingly competitive environment is a result of changes in regulation, changes in technology and product delivery systems, new competitors in the market, and the pace of consolidation among financial services providers. Our results in the future may differ depending upon the nature and level of competition.

The Bank is currently restricted from paying dividends to Hanmi Financial and Hanmi Financial is restricted from paying dividends to stockholders and from making any payments on its trust preferred securities. The primary source of Hanmi Financial's income from which we pay Hanmi Financial obligations and distribute dividends to our stockholders is from the receipt of dividends from the Bank. The availability of dividends from the Bank is limited by various statutes and regulations. The Bank currently has deficit retained earnings and has suffered net losses in 2009 and 2008, largely caused by provision for credit losses and goodwill impairments. As a result, the California Financial Code does not provide authority for the Bank to declare a dividend to Hanmi Financial, with or without Commissioner approval. In addition, the Bank is prohibited from paying dividends to Hanmi Financial unless it receives prior regulatory approval. See *"Item 7 — Management's Discussion and Analysis of Financial Condition and Results of Operations. Capital Resources and Liquidity."* Furthermore, Hanmi Financial has agreed that it will not pay any dividends or make any payments on our outstanding $82.4 million of trust preferred securities or any other capital distributions without the prior written consent of the FRB. We began to defer interest payment on our trust preferred securities commencing with the interest payment that was due on January 15, 2009. If we defer interest payments for more than 20 consecutive quarters under any of our outstanding trust preferred instruments, then we would be in default under such trust preferred arrangements and the amounts due under the agreements pursuant to which we issued our trust preferred securities would be immediately due and payable. See *"Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities"* for a further discussion of restrictions on the Bank's ability to pay dividends to Hanmi Financial.

We continually encounter technological change, and we may have fewer resources than many of our competitors to continue to invest in technological improvements. The financial services industry is undergoing rapid technological changes, with frequent introductions of new technology-driven products and services. The effective use of technology increases efficiency and enables financial institutions to better serve customers and to reduce costs. Our future success will depend, in part, upon our ability to address the needs of our clients by using technology to provide products and services that will satisfy client demands for convenience, as well as to create additional efficiencies in our operations. Many of our competitors have substantially greater resources to invest in technological improvements. We may not be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to our customers.

We rely on communications, information, operating and financial control systems technology from third-party service providers, and we may suffer an interruption in those systems. We rely heavily on third-party service providers for much of our communications, information, operating and financial control systems technology, including our internet banking services and data processing systems. Any failure or interruption of these services or systems or breaches in security of these systems could result in failures or interruptions in our customer relationship management, general ledger, deposit, servicing and/or loan origination systems. The occurrence of any failures or interruptions may require us to identify alternative sources of such services, and we cannot assure you that we could negotiate terms that are as favorable to us, or could obtain services with similar functionality as found in our existing systems without the need to expend substantial resources, if at all.

Negative publicity could damage our reputation. Reputation risk, or the risk to our earnings and capital from negative publicity or public opinion, is inherent in our business. Negative publicity or public opinion could adversely affect our ability to keep and attract customers and expose us to adverse legal and regulatory consequences. Negative public opinion could result from our actual or perceived conduct in any number of activities, including lending practices, corporate governance, regulatory compliance, mergers and acquisitions, and disclosure, sharing or inadequate protection of customer information, and from actions taken by government regulators and community organizations in response to that conduct.

The price of our common stock may be volatile or may decline. The trading price of our common stock may fluctuate widely because of a number of factors, many of which are outside our control. In addition, the stock market is subject to fluctuations in the share prices and trading volumes that affect the market prices of the shares of many companies. These broad market fluctuations could adversely affect the market price of our common stock. Among the factors that could affect our stock price are:

- actual or anticipated quarterly fluctuations in our operating results and financial condition;
- changes in revenue or earnings estimates or publication of research reports and recommendations by financial analysts;
- failure to meet analysts' revenue or earnings estimates;
- speculation in the press or investment community;

- strategic actions by us or our competitors, such as acquisitions or restructurings;
- actions by institutional stockholders;
- fluctuations in the stock price and operating results of our competitors;
- general market conditions and, in particular, developments related to market conditions for the financial services industry;
- proposed or adopted legislative or regulatory changes or developments;
- anticipated or pending investigations, proceedings or litigation that involve or affect us; or
- domestic and international economic factors unrelated to our performance.

The stock market and, in particular, the market for financial institution stocks, has experienced significant volatility recently. As a result, the market price of our common stock may be volatile. In addition, the trading volume in our common stock may fluctuate more than usual and cause significant price variations to occur. The trading price of the shares of our common stock and the value of our other securities will depend on many factors, which may change from time to time, including, without limitation, our financial condition, performance, creditworthiness and prospects, future sales of our equity or equity-related securities, and other factors identified above in *"Cautionary Note Regarding Forward-Looking Statements."* Current levels of market volatility are unprecedented. The capital and credit markets have been experiencing volatility and disruption for more than a year. In recent months, the volatility and disruption has reached unprecedented levels. In some cases, the markets have produced downward pressure on stock prices and credit availability for certain issuers without regard to those issuers' underlying financial strength. A significant decline in our stock price could result in substantial losses for individual stockholders and could lead to costly and disruptive securities litigation and potential delisting from The NASDAQ Stock Market, Inc. ("Nasdaq").

Your share ownership may be diluted by the issuance of additional shares of our common stock in the future. Your share ownership may be diluted by the issuance of additional shares of our common stock in the future. First, we have adopted a stock option plan that provides for the granting of stock options to our directors, executive officers and other employees. As of December 31, 2009, 743,958 shares of our common stock were issuable under options granted in connection with our stock option plans. In addition, 3,000,000 shares of our common stock are reserved for future issuance to directors, officers and employees under our stock option plan. It is probable that the stock options will be exercised during their respective terms if the fair market value of our common stock exceeds the exercise price of the particular option. If the stock options are exercised, your share ownership will be diluted.

In addition, our amended and restated certificate of incorporation authorizes the issuance of up to 200,000,000 shares of common stock, but does not provide for preemptive rights to the holders of our common stock. Any authorized but unissued shares are available for issuance by our Board of Directors. As a result, if we issue additional shares of common stock to raise additional capital or for other corporate purposes, you may be unable to maintain your pro rata ownership in Hanmi Financial.

Future sales of common stock by existing stockholders may have an adverse impact on the market price of our common stock. Sales of a substantial number of shares of our common stock in the public market, or the perception that large sales could occur, could cause the market price of our common stock to decline or limit our future ability to raise capital through an offering of equity securities. As of December 31, 2009, there were 51,182,390 shares of our common stock outstanding, which are freely tradable without restriction or further registration under the federal securities laws unless purchased or sold by our "affiliates" within the meaning of Rule 144 under the Securities Act.

Holders of our junior subordinated debentures have rights that are senior to those of our stockholders. As of December 31, 2009, we had outstanding $82.4 million of trust preferred securities issued by our subsidiary trusts. Payments of the principal and interest on the trust preferred securities are conditionally guaranteed by us. The junior subordinated debentures underlying the trust preferred securities are senior to our shares of common stock. As a result, we must make payments on the junior subordinated debentures before any dividends can be paid on our common stock and, in the event of our bankruptcy, dissolution or liquidation, the holders of the junior subordinated debentures must be satisfied before any distributions can be made on our common stock. We have the right to defer distributions on the junior subordinated debentures (and the related trust preferred securities) for up to five years, during which time no dividends may be paid on our common stock.

Anti-takeover provisions and state and federal law may limit the ability of another party to acquire us, which could cause our stock price to decline. Various provisions of our certificate of incorporation and by-laws could delay or prevent a third-party from acquiring us, even if doing so might be beneficial to our stockholders. These provisions provide for, among other things, a classified board of directors, supermajority voting approval for certain actions, limitation on large stockholders taking certain actions and the authorization to issue "blank check" preferred stock by action of the Board of Directors acting alone, thus without obtaining stockholder approval. The Bank Holding Company Act of 1956, as amended, and the Change in Bank Control Act of 1978, as amended, together with federal regulations, require that, depending on the particular circumstances, either FRB approval must be obtained or notice must be furnished to the FRB and not disapproved prior to any person or entity acquiring "control" of a state member bank, such as the Bank. These provisions may prevent a merger or acquisition that would be attractive to stockholders and could limit the price investors would be willing to pay in the future for our common stock.

We may face other risks. From time to time, we detail other risks with respect to our business and/or financial results in our filings with the SEC.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

Hanmi Financial's principal office is located at 3660 Wilshire Boulevard, Penthouse Suite A, Los Angeles, California. The office is leased pursuant to a five-year term, which expires on November 30, 2013.

The following table sets forth information about our offices as of December 31, 2009:

Office	*Address*	*City/State*	*Owned/ Leased*
Corporate Headquarters (1)	3660 Wilshire Boulevard, Penthouse Suite A	Los Angeles, CA	Leased
Branches:			
Beverly Hills Branch	9300 Wilshire Boulevard, Suite 101	Beverly Hills, CA	Leased
Cerritos — Artesia Branch	11754 East Artesia Boulevard	Artesia, CA	Leased
Cerritos — South Branch	11900 South Street, Suite 109	Cerritos, CA	Leased
Downtown — Los Angeles Branch	950 South Los Angeles Street	Los Angeles, CA	Leased
Fashion District Branch	726 East 12th Street, Suite 211	Los Angeles, CA	Leased
Fullerton — Beach Branch	5245 Beach Boulevard	Buena Park, CA	Leased
Garden Grove — Brookhurst Branch	9820 Garden Grove Boulevard	Garden Grove, CA	Owned
Garden Grove — Magnolia Branch	9122 Garden Grove Boulevard	Garden Grove, CA	Owned
Gardena Branch	2001 West Redondo Beach Boulevard	Gardena, CA	Leased
Irvine Branch	14474 Culver Drive, Suite D	Irvine, CA	Leased
Koreatown Galleria Branch	3250 West Olympic Boulevard, Suite 200	Los Angeles, CA	Leased
Koreatown Plaza Branch	928 South Western Avenue, Suite 260	Los Angeles, CA	Leased
Northridge Branch	10180 Reseda Boulevard	Northridge, CA	Leased
Olympic Branch (2)	3737 West Olympic Boulevard	Los Angeles, CA	Owned
Olympic — Kingsley Branch	3099 West Olympic Boulevard	Los Angeles, CA	Owned
Rancho Cucamonga Branch	9759 Baseline Road	Rancho Cucamonga, CA	Leased
Rowland Heights Branch	18720 East Colima Road	Rowland Heights, CA	Leased
San Diego Branch	4637 Convoy Street, Suite 101	San Diego, CA	Leased
San Francisco Branch	1469 Webster Street	San Francisco, CA	Leased
Silicon Valley Branch	2765 El Camino Real	Santa Clara, CA	Leased
Torrance — Crenshaw Branch	2370 Crenshaw Boulevard, Suite H	Torrance, CA	Leased
Torrance — Del Amo Mall Branch	21838 Hawthorne Boulevard	Torrance, CA	Leased
Van Nuys Branch	14427 Sherman Way	Van Nuys, CA	Leased
Vermont Branch (3)	933 South Vermont Avenue	Los Angeles, CA	Owned
Western Branch	120 South Western Avenue	Los Angeles, CA	Leased
Wilshire — Hobart Branch	3660 Wilshire Boulevard, Suite 103	Los Angeles, CA	Leased
Departments:			
Commercial Loan Department (1)	3660 Wilshire Boulevard, Suite 1050	Los Angeles, CA	Leased
Consumer Loan Center (1)	3660 Wilshire Boulevard, Suite 424	Los Angeles, CA	Leased
Insurance & Wealth Management Department (1)	3660 Wilshire Boulevard, Suite 424	Los Angeles, CA	Leased
International Finance Department (1)	933 South Vermont Avenue, 2nd Floor	Los Angeles, CA	Leased
SBA Loan Center (1)	3660 Wilshire Boulevard, Suite 116	Los Angeles, CA	Leased
LPOs and Subsidiaries:			
Northwest Region LPO (1)	33110 Pacific Hwy South, Suite 4	Federal Way, WA	Leased
Virginia LPO (1)	7535 Little River Turnpike, Suite 200B	Annandale, VA	Leased
Chun-Ha/All World (1)	12912 Brookhurst Street, Suite 480	Garden Grove, CA	Leased
Chun-Ha (1)	3225 Wilshire Boulevard, Suite 1806	Los Angeles, CA	Leased

(1) Deposits are not accepted at this facility.

(2) Training Facility is also located at this facility.

(3) Administrative offices are also located at this facility.

As of December 31, 2009, our consolidated investment in premises and equipment, net of accumulated depreciation and amortization, totaled $18.7 million. Our total occupancy expense, exclusive of furniture and equipment expense, was $5.6 million for the year ended December 31, 2009. Hanmi Financial and its subsidiaries consider their present facilities to be sufficient for their current operations.

Item 3. Legal Proceedings

From time to time, Hanmi Financial and its subsidiaries are parties to litigation that arises in the ordinary course of business, such as claims to enforce liens, claims involving the origination and servicing of loans, and other issues related to the business of Hanmi Financial and its subsidiaries. In the opinion of management and in consultation with external legal counsel, the resolution of any such issues would not have a material adverse impact on the financial condition, results of operations, or liquidity of Hanmi Financial or its subsidiaries.

Item 4. Submission of Matters to a Vote of Security Holders

During the fourth quarter of 2009, no matters were submitted to stockholders for a vote.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

The following table sets forth, for the periods indicated, the high and low trading prices of Hanmi Financial's common stock for the last two years as reported on the Nasdaq Global Select Market under the symbol "HAFC":

	High	*Low*	*Cash Dividend*
2009:			
Fourth Quarter	$1.86	$1.10	—
Third Quarter	$1.92	$1.22	—
Second Quarter	$2.65	$1.21	—
First Quarter	$3.00	$0.75	—
2008:			
Fourth Quarter	$5.19	$1.65	—
Third Quarter	$6.77	$4.65	—
Second Quarter	$7.79	$5.20	$0.03 Per Share
First Quarter	$9.82	$6.80	$0.06 Per Share

Holders

Hanmi Financial had 324 registered stockholders of record as of February 1, 2010.

Dividends

Hanmi Financial has agreed with the FRB that it will not pay any cash dividends to its stockholders without prior consent of the FRB. The Bank is also required to seek prior approval from the Regulators to pay cash dividends to Hanmi Financial. The ability of Hanmi Financial to pay dividends to its stockholders is also directly dependent on the ability of the Bank to pay dividends to us. Section 642 of the California Financial Code provides that neither a California state-chartered bank nor a majority-owned subsidiary of a bank can pay dividends to its stockholders in an amount which exceeds the lesser of (a) the retained earnings of the bank or (b) the net income of the bank for its last three fiscal years, in each case less the amount of any previous distributions made during such period.

As a result of the net loss incurred by the Bank in recent years, the Bank is currently not able to pay dividends to Hanmi Financial under Section 642. However, Financial Code Section 643 provides, alternatively, that, notwithstanding the foregoing restriction, dividends in an amount not exceeding the greatest of (a) the retained earnings of the bank; (b) the net income of the bank for its last fiscal year or (c) the net income of the bank for its current fiscal year may be declared with the prior approval of the California Commissioner of Financial Institutions. The Bank had a retained deficit of $171.7 million as of December 31, 2009.

Due to the net losses for 2009 and 2008, FRB approval is required for payment of bank dividends to Hanmi Financial in 2009. FRB Regulation H Section 208.5 provides that the Bank must obtain FRB approval to declare and pay a dividend if the total of all dividends declared during the calendar year, including the proposed dividend, exceeds the sum of the Bank's net income during the current calendar year and the retained net income of the prior two calendar years. On August 29, 2008, we announced the suspension of our quarterly cash dividend. As a result of our existing regulatory agreements, we are required to obtain regulatory approval prior to the Bank or Hanmi Financial declaring any dividends to its respective shareholders.

Performance Graph

The following graph shows a comparison of stockholder return on Hanmi Financial's common stock with the cumulative total returns for: 1) the Nasdaq Composite® (U.S.) Index; 2) the Standard and Poor's ("S&P") 500 Financials Index; and 3) the SNL Bank $1B-$5B Index, which was compiled by SNL Financial LC of Charlottesville, Virginia. The graph assumes an initial investment of $100 and reinvestment of dividends. The graph is historical only and may not be indicative of possible future performance. The performance graph shall not be deemed incorporated by reference to any general statement incorporating by reference this Report into any filing under the Securities Act of 1933 or under the Exchange Act, except to the extent that we specifically incorporate this information by reference, and shall not otherwise be deemed filed under such Acts.

TOTAL RETURN PERFORMANCE


Hanmi Financial
NASDAQ Composite
S&P 500 Financials
SNL Bank $1B-$5B
Index Value
$200
$150
$100
$50
$0
12/31/04
12/31/05
12/31/06
12/31/07
12/31/08
12/31/09

		December 31,					
Index	*Symbol*	*2004*	*2005*	*2006*	*2007*	*2008*	*2009*
Hanmi Financial	HAFC	$100.00	$100.50	$128.13	$ 50.39	$12.57	$ 7.32
Nasdaq Composite	^IXIC	$100.00	$101.37	$111.02	$121.91	$72.49	$104.30
S&P 500 Financials	S5FINL	$100.00	$106.30	$126.41	$103.47	$47.36	$ 55.27
SNL Bank $1B-$5B	—	$100.00	$ 98.29	$113.74	$ 82.85	$68.77	$ 49.26

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

During the fourth quarter of 2009, there were no purchases of equity securities by Hanmi Financial or its affiliates. As of December 31, 2009, there was no current plan authorizing purchases of equity securities by Hanmi Financial or its affiliates.

Item 6. Selected Financial Data

The following table presents selected historical financial information, including per share information as adjusted for the stock dividends and stock splits declared by us. This selected historical financial data should be read in conjunction with our consolidated financial statements and the notes thereto appearing elsewhere in this Report and the information contained in *"Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations."* The selected historical financial data as of and for each of the years in the five years ended December 31, 2009 is derived from our audited financial statements. In the opinion of management, the information presented reflects all adjustments, including normal and recurring accruals, considered necessary for a fair presentation of the results of such periods.

	As of and for the Year Ended December 31,				
(Dollars in thousands, except for per share data)	*2009*	*2008*	*2007*	*2006*	*2005*
SUMMARY STATEMENTS OF OPERATIONS:					
Interest and Dividend Income	$ 184,147	$ 238,183	$ 280,896	$ 260,189	$ 200,941
Interest Expense	82,918	103,782	129,110	106,946	62,850
Net Interest Income Before Provision for Credit Losses	101,229	134,401	151,786	153,243	138,091
Provision for Credit Losses	196,387	75,676	38,323	7,173	5,395
Non-Interest Income	32,110	32,854	40,006	36,963	31,450
Non-Interest Expense	90,354	195,027	189,929	77,313	70,201
Income (Loss) Before Provision (Benefit) for Income Taxes	(153,402)	(103,448)	(36,460)	105,720	93,945
Provision (Benefit) for Income Taxes	(31,125)	(1,355)	24,302	40,370	36,144
NET INCOME (LOSS)	$ (122,277)	$ (102,093)	$ (60,762)	$ 65,350	$ 57,801
SUMMARY BALANCE SHEETS:					
Cash and Cash Equivalents	$ 154,110	$ 215,947	$ 122,398	$ 138,501	$ 163,477
Total Investment Securities	133,289	197,117	350,457	391,579	443,912
Net Loans [(1)]	2,674,064	3,291,125	3,241,097	2,837,390	2,469,080
Total Assets	3,162,706	3,875,816	3,983,657	3,725,243	3,414,252
Total Deposits	2,749,327	3,070,080	3,001,699	2,944,715	2,826,114
Total Liabilities	3,012,962	3,611,901	3,613,101	3,238,873	2,987,923
Total Stockholders' Equity	149,744	263,915	370,556	486,370	426,329
Tangible Equity	146,362	258,965	256,548	272,412	208,580
Average Net Loans [(1)]	3,044,395	3,276,142	3,049,775	2,721,229	2,359,439
Average Investment Securities	188,325	271,802	368,144	414,672	418,750
Average Interest-Earning Assets	3,611,009	3,653,720	3,494,758	3,214,761	2,871,564
Average Total Assets	3,717,179	3,866,856	3,882,891	3,602,181	3,249,190
Average Deposits	3,109,322	2,913,171	2,989,806	2,881,448	2,632,254
Average Borrowings	341,514	591,930	355,819	221,347	165,482
Average Interest-Bearing Liabilities	2,909,014	2,874,470	2,643,296	2,367,389	2,046,227
Average Stockholders' Equity	225,708	323,462	492,637	458,227	417,813
Average Tangible Equity	221,537	264,490	275,036	242,362	198,527
PER SHARE DATA:					
Earnings (Loss) Per Share — Basic	$ (2.57)	$ (2.23)	$ (1.27)	$ 1.34	$ 1.18
Earnings (Loss) Per Share — Diluted	$ (2.57)	$ (2.23)	$ (1.27)	$ 1.32	$ 1.16
Book Value Per Share [(2)]	$ 2.93	$ 5.75	$ 8.08	$ 9.91	$ 8.76
Tangible Book Value Per Share [(3)]	$ 2.86	$ 5.64	$ 5.59	$ 5.55	$ 4.29
Cash Dividends Per Share	—	$ 0.09	$ 0.24	$ 0.24	$ 0.20
Common Shares Outstanding [(4)]	51,182,390	45,905,549	45,860,941	49,076,613	48,658,798

(1) Loans receivable, net of allowance for loan losses and deferred loan fees.

(2) Total stockholders' equity divided by common shares outstanding.

(3) Tangible equity divided by common shares outstanding.

(4) On January 20, 2005, our Board of Director declared a two-for-one stock split and new shares were distributed on February 15, 2005.

	As of and for the Year Ended December 31,				
	2009	2008	2007	2006	2005
SELECTED PERFORMANCE RATIOS:					
Return on Average Assets (4)	(3.29)%	(2.64)%	(1.56)%	1.81%	1.78%
Return on Average Stockholders' Equity (5)	(54.17)%	(31.56)%	(12.33)%	14.26%	13.83%
Return on Average Tangible Equity (6)	(55.19)%	(38.60)%	(22.09)%	26.96%	29.11%
Net Interest Spread (7)	2.28%	2.95%	3.20%	3.65%	4.02%
Net Interest Margin (8)	2.84%	3.72%	4.39%	4.83%	4.89%
Efficiency Ratio (9)	67.76%	116.60%	99.03%	40.65%	41.41%
Dividend Payout Ratio (10)	—	(4.05)%	(18.11)%	18.02%	16.84%
Average Stockholders' Equity to Average Total Assets	6.07%	8.36%	12.69%	12.72%	12.86%
SELECTED CAPITAL RATIOS:					
Total Capital to Total Risk-Weighted Assets:					
Hanmi Financial	9.12%	10.79%	10.65%	12.55%	12.04%
Hanmi Bank	9.07%	10.70%	10.59%	12.28%	11.98%
Tier 1 Capital to Total Risk-Weighted Assets:					
Hanmi Financial	6.76%	9.52%	9.40%	11.58%	11.03%
Hanmi Bank	7.77%	9.44%	9.34%	11.31%	10.96%
Tier 1 Capital to Average Total Assets:					
Hanmi Financial	5.82%	8.93%	8.52%	10.08%	9.11%
Hanmi Bank	6.69%	8.85%	8.47%	9.85%	9.06%
SELECTED ASSET QUALITY RATIOS:					
Non-Performing Loans to Total Gross Loans (11)	7.77%	3.62%	1.66%	0.50%	0.41%
Non-Performing Assets to Total Assets (12)	7.76%	3.17%	1.37%	0.38%	0.30%
Net Loan Charge-Offs to Average Total Gross Loans	3.88%	1.38%	0.73%	0.17%	0.12%
Allowance for Loan Losses to Total Gross Loans	5.14%	2.11%	1.33%	0.96%	1.00%
Allowance for Loan Losses to Non-Performing Loans	66.19%	58.23%	80.05%	193.86%	246.40%

(4) Net income (loss) divided by average total assets.

(5) Net income (loss) divided by average stockholders' equity.

(6) Net income (loss) divided by average tangible equity.

(7) Average yield earned on interest-earning assets less average rate paid on interest-bearing liabilities. Computed on a tax-equivalent basis using an effective marginal rate of 35 percent

(8) Net interest income before provision for credit losses divided by average interest-earning assets. Computed on a tax-equivalent basis using an effective marginal rate of 35 percent

(9) Total non-interest expense divided by the sum of net interest income before provision for credit losses and total non-interest income.

(10) Dividends declared per share divided by basic earnings (loss) per share.

(11) Non-performing loans consist of non-accrual loan and loans past due 90 days or more still accruing interest.

(12) Non-performing assets consist of non-performing loans and other real estate owned.

Non-GAAP Financial Measures

Return on Average Tangible Equity

Return on average tangible equity is supplemental financial information determined by a method other than in accordance with U.S. generally accepted accounting principles ("GAAP"). This non-GAAP measure is used by management in the analysis of Hanmi Financial's performance. Average tangible equity is calculated by subtracting average goodwill and average other intangible assets from average stockholders' equity. Banking and financial institution regulators also exclude goodwill and other intangible assets from stockholders' equity when assessing the capital adequacy of a financial institution. Management believes the presentation of this financial measure excluding the impact of these items provides useful supplemental information that is essential to a proper understanding of the financial results of Hanmi Financial, as it provides a method to assess management's success in utilizing tangible capital. This disclosure should not be viewed as a substitution for results determined in accordance with GAAP, nor is it necessarily comparable to non-GAAP performance measures that may be presented by other companies.

The following table reconciles this non-GAAP performance measure to the GAAP performance measure for the periods indicated:

(Dollars in thousands)	Year Ended December 31,				
	2009	*2008*	*2007*	*2006*	*2005*
Average Stockholders' Equity	$225,708	$323,462	$ 492,637	$ 458,227	$ 417,813
Less Average Goodwill and Average Other Intangible Assets	(4,171)	(58,972)	(217,601)	(215,865)	(219,286)
Average Tangible Equity	**$221,537**	**$264,490**	**$ 275,036**	**$ 242,362**	**$ 198,527**
Return on Average Stockholders' Equity	(54.17%)	(31.56)%	(12.33)%	14.26%	13.83%
Effect of Average Goodwill and Average Other Intangible Assets	(1.02)%	(7.04)%	(9.76)%	12.70%	15.28%
Return on Average Tangible Equity	**(55.19)%**	**(38.60)%**	**(22.09)%**	**26.96%**	**29.11%**

Tangible Book Value Per Share

Tangible book value per share is supplemental financial information determined by a method other than in accordance with GAAP. This non-GAAP measure is used by management in the analysis of Hanmi Financial's performance. Tangible book value per share is calculated by subtracting goodwill and other intangible assets from total stockholders' equity and dividing the difference by the number of shares of common stock outstanding. Management believes the presentation of this financial measure excluding the impact of these items provides useful supplemental information that is essential to a proper understanding of the financial results of Hanmi Financial, as it provides a method to assess management's success in utilizing tangible capital. This disclosure should not be viewed as a substitution for results determined in accordance with GAAP, nor is it necessarily comparable to non-GAAP performance measures that may be presented by other companies.

The following table reconciles this non-GAAP performance measure to the GAAP performance measure for the periods indicated:

(Dollars in thousands, except per share amounts)	December 31,				
	2009	*2008*	*2007*	*2006*	*2005*
Total Stockholders' Equity	$149,744	$263,915	$ 370,556	$ 486,370	$ 426,329
Less Goodwill and Other Intangible Assets	(3,382)	(4,950)	(114,008)	(213,958)	(217,749)
Tangible Equity	**$146,362**	**$258,965**	**$ 256,548**	**$ 272,412**	**$ 208,580**
Book Value Per Share	$ 2.93	$ 5.75	$ 8.08	$ 9.91	$ 8.76
Effect of Goodwill and Other Intangible Assets	(0.07)	(0.11)	(2.49)	(4.36)	(4.47)
Tangible Book Value Per Share	**$ 2.86**	**$ 5.64**	**$ 5.59**	**$ 5.55**	**$ 4.29**

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

This discussion presents management's analysis of the financial condition and results of operations as of and for the years ended December 31, 2009, 2008 and 2007. This discussion should be read in conjunction with our Consolidated Financial Statements and the Notes related thereto presented elsewhere in this Report. This discussion and analysis contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in such forward-looking statements because of certain factors discussed elsewhere in this Report. See *"Item 1A. Risk Factors."*

Critical Accounting Policies

We have established various accounting policies that govern the application of GAAP in the preparation of our consolidated financial statements. Our significant accounting policies are described in the *"Notes to Consolidated Financial Statements, Note 2 — Summary of Significant Accounting Policies."* Certain accounting policies require us to make significant estimates and assumptions that have a material impact on the carrying value of certain assets and liabilities, and we consider these critical accounting policies. We use estimates and assumptions based on historical experience and other factors that we believe to be reasonable under the circumstances. Actual results could differ significantly from these estimates and assumptions, which could have a material impact on the carrying value of assets and liabilities at the balance sheet dates and our results of operations for the reporting periods. Management has discussed the development and selection of these critical accounting policies with the Audit Committee of Hanmi Financial's Board of Directors.

Allowance for Loan Losses

We believe the allowance for loan losses and allowance for off-balance sheet items are critical accounting policies that require significant estimates and assumptions that are particularly susceptible to significant change in the preparation of our financial statements. Our allowance for loan loss methodologies incorporate a variety of risk considerations, both quantitative and qualitative, in establishing an allowance for loan loss that management believes is appropriate at each reporting date. Quantitative factors include our historical loss experiences on 9 segmented loan pools by risk rating, delinquency and charge-off trends, collateral values, changes in non-performing loans, and other factors. Qualitative factors include the general economic environment in our markets, delinquency and charge-off trends, and the change in non-performing loans. Concentration of credit, change of lending management and staff, quality of loan review system, and change in interest rate are other qualitative factors that are considered in our methodologies. See *"Financial Condition — Allowance for Loan Losses and Allowance for Off-Balance Sheet Items," "Results of Operations — Provision for Credit Losses"* and *"Notes to Consolidated Financial Statements, Note 2 — Summary of Significant Accounting Policies"* for additional information on methodologies used to determine the allowance for loan losses and allowance for off-balance sheet items.

Loan Sales

We normally sell SBA and residential mortgage loans to secondary market investors. When SBA guaranteed loans are sold, we generally retain the right to service these loans. We record a loan servicing asset when the benefits of servicing are expected to be more than adequate compensation to a servicer, which is determined by discounting all of the future net cash flows associated with the contractual rights and obligations of the servicing agreement. The expected future net cash flows are discounted at a rate equal to the return that would adequately compensate a substitute servicer for performing the servicing. In addition to the anticipated rate of loan prepayments and discount rates, other assumptions (such as the cost to service the underlying loans, foreclosure costs, ancillary income and float rates) are also used in determining the value of the loan servicing assets. Loan servicing assets are discussed in more detail in *"Notes to Consolidated Financial Statements, Note 2 — Summary of Significant Accounting Policies"* and *"Note 5 — Loans"* presented elsewhere herein.

Investment Securities

The classification and accounting for investment securities are discussed in more detail in *"Notes to Consolidated Financial Statements, Note 2 — Summary of Significant Accounting Policies"* presented elsewhere herein. Under FASB ASC 320, *"Investment,"* investment securities generally must be classified as held-to-maturity, available-for-sale or trading. The appropriate classification is based partially on our ability to hold the securities to maturity and largely on management's intentions with respect to either holding or selling the securities. The classification of investment securities is significant since it directly impacts the accounting for unrealized gains and losses on securities. Unrealized gains and losses on trading securities flow directly through earnings during the periods in which they arise. Investment securities that are classified as held-to-maturity are recorded at amortized cost. Unrealized gains and losses on available-for-sale securities are recorded as a separate component of stockholders' equity (accumulated other comprehensive income or loss) and do not affect earnings until realized or are deemed to be other-than-temporarily impaired.

The fair values of investment securities are generally determined by reference to the average of at least two quoted market prices obtained from independent external brokers or independent external pricing service providers who have experience in valuing these securities. In obtaining such valuation information from third parties, we have evaluated the methodologies used to develop the resulting fair values. We perform a monthly analysis on the broker quotes received from third parties to ensure that the prices represent a reasonable estimate of the fair value. The procedures include, but are not limited to, initial and on-going review of third party pricing methodologies, review of pricing trends, and monitoring of trading volumes.

We are obligated to assess, at each reporting date, whether there is an other-than-temporary impairment ("OTTI") to our investment securities. Such impairment must be recognized in current earnings rather than in other comprehensive income. The determination of other-than-temporary impairment is a subjective process, requiring the use of judgments and assumptions. We examine all individual securities that are in an unrealized loss position at each reporting date for other-than-temporary impairment. Specific investment-related factors we examine to assess impairment include the nature of the investment, severity and duration of the loss, the probability that we will be unable to collect all amounts due, an analysis of the issuers of the securities and whether there has been any cause for default on the securities and any change in the rating of the securities by the various rating agencies. Additionally, we evaluate whether the creditworthiness of the issuer calls the realization of contractual cash flows into question. Our impairment assessment also takes into consideration factor that we do not intend to sell the security and it is more likely than not it will be required to sell the security prior to recovery of its amortized cost basis of the security. If the decline in fair value is judged to be other than temporary, the security is written down to fair value which becomes the new cost basis and an impairment loss is recognized.

For debt securities, the classification of other-than-temporary impairment depends on whether we intend to sell the security or it more likely than not will be required to sell the security before recovery of its costs basis, and on the nature of the impairment. If we intend to sell a security or it is more likely than not it will be required to sell a security prior to recovery of its cost basis, the entire amount of impairment is recognized in earnings. If we do not intend to sell the security or it is more likely than not it will be required to sell the security prior to recovery of its cost basis, the credit loss component of impairment is recognized in earnings and impairment associated with non-credit factors, such as market liquidity, is recognized in other comprehensive income net of tax. A credit loss is the difference between the cost basis of the security and the present value of cash flows expected to be collected, discounted at the security's effective interest rate at the date of acquisition. The cost basis of an other-than-temporarily impaired security is written down by the amount of impairment recognized in earnings. The new cost basis is not adjusted for subsequent recoveries in fair value. Management does not believe that there are any investment securities, other than those identified in the current and previous periods, that are deemed other-than-temporarily impaired as of December 31, 2009 and 2008. Investment securities are discussed in more detail in *"Notes to Consolidated Financial Statements, Note 4 — Securities"* presented elsewhere herein.

Income Taxes

We provide for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. As of December 2009, the Company established a valuation allowance of $45.2 million against its existing net deferred tax assets of $48.8 million. As of December 31, 2008 and 2007, no valuation allowance was required. Income taxes are discussed in more detail in *"Notes to Consolidated Financial Statements, Note 2 — Summary of Significant Accounting Policies"* and *"Note 12 — Income Taxes"* presented elsewhere herein.

Executive Overview

For the years ended December 31, 2009, 2008 and 2007, we recognized net losses of $122.3 million, $102.1 million and $60.8 million, respectively. The losses in 2009 were primarily due to provision for credit losses of $196.4 million. The losses in 2008 and 2007 were mainly caused by goodwill impairment charges of $107.4 million and $102.9 million, respectively, coupled with provisions for credit losses of $75.7 million and $38.3 million, respectively. For the years ended December 31, 2009, 2008 and 2007, our diluted loss per share was ($2.57), ($2.23) and ($1.27), respectively.

In 2009, the economic conditions in the markets in which our borrowers operate continued to deteriorate and the levels of loan delinquency and defaults that we experienced were substantially higher than historical levels. Given the challenging credit environment, our priorities have been to manage the credit risk exposure through accelerating the resolution of problem loans and enhancing various credit quality management programs. Our proactive resolution of problem loans resulted in elevated charge-off levels especially during the second half of 2009. To proactively identify problem loans at their earliest stage and to effectively manage them until resolution, the notable changes we recently made to the credit department, among others, were to split review and monitoring functions with sufficient resources to handle problem loans in time effective fashion. Building on the changes that we implemented, we initiated additional programs, such as increased extent and frequency of independent loan review and collateral reappraisals, to further strengthen our loan grading systems and allowance for loan loss methodology. See *"Financial Condition — Allowance for Loan Losses and Allowance for Off-Balance Sheet Items"* for additional information on methodologies used to determine the allowance for loan losses. The combined impact of our proactive credit risk management actions resulted in a substantial increase in the loan loss provision in 2009.

To prudently manage and maintain our capital levels, we deleveraged our balance sheet during the most part of 2009 as demonstrated by an 18.4 percent or $713.1 million decrease in total assets at December 31, 2009 relative to December 31, 2008. Our balance-sheet deleveraging strategy was primarily focused on a careful reduction of loans and rate-sensitive deposits without creating a liquidity risk. As a result of this strategy, total gross loans decreased by $542.8 million, or 16.1% to $2.82 billion at December 31, 2009 from $3.36 billion at December 31, 2008 mainly through natural amortization and payoffs. With sufficient liquidity generated from the reduction in loans and securities coupled with a strong surplus cash balance accumulated in the first half of 2009, we were able to reduce our rate-sensitive time deposits, which were mostly high-cost promotional time deposits that matured by the third quarter of 2009, brokered deposits and FHLB borrowings.

In an effort to improve our net interest margin and core deposit base, we launched a series of core deposit campaigns throughout 2009, specifically enabling us to replace high-cost promotional time deposits with low-cost deposit products. As a result, our core deposits (defined as demand, money market and savings deposits) increased by $364.1 million, or 36.8% to $1.35 billion at December 31, 2009 from $989.2 million at December 31, 2008, while total deposits decreased by $320.8 million, or 10.4 percent, to $2.75 billion at December 31, 2009, compared to $3.07 billion at December 31, 2008. This decrease in deposits primarily resulted from a $670.7 million decrease in brokered deposits, partially offset by a $364.1 million increase in core deposits. Thanks to the successful deposit campaigns, our quarterly net interest margin notably improved from 2.50 percent in the first quarter of 2009 to 3.46 percent in the fourth quarter of 2009, exceeding the 3.38% quarterly net interest margin posted in the fourth quarter of 2008. Despite the ongoing economic challenges, we ended 2009 with a significant reduction in our reliance on wholesale funding and adequate levels of liquidity and quarterly net interest margin.

Outlook for 2010

The economic recession continued to deepen into the first half of 2009, but has shown some signs of improvement over the second half of 2009. Although the depth, breadth and duration of the economic recovery remain unclear into 2010, we are cautiously optimistic about further improvement in the economy and the real estate market during the second half of 2010.

Our overall objective is to reclaim our place as the leading community bank in the Korean-American banking industry. We intend to continue to meet all regulatory orders imposed on us. Although this continues to be a difficult period for us, we intend to restore the financial soundness and safety of the Bank. To that end, we have identified the three strategic focus areas for 2010, which include raising capital, sustaining liquidity and improving credit quality.

In regards to the capital order mandated by our regulators, the minimum capital requirement to raise $100 million by July 31, 2010 is intended to bring the Bank's tangible capital ratio to over 9%. With our solid franchise value driven by loyal customers and dedicated employees, we believe we will be able to raise a sufficient level of capital within the required timeframe. However, there can be no assurance that we will be successful in our efforts. While continuously making utmost efforts to raise capital from investors, we will shift our focus from capital ratio management to liquidity preservation.

With this change, we will continue to deleverage our long-term assets until the capital is raised, while preserving our deposit base to maintain an adequate level of liquidity. Responding to the interest rate restriction recently amended by the FDIC, we have launched new deposit products with flexible and innovative features. We will also continue to deploy more products tailored to meet the ever-changing needs of customers. In addition to our innovative retail product orientation, we will continue to improve our customer service quality through various programs including "mystery shoppers" and customer surveys. With the new products coupled with enhanced customer service quality, we believe we will be able to preserve our deposit base and attract new customers without compromising our net interest margin.

We expect our credit quality to remain a challenge for 2010 with elevated levels of problem assets, reserves and charges-offs. A number of initiatives have been implemented in an effort to minimize our continuously deteriorating credit quality. We will continue to refine our credit risk management system to meet the changing external and internal environments.

Results of Operations

Net Interest Income, Net Interest Spread and Net Interest Margin

Our earnings depend largely upon the difference between the interest income received from our loan portfolio and other interest-earning assets and the interest paid on deposits and borrowings. The difference is "net interest income." The difference between the yield earned on interest-earning assets and the cost of interest-bearing liabilities is "net interest spread." Net interest income, when expressed as a percentage of average total interest-earning assets, is referred to as the "net interest margin."

Net interest income is affected by the change in the level and mix of interest-earning assets and interest-bearing liabilities, referred to as "volume changes." Our net interest income also is affected by changes in the yields earned on interest-earning assets and rates paid on interest-bearing liabilities, referred to as "rate changes." Interest rates charged on loans are affected principally by the demand for such loans, the supply of money available for lending purposes and competitive factors. Those factors are affected by general economic conditions and other factors beyond our control, such as federal economic policies, the general supply of money in the economy, income tax policies, governmental budgetary matters and the actions of the FRB.

The following table shows the average balances of assets, liabilities and stockholders' equity; the amount of interest income and interest expense; the average yield or rate for each category of interest-earning assets and interest-bearing liabilities; and the net interest spread and the net interest margin for the periods indicated.

	Year Ended December 31,								
	2009			2008			2007		
(Dollars in thousands)	*Average Balance*	*Interest Income/ Expense*	*Average Yield/ Rate*	*Average Balance*	*Interest Income/ Expense*	*Average Yield/ Rate*	*Average Balance*	*Interest Income/ Expense*	*Average Yield/ Rate*
ASSETS									
Interest-Earning Assets:									
Gross Loans, Net [1]	$3,157,133	$173,318	5.49%	$3,332,133	$223,942	6.72%	$3,080,544	$261,992	8.50%
Municipal Securities [2]	54,448	3,543	6.51%	63,918	4,180	6.54%	71,937	4,700	6.53%
Obligations of Other U.S. Government Agencies	24,417	1,108	4.54%	65,440	2,813	4.30%	116,701	4,963	4.25%
Other Debt Securities	109,460	4,568	4.17%	142,444	6,574	4.62%	179,506	8,436	4.70%
Equity Securities	41,399	656	1.58%	38,516	1,918	4.98%	26,228	1,413	5.39%
Federal Funds Sold	84,363	326	0.39%	8,934	166	1.86%	19,746	1,032	5.23%
Term Federal Funds Sold	95,822	1,718	1.79%	1,913	43	2.25%	96	5	5.21%
Interest-Earning Deposits	43,967	151	0.34%	422	10	2.37%	—	—	—
Total Interest-Earning Assets	3,611,009	185,388	5.13%	3,653,720	239,646	6.56%	3,494,758	282,541	8.08%
Noninterest-Earning Assets:									
Cash and Cash Equivalents	71,448			88,679			92,148		
Allowance for Loan Losses	(112,738)			(55,991)			(30,769)		
Other Assets	147,460			180,448			326,754		
Total Noninterest-Earning Assets	106,170			213,136			388,133		
Total Assets	**$3,717,179**			**$3,866,856**			**$3,882,891**		
LIABILITIES AND STOCKHOLDERS' EQUITY									
Interest-Bearing Liabilities:									
Deposits:									
Savings	$ 91,089	2,328	2.56%	$ 89,866	2,093	2.33%	$ 97,173	2,004	2.06%
Money Market Checking and NOW Accounts	507,619	9,786	1.93%	618,779	19,909	3.22%	452,825	15,446	3.41%
Time Deposits of $100,000 or More	1,051,994	34,807	3.31%	1,045,968	43,598	4.17%	1,430,603	75,516	5.28%
Other Time Deposits	916,798	29,325	3.20%	527,927	18,753	3.55%	306,876	15,551	5.07%
Federal Home Loan Bank Advances	257,529	3,399	1.32%	498,875	14,027	2.81%	237,733	12,156	5.11%
Other Borrowings	1,579	2	0.13%	10,649	346	3.25%	35,680	1,793	5.03%
Junior Subordinated Debentures	82,406	3,271	3.97%	82,406	5,056	6.14%	82,406	6,644	8.06%
Total Interest-Bearing Liabilities	2,909,014	82,918	2.85%	2,874,470	103,782	3.61%	2,643,296	129,110	4.88%
Noninterest-Bearing Liabilities:									
Demand Deposits	541,822			630,631			702,329		
Other Liabilities	40,635			38,293			44,629		
Total Noninterest-Bearing Liabilities	582,457			668,924			746,958		
Total Liabilities	3,491,471			3,543,394			3,390,254		
Stockholders' Equity	225,708			323,462			492,637		
Total Liabilities and Stockholders' Equity	**$3,717,179**			**$3,866,856**			**$3,882,891**		
Net Interest Income		**$102,470**			**$135,864**			**$153,431**	
Net Interest Spread [3]			**2.28%**			**2.95%**			**3.20%**
Net Interest Margin [4]			**2.84%**			**3.72%**			**4.39%**

(1) *Average balances for loans include non-accrual loans and net of deferred fees and related direct costs. Loan fees have been included in the calculation of interest income. Loan fees were $2.3 million, $2.4 million and $2.7 million for the years ended December 31, 2009, 2008 and 2007, respectively.*

(2) *Computed on a tax-equivalent basis using an effective marginal rate of 35 percent.*

(3) *Represents the average yield earned on interest-earning assets less the average rate paid on interest-bearing liabilities.*

(4) *Represents net interest income as a percentage of average interest-earning assets.*

The following table sets forth, for the periods indicated, the dollar amount of changes in interest earned and paid for interest-earning assets and interest-bearing liabilities and the amount of change attributable to changes in average daily balances (volume) or changes in average daily interest rates (rate). The variances attributable to both the volume and rate changes have been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amount of the changes in each.

	Year Ended December 31,					
	2009 vs. 2008 Increase (Decrease) Due to Change in			*2008 vs. 2007 Increase (Decrease) Due to Change in*		
(In thousands)	*Volume*	*Rate*	*Total*	*Volume*	*Rate*	*Total*
Interest and Dividend Income:						
Gross Loans, Net	$(11,281)	$(39,343)	$(50,624)	$ 20,139	$(58,189)	$(38,050)
Municipal Securities	(616)	(21)	(637)	(524)	4	(520)
Obligations of Other U.S. Government Agencies	(1,854)	149	(1,705)	(2,202)	52	(2,150)
Other Debt Securities	(1,419)	(587)	(2,006)	(1,713)	(149)	(1,862)
Equity Securities	134	(1396)	(1,262)	619	(114)	505
Federal Funds Sold	386	(226)	160	(398)	(468)	(866)
Term Federal Funds Sold	1,686	(11)	1,675	43	(5)	38
Interest-Earning Deposits	158	(17)	141	10	—	10
Total Interest and Dividend Income	(12,806)	(41,452)	(54,258)	15,974	(58,869)	(42,895)
Interest Expense:						
Savings	28	207	235	(158)	247	89
Money Market Checking and NOW Accounts	(3,133)	(6,990)	(10,123)	5,382	(919)	4,463
Time Deposits of $100,000 or More	250	(9,041)	(8,791)	(17,907)	(14,011)	(31,918)
Other Time Deposits	12,603	(2,031)	10,572	8,835	(5,633)	3,202
Federal Home Loan Bank Advances and Other Borrowings	(5,231)	(5,741)	(10,972)	8,497	(8,073)	424
Junior Subordinated Debentures	—	(1,785)	(1,785)	—	(1,588)	(1,588)
Total Interest Expense	4,517	(25,381)	(20,864)	4,649	(29,977)	(25,328)
Change in Net Interest Income	**$(17,323)**	**$(16,071)**	**$(33,394)**	**$ 11,325**	**$(28,892)**	**$(17,567)**

For the years ended December 31, 2009, 2008 and 2007, net interest income before provision for credit losses on a tax-equivalent basis was $102.5 million, $135.9 million and $153.4 million, respectively. The net interest spread and net interest margin for the year ended December 31, 2009 were 2.28 percent and 2.84 percent, respectively, compared to 2.95 percent and 3.72 percent, respectively, for the year ended December 31, 2008 and 3.20 percent and 4.39 percent, respectively, for the year ended December 31, 2007. The decrease in net interest income in 2009 was primarily due to the steep decrease of 400 basis points in the federal funds target rate since December 2007 and the impact of a higher level of nonaccrual loans, partially offset by lower deposit costs.

Average loans were $3.16 billion in 2009, as compared with $3.33 billion in 2008 and $3.08 billion in 2007, representing decrease of 5.3 percent and increase of 8.2 percent in 2009 and 2008, respectively. Average interest-earning assets were $3.61 billion in 2009, as compared with $3.65 billion in 2008 and $3.49 billion in 2007, representing decrease of 1.2 percent and increase of 4.5 percent in 2009 and 2008, respectively. The $42.7 million decrease in average interest earning assets in 2009 was attributable primarily to our preplanned deleveraging strategy. Consistent with this strategy, the combined total of average interest-bearing liabilities and demand deposits decreased by $54.3 million in 2009. In 2008, the majority of interest-earning assets growth was funded by a $236.1 million increase in FHLB advances and other borrowings. Total average interest-bearing liabilities grew by $34.5 million and $231.2 million, respectively, in 2009 and 2008.

The average yield on interest-earning assets decreased by 143 basis points to 5.13 percent in 2009, after 152 basis point decrease in 2008 to 6.56 percent from 8.08 percent in 2007, primarily due to a decrease in loan portfolio yields. The average loan yield decreased by 123 basis points to 5.49 percent in 2009, after 178 basis point decrease in 2008 to 6.72 percent from 8.50 percent in 2007, reflecting the impact of a decrease in federal funds target rate and an increase in our overall level of nonaccrual loans. The average cost on interest-bearing liabilities also decreased by 76 basis points to 2.85 percent in 2009, compared to a decrease of 127 basis points to 3.61 percent in 2008 from 4.88 percent in 2007. The decrease in 2009 was primarily due to the FRB's lowering of rates and a continued shift in funding sources toward lower — cost funds. Total average core deposits, a low-cost source of funding, increased 10.18 percent to $2.06 billion in 2009 from $1.87 billion in 2008. As a result, interest income decreased 22.6 percent to $185.4 million for 2009 from $239.6 million in 2008 and interest expense decreased 20.1 percent to $82.9 million for 2009 from $103.8 million in 2008. In 2008, interest income decreased by 15.7 percent to $239.6 million from $282.5 million in 2007 and interest expense decreased 19.6 percent to $103.8 million from $129.1 million in 2007.

In 2009, net interest income on a tax-equivalent basis decreased by 24.6 percent to $102.5 million, compared to $135.9 million in 2008, due to decreases in average interest-earning assets and interest earned, partially offset by a reduction in interest paid for interest-bearing liabilities. In 2008, net interest income decreased by 11.4 percent to $135.9 million from $153.4 million in 2007, due mainly to decreases in interest earned and paid for interest-earning assets and interest-bearing liabilities.

Provision for Credit Losses

For the year ended December 31, 2009, the provision for credit losses was $196.4 million, compared to $75.7 million for the year ended December 31, 2008. The increase in the provision for credit losses is attributable to increases in net charge-offs, non-performing loans and criticized and classified loans, reflecting a continued severe economic downturn. Net charge-offs increased $76.6 million, or 166.7 percent, from $46.0 million for the year ended December 31, 2008 to $122.6 million for the year ended December 31, 2009. Non-performing loans increased from $121.9 million, or 3.62 percent of total gross loans, as of December 31, 2008 to $219.1 million, or 7.77 percent of total gross loans, as of December 31, 2009. See *"Non-Performing Assets"* and *"Allowance for Loan Losses and Allowance for Off-Balance Sheet Items"* for further details.

For the year ended December 31, 2008, the provision for credit losses was $75.7 million, compared to $38.3 million for the year ended December 31, 2007. The increase in the provision for credit losses is attributable to increases in the loan portfolio, net charge-offs, non-performing loans and criticized and classified loans. The gross loan portfolio increased $76.3 million, or 2.3 percent, from $3.29 billion at December 31, 2007 to $3.36 billion at December 31, 2008. Net charge-offs increased $23.3 million, or 103.1 percent, from $22.6 million for the year ended December 31, 2007 to $46.0 million for the year ended December 31, 2008. Non-performing loans increased from $54.5 million, or 1.66 percent of total gross loans, as of December 31, 2007 to $121.9 million, or 3.62 percent of total gross loans, as of December 31, 2008. See *"Non-Performing Assets"* and *"Allowance for Loan Losses and Allowance for Off-Balance Sheet Items"* for further details.

Non-Interest Income

The following table sets forth the various components of non-interest income for the years indicated:

	Year Ended December 31,		
(In thousands)	*2009*	*2008*	*2007*
Service Charges on Deposit Accounts	$17,054	$18,463	$18,061
Insurance Commissions	4,492	5,067	4,954
Remittance Fees	2,109	2,194	2,049
Trade Finance Fees	1,956	3,088	4,493
Other Service Charges and Fees	1,810	2,365	2,527
Net Gain on Sales of Loans	1,220	765	5,452
Bank-Owned Life Insurance Income	932	952	933
Net Gain on Sales of Investment Securities	1,833	77	—
Other-Than-Temporary Impairment Loss on Securities	—	(2,410)	(1,074)
Other Operating Income	704	2,293	2,611
Total Non-Interest Income	**$32,110**	**$32,854**	**$40,006**

We earn non-interest income from four major sources: service charges on deposit accounts, insurance commissions, fees generated from international trade finance and gain on sales of loans. For the year ended December 31, 2009, non-interest income was $32.1 million, a decrease of 2.3 percent from $32.9 million for the year ended December 31, 2008. The slight decrease in non-interest income for 2009 is primarily attributable to decreases in service charges on deposit accounts, trade finance fee, and other income, partially offset by a net gain on sales of investment securities and the absence of OTTI loss on securities recognized in 2008. For the year ended December 31, 2008, non-interest income was $32.9 million, a decrease of 17.8 percent from $40.0 million for the year ended December 31, 2007. The overall decrease in non-interest income for 2008 is primarily due to lower gain on sales of loans, and increase in OTTI loss on securities and lower trade finance fee income.

Service charges on deposit accounts decreased $1.4 million, or 7.6 percent, in 2009 compared to 2008 and increased $402,000, or 2.2 percent, in 2008 compared to 2007. The decrease was primarily due to a decrease in account analysis fees, reflecting a decrease in the number of accounts subject to account analysis fees, partially offset by an increase in account analysis fees started from March 2009. Service charge income on deposit accounts increased in 2008 primarily due to an increase of $1.2 million in NSF charges, partially offset by a decrease of $644,000 in account analysis fee income.

Insurance commissions decreased $575,000, or 11.3 percent, in 2009 compared to 2008 and increased $113,000, or 2.3 percent, in 2008 compared to 2007. The decrease in 2009 was primarily attributable to a decreased demand for insurance products due to a sluggish economy.

Remittance fees slightly decreased $85,000, or 3.9 percent, in 2009 compared to 2008 and increased $145,000, or 7.1 percent, in 2008 compared to 2007 due primarily to a decline in transaction volumes.

Fees generated from international trade finance decreased by 36.7 percent from $3.1 million in 2008 to $2.0 million in 2009 and decreased by 31.3 percent from $4.5 million in 2007 to $3.1 million in 2008. The decreases in 2009 and 2008 were primarily attributable to a decline in export letter of credit volume due to the continuation of stressed conditions in the international trade market.

Other service charges and fees decreased $555,000, or 23.5 percent, in 2009 compared to 2008 and decreased $162,000, or 6.4 percent, in 2008 compared to 2007. The decrease was primarily due to a decrease in loan servicing income.

Gain on sales of loans was $1.2 million in 2009, compared to $765,000 in 2008 and $5.5 million in 2007, representing an increase of 59.5 percent in 2009 and a decrease of 86.0 percent in 2008. In 2009, the increase in gain on sales of loans resulted from increased sales activity in SBA loans, reflecting a recovery in the SBA secondary market. In 2008, the lower gain on sales of loans was primarily due to a depressed secondary market for SBA loans and lower premiums, which decreased to 3.3 percent in 2008 compared to 4.3 percent in 2007. During 2009, there were $37.3 million of SBA loans sold, compared to $23.3 million in 2008 and $116.6 million in 2007.

Net gain on sales of investment securities increased $1.8 million in 2009 compared to 2008 and increased $77,000 in 2008 compared to 2007. There was no sale of investment securities in 2007. In 2009, we realized a $1.8 million net gain on sale of investment securities as part of our balance-sheet deleveraging plan as well as a repositioning of the investment portfolio to substantially reduce municipal bonds in response to our inability to realize tax benefits offered by the bonds in the near future. Proceeds from the sale of investment securities provided additional liquidity to reduce wholesale funds.

We have periodically evaluated our investments for OTTI. We recorded no OTTI charge in 2009. However, in 2008, we recorded an OTTI charge of $2.4 million related to an impairment loss on a Lehman Brothers corporate bond. During 2007, we recorded an OTTI charge of $1.1 million to write down the value of an investment in CRA preferred securities to their estimated fair value.

Other operating income decreased by $1.6 million, or 69.3 percent, from $2.3 million in 2008 to $704,000 in 2009. The decrease was attributable primarily to the absence of a $1.0 million refund of a previously paid legal and consulting fee to outside vendors and a decrease of $230,000 in income on sales of mutual fund. In 2007, other operating income included change in fair value of derivatives of $683,000 and gain on sale of other real estate owned of $226,000.

Non-Interest Expense

The following table sets forth the breakdown of non-interest expense for the years indicated:

	Year Ended December 31,		
(In thousands)	*2009*	*2008*	*2007*
Salaries and Employee Benefits	$33,101	$ 42,209	$ 47,036
Occupancy and Equipment	11,239	11,158	10,494
Deposit Insurance Premiums and Regulatory Assessments	10,418	3,713	587
Data Processing	6,297	5,799	6,390
Other Real Estate Owned Expense	5,890	390	8
Professional Fees	4,099	3,539	2,468
Advertising and Promotion	2,402	3,518	3,630
Supplies and Communications	2,352	2,518	2,592
Loan-Related Expense	1,947	790	674
Amortization of Other Intangible Assets	1,568	1,958	2,324
Other Operating Expenses	11,041	12,042	10,835
Impairment Loss on Goodwill	—	107,393	102,891
Total Non-Interest Expense	**$90,354**	**$195,027**	**$189,929**

For the year ended December 31, 2009, non-interest expense was $90.4 million, a decrease of $104.7 million, or 53.7 percent, from $195.0 million for the year ended December 31, 2008. The decrease in 2009 was primarily due to the absence of $107.4 million in impairment loss on goodwill recognized in 2008 and a decrease of $9.1 million in salaries and employee benefits, partially offset by an increase of $6.7 million in FDIC insurance assessments and an increase of $5.5 million in other real estate owned expense. For the year ended December 31, 2008, non-interest expense was $195.0 million, an increase of $5.1 million, or 2.7 percent, from $189.9 million for the year ended December 31, 2007. The increase in 2008 was primarily the result of an impairment loss on goodwill of $107.4 million, compared to $102.9 million in 2007. At December 31, 2009, we had no remaining goodwill recorded on our balance sheet.

Salaries and employee benefits expense for 2009 decreased by $9.1 million, or 21.6 percent, to $33.1 million from $42.2 million for 2008, as the direct results of an employee reduction in August 2008 of approximately ten percent, lower incentive compensation, and the reversal of a $2.5 million previously accrued liability on a post-retirement death benefit through an amendment to the bank-owned life insurance policy in 2009. At December 31, 2009, the Company had a total of 509 employees, compared with 563 employees at December 31, 2008.

Deposit insurance premiums and regulatory assessments increased $6.7 million, or 180.6 percent, from $3.7 million in 2008 to $10.4 million in 2009. The increase was due to higher assessment rates for FDIC insurance on deposits beginning in the second quarter of 2009 and an increase in the basic limit of federal deposit insurance coverage from $100,000 to $250,000 per depositor and fully insured on all noninterest-bearing deposit accounts until December 31, 2013. In addition, there was a special one-time assessment of $1.8 million during the second quarter of 2009. The FDIC imposed a 5 basis point special assessment on each insured institution's assets minus Tier 1 capital as of June 30, 2009 to maintain public confidence in the federal deposit insurance system.

Other real estate owned expense increased $5.5 million from $390,000 in 2008 to $5.9 million in 2009. The increase was due primarily to $1.7 million expenses incurred for two foreclosed California properties (a condominium project in Oakland and a private golf course in Fallbrook), a $3.1 million provision for valuation allowance, and a $211,000 loss on the sale of other real estate owned.

Loan-related expense increased $1.2 million, or 146.5 percent, from $790,000 in 2008 to $1.9 million in 2009. The increase was primarily due to an $850,000 expense related to a legal settlement on a loan and an increase of $190,000 in appraisal expense.

Income Taxes

For the year ended December 31, 2009, a tax benefit of $31.1 million was recognized on pre-tax losses of $153.4 million, representing an effective tax benefit rate of 20.3 percent, compared to a tax benefit of $1.4 million recognized on pre-tax losses of $103.4 million, representing an effective tax benefit rate of 1.3 percent, for 2008, and income taxes of $24.3 million recognized on a pre-tax loss of $36.5 million, representing an effective tax rate of 66.7 percent, for 2007. The effective tax rates for 2008 and 2007 include impairment losses on goodwill of $107.4 million and $102.9 million, respectively, which are not deductible for tax purposes.

During 2009, we made investments in various tax credit funds totaling $6.2 million and recognized $1.1 million of income tax credits earned from qualified low-income housing investments. We recognized an income tax credit of

$908,000 for the tax year 2008 from $6.1 million in such investments and recognized an income tax credit of $775,000 for the tax year 2007 from $5.8 million in such investments. We intend to continue to make such investments as part of an effort to lower the effective tax rate and to meet our community reinvestment obligations under the CRA.

As indicated in *"Notes to Consolidated Financial Statements, Note 12 — Income Taxes,"* income taxes are the sum of two components: current tax expense and deferred tax expense (benefit). Current tax expense is the result of applying the current tax rate to taxable income. The deferred portion is intended to account for the fact that income on which taxes are paid differs from financial statement pretax income because certain items of income and expense are recognized in different years for income tax purposes than in the financial statements. These differences in the years that income and expenses are recognized cause "temporary differences."

Most of our temporary differences involve recognizing more expenses in our financial statements than we have been allowed to deduct for taxes, and therefore we normally have a net deferred tax asset. As of December 2009, we established a valuation allowance of $45.2 million against its existing net deferred tax assets of $48.8 million. The remaining net deferred tax asset of $3.6 million represents the amount of benefit we will receive in the future based on the carryback of future taxable losses against 2008 taxable income. At December 31, 2008 and 2007, we had net deferred tax assets of $29.5 million and $18.5 million, respectively.

Financial Condition

Investment Portfolio

The composition of our investment portfolio reflects our investment strategy of providing a relatively stable source of interest income while maintaining an appropriate level of liquidity. The investment portfolio also provides a source of liquidity by pledging as collateral or through repurchase agreement and collateral for certain public funds deposits.

As of December 31, 2009, the investment portfolio was composed primarily of mortgage-backed securities, U.S. Government agency securities, collateralized mortgage obligations, asset-backed securities and municipal bonds. Investment securities available for sale were 99.3 percent, 99.5 percent and 99.7 percent of the total investment portfolio as of December 31, 2009, 2008 and 2007, respectively. Most of the securities held carried fixed interest rates. Other than holdings of U.S. Government agency securities, there were no investments in securities of any one issuer exceeding 10 percent of stockholders' equity as of December 31, 2009, 2008 or 2007.

As of December 31, 2009, securities available for sale were $132.4 million, or 4.2 percent of total assets, compared to $196.2 million, or 5.1 percent of total assets, as of December 31, 2008. Securities available for sale decreased in 2009 as part of our balance-sheet deleveraging plan as well as a repositioning of the investment portfolio to substantially reduce municipal bonds in response to our inability to realize tax benefits offered by the bonds in the near future. Proceeds from the sale of investment securities provided additional liquidity to reduce wholesale funds. In 2009, 2008 and 2007, we purchased $89.4 million, $25.4 million and $45.0 million, respectively, of U.S. Government agency securities, corporate bonds and mortgage-backed securities to replenish the portfolio for principal repayments in the form of calls, prepayments and scheduled amortization and to maintain an asset mix consistent with our strategic direction.

The following table summarizes the amortized cost, fair value and distribution of investment securities as of the dates indicated:

	Investment Portfolio as of December 31,					
	2009		*2008*		*2007*	
(In thousands)	*Amortized Cost*	*Fair Value*	*Amortized Cost*	*Fair Value*	*Amortized Cost*	*Fair Value*
Securities Held to Maturity:						
Municipal Bonds	$ 696	$ 696	$ 695	$ 695	$ 694	$ 694
Mortgage-Backed Securities (1)	173	175	215	215	246	247
Total Securities Held to Maturity	**$ 869**	**$ 871**	**$ 910**	**$ 910**	**$ 940**	**$ 941**
Securities Available for Sale:						
Mortgage-Backed Securities (1)	$ 65,218	$ 66,332	$ 77,515	$ 78,860	$ 99,332	$ 99,198
U.S. Government Agency Securities	33,325	32,763	17,580	17,700	104,893	105,089
Collateralized Mortgage Obligations (2)	12,520	12,789	36,204	36,162	51,881	51,418
Asset-Backed Securities	8,127	8,188	—	—	—	—
Municipal Bonds	7,369	7,359	58,987	58,313	69,907	71,751
Other Securities	3,925	4,195	4,684	4,958	3,925	3,835
Equity Securities	511	794	511	804	—	—
Corporate Bonds (3)	—	—	355	169	18,295	18,226
Total Securities Available for Sale	**$130,995**	**$132,420**	**$195,836**	**$196,966**	**$348,233**	**$349,517**

(1) Collateralized by residential mortgages and guaranteed by U.S. government sponsored entities.

(2) Collateralized by residential mortgages and guaranteed by U.S. government sponsored entities, except for two private-label securities held as of December 31, 2008 with an unrealized loss totaling $42,000. The two private-label securities were sold during the year ended December 31, 2009.

(3) Balances presented for amortized cost, representing one corporate bond, were net of an OTTI charge of $2.4 million, which was related to a credit loss, as of December 31, 2008. Therefore, the adoption of a new accounting standard did not require a reclassification for the non-credit portion of previously recognized OTTI from the opening balance of retained earnings to other comprehensive income as of March 31, 2009. The corporate bond was sold during the year ended December 31, 2009.

The following table summarizes the contractual maturity schedule for investment securities, at amortized cost, and their weighted-average yield as of December 31, 2009:

	Within One Year		*After One Year But Within Five Years*		*After Five Years But Within Ten Years*		*After Ten Years*	
(Dollars in thousands)	*Amount*	*Yield*	*Amount*	*Yield*	*Amount*	*Yield*	*Amount*	*Yield*
Mortgage-Backed Securities	$2,287	4.29%	$ 6,506	4.24%	$ 5,355	4.45%	$51,243	4.35%
U.S. Government Agency Securities	—	—	—	—	9,999	4.10%	23,326	5.57%
Collateralized Mortgage Obligations	3,386	4.00%	3,811	4.09%	5,323	3.95%	—	—
Asset-Backed Securities	—	—	—	—	5,440	4.43%	2,687	4.51%
Municipal Bonds (1)	—	—	695	7.06%	2,869	6.13%	4,501	6.65%
Other Securities	3,925	3.37%	—	—	—	—	—	—
Equity Securities	—	—	—	—	—	—	511	—
Corporate Bonds	—	—	—	—	—	—	—	—
	$9,598	**3.81%**	**$11,012**	**4.37%**	**$28,986**	**4.40%**	**$82,268**	**4.80%**

(1) The yield on municipal bonds has been computed on a tax-equivalent basis, using an effective marginal rate of 35 percent.

We perform periodic reviews for impairment in accordance with FASB ASC 320. Gross unrealized losses on investment securities available for sale, the estimated fair value of the related securities and the number of securities aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, were as follows as of December 31, 2009 and 2008:

	Less than 12 Months			*Holding Period 12 Months or More*			*Total*		
Investment Securities Available for Sale	*Gross Unrealized Losses*	*Estimated Fair Value*	*Number of Securities*	*Gross Unrealized Losses*	*Estimated Fair Value*	*Number of Securities*	*Gross Unrealized Losses*	*Estimated Fair Value*	*Number of Securities*
					(In thousands)				
December 31, 2009:									
Mortgage-Backed Securities	$ 144	$14,584	3	$ —	$ —	—	$ 144	$14,584	3
Municipal Bonds	12	303	1	80	793	1	92	1,096	2
U.S. Government Agency Securities	562	32,764	6	—	—	—	562	32,764	6
Other Securities	24	1,976	2	39	961	1	63	2,937	3
	$ 742	**$49,627**	**12**	**$119**	**$ 1,754**	**2**	**$ 861**	**$51,381**	**14**
December 31, 2008:									
Mortgage-Backed Securities	$ 158	$10,631	42	$ 33	$ 5,277	4	$ 191	$15,908	46
Municipal Bonds	968	35,614	66	119	1,749	4	1,087	37,363	70
Collateralized Mortgage Obligations	36	4,569	4	143	5,903	4	179	10,472	8
Other Securities	72	929	1	40	1,960	2	112	2,889	3
Corporate Bonds	186	169	1	—	—	—	186	169	1
	$1,420	**$51,912**	**114**	**$335**	**$14,889**	**14**	**$1,755**	**$66,801**	**128**

All individual securities that have been in a continuous unrealized loss position for 12 months or longer as of December 31, 2009 and 2008 had investment grade ratings upon purchase. The issuers of these securities have not established any cause for default on these securities and the various rating agencies have reaffirmed these securities' long-term investment grade status as of December 31, 2009. These securities have fluctuated in value since their purchase dates as market interest rates have fluctuated.

We are required to assess whether the entity has the intent to sell the debt security or more likely than not will be required to sell the debt security before its anticipated recovery. We do not intend to sell these securities and it is not more likely than not that we will be required to sell the investments before the recovery of its amortized cost bases. Therefore, in management's opinion, all securities that have been in a continuous unrealized loss position for the past 12 months or longer as of December 31, 2009 and 2008 are not other-than-temporarily impaired, and therefore, no impairment charges as of December 31, 2009 and 2008 are warranted.

Loan Portfolio

Total gross loans decreased by $542.8 million, or 16.1 percent, in 2009 and increased by $76.3 million, or 2.3 percent, in 2008. Total gross loans represented 89.2 percent of total assets at December 31, 2009, compared with 86.8 percent and 82.5 percent at December 31, 2008 and 2007, respectively. The overall decrease in total gross loans is attributable to management's balance sheet deleveraging strategy by carefully evaluating credits that are subject to renewal and accepting only those that are of the highest quality, as well as loan charge-offs and transfers to other real estate owned.

Commercial and industrial loans were $1.71 billion and $2.10 billion at December 31, 2009 and 2008, respectively, representing 60.8 percent and 62.4 percent, respectively, of total gross loans. Commercial loans include term loans and revolving lines of credit. Term loans typically have a maturity of three to seven years and are extended to finance the purchase of business entities, owner-occupied commercial property, business equipment, leasehold improvements or for permanent working capital. SBA guaranteed loans usually have a longer maturity (5 to 20 years). Lines of credit, in general, are extended on an annual basis to businesses that need temporary working capital and/or import/export financing. These borrowers are well diversified as to industry, location and their current and target markets.

Real estate loans were $1.04 billion and $1.18 billion at December 31, 2009 and 2008, respectively, representing 37.0 percent and 35.1 percent, respectively, of total gross loans. Real estate loans are extended to finance the purchase and/or improvement of commercial real estate and residential property. The properties generally are investor-owned, but may be for user-owned purposes. Underwriting guidelines include, among other things, an appraisal in conformity with the USPAP, limitations on loan-to-value ratios, and minimum cash flow requirements to service debt. The majority of the properties taken as collateral are located in Southern California.

The following table sets forth the amount of total loans outstanding in each category as of the dates indicated:

	Amount of Loans Outstanding as of December 31,				
(In thousands)	*2009*	*2008*	*2007*	*2006*	*2005*
Real Estate Loans:					
Commercial Property	$ 839,598	$ 908,970	$ 795,675	$ 757,428	$ 733,650
Construction	126,350	178,783	215,857	202,207	152,080
Residential Property[(1)]	77,149	92,361	90,375	81,758	88,442
Total Real Estate Loans	1,043,097	1,180,114	1,101,907	1,041,393	974,172
Commercial and Industrial Loans:					
Commercial Term Loans	1,420,034	1,611,449	1,599,853	1,202,612	945,210
Commercial Lines of Credit	101,159	214,699	256,978	225,630	224,271
SBA Loans[(2)]	139,531	178,399	118,528	171,631	155,491
International Loans	53,488	95,185	119,360	126,561	106,520
Total Commercial and Industrial Loans	1,714,212	2,099,732	2,094,719	1,726,434	1,431,492
Consumer Loans[(3)]	63,303	83,525	90,449	100,121	92,154
Total Gross Loans	**$2,820,612**	**$3,363,371**	**$3,287,075**	**$2,867,948**	**$2,497,818**

(1) As of December 31, 2009, 2008, 2007, 2006 and 2005, residential mortgage loans held for sale totaling $0, $0, $310,000, $630,000 and $1.1 million, respectively, were included at the lower of cost or fair value.

(2) As of December 31, 2009, 2008, 2007, 2006 and 2005, SBA loans held for sale totaling $5.0 million, $37.4 million, $6.0 million, $23.2 million and $0, respectively, were included at the lower of cost or fair value.

(3) Consumer loans include home equity lines of credit.

The following table sets forth the percentage distribution of loans in each category as of the dates indicated:

	Percentage Distribution of Loans as of December 31,				
	2009	*2008*	*2007*	*2006*	*2005*
Real Estate Loans:					
Commercial Property	29.8%	27.0%	24.2%	26.4%	29.4%
Construction	4.5%	5.3%	6.6%	7.1%	6.1%
Residential Property	2.7%	2.8%	2.7%	2.8%	3.5%
Total Real Estate Loans	37.0%	35.1%	33.5%	36.3%	39.0%
Commercial and Industrial Loans:					
Commercial Term Loans	50.3%	47.9%	48.7%	41.9%	37.8%
Commercial Lines of Credit	3.6%	6.4%	7.8%	7.9%	9.0%
SBA Loans	4.9%	5.3%	3.6%	6.0%	6.2%
International Loans	2.0%	2.8%	3.6%	4.4%	4.3%
Total Commercial and Industrial Loans	60.8%	62.4%	63.7%	60.2%	57.3%
Consumer Loans	2.2%	2.5%	2.8%	3.5%	3.7%
Total Gross Loans	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**

The following table shows the distribution of undisbursed loan commitments as of the dates indicated:

	December 31,	
(In thousands)	*2009*	*2008*
Commitments to Extend Credit	$262,821	$386,785
Standby Letters of Credit	17,225	47,289
Commercial Letters of Credit	13,544	29,177
Unused Credit Card Lines	23,408	16,912
Total Undisbursed Loan Commitments	**$316,998**	**$480,163**

The table below shows the maturity distribution and repricing intervals of outstanding loans as of December 31, 2009. In addition, the table shows the distribution of such loans between those with floating or variable interest rates and those with fixed or predetermined interest rates. The table includes non-accrual loans of $219.0 million.

(In thousands)	*Within One Year*	*After One Year But Within Five Years*	*After Five Years*	*Total*
Real Estate Loans:				
Commercial Property	$ 703,955	$135,643	$ —	$ 839,598
Construction	126,350	—	—	126,350
Residential Property	19,463	52,401	5,285	77,149
Total Real Estate Loans	849,768	188,044	5,285	1,043,097
Commercial and Industrial Loans:				
Commercial Term Loans	1,075,332	344,702	—	1,420,034
Commercial Lines of Credit	101,159	—	—	101,159
SBA Loans	136,269	3,262	—	139,531
International Loans	53,488	—	—	53,488
Total Commercial and Industrial Loans	1,366,248	347,964	—	1,714,212
Consumer Loans	61,954	1,349	—	63,303
Total Gross Loans	**$2,277,970**	**$537,357**	**$5,285**	**$2,820,612**
Loans With Predetermined Interest Rates	$ 412,984	$512,365	$5,285	$ 930,634
Loans With Variable Interest Rates	$1,864,986	$ 24,992	$ —	$1,889,978

As of December 31, 2009, the loan portfolio included the following concentrations of loans to one type of industry that were greater than 10 percent of total gross loans outstanding:

Industry	*Balance as of December 31, 2009*	*Percentage of Total Gross Loans Outstanding*
	(In thousands)	
Lessors of Non-Residential Buildings	$417,266	14.8%
Accommodation/Hospitality	$413,380	14.7%
Gasoline Stations	$343,100	12.2%

There was no other concentration of loans to any one type of industry exceeding 10 percent of total gross loans outstanding.

Non-Performing Assets

Non-performing loans consist of loans on non-accrual status and loans 90 days or more past due and still accruing interest. Non-performing assets consist of non-performing loans and OREO. Loans are placed on non-accrual status when, in the opinion of management, the full timely collection of principal or interest is in doubt. Generally, the accrual of interest is discontinued when principal or interest payments become more than 90 days past due, unless management believes the loan is adequately collateralized and in the process of collection. However, in certain instances, we may place a particular loan on non-accrual status earlier, depending upon the individual circumstances surrounding the loan's delinquency. When an asset is placed on non-accrual status, previously accrued but unpaid interest is reversed against current income. Subsequent collections of cash are applied as principal reductions when received, except when the ultimate collectibility of principal is probable, in which case interest payments are credited to income. Non-accrual assets may be restored to accrual status when principal and interest become current and full repayment is expected. Interest income is recognized on the accrual basis for impaired loans not meeting the criteria for non-accrual. OREO consists of properties acquired by foreclosure or similar means that management intends to offer for sale.

Management's classification of a loan as non-accrual is an indication that there is reasonable doubt as to the full collectibility of principal or interest on the loan; at this point, we stop recognizing income from the interest on the loan and reverse any uncollected interest that had been accrued but unpaid. These loans may or may not be collateralized, but collection efforts are continuously pursued.

Except for non-performing loans set forth below, our management is not aware of any loans as of December 31, 2009 and 2008 for which known credit problems of the borrower would cause serious doubts as to the ability of such borrowers to comply with their present loan repayment terms, or any known events that would result in the loan being designated as non-performing at some future date. Our management cannot, however, predict the extent to which a deterioration in general economic conditions, real estate values, increases in general rates of interest, or changes in the financial condition or business of borrower may adversely affect a borrower's ability to pay.

The following table provides information with respect to the components of non-performing assets as of December 31 for the years indicated:

	December 31,				
(Dollars in thousands)	*2009*	*2008*	*2007*	*2006*	*2005*
Non-Performing Loans:					
Non-Accrual Loans:					
Real Estate Loans:					
Commercial Property	$ 58,927	$ 8,160	$ 2,684	$ 246	$ —
Construction	15,185	38,163	24,118	—	—
Residential Property	3,335	1,350	1,490	—	474
Commercial and Industrial Loans	140,931	73,007	25,729	13,862	9,574
Consumer Loans	622	143	231	105	74
Total Non-Accrual Loans	219,000	120,823	54,252	14,213	10,122
Loans 90 Days or More Past Due and Still Accruing (as to Principal or Interest):					
Commercial and Industrial Loans	—	989	150	—	—
Consumer Loans	67	86	77	2	9
Total Loans 90 Days or More Past Due and Still Accruing (as to Principal or Interest)	67	1,075	227	2	9
Total Non-Performing Loans	219,067	121,898	54,479	14,215	10,131
Other Real Estate Owned	26,306	823	287	—	—
Total Non-Performing Assets	**$245,373**	**$122,721**	**$54,766**	**$14,215**	**$10,131**
Non-Performing Loans as a Percentage of Total Gross Loans	7.77%	3.62%	1.66%	0.50%	0.41%
Non-Performing Assets as a Percentage of Total Assets	7.76%	3.17%	1.37%	0.38%	0.30%

Non-accrual loans totaled $219.0 million as of December 31, 2009, compared to $120.8 million as of December 31, 2008, representing a 81.3 percent increase. Delinquent loans (defined as 30 days or more past due) were $186.3 million as of December 31, 2009, compared to $128.5 million as of December 31, 2008, representing a 45.0 percent increase. We believe that the increases in non-performing loans and delinquent loans are attributable primarily to a current economic recession that is affecting some of our borrowers' ability to honor their commitments.

Non-performing loans increased by $97.2 million, or 79.7 percent, to $219.1 million as of December 31, 2009, compared to $121.9 million as of December 31, 2008. The ratio of non-performing loans to total gross loans also increased to 7.77 percent at December 31, 2009 from 3.62 percent at December 31, 2008. During the same period, the allowance for loan losses increased by $74.0 million, or 104.3 percent, to $145.0 million from $71.0 million. The $97.2 million increase in non-performing loans resulted primarily from increases of $50.7 million in commercial real estate loans, $37.5 million in real estate secured commercial term loans, and $19.7 million in SBA loans, partially offset by the $25.6 million decrease in construction loans. Of the $219.1 million non-performing loans, approximately $200.7 million were impaired based on FASB ASC 310, "Receivables," which resulted in aggregate impairment reserve of $23.1 million as of December 31, 2009. This impairment reserve total is in addition to the charge-offs of $49.4 million from impaired loans. The allowance for the collateral-dependent loans is calculated by the difference between the outstanding loan balance and the value of the collateral as determined by recent appraisals less estimated costs to sell. The allowance for collateral-dependent loans varies from loan to loan based on the collateral coverage of the loan at the time of designation as non-performing. We continue to monitor the collateral coverage, based on recent appraisals, on these loans on a quarterly basis and adjust the allowance accordingly.

As of December 31, 2009, $176.0 million, or 80.3 percent, of the $219.1 million of non-performing loans were secured by real estate. As of December 31, 2008, $96.3 million, or 79.0 percent, of the $121.9 million of non-performing loans were secured by real estate. In light of declining property values in the current economic downturn affecting the real estate markets, the Bank continued to obtain current appraisals and factor in adequate market discounts on the collateral to compensate for non-current appraisals. As of December 31, 2009, 2008 and 2007, we had OREO of $26.3 million, $823,000 and $287,000, respectively.

Allowance for Loan Losses and Allowance for Off-Balance Sheet Items

Provisions to the allowance for loan losses are made quarterly to recognize probable loan losses. The quarterly provision is based on the allowance need, which is determined through analysis involving quantitative calculations based on historic loss rates for general reserves and individual impairment calculations for specific allocations to impaired loans as well as qualitative adjustments.

To determine general reserve requirements, existing loans are divided into 10 general loan pools of risk-rated loans (commercial real estate, construction, commercial term — unsecured, commercial term — T/D secured, commercial line of credit, SBA, international, consumer installment, consumer line of credit, and miscellaneous loans) as well as 3 homogenous loan pools (residential mortgage, auto loans, and credit card). For risk-rated loans, migration analysis allocates historical losses by loan pool and risk grade (pass, special mention, substandard, and doubtful) to determine risk factors for potential loss inherent in the current outstanding loan portfolio.

In the first quarter of 2008, we enhanced our migration analysis to better reflect the Bank's current loss profile. Our prior migration analysis utilized 28 quarters of evenly-weighted historic losses. Our revised migration analysis utilizes 12-quarters of historic losses with 1.5 to 1 weighting given to the most recent six quarters.

As homogenous loans are bulk graded, risk grade is not factored into the historical loss analysis; however, as with risk-rated loans, risk factor calculations are based on 12-quarter historic loss analysis with 1.5 to 1 weighting given to the most recent six quarters.

Specific reserves are allocated for loans deemed "impaired." FASB ASC 310, "Receivables," provides the definition of impairment: a loan is impaired when, based on current information and events, it is probable that a bank is unable to collect all amounts due under the loan according to the contractual terms of the loan documents. Loans that represent significant concentrations of credit, material non-performing loans, insider loans and other material credit exposures are subject to FASB ASC 310 impairment analysis.

Loans that are determined to be impaired under FASB ASC 310, are individually analyzed to estimate the Bank's exposure to loss based on the borrower's character, the current financial condition of the borrower and the guarantor, the borrower's resources, the borrower's payment history, repayment ability, debt servicing ability, action plan, the prevailing value of the underlying collateral, the Bank's lien position, general economic conditions, specific industry conditions, outlook for the future, etc.

The loans identified as impaired are measured using one of the three methods of valuations: (1) the present value of expected future cash flow or discounted cash flow, (2) the fair market value of the collateral if the loan is collateral dependent, or (3) the loan's observable market price.

When determining the appropriate level for allowance for loan losses, the management considers qualitative adjustments for any factors that are likely to cause estimated credit losses associated with the Bank's current portfolio to differ from historical loss experience, including but not limited to:

- changes in lending policies and procedures, including underwriting standards and collection, charge-offs, and recovery practice;
- changes in national and local economic and business conditions and developments, including the condition of various market segments;
- changes in the nature and volume of the portfolio;
- changes in the experience, ability, and depth of lending management and staff;
- changes in the trend of the volume and severity of past due and classified loans, and trends in the volume of non-accrual loans, troubled debt restructurings, charge-offs and other loan modifications;
- changes in the quality of the Bank's loan review system and the degree of oversight by the Board of Directors;
- the existence and effect of any concentrations of credit, and changes in the level of such concentrations;
- transfer risk on cross-border lending activities;
- the effect of external factors such as competition and legal and regulatory requirements as well as declining collateral values on the level of estimated credit losses in the Bank's current portfolio.

In order to systematically quantify the credit risk impact of trends and changes within the loan portfolio, a credit risk matrix is utilized. The above factors are considered on a loan pool by loan pool basis subsequent to, and in conjunction with, a loss migration analysis. The credit risk matrix provides various scenarios with positive or negative impact on the asset portfolio along with corresponding basis points for qualitative adjustments.

The following table reflects our allocation of allowance for loan and lease losses by loan category as well as the loans receivable for each loan type:

	December 31,									
(Dollars in thousands)	*2009*		*2008*		*2007*		*2006*		*2005*	
Allowance for Loan Losses Applicable To	*Allowance Amount*	*Loans Receivable*	*Allowance Amount*	*Loans Receivable*	*Allowance Amount*	*Loans Receivable*	*Allowance Amount*	*Loans Receivable*	*Allowance Amount*	*Loans Receivable*
Real Estate Loans:										
Commercial Property	$ 19,149	$ 839,598	$ 5,587	$ 908,970	$ 2,269	$ 795,675	$ 2,101	$ 757,428	$ 2,043	$ 733,650
Construction	9,043	126,350	4,102	178,783	3,478	215,857	586	202,207	475	152,080
Residential Property [(1)]	997	77,149	449	92,361	32	90,065	19	81,128	19	87,377
Total Real Estate Loans	29,189	1,043,097	10,138	1,180,114	5,779	1,101,597	2,706	1,040,763	2,537	973,107
Commercial and Industrial Loans [(1)]	110,678	1,709,202	58,866	2,062,322	36,011	2,088,694	23,099	1,703,194	21,035	1,431,492
Consumer Loans	2,690	63,303	1,586	83,525	1,821	90,449	1,752	100,121	1,391	92,154
Unallocated	2,439	—	396	—	—	—	—	—	—	—
Total	**$144,996**	**$2,815,602**	**$70,986**	**$3,325,961**	**$43,611**	**$3,280,740**	**$27,557**	**$2,844,078**	**$24,963**	**$2,496,753**

(1) Loans held for sale excluded.

The following table sets forth certain information regarding our allowance for loan losses and allowance for off-balance sheet items for the periods presented. Allowance for off-balance sheet items is determined by applying reserve factors according to loan pool and grade as well as actual current commitment usage figures by loan type to existing contingent liabilities.

(Dollars in thousands)	*As of and for the Year Ended December 31,*				
	2009	*2008*	*2007*	*2006*	*2005*
Allowance for Loan Losses:					
Balance at Beginning of Year	$ 70,986	$ 43,611	$ 27,557	$ 24,963	$ 22,702
Charge-Offs:					
Real Estate Loans	27,262	15,005	199	—	—
Commercial and Industrial Loans	95,768	31,916	22,255	5,333	4,371
Consumer Loans	2,350	1,231	876	796	827
Total Charge-Offs	125,380	48,152	23,330	6,129	5,198
Recoveries on Loans Previously Charged Off:					
Real Estate Loans	5	—	—	406	—
Commercial and Industrial Loans	2,650	1,979	494	957	2,193
Consumer Loans	128	203	202	187	201
Total Recoveries on Loans Previously Charged Off	2,783	2,182	696	1,550	2,394
Net Loan Charge-Offs	122,597	45,970	22,634	4,579	2,804
Provision Charged to Operating Expense	196,607	73,345	38,688	7,173	5,065
Balance at End of Year	**$ 144,996**	**$ 70,986**	**$ 43,611**	**$ 27,557**	**$ 24,963**
Allowance for Off-Balance Sheet Items:					
Balance at Beginning of Year	$ 4,096	$ 1,765	$ 2,130	$ 2,130	$ 1,800
Provision Charged to Operating Expense	(220)	2,331	(365)	—	330
Balance at End of Year	**$ 3,876**	**$ 4,096**	**$ 1,765**	**$ 2,130**	**$ 2,130**
Ratios:					
Net Loan Charge-Offs to Average Total Gross Loans	3.88%	1.38%	0.73%	0.17%	0.12%
Net Loan Charge-Offs to Total Gross Loans at End of Period	4.35%	1.37%	0.69%	0.16%	0.11%
Allowance for Loan Losses to Average Total Gross Loans	4.59%	2.13%	1.41%	1.00%	1.05%
Allowance for Loan Losses to Total Gross Loans at End of Period	5.14%	2.11%	1.33%	0.96%	1.00%
Net Loan Charge-Offs to Allowance for Loan Losses	84.55%	64.76%	51.90%	16.62%	11.23%
Net Loan Charge-Offs to Provision Charged to Operating Expense	62.36%	62.68%	58.50%	63.84%	55.36%
Allowance for Loan Losses to Non-Performing Loans	66.19%	58.23%	80.05%	193.86%	246.40%
Balances:					
Average Total Gross Loans Outstanding During Period	$3,158,624	$3,334,008	$3,082,671	$2,751,565	$2,386,575
Total Gross Loans Outstanding at End of Period	$2,820,612	$3,363,371	$3,287,075	$2,867,948	$2,497,818
Non-Performing Loans at End of Period	$ 219,067	$ 121,898	$ 54,479	$ 14,215	$ 10,131

The allowance for loan losses increased by $74.0 million, or 104.3 percent, to $145.0 million at December 31, 2009 as compared to $71.0 million at December 31, 2008 and increased by $27.4 million, or 62.8 percent, to $71.0 million at December 31, 2008 as compared to $43.6 million at December 31, 2007. The allowance for loan losses as a percentage of total gross loans increased to 5.14 percent as of December 31, 2009 from 2.11 percent as of December 31, 2008, compared to 1.33 percent as of December 31, 2007. Concurrently, the provision for credit losses increased by $123.3 million, or 168.1 percent, to $196.6 million at December 31, 2009 as compared to $73.3 million at December 31, 2008 and increased by $34.7 million, or 89.6 percent, to $73.3 million at December 31, 2008 as compared to $38.7 million at December 31, 2007.

The increase in the allowance for loan losses in 2009 was due primarily to subsequent increases in historical loss rates as a result of elevated levels of charge-offs as well as migration of loans into more adverse risk rating categories. Due to this increase in reserve factors derived from historic loss rates and migration of loans into adverse risk rating categories, general reserves increased $54.5 million, or 153.1 percent, to $90.1 million at December 31, 2009 as compared to $35.6 million at December 31, 2008. In addition, qualitative adjustments were increased between 5 to 85 basis points for an average of 40 basis points across all loan types. Accordingly, qualitative reserves increased $15.4 million, or 95.1 percent, to $31.6 million at December 31, 2009 as compared to $16.2 million at December 31, 2008. As a result, despite the decrease in overall loan balance of $542.8 million, or 16.1 percent, to $2.82 billion at December 31, 2009 as compared to $3.36 billion at December 31, 2008, higher factors for both general reserves and qualitative adjustments significantly increased allowance requirements.

The total impaired loans increased $79.3 million, or 65.3 percent, to $200.7 million at December 31, 2009 as compared to $121.4 million at December 31, 2008. However, specific reserve allocations associated with impaired loans only increased $4.9 million, or 26.9 percent, to $23.1 million at December 31, 2009 as compared to $18.2 million at December 31, 2008. The comparatively low increase in impairment reserve was mainly due to timely charge-off of collateral dependant loans that are 90 or more days past due. As the impairment reserve is mostly derived from shortfalls in collateral dependant loans, the amount of required impairment reserve has been limited due to charge-offs recorded.

For the year ending December 31, 2009, total charge-offs were $125.4 million, compared to $48.2 million for the year ending December 31, 2008 and $23.3 million for the year ending December 31, 2007. Charge-offs in the loan pool of commercial term (T/D secured and unsecured) increased $40.8 million to $64.4 million at December 31, 2009 as compared to $23.6 million at December 31, 2008. Charge-offs in commercial real estate loans increased $15.7 million to $16.0 million at December 31, 2009 as compared to $300,000 at December 31, 2008. As property values have continued to decrease, real estate secured loans, which had in prior years remained stable due to low initial loan to values, lost equity and had to be charged-off. As a result, the Bank experienced significant losses in secured loan pools that previously had minimal charge-offs. In addition to Commercial Term and Real Estate loans, charge-offs in international loans increased $16.0 million to $16.5 million at December 31, 2009 as compared to $500,000 at December 31, 2008. The increased charge-offs within international loans was mainly due to losses, totaling $15.7 million, from three specific borrowers.

The Bank also recorded in other liabilities an allowance for off-balance sheet exposure, primarily unfunded loan commitments, of $3.9 million and $4.1 million at December 31, 2009 and 2008, respectively. The Bank closely monitors the borrower's repayment capabilities while funding existing commitments to ensure losses are minimized. Based on management's evaluation and analysis of portfolio credit quality and prevailing economic conditions, we believe these reserves are adequate for losses inherent in the loan portfolio and off-balance sheet exposure as of December 31, 2009 and 2008.

Deposits

Total deposits at December 31, 2009, 2008 and 2007 were $2.75 billion, $3.07 billion and $3.00 billion, respectively, representing a decrease of $320.8 million, or 10.4 percent, in 2009 and an increase of $68.4 million, or 2.3 percent, in 2008. At December 31, 2009, 2008 and 2007, total time deposits outstanding were $1.40 billion, $2.08 billion and $1.78 billion, respectively, representing 50.8 percent, 67.8 percent and 59.4 percent, respectively, of total deposits. During 2009, we successfully recaptured a substantial portion of the matured time deposits and raised new retail deposits with low-cost core-deposit products. This deposit-portfolio rebalancing implemented under the Bank's deleveraging strategy allowed some run-off of rate-sensitive deposits.

The table below summarizes the deposit balances by major category for the periods indicated:

	Year Ended December 31,					
	2009		*2008*		*2007*	
(Dollars in thousands)	*Balance*	*Percent*	*Balance*	*Percent*	*Balance*	*Percent*
Demand, Noninterest-Bearing	$ 556,306	20.2%	$ 536,944	17.5%	$ 680,282	22.7%
Savings	111,172	4.0%	81,869	2.7%	93,099	3.1%
Money Market Checking and NOW Accounts	685,858	24.9%	370,401	12.1%	445,806	14.9%
Time Deposits of $100,000 or More	815,190	29.8%	849,800	27.6%	1,441,683	47.9%
Other Time Deposits	580,801	21.1%	1,231,066	40.1%	340,829	11.4%
Total Deposits	**$2,749,327**	**100.0%**	**$3,070,080**	**100.0%**	**$3,001,699**	**100.0%**

Demand deposits and money market accounts increased by $334.8 million, or 36.9 percent, in 2009 and decreased by $218.7 million, or 19.4 percent, in 2008. Core deposits (defined as demand, money market and savings deposits) increased by $364.1 million, or 36.8 percent, to $1.35 billion as of December 31, 2009 from $989.2 million as of December 31, 2008. At December 31, 2009, noninterest-bearing demand deposits represented 20.2 percent of total deposits compared to 17.5 percent at December 31, 2008. Despite the increased competitive pressures to build core deposits in light of the current recessionary economic condition, we attribute the ability to maintain our core deposit base to our strong brand awareness and marketing efforts in our service markets.

Brokered deposits decreased by $670.7 million from $874.2 million as of December 31, 2008 to $203.5 million as of December 31, 2009. All of our brokered deposits as of December 31, 2009 will mature in less than one year and the Bank is currently restricted from accepting brokered deposits due to our capital classification. Brokered deposits are not a guaranteed source of funds, which may affect our ability to raise necessary liquidity. We plan to continue to reduce the Bank's reliance on wholesale funding, including FHLB advances and brokered deposits, and build our deposit base with long-term relationships. For additional discussion regarding our brokered deposits and payment of interest rates on our deposits, see *"Interest Rate Risk Management — Liquidity — Hanmi Bank."*

Average deposits for the years ended December 31, 2009, 2008 and 2007 were $3.11 billion, $2.91 billion and $2.99 billion, respectively. Average deposits increased by 6.7 percent in 2009 and decreased by 2.6 percent in 2008.On October 3, 2008, the FDIC deposit insurance limit on most accounts was increased from $100,000 to $250,000. This increase is in effect through December 31, 2013. As of December 31, 2009, time deposits of more than $250,000 were $261.0 million.

The table below summarizes the distribution of average deposits and the average rates paid for the periods indicated:

	Year Ended December 31,					
	2009		*2008*		*2007*	
(Dollars in thousands)	*Average Balance*	*Average Rate*	*Average Balance*	*Average Rate*	*Average Balance*	*Average Rate*
Demand, Noninterest-Bearing	$ 541,822	—	$ 630,631	—	$ 702,329	—
Savings	91,089	2.56%	89,866	2.33%	97,173	2.06%
Money Market Checking and NOW Accounts	507,619	1.93%	618,779	3.22%	452,825	3.41%
Time Deposits of $100,000 or More	1,051,994	3.31%	1,045,968	4.17%	1,430,603	5.28%
Other Time Deposits	916,798	3.20%	527,927	3.55%	306,876	5.07%
Total Deposits	**$3,109,322**	**2.45%**	**$2,913,171**	**2.90%**	**$2,989,806**	**3.63%**

The table below summarizes the maturity of time deposits of $100,000 or more at December 31 for the years indicated:

(In thousands)	December 31, 2009	2008	2007
Three Months or Less	$344,901	$238,695	$ 958,917
Over Three Months Through Six Months	246,116	246,087	289,293
Over Six Months Through Twelve Months	219,739	338,233	188,890
Over Twelve Months	4,434	26,785	4,583
Total Time Deposits of $100,000 or More	**$815,190**	**$849,800**	**$1,441,683**

Federal Home Loan Bank Advances

FHLB advances and other borrowings mostly take the form of advances from the FHLB of San Francisco and overnight federal funds. At December 31, 2009, advances from the FHLB were $154.0 million, a decrease of $268.2 million, or 63.5 percent, from the December 31, 2008 balance of $422.2 million as we have been successfully executing a strategy replacing the usage of wholesale funds with more stable customer deposits in 2009. As of December 31, 2009, there were no FHLB advances with a remaining maturity of less than one year. See *"Note 10 — FHLB Advances and Other Borrowings"* for more details.

Junior Subordinated Debentures

During the first half of 2004, we issued two junior subordinated notes bearing interest at the three-month London InterBank Offered Rate ("LIBOR") plus 2.90 percent totaling $61.8 million and one junior subordinated note bearing interest at the three-month LIBOR plus 2.63 percent totaling $20.6 million. The outstanding subordinated debentures related to these offerings, the proceeds of which were used to finance the purchase of PUB, totaled $82.4 million at December 31, 2009 and 2008. In October 2008, we committed to the FRB that no interest payments on the junior subordinated debentures would be made without the prior written consent of the FRB. Therefore, in order to preserve its capital position, Hanmi Financial's Board of Directors has elected to defer quarterly interest payments on its outstanding junior subordinated debentures until further notice, beginning with the interest payment that was due on January 15, 2009. In addition, we are prohibited from making interest payments on our outstanding junior subordinated debentures under the terms of our recently issued regulatory enforcement actions without the prior written consent of the FRB and DFI. Accrued interest payable on junior subordinated debentures amounted to $4.1 million and $780,000 at December 31, 2009 and December 31, 2008, respectively. See *"Note 11 — Junior Subordinated Debentures"* for further details.

Interest Rate Risk Management

Interest rate risk indicates our exposure to market interest rate fluctuations. The movement of interest rates directly and inversely affects the economic value of fixed-income assets, which is the present value of future cash flow discounted by the current interest rate; under the same conditions, the higher the current interest rate, the higher the denominator of discounting. Interest rate risk management is intended to decrease or increase the level of our exposure to market interest rates. The level of interest rate risk can be managed through such means as the changing of gap positions and the volume of fixed-income assets. For successful management of interest rate risk, we use various methods to measure existing and future interest rate risk exposures, giving effect to historical attrition rates of core deposits. In addition to regular reports used in business operations, repricing gap analysis, stress testing and simulation modeling are the main measurement techniques used to quantify interest rate risk exposure.

The following table shows the status of our gap position as of December 31, 2009:

(Dollars in thousands)	*Less Than Three Months*	*After Three Months But Within One Year*	*After One Year But Within Five Years*	*After Five Years*	*Non-Interest-Sensitive*	*Total*
Assets						
Cash and Due from Banks	$ —	$ —	$ —	$ —	$ 55,263	$ 55,263
Interest — Bearing Deposits in Other Banks	95,559	3,288	—	—	—	98,847
Investment Securities:						
Fixed Rate	4,624	11,980	32,367	71,877	—	120,848
Floating Rate	68	306	7,180	4,887	—	12,441
Loans:						
Fixed Rate	151,971	297,291	475,805	5,285	—	930,352
Floating Rate	1,627,047	14,921	29,292	—	—	1,671,260
Non — Accrual	—	—	—	—	219,000	219,000
Deferred Loan Fees and Allowance for Loan Losses	—	—	—	—	(146,548)	(146,548)
Federal Home Loan Bank and Federal Reserve Bank Stock	—	—	—	38,575	—	38,575
Other Assets	—	26,408	—	6,785	129,475	162,668
Total Assets	**$1,879,269**	**$ 354,194**	**$544,644**	**$127,409**	**$ 257,190**	**$3,162,706**
Liabilities and Stockholders' Equity						
Liabilities:						
Deposits:						
Demand — Noninterest — Bearing	$ —	$ —	$ —	$ —	$ 556,306	$ 556,306
Savings	11,017	26,416	53,823	19,916	—	111,172
Money Market Checking and NOW Accounts	95,881	198,843	278,109	113,025	—	685,858
Time Deposits:						
Fixed Rate	648,555	741,664	5,767	5	—	1,395,991
Floating Rate	—	—	—	—	—	—
Federal Home Loan Bank Advances	150,197	606	3,175	—	—	153,978
Other Borrowings	1,747	—	—	—	—	1,747
Junior Subordinated Debentures	82,406	—	—	—	—	82,406
Other Liabilities	—	—	—	—	25,504	25,504
Stockholders' Equity	—	—	—	—	149,744	149,744
Total Liabilities and Stockholders' Equity	**$ 989,803**	**$ 967,529**	**$340,874**	**$132,946**	**$ 731,554**	**$3,162,706**
Repricing Gap	$ 889,466	$(613,335)	$203,770	$ (5,537)	$(474,364)	$ —
Cumulative Repricing Gap	$ 889,466	$ 276,131	$479,901	$474,364	$ —	$ —
Cumulative Repricing Gap as a Percentage of Total Assets	28.12%	8.73%	15.17%	15.00%	—	
Cumulative Repricing Gap as a Percentage of Interest-Earning Assets	30.97%	9.61%	16.71%	16.51%	—	

The repricing gap analysis measures the static timing of repricing risk of assets and liabilities (i.e., a point-in-time analysis measuring the difference between assets maturing or repricing in a period and liabilities maturing or repricing within the same period). Assets are assigned to maturity and repricing categories based on their expected repayment or repricing dates, and liabilities are assigned based on their repricing or maturity dates. Core deposits that have no maturity dates (demand deposits, savings, money market checking and NOW accounts) are assigned to categories based on expected decay rates.

As of December 31, 2009, the cumulative repricing gap for the three-month period was asset-sensitive position and 30.97 percent of interest-earning assets, which decreased from the December 31, 2008 figure of 31.21 percent. The decrease was caused primarily by a decrease of $351.0 million in fixed and floating rate loans with maturities or expected to reprice within three months and a decrease of $130.0 million in overnight federal funds sold, partially offset by a decrease of $210.8 million in FHLB advances with maturities or expected to reprice within three months. The cumulative repricing gap for the twelve-month period was asset-sensitive position and 9.61 percent of interest-earning assets, which increased from the December 31, 2008 figure that was liability-sensitive and 4.04 percent. The increase was caused primarily by a decrease of $534.3 million in fixed and floating rate time deposits with maturities or expected to reprice within twelve months and a decrease of $260.5 million in FHLB advances with maturities or expected to reprice within twelve months, partially offset by a decrease of $299.6 million in fixed and floating rate loans with maturities or expected to reprice within twelve months and a decrease of $130.0 million in overnight federal funds sold.

The following table summarizes the status of the cumulative gap position as of the dates indicated.

	Less Than Three Months		*Less Than Twelve Months*	
	December 31,		*December 31,*	
(Dollars in thousands)	*2009*	*2008*	*2009*	*2008*
Cumulative Repricing Gap	$889,466	$1,127,888	$276,131	$(145,945)
Percentage of Total Assets	28.12%	29.10%	8.73%	(3.77)%
Percentage of Interest-Earning Assets	30.97%	31.21%	9.61%	(4.04%)

The spread between interest income on interest-earning assets and interest expense on interest-bearing liabilities is the principal component of net interest income, and interest rate changes substantially affect our financial performance. We emphasize capital protection through stable earnings rather than maximizing yield. In order to achieve stable earnings, we prudently manage our assets and liabilities and closely monitor the percentage changes in net interest income and equity value in relation to limits established within our guidelines.

To supplement traditional gap analysis, we perform simulation modeling to estimate the potential effects of interest rate changes. The following table summarizes one of the stress simulations performed to forecast the impact of changing interest rates on net interest income and the market value of interest-earning assets and interest-bearing liabilities reflected on our balance sheet (i.e., an instantaneous parallel shift in the yield curve of the magnitude indicated). This sensitivity analysis is compared to policy limits, which specify the maximum tolerance level for net interest income exposure over a one-year horizon, given the basis point adjustment in interest rates reflected below.

Rate Shock Table

	Percentage Changes		*Change in Amount*	
Change in Interest Rate	*Net Interest Income*	*Economic Value of Equity*	*Net Interest Income*	*Economic Value of Equity*
		(Dollars in thousands)		
200%	11.08%	7.78%	$15,414	$23,345
100%	5.44%	4.49%	$ 7,575	$13,468
(100)%	*(1)*	*(1)*	*(1)*	*(1)*
(200)%	*(1)*	*(1)*	*(1)*	*(1)*

(1) The table above only reflects the impact of upward shocks due to the fact that a downward parallel shock of 100 basis points or more is not possible given that some short-term rates are currently less than one percent.

The estimated sensitivity does not necessarily represent our forecast and the results may not be indicative of actual changes to our net interest income. These estimates are based upon a number of assumptions including: the nature and timing of interest rate levels including yield curve shape, prepayments on loans and securities, pricing strategies on loans and deposits, and replacement of asset and liability cash flows. While the assumptions used are based on current economic and local market conditions, there is no assurance as to the predictive nature of these conditions, including how customer preferences or competitor influences might change.

Capital Resources and Liquidity

Capital Resources

In order to ensure adequate levels of capital, the Board continually assesses projected sources and uses of capital in conjunction with projected increases in assets and levels of risk. Management considers, among other things, earnings generated from operations, and access to capital from financial markets through the issuance of additional securities, including common stock or notes, to meet our capital needs. Total stockholders' equity was $149.7 million at December 31, 2009, which represented a decrease of $114.2 million, or 43.3 percent, compared to $263.9 million at December 31, 2008. The decrease was primarily due to provision for credit losses of $196.4 million during 2009.

Hanmi Financial and the Bank are deemed to be "adequately capitalized" as of December 31, 2009. Although there can be no assurance that we will be successful, the Board and management will make their utmost efforts to raise a sufficient capital within the required timeframe.

Under the Order, the Bank is also required to increase its capital and maintain certain regulatory capital ratios prior to certain dates specified in the Order. By July 31, 2010, the Bank will be required to increase its contributed equity capital by not less than an additional $100 million. The Bank will be required to maintain a ratio of tangible shareholder's equity to total tangible assets as follows:

Date	*Ratio of Tangible Shareholder's Equity to Total Tangible Assets*
By December 31, 2009	Not Less Than 7.0 Percent
By July 31, 2010	Not Less Than 9.0 Percent
From December 31, 2010 and Until the Order is Terminated	Not Less Than 9.5 Percent

If the Bank is not able to maintain the capital ratios identified in the Order, it must notify the DFI, and Hanmi and the Bank are required to notify the FRB if their respective capital ratios fall below those set forth in the capital plan to be submitted to the FRB. Inability to comply with the capital ratios identified in the Order raises substantial doubt about our ability to continue as a going concern. As of December 31, 2009, the Bank had a Tier 1 leverage ratio of 6.69 percent and tangible stockholder's equity to total tangible assets ratio of 7.13 percent.

Liquidity — Hanmi Financial

Hanmi Financial is a company separate and apart from the Bank that must provide for its own liquidity. Substantially all of Hanmi Financial's revenues are obtained from dividends declared and paid by the Bank. Under applicable California law, the Bank cannot make any distribution (including a cash dividend) to its shareholder (Hanmi Financial) in an amount which exceeds the lesser of: (i) the retained earnings of the Bank or (ii) the net income of the Bank for its last three fiscal years, less the amount of any distributions made by the Bank to its shareholder during such period. Notwithstanding the foregoing, with the prior approval of the California Commissioner of Financial Institutions, the Bank may make a distribution (including a cash dividend) to Hanmi Financial in an amount not exceeding the greatest of: (i) the retained earnings of the Bank; (ii) the net income of the Bank for its last fiscal year; or (iii) the net income of the Bank for its current fiscal year. The Bank currently has deficit retained earnings and has suffered net losses in 2007, 2008 and 2009. See *"Dividends"* for further information. As a result, the California Financial Code does not provide authority for the Bank to declare a dividend to Hanmi Financial, with or without Commissioner approval. In addition, the Bank has been prohibited by the MOU described in *"Notes to Consolidated Financial Statements, Note 15 — Regulatory Matters,"* and continues to be prohibited by the FRB Written Agreement and DFI Final Order, from paying dividends to Hanmi Financial unless it receives prior regulatory approval.

Currently, management believes that Hanmi Financial, on a stand-alone basis, has adequate liquid assets to meet its operating cash needs through December 31, 2010. On August 29, 2008, we elected to suspend payment of quarterly dividends on our common stock in order to preserve our capital position. In addition, Hanmi Financial has elected to defer quarterly interest payments on its outstanding junior subordinated debentures until further notice, beginning with the interest payment that was due on January 15, 2009. As of December 31, 2009, Hanmi Financial's liquid assets, including amounts deposited with the Bank, totaled $3.5 million, up from $2.2 million as of December 31, 2008.

Liquidity — Hanmi Bank

Management believes that the Bank, on a stand-alone basis, has adequate liquid assets to meet its current obligations. The Bank's primary funding source will continue to be deposits originated through its branch platform. In 2009, the Bank deployed two deposit campaigns to increase new deposits and reduce its reliance on wholesale funding to an optimum level.

Through the first deposit campaign promoted from December 2008 and early part of March 2009, the Bank achieved the objectives of maintaining adequate liquidity and reducing its reliance on wholesale funds. The second deposit campaign promoted during the third and fourth quarters of 2009 successfully recaptured a substantial portion of time deposits raised from the first deposit campaign with low-cost core-deposit products . This deposit-portfolio rebalancing implemented under the Bank's de-leveraging strategy allowed some run-off of rate-sensitive deposits. As a result, total deposits decreased by $320.8 million, or 10.4 percent, from $3.07 billion as of December 31, 2008 to $2.75 billion as of December 31, 2009. This decrease resulted primarily from a $340.1 million decrease in interest-bearing deposits, partially offset by a $19.4 million increase of noninterest-bearing deposits. The Bank's wholesale funds, consisting of Federal Home Loan Bank ("FHLB") advances and brokered deposits, significantly decreased by $938.9 million to $357.5 million at December 31, 2009 from $1.30 billion at December 31, 2008.

Due to the Bank's total risk-based capital ratio that was below 10% as of September 30, 2009 coupled with the regulatory enforcement action with a specific capital provision, the Bank is considered to be "adequately capitalized" under the regulatory framework for prompt corrective action. Section 29 of the Federal Deposit Insurance Act ("FDIA") limits the use of brokered deposits by institutions that are less than "well-capitalized" and allows the FDIC to place restrictions on interest rates that institutions may pay. On May 29, 2009, the FDIC approved a final rule to implement new interest rate restrictions on institutions that are not "well capitalized." The rule, which became effective on January 1, 2010, limits the interest rate paid by such institutions to 75 basis points above a national rate, as derived from the interest rate average of all institutions. On December 4, 2009, the FDIC issued a Financial Institution Letter, FIL-69-2009, which requires institutions that are not well capitalized to request a determination from the FDIC whether they are operating in an area where rates paid on deposits are higher than the national rate. The Financial Institution Letter allows the institutions that submit determination requests by December 31, 2009 to follow the national rate for local customers by March 1, 2010, if determined not to be operating in a high rate area. Regardless of the determination, institutions must use the national rate caps to determine conformance for all deposits outside the market area beginning January 1, 2010.

The Bank has been in compliance with the rate restriction for non-local customers since January 2010. Since then, there has been no noticeable change in non-local deposits. The Bank is also required to be in compliance with the national rate caps for local customers starting in March 2010. Our ability to compete for local deposits in the Korean-American community may be limited due to the interest rate restriction. However, we believe that we will be able to compete effectively against our competition with innovative products and quality customer service rather than deposit rates.

The Bank's primary source of borrowings is the FHLB, from which the Bank is eligible to borrow up to 20 percent of its total assets. As of December 31, 2009, the total borrowing capacity available based on pledged collateral and the remaining available borrowing capacity were $571.2 million and $415.9 million, respectively. The Bank's FHLB borrowings as of December 31, 2009 totaled $154.0 million, representing 4.9 percent of total assets. As of March 12, 2010, the Bank's FHLB borrowing capacity available based on pledged collateral and the remaining available borrowing capacity were $355.0 million and $447.3 million, respectively. The amount that the FHLB is willing to advance differs based on the quality and character of qualifying collateral pledged by the Bank, and the advance rates for qualifying collateral may be adjusted upwards or downwards by the FHLB from time to time. To the extent deposit renewals and deposit growth are not sufficient to fund maturing and withdrawable deposits, repay maturing borrowings, fund existing and future loans and investment securities and otherwise fund working capital needs and capital expenditures, the Bank may utilize the remaining borrowing capacity from its FHLB borrowing arrangement.

As a means of augmenting its liquidity, the Bank had an available borrowing source of $143.7 million from the Federal Reserve Discount Window (the "Fed Discount Window"), to which the Bank pledged loans with a carrying value of $400.4 million, and had no borrowings as of

December 31, 2009. In August 2009, South Street Securities LLC extended a line of credit to the Bank for reverse repurchase agreements up to a maximum of $100.0 million. This line of credit will continue for a term of one year, and, unless amended or terminated, will automatically renew for successive one-year terms.

On July 10, 2009, due to a deterioration in the Bank's risk profile, the Borrower in Custody Program of the Fed Discount Window in which the Bank has participated changed from the primary credit program to the secondary credit program, which allows the Bank to request very short-term credit (typically overnight) at a rate that is above the primary credit rate. As of March 12, 2010, the Bank had $239.4 million available for use through the Fed Discount Window, as the Bank pledged loans with a carrying value of $557.0 million, and there were no borrowings. As the Bank has pledgeable loans, it will pledge additional loans to maintain an adequate level of borrowing line with the Fed Discount Window.

Current market conditions have limited the Bank's liquidity sources principally to secured funding outlets such as the FHLB and Fed Discount Window. There can be no assurance that actions by the FHLB or Federal Reserve Bank would not reduce the Bank's borrowing capacity or that the Bank would be able to continue to replace deposits at competitive rates. The Bank is currently restricted from accepting brokered deposits as a funding source. As of December 31, 2009, brokered deposits were $203.5 million, or 7.4 percent of total deposits. All brokered deposits are currently scheduled to mature on or prior to June 30, 2010. In 2009, the Bank successfully replaced $670.7 million of brokered. The Bank believes that it will be able to replenish the maturing brokered deposits with retail deposits, as it demonstrated its ability to generate retail deposits for the past twelve months. If the Bank is unable to replace these maturing deposits with new deposits, the Bank believes that it has adequate liquidity resources to fund its obligations with its secured funding outlets with the FHLB and Fed Discount Window.

Off-Balance Sheet Arrangements

We are a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of our customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized on the Consolidated Balance Sheets. The Bank's exposure to credit losses in the event of non-performance by the other party to commitments to extend credit and standby letters of credit is represented by the contractual notional amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for extending loan facilities to customers. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, was based on management's credit evaluation of the counterparty.

Collateral held varies but may include accounts receivable; inventory; property, plant and equipment; and income-producing or borrower-occupied properties. The following table shows the distribution of undisbursed loan commitments as of the dates indicated:

	December 31,	
	2009	*2008*
	(In thousands)	
Commitments to Extend Credit	$262,821	$386,785
Standby Letters of Credit	17,225	47,289
Commercial Letters of Credit	13,544	29,177
Unused Credit Card Lines	23,408	16,912
Total Undisbursed Loan Commitments	**$316,998**	**$480,163**

Contractual Obligations

Our contractual obligations as of December 31, 2009 are as follows:

Contractual Obligations	*Less Than One Year*	*More Than One Year and Less Than Three Years*	*More Than Three Years and Less Than Five Years*	*More Than Five Years*	*Total*
			(In thousands)		
Time Deposits	$1,389,983	$ 5,974	$ 29	$ 5	$1,395,991
Federal Home Loan Bank Advances and Other Borrowings	1,747	150,000	3,978	—	155,725
Commitments to Extend Credit	262,821	—	—	—	262,821
Junior Subordinated Debentures	—	—	—	82,406	82,406
Standby Letters of Credit	17,184	41	—	—	17,225
Operating Lease Obligations	5,401	8,532	5,390	7,344	26,667
Total Contractual Obligations	**$1,677,136**	**$164,547**	**$9,397**	**$89,755**	**$1,940,835**

Recently Issued Accounting Standards

FASB ASC 105, "Generally Accepted Accounting Principles" — The FASB ASC is the exclusive authoritative reference for non-governmental U.S. GAAP for use in financial statements issued for interim and annual periods ending after September 15, 2009, except for SEC rules and interpretive releases, which are also authoritative GAAP for SEC registrants. The contents of the Codification will carry the same level of authority, eliminating the four-level GAAP hierarchy previously set forth. The FASB ASC supersedes all existing non-SEC accounting and reporting standards. All other non-grandfathered, non-SEC accounting literature not included in the FASB ASC is non-authoritative. FASB ASC 105 did not have a material the effect on our financial condition or results of operations.

FASB ASC 810, "Consolidations" — FASB ASC 810 amends the guidance related to the consolidation of variable interest entities ("VIE's"). It requires reporting entities to evaluate former qualifying special-purpose entities ("QSPE's") for consolidation, changes the approach to determining a VIE's primary beneficiary from a quantitative assessment to a qualitative assessment designed to identify a controlling financial interest, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a VIE. It also clarifies, but does not significantly change, the characteristics that identify a VIE. FASB ASC 810 requires additional year-end and interim disclosures for public and non-public companies that are similar to the disclosures required by FASB ASC 810-10-50. FASB ASC 810 is effective as of the beginning of a company's first fiscal year that begins after November 15, 2009 (January 1, 2010 for calendar year-end companies), and for subsequent interim and annual reporting periods. All QSPE's and entities currently subject to the guidance related to the consolidation of VIE's will need to be reevaluated under the amended consolidation requirements as of the beginning of the first annual reporting period that begins after November 15, 2009. Early adoption is prohibited. We are currently evaluating the effect that the provisions of FASB ASC 810 may have on our financial condition and results of operations.

FASB ASC 860, "Transfers and Servicing" — FASB ASC 860 amends the guidance related to the accounting for transfers and servicing of financial assets and extinguishments of liabilities. It eliminates the QSPE concept, creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale, clarifies the derecognition criteria, revises how retained interests are initially measured, and removes the guaranteed mortgage securitization recharacterization provisions. FASB ASC 860 requires additional year-end and interim disclosures for public and nonpublic companies that are similar to the disclosures required by FASB ASC 810-10-50. FASB ASC 860 is effective as of the beginning of a company's first fiscal year that begins after November 15, 2009 (January 1, 2010 for calendar year-end companies), and for subsequent interim and annual reporting periods. FASB ASC 860's disclosure requirements must be applied to transfers that occurred before and after its effective date. Early adoption is prohibited. We are currently evaluating the effect that the provisions of FASB ASC 860 may have on our financial condition and results of operations.

FASB ASC 855, "Subsequent Events" — FASB ASC 855 addresses accounting and disclosure requirements related to subsequent events. FASB ASC 855 requires management to evaluate subsequent events through the date the financial statements are either issued or available to be issued, depending on the company's expectation of whether it will widely distribute its financial statements to its shareholders and other financial statement users. FASB ASC 855 is effective for interim or annual financial periods ending after June 15, 2009 and should be applied prospectively. The adoption of FASB ASC 855 did not have a material effect on our financial condition or results of operations.

FASB ASU 2010-01, "Equity (Topic 505), Accounting for Distributions to Shareholders with Components of Stock and Cash" — ASU 2010-01 clarifies that the stock portion of a distribution to shareholders that allows them to elect to receive cash or stock with a potential limitation on the total amount of cash that all shareholders can elect to receive in the aggregate is considered a share issuance that is reflected in earnings per share prospectively and is not a stock dividend. ASU 2010-01 is effective for interim and annual periods ending on or after December 15, 2009 and is required to be applied on a retrospective basis. Adoption of ASU 2010-01 did not have a significant impact on the Company's consolidated financial statements.

FASB ASU 2010-06, "Fair Value Measurements and Disclosures (Topic 820)" — ASU 2010-06 adds new requirements for disclosures about transfers into and out of Level 1 and 2 and separate disclosures about purchases, sales, issuances and settlements relating to Level 3 measurements. It also clarifies existing fair value disclosures about the level of disaggregation, entities will be required to provide fair value measurement disclosures for each class of assets and liabilities, and about inputs and valuation techniques used to measure fair value. ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010. Adoption of ASU 2010-06 is not expected to have a significant impact on the Company's consolidated financial statements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

For quantitative and qualitative disclosures regarding market risks in the Bank's portfolio, see *"Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations — Interest Rate Risk Management"* and *"— Capital Resources and Liquidity ."*

Item 8. Financial Statements and Supplementary Data

The financial statements required to be filed as a part of this Report are set forth on pages 83 through 142

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures are the controls and other procedures that are designed to ensure that information required to be disclosed in the reports that Hanmi Financial Corporation ("Hanmi Financial") files or submits under the Securities Exchange Act of 1934, as amended (the "Exchange Act") is recorded, processed, summarized, and reported within the time periods specified in the SEC rules and forms. Disclosure controls and procedures include, among other processes, controls and procedures designed to ensure that information required to be disclosed in the reports that Hanmi Financial files or submits under the Exchange Act is accumulated and communicated to management, including the Chief Executive Officer and Chief financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Hanmi Financial carried out an evaluation, under the supervision and with the participation of management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the design and operation of the company's disclosure controls and procedures as of December 31, 2009 pursuant to Exchange Act Rule 13a-15b. Based on that evaluation and the identification of the material weakness in Hanmi Financial's internal control over financial reporting as described below under "Management's Report on Internal Control over Financial Reporting", the Chief Executive Officer and

Chief Financial Officer have concluded that Hanmi Financial's disclosure controls and procedures were not effective as of December 31, 2009.

Management's Report on Internal Control Over Financial Reporting

Management of Hanmi Financial is responsible for establishing and maintaining adequate internal control over financial reporting pursuant to the rules and regulations of the Securities and Exchange Commission. Hanmi Financial's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with U.S. generally accepted accounting principles. Internal control over financial reporting includes those written policies and procedures that:

- pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles;
- provide reasonable assurance that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the consolidated financial statements.

Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting form human failures. Internal control over financial reporting can also be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of Hanmi Financial's financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

As of December 31, 2009, Hanmi Financial carried out an evaluation, under the supervision and with the participation of Management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of internal control over financial reporting pursuant to Rule 13a-15(c), as adopted by the SEC under the Exchange Act. In evaluating the effectiveness of the internal control over financial reporting, management used the framework established in Internal Control — Integrated Framework, issued by the Committed of Sponsoring Organizations of the Treadway Commission (COSO).

A material weakness is a control deficiency, or combination of control deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of Hanmi Financial's annual or interim financial statements will not be prevented or detected on a timely basis. Management identified the following a material weakness as of December 31, 2009 related to management's policies and procedures for the monitoring and timely evaluation of and revision to management's approach for assessing credit risk inherent in the Company's loan portfolio to reflect changes in the economic environment. Specifically, neither the internal loan review grading process control nor the information and communication control that are designed to prompt senior management's review over the adequacy of the loan loss reserve factors were operating effectively.

Based on our assessment and the criteria discussed above, Hanmi Financial has concluded that, as of December 31, 2009, internal control over financial reporting was not effective as a result of the aforementioned material weakness.

KPMG LLP, the independent registered public accounting firm that audited and reported on the consolidated financial statements of Hanmi Financial, has issued an adverse opinion on the effectiveness of the Hanmi Financial's internal control over financial reporting as of December 31, 2009.

Changes in Internal Control over Financial Reporting

During the fourth quarter of 2009, we implemented the following changes in our internal control over financial reporting to address a previously reported material weakness:

We designed and implemented several key initiatives to significantly strengthen our internal loan review function. These included:

- intensive review by the loan monitoring department to validate the appropriateness of loan grades;
- expanded additional review of all loan grading changes by management and senior loan officers;
- independent third party review to ensure the assessment of our internal loan grades.

We implemented several key changes to ensure the adequacy of allowance for loan losses. These included:

- increasing qualitative adjustments based on current and potential loss scenarios to sufficiently reflect deterioration in the asset portfolio as well as economic decline;
- implementing more stringent assessment of restructured loans by down-grading all such loans to Substandard;
- closely monitoring collateral dependent loans by continually obtaining up to date valuations;
- adhering to more stringent requirements for charge-offs regards to impaired loans.

Our changes described above implemented during the fourth quarter of 2009 due to the previously identified material weakness have materially affected such internal control over financial reporting.

Remediation of Material Weakness

Hanmi Financial determined the following additional steps necessary to address the aforementioned material weaknesses, including:

- increasing management oversight of the loan portfolio by establishing two new departments to primarily focus on performing quality control review and monitoring;
- providing intensive onsite review and training to loan officers and other branch staffs by management;
- outsourcing to independent third parties for credit review to validate the appropriateness of internal loan grading.

We began to execute the remediation plans identified above in the fourth quarter of 2009, and we believe our controls and procedures will continue to improve as a result of the further implementation of these actions. However, there can be no assurances that our efforts will be successful or that additional efforts will not be necessary by the Company to remediate this material weakness.

The Board of Directors and Stockholders
Hanmi Financial Corporation:

We have audited Hanmi Financial Corporation's (the Company) internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control–Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Hanmi Financial Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial will not be prevented or detected on a timely basis. Management identified and included in its assessment a material weakness related to the allowance for loan losses that related to management's policies and procedures for the monitoring and timely evaluation of and revision to management's approach for assessing credit risk inherent in the Company's loan portfolio to reflect changes in the economic environment.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Hanmi Financial Corporation and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of operations, changes in stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2009, and our report dated March 15, 2010 expressed an unqualified opinion on those consolidated financial statements. Our report contains an explanatory paragraph that states the Company is operating under a formal supervisory agreement with the Federal Reserve Bank of San Francisco and the California Department of Financial Institutions. The agreement restricts certain operations and requires the Company to, among other things, increase the contributed equity capital at Hanmi Bank by $100 million by July 31, 2010 and achieve specific regulatory capital ratios by July 31, 2010 and December 31, 2010. The ability of the Company to comply with the terms of this agreement and its requirements raises substantial doubt about its ability to continue as a going concern. This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2009 consolidated financial statements, and this report does not affect our report thereon.

In our opinion, because of the affect of the aforementioned material weakness on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over the financial reporting as of December 31, 2009, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organization of the Treadway Commission.

/s/ KPMG LLP

Los Angeles, California
March 15, 2010

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers And Corporate Governance

Except as hereinafter noted, the information concerning directors and officers of Hanmi Financial is incorporated by reference from the sections entitled *"The Board of Directors and Executive Officers"* and *"Section 16(a) Beneficial Ownership Reporting Compliance"* of Hanmi Financial's Definitive Proxy Statement for the Annual Meeting of Stockholders, which will be filed with the SEC within 120 days after the close of Hanmi Financial's fiscal year.

Code of Ethics

We have adopted a Code of Business Conduct and Ethics that applies to our principal executive officer, principal financial and accounting officer, controller and other persons performing similar functions. It will be provided to any stockholder without charge, upon the written request of that stockholder. Such requests should be addressed to Judith Kim, Associate General Counsel, Hanmi Financial Corporation, 3660 Wilshire Boulevard, Penthouse Suite A, Los Angeles, California 90010. It is also available on our website at *www.hanmi.com.*

Item 11. Executive Compensation

Information concerning executive compensation is incorporated by reference from the section entitled *"Executive Compensation"* of Hanmi Financial's Definitive Proxy Statement for the Annual Meeting of Stockholders, which will be filed with the SEC within 120 days after the close of Hanmi Financial's fiscal year.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information regarding security ownership of certain beneficial owners and management and related stockholder matters will appear under the caption *"Beneficial Ownership of Principal Stockholders and Management"* in Hanmi Financial's Definitive Proxy Statement for the Annual Meeting of Stockholders and is incorporated herein by reference.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table summarizes information as of December 31, 2009 relating to equity compensation plans of Hanmi Financial pursuant to which grants of options, restricted stock awards or other rights to acquire shares may be granted from time to time.

	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	*Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)*	*Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column(a))*
Equity Compensation Plans Approved By Security Holders	1,180,358	$11.78	3,000,000
Equity Compensation Plans Not Approved By Security Holders	—	$ —	—
Total Equity Compensation Plans	**1,180,358**	**$11.78**	**3,000,000**

Item 13. Certain Relationships and Related Transactions, and Director Independence

Information concerning certain relationships and related transactions and director independence is incorporated by reference from the sections entitled *"Certain Relationships and Related Transactions"* and *"Director Independence"* of Hanmi Financial's Definitive Proxy Statement for the Annual Meeting of Stockholders, which will be filed with the SEC within 120 days after the close of Hanmi Financial's fiscal year.

Item 14. Principal Accounting Fees and Services

Information concerning Hanmi Financial's principal accountants' fees and services is incorporated by reference from the section entitled *"Independent Accountants"* of Hanmi Financial's Definitive Proxy Statement for the Annual Meeting of Stockholders, which will be filed with the SEC within 120 days after the close of Hanmi Financial's fiscal year.

Item 15. Exhibits, Financial Statement Schedules

Financial Statements and Schedules

(1) The Financial Statements required to be filed hereunder are listed in the Index to Consolidated Financial Statements on page 83 of this Report.

(2) All Financial Statement Schedules have been omitted as the required information is inapplicable or has been included in the Notes to Consolidated Financial Statements.

(3) The Exhibits required to be filed with this Report are listed in the Exhibit Index included herein at pages 144 and 145.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Hanmi Financial Corporation:

We have audited the accompanying consolidated balance sheets of Hanmi Financial Corporation and subsidiaries (the Company) as of December 31, 2009 and 2008, and the related consolidated statements of operations, changes in stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hanmi Financial Corporation and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As further described in note 1 to the consolidated financial statements, at December 31, 2009, the Company and its wholly-owned subsidiary Hanmi Bank, are currently operating under a formal supervisory agreement ("the Agreement") with the Federal Reserve Bank of San Francisco and the California Department of Financial Institutions. The Agreement restricts certain operations and requires the Company to, among other things, increase the contributed equity capital at Hanmi Bank by $100 million by July 31, 2010 and achieve specified regulatory capital ratios by July 31, 2010 and December 31, 2010. Failure to achieve all of the agreement's requirements may lead to additional regulatory actions including being placed into receivership or conservatorship. The ability of the Company to comply with terms of this agreement raises substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters also are described in note 1 to the consolidated financial statements. The 2009 consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Hanmi Financial Corporation's internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 15, 2010 expressed an adverse opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG LLP

Los Angeles, California
March 15, 2010

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands)	*December 31,* 2009	2008
ASSETS		
Cash and Due From Banks	$ 55,263	$ 83,933
Interest-Bearing Deposits in Other Banks	98,847	2,014
Federal Funds Sold	—	130,000
Cash and Cash Equivalents	154,110	215,947
Securities Held to Maturity, at Amortized Cost (Fair Value: 2009 — $871; 2008 — $910)	869	910
Securities Available for Sale, at Fair Value	132,420	196,207
Loans Receivable, Net of Allowance for Loan Losses of $144,996 and $70,986 at December 31, 2009 and 2008, Respectively	2,669,054	3,253,715
Loans Held for Sale, at the Lower of Cost or Fair Value	5,010	37,410
Customers' Liability on Acceptances	994	4,295
Premises and Equipment, Net	18,657	20,279
Accrued Interest Receivable	9,492	12,347
Other Real Estate Owned	26,306	823
Deferred Income Taxes	3,608	29,456
Servicing Assets	3,842	3,791
Other Intangible Assets	3,382	4,950
Federal Home Loan Bank Stock, at Cost	30,697	30,697
Federal Reserve Bank Stock, at Cost	7,878	10,228
Income Taxes Receivable	56,554	11,712
Bank-Owned Life Insurance	26,408	25,476
Other Assets	13,425	17,573
TOTAL ASSETS	**$3,162,706**	**$3,875,816**
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES:		
Deposits:		
Noninterest-Bearing	$ 556,306	$ 536,944
Interest-Bearing:	2,193,021	2,533,136
Total Deposits	2,749,327	3,070,080
Accrued Interest Payable	12,606	18,539
Acceptances Outstanding	994	4,295
Federal Home Loan Bank Advances	153,978	422,196
Other Borrowings	1,747	787
Junior Subordinated Debentures	82,406	82,406
Other Liabilities	11,904	13,598
Total Liabilities	**3,012,962**	**3,611,901**
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' EQUITY:		
Common Stock, $0.001 Par Value; Authorized 200,000,000 Shares; Issued 55,814,890 Shares (51,182,390 Shares Outstanding) and 50,538,049 Shares (45,905,549 Shares Outstanding) at December 31, 2009 and 2008, Respectively	56	51
Additional Paid-In Capital	357,174	349,304
Unearned Compensation	(302)	(218)
Accumulated Other Comprehensive Income — Unrealized Gain on Securities Available for Sale, Interest-Only Strips and Interest Rate Swaps, Net of Income Taxes of $602 and $473 at December 31, 2009 and 2008, Respectively	859	544
Accumulated Deficit	(138,031)	(15,754)
Treasury Stock, at Cost (4,632,500 Shares at December 31, 2009 and 2008)	(70,012)	(70,012)
Total Stockholders' Equity	**149,744**	**263,915**
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$3,162,706**	**$3,875,816**

See Accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Dollars in thousands, except per share data)	*Year Ended December 31,* 2009	2008	2007
INTEREST AND DIVIDEND INCOME:			
Interest and Fees on Loans	$ 173,318	$ 223,942	$ 261,992
Taxable Interest on Investment Securities	5,675	9,387	13,399
Tax-Exempt Interest on Investment Securities	2,303	2,717	3,055
Interest on Term Federal Funds Sold	1,718	43	5
Dividends on Federal Reserve Bank Stock	592	692	704
Interest on Federal Funds Sold and Securities Purchased Under Resale Agreements	326	166	1,032
Interest on Interest-Bearing Deposits in Other Banks	151	10	—
Dividends on Federal Home Loan Bank Stock	64	1,226	709
Total Interest and Dividend Income	184,147	238,183	280,896
INTEREST EXPENSE:			
Interest on Deposits	76,246	84,353	108,517
Interest on Federal Home Loan Bank Advances	3,399	14,027	12,156
Interest on Junior Subordinated Debentures	3,271	5,056	6,644
Interest on Other Borrowings	2	346	1,793
Total Interest Expense	82,918	103,782	129,110
NET INTEREST INCOME (LOSS) BEFORE PROVISION FOR CREDIT LOSSES	101,229	134,401	151,786
Provision for Credit Losses	196,387	75,676	38,323
NET INTEREST INCOME AFTER PROVISION FOR CREDIT LOSSES	(95,158)	58,725	113,463
NON-INTEREST INCOME:			
Service Charges on Deposit Accounts	17,054	18,463	18,061
Insurance Commissions	4,492	5,067	4,954
Remittance Fees	2,109	2,194	2,049
Trade Finance Fees	1,956	3,088	4,493
Other Service Charges and Fees	1,810	2,365	2,527
Net Gain on Sales of Loans	1,220	765	5,452
Bank-Owned Life Insurance Income	932	952	933
Net Gain on Sales of Investment Securities	1,833	77	—
Other-Than-Temporary Impairment Loss on Securities	—	(2,410)	(1,074)
Other Operating Income	704	2,293	2,611
Total Non-Interest Income	32,110	32,854	40,006
NON-INTEREST EXPENSE:			
Salaries and Employee Benefits	33,101	42,209	47,036
Occupancy and Equipment	11,239	11,158	10,494
Deposit Insurance premiums and Regulatory Assessments	10,418	3,713	587
Data Processing	6,297	5,799	6,390
Other Real Estate Owned Expense	5,890	390	8
Professional Fees	4,099	3,539	2,468
Advertising and Promotion	2,402	3,518	3,630
Supplies and Communications	2,352	2,518	2,592
Loan-Related Expense	1,947	790	674
Amortization of Other Intangible Assets	1,568	1,958	2,324
Other Operating Expenses	11,041	12,042	10,835
Impairment Loss on Goodwill	—	107,393	102,891
Total Non-Interest Expense	90,354	195,027	189,929
INCOME (LOSS) BEFORE PROVISION (BENEFIT) FOR INCOME TAXES	(153,402)	(103,448)	(36,460)
Provision (Benefit) for Income Taxes	(31,125)	(1,355)	24,302
NET LOSS	**$ (122,277)**	**$ (102,093)**	**$ (60,762)**
EARNINGS (LOSS) PER SHARE:			
Basic	$ (2.57)	$ (2.23)	$ (1.27)
Diluted	$ (2.57)	$ (2.23)	$ (1.27)
WEIGHTED-AVERAGE SHARES OUTSTANDING:			
Basic	47,570,361	45,872,541	47,787,213
Diluted	47,570,361	45,872,541	47,787,213
DIVIDENDS DECLARED PER SHARE	$ —	$ 0.09	$ 0.24

See Accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME

	Common Stock — Number of Shares			Stockholders' Equity						
(Dollars in thousands)	Gross Shares Issued and Outstanding	Treasury Shares	Net Shares Issued and Outstanding	Common Stock	Additional Paid-in Capital	Unearned Compensation	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Deficit)	Treasury Stock, at Cost	Total Stockholders' Equity
BALANCE AT JANUARY 1, 2007	**50,239,613**	**(1,163,000)**	**49,076,613**	**50**	**344,810**	—	**(3,200)**	**164,751**	**(20,041)**	**486,370**
Shares Issued for Business Acquisitions	102,181	—	102,181	—	2,198	—	—	—	—	2,198
Exercises of Stock Options and Stock Warrants	132,647	—	132,647	—	1,164	—	—	—	—	1,164
Share-Based Compensation Expense	—	—	—	—	1,880	11	—	—	—	1,891
Restricted Stock Awards	19,000	—	19,000	—	256	(256)	—	—	—	—
Tax Benefit from Exercise of Stock Options	—	—	—	—	317	—	—	—	—	317
Cash Dividends	—	—	—	—	—	—	—	(11,574)	—	(11,574)
Repurchase of Common Stock	—	(3,469,500)	(3,469,500)	—	—	—	—	—	(49,971)	(49,971)
Repurchase of Stock Warrants	—	—	—	—	(2,552)	—	—	—	—	(2,552)
Comprehensive Income:										
Net Loss	—	—	—	—	—	—	—	(60,762)	—	(60,762)
Change in Unrealized Gain on Securities Available for Sale, Interest-Only Strips and Interest Rate Swaps, Net of Income Taxes	—	—	—	—	—	—	3,475	—	—	3,475
Total Comprehensive Loss										(57,287)
BALANCE AT DECEMBER 31, 2007	**50,493,441**	**(4,632,500)**	**45,860,941**	**50**	**348,073**	**(245)**	**275**	**92,415**	**(70,012)**	**370,556**
Cumulative-Effect Adjustment — Adoption of EITF Issue No. 06-4	—	—	—	—	—	—	—	(2,223)	—	(2,223)
Shares Issued for Business Acquisitions	39,608	—	39,608	1	292	—	—	—	—	293
Repurchase of Stock Options	—	—	—	—	(70)	—	—	—	—	(70)
Share-Based Compensation Expense	—	—	—	—	983	53	—	—	—	1,036
Restricted Stock Awards	10,000	—	10,000	—	67	(67)	—	—	—	—
Cancellation of Restricted Stock Award	(5,000)	—	(5,000)	—	(41)	41	—	—	—	—
Cash Dividends	—	—	—	—	—	—	—	(3,853)	—	(3,853)
Comprehensive Loss:										
Net Loss	—	—	—	—	—	—	—	(102,093)	—	(102,093)
Change in Unrealized Gain on Securities Available for Sale, Interest-Only Strips and Interest Rate Swaps, Net of Income Taxes	—	—	—	—	—	—	269	—	—	269
Total Comprehensive Loss										(101,824)
BALANCE AT DECEMBER 31, 2008	**50,538,049**	**(4,632,500)**	**45,905,549**	**$51**	**$349,304**	**$(218)**	**$ 544**	**$ (15,754)**	**$(70,012)**	**$ 263,915**
Shares Issued for Business Acquisitions	39,418	—	39,418	—	46	—	—	—	—	46
Issuance of Stock in Private Offering	5,070,423	—	5,070,423	5	6,834	—	—	—	—	6,839
Share-Based Compensation Expense	—	—	—	—	836	70	—	—	—	906
Restricted Stock Awards	205,000	—	205,000	—	284	(284)	—	—	—	—
Cancellation of Restricted Stock Award	(38,000)	—	(38,000)	—	(130)	130	—	—	—	—
Comprehensive Loss:										
Net Loss	—	—	—	—	—	—	—	(122,277)	—	(122,277)
Change in Unrealized Gain on Securities Available for Sale, Interest-Only Strips and Net of Income Taxes	—	—	—	—	—	—	315	—	—	315
Total Comprehensive Loss										(121,962)
BALANCE AT DECEMBER 31, 2009	**55,814,890**	**(4,632,500)**	**51,182,390**	**$56**	**$357,174**	**$(302)**	**$ 859**	**$(138,031)**	**$(70,012)**	**$ 149,744**

See Accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)	*Year Ended December 31,* 2009	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net Loss	$(122,277)	$(102,093)	$ (60,762)
Adjustments to Reconcile Net Loss to Net Cash Provided By Operating Activities:			
Depreciation and Amortization of Premises and Equipment	2,610	2,900	2,953
Amortization of Premiums and Accretion of Discounts on Investment Securities, Net	(516)	164	218
Amortization of Other Intangible Assets	1,568	1,958	2,324
Amortization of Servicing Assets	823	1,295	2,046
Share-Based Compensation Expense	906	1,036	1,891
Provision for Credit Losses	196,387	75,676	38,323
Federal Home Loan Bank and Federal Reserve Bank Stock Dividends	—	(1,259)	(708)
Net Gain on Sales of Investment Securities	(1,833)	(77)	—
Other-Than-Temporary Impairment Loss on Investment Securities	—	2,410	1,074
Net Gain on Sales of Loans	(1,220)	(765)	(5,452)
(Gain) Loss on Sales of Other Real Estate Owned	211	324	(226)
Valuation Impairment on Other Real Estate Owned	3,115	—	—
Impairment Loss on Goodwill	—	107,393	102,891
Excess Tax Benefit from Exercises of Stock Options	—	—	(193)
Deferred Tax Expense (Benefit)	26,016	(11,254)	(14,618)
Origination of Loans Held for Sale	(1,711)	(54,347)	(108,639)
Net Proceeds from Sales of Loans Held for Sale	35,331	24,037	131,626
Decrease (Increase) in Accrued Interest Receivable	2,855	5,064	(492)
Increase in Servicing Assets, Net	(874)	(750)	(1,803)
Increase in Cash Surrender Value of Bank-Owned Life Insurance	(932)	(951)	(933)
(Increase) Decrease in Other Assets	4,000	7,937	2,875
Increase in Income Taxes Receivable	(44,842)	(6,081)	—
Increase (Decrease) in Accrued Interest Payable	(5,933)	(3,289)	(754)
Increase (Decrease) in Other Liabilities	(1,428)	(5,573)	3,158
Net Cash Provided By Operating Activities	**92,256**	**43,755**	**94,821**
CASH FLOWS FROM INVESTING ACTIVITIES:			
Proceeds from Matured Term Federal Funds Sold	—	—	5,000
Proceeds from Redemption of Federal Home Loan Bank and Federal Reserve Bank Stock	2,350	4,074	—
Proceeds from Matured or Called Securities Available for Sale	62,144	147,320	89,958
Proceeds from Sales of Investment Securities Available for Sale	93,685	28,501	—
Proceeds from Sales of Other Real Estate Owned	4,917	2,128	1,306
Net Decrease (Increase) in Loans Receivable	354,328	(95,286)	(461,297)
Purchases of Federal Home Loan Bank and Federal Reserve Bank Stock	—	(10,261)	(7,849)
Purchases of Investment Securities Available for Sale	(89,357)	(24,580)	(44,980)
Purchases of Premises and Equipment	(988)	(2,379)	(3,682)
Business Acquisitions, Net of Cash Acquired	—	—	(1,727)
Net Cash Provided By (Used In) Investing Activities	**427,079**	**49,517**	**(423,271)**
CASH FLOWS FROM FINANCING ACTIVITIES:			
Increase (Decrease) in Deposits	(320,753)	68,381	56,984
Net Proceeds from Issuance of Common Stock in Private Offering	6,839	—	—
Proceeds from Exercises of Stock Options and Stock Warrants	—	—	1,164
Excess Tax Benefit from Exercises of Stock Options	—	—	193
Cash Paid to Acquire Treasury Stock	—	—	(49,971)
Cash Paid to Repurchase Stock Options and Stock Warrants	—	(70)	(2,552)
Cash Dividends Paid	—	(3,853)	(11,574)
Proceeds from Long-Term Federal Home Loan Bank Advances and Other Borrowings	—	250,000	—
Repayment of Long-Term Federal Home Loan Bank Advances and Other Borrowings	(107,218)	(468)	(443)
Net Change in Short-Term Federal Home Loan Bank Advances and Other Borrowings	(160,040)	(313,713)	318,546
Net Cash (Used In) Provided By Financing Activities	**(581,172)**	**277**	**312,347**
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(61,837)	93,549	(16,103)
Cash and Cash Equivalents at Beginning of Year	215,947	122,398	138,501
CASH AND CASH EQUIVALENTS AT END OF YEAR	**$ 154,110**	**$ 215,947**	**$ 122,398**
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:			
Cash Paid During the Period for:			
Interest Paid	$ 88,851	$ 107,071	$ 129,864
Income Taxes Paid	$ —	$ 13,873	$ 38,232
Non-Cash Activities:			
Stock Issued for Business Acquisition	$ 46	$ 293	$ 2,198
Transfer of Loans to Other Real Estate Owned	$ 38,726	$ 2,988	$ 1,367
Loan Provided in the Sale of Other Real Estate Owned	$ 5,000	$ —	$ —
Transfer of Equity Securities from Other Assets to Securities Available for Sale	$ —	$ 511	$ —

See Accompanying Notes to Consolidated Financial Statements.

Note 1 — Regulatory Matters and Going Concern Consideration

On November 2, 2009, the members of the Board of Directors of the Bank consented to the issuance of the Final Order ("Order") with the California Department of Financial Institutions (the "DFI"). On the same date, Hanmi Financial and the Bank entered into a Written Agreement (the "Agreement") with the Federal Reserve Bank of San Francisco (the "FRB"). The Order and the Agreement contain a list of strict requirements ranging from a capital directive to developing a contingency funding plan.

While Hanmi Financial intends to take such actions as may be necessary to enable Hanmi Financial and the Bank to comply with the requirements of the Regulatory Agreement and Order, there can be no assurance that Hanmi Financial or the Bank will be able to comply fully with the provisions of the Agreement and the Order, or that compliance with the Agreement and the Order will not have material and adverse effects on the operations and financial condition of the Hanmi Financial and the Bank. Any material failure to comply with the provisions of the Agreement and the Order could result in further enforcement actions by both DFI and FRB, or the placing of the Bank into conservatorship or receivership.

Written Agreement and Final Order

The Order and the Agreement contain substantially similar provisions. The Order and the Agreement require the Board of Directors of the Bank to prepare and submit written plans to the DFI and the FRB that address the following items: (i) strengthening board oversight of the management and operation of the Bank; (ii) strengthening credit risk management practices; (iii) improving credit administration policies and procedures; (iv) improving the Bank's position with respect to problem assets; (v) maintaining adequate reserves for loan and lease losses; (vi) improving the capital position of the Bank and, with respect to the Agreement, of Hanmi; (vii) improving the Bank's earnings through a strategic plan and a budget for 2010; (viii) improving the Bank's liquidity position and funds management practices; and (ix) contingency funding. In addition, the Order and the Agreement place restrictions on the Bank's lending to borrowers who have adversely classified loans with the Bank and requires the Bank to charge off or collect certain problem loans. The Order and the Agreement also require the Bank to review and revise its allowance for loan and lease losses consistent with relevant supervisory guidance. The Bank is also prohibited from paying dividends, incurring, increasing or guaranteeing any debt, or making certain changes to its business without prior approval from the DFI, and the Bank and Hanmi must obtain prior approval from the FRB prior to declaring and paying dividends.

Under the Order, the Bank is also required to increase its capital and maintain certain regulatory capital ratios prior to certain dates specified in the Order. By July 31, 2010, the Bank will be required to increase its contributed equity capital by not less than an additional $100 million. The Bank will be required to maintain a ratio of tangible shareholders' equity to total tangible assets as follows:

Date	Ratio of Tangible Shareholder's Equity to Total Tangible Assets
By December 31, 2009	Not Less Than 7.0 Percent
By July 31, 2010	Not Less Than 9.0 Percent
From December 31, 2010 and Until the Order is Terminated	Not Less Than 9.5 Percent

If the Bank is not able to maintain the capital ratios identified in the Order, it must notify the DFI, and Hanmi and the Bank are required to notify the FRB if their respective capital ratios fall below those set forth in the capital plan to be approved by the FRB. As of December 31, 2009, the Bank had a Tier 1 leverage ratio of 6.69 percent and tangible stockholder's equity to total tangible assets ratio of 7.13 percent. As of December 31, 2008, the Bank had a Tier 1 leverage ratio of 8.85 percent and tangible stockholder's equity to total tangible assets ratio of 8.68 percent.

Note 1 — Regulatory Matters and Going Concern Consideration *(Continued)*

To comply with the provisions of the Agreement and the Order, additional actions taken include the following:

- The Board Committees have been reorganized after a board assessment was conducted to leverage the experience and skill base of our directors and improve board oversight of the Bank's operations.
- Tools such as master calendar of scheduled events and policy exception trigger tables have been created to assist the Board's ability to monitor the Bank's operations more effectively.
- Jung Hak Son, a 24 year member of the Bank has been appointed to the Chief Credit Officer position and is currently awaiting approval from the regulatory agencies.
- Loan policies and procedures continue to be adjusted and enhanced to keep current with the rapidly changing credit and economic environment.
- Allowance for loan loss quantitative and qualitative factors have been changed to reflect the higher risk in the loan portfolio due to the recessionary economy.
- The credit department has also been reorganized and reinforced with additional personnel to increase the level of management loan review and loan monitoring.
- Written plans have been developed for each problem loan greater than $3 Million and the plans implemented and monitored to improve loan work out and loan collection.
- Bank's strategic plan has been reviewed and revised, then approved by the Board of Directors.
- Bank's liquidity management plan and contingency funding plan have been significantly revised to reflect the additional restrictions and challenges of the market.
- The capital plan has been revised and significant effort is being made to raise the required capital within the time frame mandated by the Order.
- A Compliance Committee has been organized to monitor the progress toward full compliance with all the provisions of the Agreement and the Order and approves the reports prior to submission according to the schedule established.

Policies and procedures have been developed, plans have been formulated, documented, approved and submitted and administrative requirements such as submission of quarterly progress reports are also being met. However, the results of these actions are still subject to review by our regulators.

Going Concern

As previously mentioned, we are required by federal regulatory authorities to maintain adequate levels of capital to support our operations. As part of the recently issued DFI Final Order, the Bank is also required to increase its capital and maintain certain regulatory capital ratios prior to certain dates specified in the Order. By July 31, 2010, the Bank will be required to increase its contributed equity capital by not less than an additional $100 million.

We have also committed to the FRB to adopt a consolidated capital plan to augment and maintain a sufficient capital position. Our existing capital resources may not satisfy our capital requirements for the foreseeable future and may not be

Note 1 — Regulatory Matters and Going Concern Consideration (Continued)

sufficient to offset any problem assets. Further, should our asset quality erode and require significant additional provision for credit losses, resulting in consistent net operating losses at the Bank, our capital levels will decline and we will need to raise capital to satisfy our agreements with the Regulators.

Our ability to raise additional capital will depend on conditions in the capital markets at that time, which are outside our control, and on our financial performance. Accordingly, we cannot be certain of our ability to raise additional capital if needed or on terms acceptable to us. Inability to raise additional capital when needed or comply with the terms of the Order or Agreement, raises substantial doubt about our ability to continue as a going concern.

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future, and do not include any adjustments to reflect the possible future effects on the recoverability or classification of assets, and the amounts or classification of liabilities that may result from the outcome of any regulatory action including being placed into receivership or conservatorship.

Note 2 — Summary of Significant Accounting Policies

Summary of Operations

Hanmi Financial Corporation ("Hanmi Financial," "we," "us" or "our") was formed as a holding company of Hanmi Bank (the "Bank") and registered with the Securities and Exchange Commission under the Securities Act of 1933 on March 17, 2001. Subsequent to its formation, each of the Bank's shares was exchanged for one share of Hanmi Financial with an equal value. Our primary operations are related to traditional banking activities, including the acceptance of deposits and the lending and investing of money through operation of the Bank.

The Bank is a community bank conducting general business banking, with its primary market encompassing the Korean-American community as well as other communities in the multi-ethnic populations of Los Angeles County, Orange County, San Bernardino County, San Diego County, the San Francisco Bay area, and the Silicon Valley area in Santa Clara County. The Bank's full-service offices are located in business areas where many of the businesses are run by immigrants and other minority groups. The Bank's client base reflects the multi-ethnic composition of these communities. The Bank is a California state-chartered financial institution insured by the FDIC. As of December 31, 2009, the Bank maintained a branch network of 27 full-service branch offices in California and two loan production offices in Virginia and Washington.

Our other subsidiaries, Chun-Ha Insurance Services, Inc. ("Chun-Ha") and All World Insurance Services, Inc. ("All World"), were acquired in January 2007. Founded in 1989, Chun-Ha and All World are insurance agencies that offer a complete line of insurance products, including life, commercial, automobile, health, and property and casualty.

Basis of Presentation

The accounting and reporting policies of Hanmi Financial and subsidiaries conform, in all material respects, to U.S. generally accepted accounting principles ("GAAP") and general practices within the banking industry. A summary of the significant accounting policies consistently applied in the preparation of the accompanying consolidated financial statements follows.

The Financial Accounting Standards Board's ("FASB") Accounting Standards Codification™ ("ASC") became effective on July 1, 2009. At that date, the ASC became FASB's officially recognized source of authoritative GAAP applicable to all

Note 2 — Summary of Significant Accounting Policies *(Continued)*

public and non-public non-governmental entities, superseding existing FASB, American Institute of Certified Public Accountants, Emerging Issues Task Force and related literature. Rules and interpretive releases of the SEC under the authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. All other accounting literature is considered non-authoritative. The switch to the ASC affects the way companies refer to GAAP in financial statements and accounting policies. Citing particular content in the ASC involves specifying the unique numeric path to the content through the Topic, Subtopic, Section and Paragraph structure.

Principles of Consolidation

The consolidated financial statements include the accounts of Hanmi Financial and our wholly owned subsidiaries, the Bank, Chun-Ha and All World. All intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas where estimates are made consist of the allowance for loan losses, other-than-temporary impairment, investment securities valuations and income taxes. Actual results could differ from those estimates.

Reclassifications

Certain reclassifications were made to the prior year's presentation to conform to the current year's presentation.

Liquidity Risk

FASB ASC 275, *"Risks and Uncertainties,"* requires reporting entities to disclose information about the nature of their operations and vulnerabilities due to certain concentrations. Liquidity risk could impair our ability to fund operations and jeopardize our financial condition. Liquidity is essential to our business. An inability to raise funds through deposits, borrowings, the sale of loans and other sources could have a material adverse effect on our liquidity. Our access to funding sources in amounts adequate to finance our activities could be impaired by factors that affect us specifically or the financial services industry in general. Factors that could detrimentally impact our access to liquidity sources include a decrease in the level of our business activity due to a market downturn or adverse regulatory action against us. Our ability to acquire deposits or borrow could also be impaired by factors that are not specific to us, such as a severe disruption of the financial markets or negative views and expectations about the prospects for the financial services industry as a whole as the recent turmoil faced by banking organizations in the domestic and worldwide credit markets deteriorates.

For further disclosure on our liquidity position and our available sources of liquidity, see *"Note 22 — Liquidity."*

Cash and Cash Equivalents

Cash and cash equivalents include cash, due from banks and overnight federal funds sold, all of which have original or purchased maturities of less than 90 days.

Note 2 — Summary of Significant Accounting Policies (Continued)

Securities

Securities are classified into three categories and accounted for as follows:

1. Securities that we have the positive intent and ability to hold to maturity are classified as "held-to-maturity" and reported at amortized cost;

2. Securities that are bought and held principally for the purpose of selling them in the near future are classified as "trading securities" and reported at fair value. Unrealized gains and losses are recognized in earnings; and

3. Securities not classified as held-to-maturity or trading securities are classified as "available for sale" and reported at fair value. Unrealized gains and losses are reported as a separate component of stockholders' equity as accumulated other comprehensive income, net of income taxes.

Accreted discounts and amortized premiums on investment securities are included in interest income using the effective interest method over the remaining period to the call date or contractual maturity and, in the case of mortgage-backed securities and securities with call features, adjusted for anticipated prepayments. Unrealized and realized gains or losses related to holding or selling of securities are calculated using the specific-identification method.

We are obligated to assess, at each reporting date, whether there is an other-than-temporary impairment to our investment securities. Such impairment must be recognized in current earnings rather than in other comprehensive income. The determination of other-than-temporary impairment is a subjective process, requiring the use of judgments and assumptions. We examine all individual securities that are in an unrealized loss position at each reporting date for other-than-temporary impairment. Specific investment-related factors we examine to assess impairment include the nature of the investment, severity and duration of the loss, the probability that we will be unable to collect all amounts due, an analysis of the issuers of the securities and whether there has been any cause for default on the securities and any change in the rating of the securities by the various rating agencies. Additionally, we evaluate whether the creditworthiness of the issuer calls the realization of contractual cash flows into question. Our impairment assessment also takes into consideration factor that we do not intend to sell the security and it is more likely than not it will be required to sell the security prior to recovery of its amortized cost basis of the security. If the decline in fair value is judged to be other than temporary, the security is written down to fair value which becomes the new cost basis and an impairment loss is recognized.

For debt securities, the classification of other-than-temporary impairment depends on whether we intend to sell the security or it more likely than not will be required to sell the security before recovery of its costs basis, and on the nature of the impairment. If we intend to sell a security or it is more likely than not it will be required to sell a security prior to recovery of its cost basis, the entire amount of impairment is recognized in earnings. If we do not intend to sell the security or it is more likely than not it will be required to sell the security prior to recovery of its cost basis, the credit loss component of impairment is recognized in earnings and impairment associated with non-credit factors, such as market liquidity, is recognized in other comprehensive income net of tax. A credit loss is the difference between the cost basis of the security and the present value of cash flows expected to be collected, discounted at the security's effective interest rate at the date of acquisition. The cost basis of an other-than-temporarily impaired security is written down by the amount of impairment recognized in earnings. The new cost basis is not adjusted for subsequent recoveries in fair value. Management does not believe that there are any investment securities, other than those identified in the current and previous periods, that are deemed other-than-temporarily impaired as of December 31, 2009.

Note 2 — Summary of Significant Accounting Policies *(Continued)*

We also have a minority investment of less than five percent in a publicly traded company, Pacific International Bancorp ("PIB"). As of December 31, 2009, the investment was carried at fair value and included in securities available for sale on the Consolidated Balance Sheets. As of December 31, 2009 and 2008, its carrying value was $794,000 and $804,000, respectively. We monitor the investment for impairment and make appropriate reductions in carrying value when necessary.

Loans Receivable

We originate loans for investment, with such designation made at the time of origination. Loans receivable that we have the intent and ability to hold for the foreseeable future, or until maturity, are stated at their outstanding principal, reduced by an allowance for loan losses and net of deferred loan fees or costs on originated loans and unamortized premiums or discounts on purchased loans. Non-refundable fees and direct costs associated with the origination or purchase of loans are deferred and netted against outstanding loan balances. The deferred net loan fees and costs are recognized in interest income as an adjustment to yield over the loan term using the effective interest method. Discounts or premiums on purchased loans are accreted or amortized to interest income using the effective interest method over the remaining period to contractual maturity adjusted for anticipated prepayments.

Interest on loans is credited to income as earned and is accrued only if deemed collectible. Direct loan origination costs are offset by loan origination fees with the net amount deferred and recognized over the contractual lives of the loans in interest income as a yield adjustment using the effective interest method. Discounts or premiums associated with purchased loans are accreted or amortized to interest income using the interest method over the contractual lives of the loans, adjusted for prepayments. Accretion of discounts and deferred loan fees is discontinued when loans are placed on non-accrual status.

Loans are placed on non-accrual status when, in the opinion of management, the full timely collection of principal or interest is in doubt. Generally, the accrual of interest is discontinued when principal or interest payments become more than 90 days past due. However, in certain instances, we may place a particular loan on non-accrual status earlier, depending upon the individual circumstances surrounding the loan's delinquency. When an asset is placed on non-accrual status, previously accrued but unpaid interest is reversed against current income. Subsequent collections of cash are applied as principal reductions when received, except when the ultimate collectibility of principal is probable, in which case interest payments are credited to income. Non-accrual assets may be restored to accrual status when principal and interest become current and full repayment is expected. Interest income is recognized on the accrual basis for impaired loans not meeting the criteria for non-accrual.

Loans Held for Sale

Loans originated and intended for sale in the secondary market, primarily Small Business Administration ("SBA") loans, are carried at the lower of aggregate cost or market value. Origination fees on loans held for sale, net of certain costs of processing and closing the loans, are deferred until the time of sale and are included in the computation of the gain or loss from the sale of the related loans. A valuation allowance is established if the market value of such loans is lower than their cost and net unrealized losses, if any, are recognized through a valuation allowance by charges to income.

Allowance for Loan Losses

Management believes the allowance for loan losses is adequate to provide for probable losses inherent in the loan portfolio. However, the allowance is an estimate that is inherently uncertain and depends on the outcome of future events. Management's estimates are based on previous loan loss experience; volume, growth and composition of the loan portfolio; the value of collateral; and current economic conditions. Our lending is concentrated in commercial, consumer, construction

Note 2 — Summary of Significant Accounting Policies *(Continued)*

and real estate loans in the greater Los Angeles/Orange County area. Although management believes the level of the allowance is adequate to absorb probable losses inherent in the loan portfolio, a decline in the local economy may result in increasing losses that cannot reasonably be predicted at this date.

Non-performing assets consist of loans on non-accrual status, loans 90 days or more past due and still accruing interest, loans restructured where the terms of repayment have been renegotiated resulting in a reduction or deferral of interest or principal, and other real estate owned ("OREO"). Loans are generally placed on non-accrual status when they become 90 days past due unless management believes the loan is adequately collateralized and in the process of collection. Additionally, the Bank may place loans that are not 90 days past due on non-accrual status, if management reasonably believes the borrower will not be able to comply with the contractual loan repayment terms and collection of principal or interest is in question.

When loans are placed on non-accrual status, accrued but unpaid interest is reversed against the current year's income, and interest income on non-accrual loans is recorded on a cash basis. The Bank may treat payments as interest income or return of principal depending upon management's opinion of the ultimate risk of loss on the individual loan. Cash payments are treated as interest income where management believes the remaining principal balance is fully collectible.

Loan losses are charged, and recoveries are credited, to the allowance account. Additions to the allowance account are charged to the provision for credit losses. The allowance for loan losses is maintained at a level considered adequate by management to absorb probable losses in the loan portfolio. The adequacy of the allowance is determined by management based upon an evaluation and review of the loan portfolio, consideration of historical loan loss experience, current economic conditions, changes in the composition of the loan portfolio, analysis of collateral values and other pertinent factors.

Loans are measured for impairment when it is probable that not all amounts, including principal and interest, will be collected in accordance with the contractual terms of the loan agreement. The amount of impairment and any subsequent changes are recorded through the provision for credit losses as an adjustment to the allowance for loan losses. Accounting standards require that an impaired loan be measured based on:

1. the present value of the expected future cash flows, discounted at the loan's effective interest rate; or
2. the loan's observable fair value; or
3. the fair value of the collateral, if the loan is collateral-dependent.

The Bank follows the *"Interagency Policy Statement on the Allowance for Loan and Lease Losses"* and analyzes the allowance for loan losses on a quarterly basis. In addition, as an integral part of the quarterly credit review process of the Bank, the allowance for loan losses and allowance for off-balance sheet items are reviewed for adequacy. The DFI and/or the Board of Governors of the Federal Reserve System require the Bank to recognize additions to the allowance for loan losses based upon their assessment of the information available to them at the time of their examinations.

Premises and Equipment

Premises and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization

Note 2 — Summary of Significant Accounting Policies *(Continued)*

are computed on the straight-line method over the estimated useful lives of the various classes of assets. The ranges of useful lives for the principal classes of assets are as follows:

Buildings and Improvements	10 to 30 years
Furniture and Equipment	3 to 7 Years
Leasehold Improvements	Term of Lease or Useful Life, Whichever is Shorter
Software	3 Years

Impairment of Long-Lived Assets

We account for long-lived assets in accordance with the provisions of FASB ASC 360, *"Property, Plant and Equipment."* This Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

Other Real Estate Owned

Assets acquired through loan foreclosure are initially recorded at fair value less costs to sell when acquired, establishing a new cost basis. If fair value declines subsequent to foreclosure, a valuation impairment is recorded through expense. Operating costs after acquisition are expensed.

Servicing Assets

Servicing assets are recorded at the lower of amortized cost or fair value in accordance with the provisions of FASB ASC 860, "*Transfers and Servicing*." The fair values of servicing assets represent either the price paid if purchased, or the allocated carrying amounts based on relative values when retained in a sale. Servicing assets are amortized in proportion to, and over the period of, estimated net servicing income. The fair value of servicing assets is determined based on the present value of estimated net future cash flows related to contractually specified servicing fees.

Upon sales of such loans, we receive a fee for servicing the loans. The servicing asset is recorded based on the present value of the contractually specified servicing fee, net of adequate compensation, for the estimated life of the loan, using a discount rate and a constant prepayment rate. The servicing asset is amortized in proportion to and over the period of estimated servicing income. Management periodically evaluates the servicing asset for impairment. Impairment, if it occurs, is recognized in a valuation allowance in the period of impairment.

Interest-only strips are recorded based on the present value of the excess of total servicing fee over the contractually specified servicing fee for the estimated life of the loan, calculated using the same assumptions as noted above. Such interest-only strips are accounted for at their estimated fair value, with unrealized gains or losses recorded as adjustments to accumulated other comprehensive income (loss).

Goodwill

Goodwill represents the excess of purchase price over the fair value of net assets acquired. In accordance with FASB ASC 350, *"Intangibles-Goodwill and Other,"* goodwill must be recorded at the reporting unit level. Reporting units are defined as

***Note 2 — Summary of Significant Accounting Policies** (Continued)*

an operating segment. We have identified one reporting unit — our banking operations. FASB ASC 350 prohibits the amortization of goodwill, but requires that it be tested for impairment at least annually (at any time during the year, but at the same time each year), or more frequently if events or circumstances change, such as adverse changes in the business climate, that would more likely than not reduce the reporting unit's fair value below its carrying amount.

The impairment test is performed in two phases. The first step involves comparing the fair value of the reporting unit with its carrying amount, including goodwill. The fair value of the reporting unit was derived based on a weighted distribution of values derived from three different approaches: market approach, market capitalization approach, and income approach. If the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired, thus the second step of the impairment test is unnecessary. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test shall be performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment test, used to measure the amount of impairment loss, compares the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. If the carrying amount of reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss shall be recognized in an amount equal to that excess. The loss recognized cannot exceed the carrying amount of goodwill. After a goodwill impairment loss is recognized, the adjusted carrying amount of goodwill shall be its new accounting basis. Subsequent reversal of a previously recognized goodwill impairment loss is prohibited once the measurement of that loss is completed.

Other Intangible Assets

Other intangible assets consists of a core deposit intangible ("CDI") and acquired intangible assets arising from acquisitions, including non-compete agreements, trade names, carrier relationships and client/insured relationships. CDI represents the intangible value of depositor relationships resulting from deposit liabilities assumed in acquisitions. We amortize the CDI balance using an accelerated method over eight years. The acquired intangible assets were initially measured at fair value and then are amortized on the straight-line method over their estimated useful lives.

As required by FASB ASC 350, we evaluated the useful lives assigned to other intangible assets and determined that no change was necessary and amortization expense was not adjusted for the year ended December 31, 2009. As required by FASB ASC 350, other intangible assets are assessed for impairment or recoverability whenever events or changes in circumstances indicate the carrying amount may not be recoverable. The other intangible assets recoverability analysis is consistent with our policy for assessing impairment of long-lived assets.

Federal Home Loan Bank Stock

The Bank is a member of the Federal Home Loan Bank of San Francisco ("FHLB") and is required to own common stock in the FHLB based upon the Bank's balance of residential mortgage loans and outstanding FHLB advances. FHLB stock is carried at cost and may be sold back to the FHLB at its carrying value. FHLB stock is periodically evaluated for impairment based on ultimate recovery of par value. Both cash and stock dividends received are reported as dividend income.

Federal Reserve Bank Stock

The Bank is a member of the Federal Reserve Bank of San Francisco ("FRB") and is required to maintain stock in the FRB based on a specified ratio relative to the Bank's capital. FRB stock is carried at cost and may be sold back to the FRB at its carrying value. FRB stock is periodically evaluated for impairment based on ultimate recovery of par value. Both cash and stock dividends received are reported as dividend income.

Note 2 — Summary of Significant Accounting Policies *(Continued)*

Derivative Instruments

We account for derivatives in accordance with the provisions of FASB ASC 815, "*Derivatives and Hedging — Overall.*" Under FASB ASC 815, all derivatives are recognized on the balance sheet at their fair values. On the date the derivative contract is entered into, we designate the derivative as a fair value hedge or a cash flow hedge. Fair value hedges include hedges of the fair value of a recognized asset, liability or a firm commitment. Cash flow hedges include hedges of the variability of cash flows to be received or paid related to a recognized asset, liability or a forecasted transaction. Changes in the fair value of derivatives designated as fair value hedges, along with the change in fair value on the hedged asset, liability or firm commitment that is attributable to the hedged risk, are recorded in current period earnings. Changes in the fair value of derivatives designated as cash flow hedges, to the extent effective as a hedge, are recorded in accumulated other comprehensive income (loss) and reclassified into earnings in the period during which the hedged item affects earnings.

We formally document all relationships between hedging instruments and hedged items. This documentation includes our risk management objective and strategy for undertaking various hedge transactions, as well as how hedge effectiveness and ineffectiveness will be measured. This process includes linking derivatives to specific assets and liabilities on the balance sheet. We also formally assess, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, we discontinue hedge accounting prospectively.

When hedge accounting is discontinued because it is determined that the derivative no longer qualifies as an effective hedge, the derivative will continue to be carried on the balance sheet at its fair value, with changes in its fair value recognized in current period earnings. For fair value hedges, the formerly hedged asset or liability will no longer be adjusted for changes in fair value and any previously recorded adjustments to the carrying value of the hedged asset or liability will be amortized in the same manner that the hedged item affects income. For cash flow hedges, amounts previously recorded in accumulated other comprehensive income (loss) will be reclassified into income as earnings are impacted by the variability in the cash flows of the hedged item.

If the hedging instrument is terminated early, the derivative is removed from the balance sheet. Accounting for the adjustments to the hedged asset or liability or adjustments to accumulated other comprehensive income (loss) are the same as described above when a derivative no longer qualifies as an effective hedge.

If the hedged asset or liability is sold or extinguished, the derivative will continue to be carried on the balance sheet at its fair value, with changes in its fair value recognized in current period earnings. The hedged item, including previously recorded mark-to-market adjustments, is derecognized immediately as a component of the gain or loss upon disposition.

Bank-Owned Life Insurance

We have purchased single premium life insurance policies ("bank-owned life insurance") on certain officers. The Bank is the beneficiary under the policy. In the event of the death of a covered officer, we will receive the specified insurance benefit from the insurance carrier. Bank-owned life insurance is recorded at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value adjusted for other charges or other amounts due, if any, that are probable at settlement.

Note 2 — Summary of Significant Accounting Policies *(Continued)*

Affordable Housing Investments

The Bank has invested in limited partnerships formed to develop and operate affordable housing units for lower income tenants throughout California. The partnership interests are accounted for utilizing the equity method of accounting. The costs of the investments are being amortized on a straight-line method over the life of related tax credits. If the partnerships cease to qualify during the compliance period, the credits may be denied for any period in which the projects are not in compliance and a portion of the credits previously taken is subject to recapture with interest. Such investments are recorded in other assets in the accompanying Consolidated Balance Sheets.

Junior Subordinated Debentures

We have established three statutory business trusts that are wholly owned subsidiaries of Hanmi Financial: Hanmi Capital Trust I, Hanmi Capital Trust II and Hanmi Capital Trust III (collectively, "the Trusts"). In three separate private placement transactions, the Trusts issued variable rate capital securities representing undivided preferred beneficial interests in the assets of the Trusts. Hanmi Financial is the owner of all the beneficial interests represented by the common securities of the Trusts.

FASB ASC 810, *"Consolidation of Variable Interest Entities (Revised December 2003) — an Interpretation of ARB No. 51,"* requires that variable interest entities be consolidated by a company if that company is subject to a majority of expected losses from the variable interest entity's activities, or is entitled to receive a majority of the entity's expected residual returns, or both. The Trusts are not consolidated and junior subordinated debt represents liabilities of Hanmi Financial to the Trusts.

Income Taxes

We provide for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Share-Based Compensation

We adopted FASB ASC 718, *"Compensation-Stock Compensation,"* on January 1, 2006 using the "modified prospective" method. Under this method, awards that are granted, modified or settled after December 31, 2005 are measured and accounted for in accordance with FASB ASC 718. Also under this method, expense is recognized for services attributed to the current period for unvested awards that were granted prior to January 1, 2006, based upon the fair value determined at the grant date under SFAS No. 123, *"Accounting for Stock-Based Compensation."* Prior to the adoption of FASB ASC 718, we accounted for stock compensation under the intrinsic value method permitted by Accounting Principles Board Opinion ("APB") No. 25, *"Accounting for Stock Issued to Employees,"* and related interpretations. Accordingly, we previously recognized no compensation cost for employee stock options that were granted with an exercise price equal to the market value of the underlying common stock on the date of grant.

In November 2005, the FASB issued FASB Staff Position ("FSP") No. FAS 123R-3, *"Transition Election Related to Accounting for the Tax Effects of the Share-Based Payment Awards."* We have adopted the alternative transition method

Note 2 — Summary of Significant Accounting Policies (Continued)

prescribed by FSP No. FAS 123R-3 and concluded that we have no pool of tax benefits as of the adoption date of FASB ASC 718.

FASB ASC 718 requires that cash flows resulting from the realization of excess tax benefits recognized on awards that were fully vested at the time of adoption of FASB ASC 718 be classified as a financing cash inflow and an operating cash outflow on the Consolidated Statements of Cash Flows. Before the adoption of FASB ASC 718, we presented all tax benefits realized from the exercise of stock options as an operating cash inflow.

In addition, FASB ASC 718 requires that any unearned compensation related to awards granted prior to the adoption of FASB ASC 718 be eliminated against the appropriate equity accounts. As a result, the presentation of stockholders' equity was revised to reflect the transfer of the balance previously reported in unearned compensation to additional paid-in capital.

Earnings (Loss) Per Share

Basic earnings (loss) per share is computed by dividing earnings (loss) available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted earnings (loss) per share reflects the potential dilution of securities that could share in the earnings.

Treasury Stock

We use the cost method of accounting for treasury stock. The cost method requires us to record the reacquisition cost of treasury stock as a deduction from stockholders' equity on the Consolidated Balance Sheets.

Recently Issued Accounting Standards

FASB ASC 105, "Generally Accepted Accounting Principles" — The FASB ASC is the exclusive authoritative reference for non-governmental U.S. GAAP for use in financial statements issued for interim and annual periods ending after September 15, 2009, except for SEC rules and interpretive releases, which are also authoritative GAAP for SEC registrants. The contents of the Codification will carry the same level of authority, eliminating the four-level GAAP hierarchy previously set forth. The FASB ASC supersedes all existing non-SEC accounting and reporting standards. All other non-grandfathered, non-SEC accounting literature not included in the FASB ASC is non-authoritative. FASB ASC 105 did not have a material the effect on our financial condition or results of operations.

FASB ASC 810, "Consolidations" — FASB ASC 810 amends the guidance related to the consolidation of variable interest entities ("VIE's"). It requires reporting entities to evaluate former qualifying special-purpose entities ("QSPE's") for consolidation, changes the approach to determining a VIE's primary beneficiary from a quantitative assessment to a qualitative assessment designed to identify a controlling financial interest, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a VIE. It also clarifies, but does not significantly change, the characteristics that identify a VIE. FASB ASC 810 requires additional year-end and interim disclosures for public and non-public companies that are similar to the disclosures required by FASB ASC 810-10-50. FASB ASC 810 is effective as of the beginning of a company's first fiscal year that begins after November 15, 2009 (January 1, 2010 for calendar year-end companies), and for subsequent interim and annual reporting periods. All QSPE's and entities currently subject to the guidance related to the consolidation of VIE's will need to be reevaluated under the amended consolidation requirements as of the beginning of the first annual reporting period that begins after November 15, 2009. Early adoption is prohibited. We are currently evaluating the effect that the provisions of FASB ASC 810 may have on our financial condition and results of operations.

Note 2 — Summary of Significant Accounting Policies (Continued)

FASB ASC 860, "Transfers and Servicing" — FASB ASC 860 amends the guidance related to the accounting for transfers and servicing of financial assets and extinguishments of liabilities. It eliminates the QSPE concept, creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale, clarifies the derecognition criteria, revises how retained interests are initially measured, and removes the guaranteed mortgage securitization recharacterization provisions. FASB ASC 860 requires additional year-end and interim disclosures for public and nonpublic companies that are similar to the disclosures required by FASB ASC 810-10-50. FASB ASC 860 is effective as of the beginning of a company's first fiscal year that begins after November 15, 2009 (January 1, 2010 for calendar year-end companies), and for subsequent interim and annual reporting periods. FASB ASC 860's disclosure requirements must be applied to transfers that occurred before and after its effective date. Early adoption is prohibited. We are currently evaluating the effect that the provisions of FASB ASC 860 may have on our financial condition and results of operations.

FASB ASC 855, "Subsequent Events" — FASB ASC 855 addresses accounting and disclosure requirements related to subsequent events. FASB ASC 855 requires management to evaluate subsequent events through the date the financial statements are either issued or available to be issued, depending on the company's expectation of whether it will widely distribute its financial statements to its shareholders and other financial statement users. Companies are required to disclose the date through which subsequent events have been evaluated. FASB ASC 855 is effective for interim or annual financial periods ending after June 15, 2009 and should be applied prospectively. The adoption of FASB ASC 855 did not have a material effect on our financial condition or results of operations.

FASB ASU 2010-01, "Equity (Topic 505), Accounting for Distributions to Shareholders with Components of Stock and Cash" — ASU 2010-01 clarifies that the stock portion of a distribution to shareholders that allows them to elect to receive cash or stock with a potential limitation on the total amount of cash that all shareholders can elect to receive in the aggregate is considered a share issuance that is reflected in earnings per share prospectively and is not a stock dividend. ASU 2010-01 is effective for interim and annual periods ending on or after December 15, 2009 and is required to be applied on a retrospective basis. Adoption of ASU 2010-01 did not have a significant impact on the Company's consolidated financial statements.

FASB ASU 2010-06, "Fair Value Measurements and Disclosures (Topic 820)" — ASU 2010-06 adds new requirements for disclosures about transfers into and out of Level 1 and 2 and separate disclosures about purchases, sales, issuances and settlements relating to Level 3 measurements. It also clarifies existing fair value disclosures about the level of disaggregation, entities will be required to provide fair value measurement disclosures for each class of assets and liabilities, and about inputs and valuation techniques used to measure fair value. ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010. Adoption of ASU 2010-06 is not expected to have a significant impact on the Company's consolidated financial statements.

Note 3 — Fair Value Measurements

Fair Value Option and Fair Value Measurements

FASB ASC 820, *"Fair Value Measurements and Disclosures,"* defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. It also establishes a fair value hierarchy about the assumptions used to measure fair value and clarifies assumptions about risk and the effect of a restriction on the sale or use of an asset.

Note 3 — Fair Value Measurements *(Continued)*

FASB ASC 825, *"Financial Instruments,"* provides additional guidance for estimating fair value in accordance with FASB ASC 820 when the volume and level of activity for the asset or liability have significantly decreased. It also includes guidance on identifying circumstances that indicate a transaction is not orderly. FASB ASC 825 emphasizes that even if there has been a significant decrease in the volume and level of activity for the asset or liability and regardless of the valuation technique(s) used, the objective of a fair value measurement remains the same. FASB ASC 825 also requires additional disclosures relating to fair value measurement inputs and valuation techniques, as well as providing disclosures for all debt and equity investment securities by major security types rather than by major security categories that should be based on the nature and risks of the security during both interim and annual periods. FASB ASC is effective for interim and annual reporting periods ending after June 15, 2009 and does not require disclosures for earlier periods presented for comparative purposes at initial adoption. In periods after initial adoption, FASB ASC 825 requires comparative disclosures only for periods ending after initial adoption. We adopted FASB ASC 825 in the second quarter of 2009. The adoption of FASB ASC 825 resulted in additional disclosures that are presented in *"Note 4 — Investment Securities."*

We used the following methods and significant assumptions to estimate fair value:

Investment Securities Available for Sale — The fair values of investment securities available for sale are determined by obtaining quoted prices on nationally recognized securities exchanges or matrix pricing, which is a mathematical technique used widely in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities' relationship to other benchmark quoted securities. Level 1 investment securities include those traded on an active exchange such as the New York Stock Exchange, as well as other U.S. government and agency debentures that are traded by dealers or brokers in active over-the-counter markets. Level 2 investment securities include mortgage-backed securities, municipal bonds, collateralized mortgage obligations, asset-backed securities and corporate debt securities. Securities classified as Level 3 investment securities are preferred stocks that are not traded in market.

Loans Held for Sale — Loans held for sale are carried at the lower of cost or fair value. The fair value of loans held for sale is based on what secondary markets are currently offering for portfolios with similar characteristics. As such, we classify these loans as Level 2 and subject to non-recurring fair value adjustments.

Impaired Loans — FASB ASC 820 applies to loans measured for impairment using the practical expedients permitted by FASB ASC 310, *"Receivables,"* including impaired loans measured at an observable market price (if available), or at the fair value of the loan's collateral (if the loan is collateral dependent). Fair value of the loan's collateral, when the loan is dependent on collateral, is determined by appraisals or independent valuation, which is then adjusted for the cost related to liquidation of the collateral. These loans are classified as Level 2 and subject to non-recurring fair value adjustments.

Other Real Estate Owned — Other real estate owned is measured at fair value less selling costs. Fair value was determined based on third-party appraisals of fair value in an orderly sale. Selling costs were based on standard market factors. We classify other real estate owned as Level 2 and subject to non-recurring fair value adjustments.

Servicing Assets and Servicing Liabilities — The fair values of servicing assets and servicing liabilities are based on a valuation model that calculates the present value of estimated net future cash flows related to contractually specified servicing fees. The valuation model incorporates assumptions that market participants would use in estimating future cash flows. We are able to compare the valuation model inputs and results to widely available published industry data for reasonableness. Fair value measurements of servicing assets and servicing liabilities use significant unobservable inputs. As such, we classify them as Level 3.

***Note 3 — Fair Value Measurements** (Continued)*

Other Intangible Assets — Other intangible assets consists of a core deposit intangible and acquired intangible assets arising from acquisitions, including non-compete agreements, trade names, carrier relationships and client/insured relationships. The valuation of other intangible assets is based on information and assumptions available to us at the time of acquisition, using income and market approaches to determine fair value. We test our other intangible assets annually for impairment, or when indications of potential impairment exist. Fair value measurements of other intangible assets use significant unobservable inputs. As such, we classify them as Level 3 and subject to non-recurring fair value adjustments.

FASB ASC 320, *"Investments — Debt and Equity Securities,"* amended current other-than-temporary impairment ("OTTI") guidance in GAAP for debt securities by requiring a write-down when fair value is below amortized cost in circumstances where: (1) an entity has the intent to sell a security; (2) it is more likely than not that an entity will be required to sell the security before recovery of its amortized cost basis; or (3) an entity does not expect to recover the entire amortized cost basis of the security. If an entity intends to sell a security or if it is more likely than not the entity will be required to sell the security before recovery, an OTTI write-down is recognized in earnings equal to the entire difference between the security's amortized cost basis and its fair value. If an entity does not intend to sell the security or it is not more likely than not that it will be required to sell the security before recovery, the OTTI write-down is separated into an amount representing credit loss, which is recognized in earnings, and the amount related to all other factors, which is recognized in other comprehensive income. FASB ASC 320 did not amend existing recognition and measurement guidance related to OTTI write-downs of equity securities. FASB ASC 320 also extended disclosure requirements about debt and equity securities to interim reporting periods. FASB ASC 320 does not require disclosures for earlier periods presented for comparative purposes at initial adoption. In periods after initial adoption, FASB ASC 320 requires comparative disclosures only for periods ending after initial adoption. We adopted FASB ASC 320 in the second quarter of 2009 and it had no impact on our financial condition or results of operations.

Fair Value Measurement

FASB ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. FASB ASC 820 also establishes a three-level fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The three levels of inputs that may be used to measure fair value are defined as follows:

- Level 1 Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.
- Level 2 Significant other observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, and other inputs that are observable or can be corroborated by observable market data.
- Level 3 Significant unobservable inputs that reflect a company's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

***Note 3 — Fair Value Measurements** (Continued)*

Assets and Liabilities Measured at Fair Value on a Recurring Basis

As of December 31, 2009, assets and liabilities measured at fair value on a recurring basis are as follows:

	Level 1	*Level 2*	*Level 3*	
(In thousands)	*Quoted Prices in Active Markets for Identical Assets*	*Significant Observable Inputs With No Active Market With Identical Characteristics*	*Significant Unobservable Inputs*	*Balance as of December 31, 2009*
ASSETS:				
Securities Available for Sale:				
Mortgage-Backed Securities	$ —	$66,332	$ —	$ 66,332
U.S. Government Agency Securities	32,763	—	—	32,763
Collateralized Mortgage Obligations	—	12,789	—	12,789
Asset-Backed Securities	—	8,188	—	8,188
Other Securities	—	2,937	1,258	4,195
Municipal Bonds	—	7,359	—	7,359
Equity Securities	794	—	—	794
Total Securities Available for Sale	$33,557	$97,605	$1,258	$132,420
Servicing Assets	$ —	$ —	$3,842	$ 3,842
LIABILITIES:				
Servicing Liabilities	$ —	$ —	$ 216	$ 216

The table below presents a reconciliation and income statement classification of gains and losses for all assets and liabilities

Note 3 — Fair Value Measurements (Continued)

measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the year ended December 31, 2009:

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)					
(In thousands)	*Beginning Balance as of January 1, 2009*	*Purchases, Issuances and Settlements*	*Realized and Unrealized Gains or Losses in Earnings*	*Realized and Unrealized Gains or Losses in Other Comprehensive Income*	*Transfers In and/or Out of Level 3*	*Ending Balance as of December 31, 2009*
ASSETS:						
Investment Securities Available for Sale:						
Other Securities	$1,311	$ —	$ —	$(53)	$—	$1,258
Servicing Assets	$3,791	$874	$(823)	$ —	$—	$3,842
LIABILITIES:						
Servicing Liabilities	$ (238)	$ —	$ 22	$ —	$—	$ 216

Assets and Liabilities Measured at Fair Value on a Non-Recurring Basis

As of December 31, 2009, assets and liabilities measured at fair value on a non-recurring basis are as follows:

	Level 1	*Level 2*	*Level 3*	
(In thousands)	*Quoted Prices in Active Markets for Identical Assets*	*Significant Observable Inputs With No Active Market With Identical Characteristics*	*Significant Unobservable Inputs*	*Balance as of December 31, 2009*
ASSETS:				
Loans Held for Sale	$—	$ 5,010	$ —	$ 5,010
Impaired Loans	$—	$163,529	$16,519	$180,048
Other Real Estate Owned	$—	$ 26,306	$ —	$ 26,306
Other Intangible Assets	$—	$ 3,382	$ —	$ 3,382

FASB ASC 825 requires disclosure of the fair value of financial assets and financial liabilities, including those financial assets and financial liabilities that are not measured and reported at fair value on a recurring basis or non-recurring basis. The methodologies for estimating the fair value of financial assets and financial liabilities that are measured at fair value on a recurring basis or non-recurring basis are discussed above.

The estimated fair value of financial instruments has been determined by using available market information and appropriate valuation methodologies. However, considerable judgment is required to interpret market data in order to

Note 3 — Fair Value Measurements (Continued)

develop estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that we could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

The estimated fair values of financial instruments were as follows:

	December 31, 2009		December 31, 2008	
(In thousands)	*Carrying or Contract Amount*	*Estimated Fair Value*	*Carrying or Contract Amount*	*Estimated Fair Value*
FINANCIAL ASSETS:				
Cash and Cash Equivalents	$ 154,110	$ 154,110	$ 215,947	$ 215,947
Investment Securities Held to Maturity	869	871	910	910
Investment Securities Available for Sale	132,420	132,420	196,207	196,207
Loans Receivable, Net of Allowance for Loan Losses	2,674,064	2,573,080	3,251,311	3,246,955
Accrued Interest Receivable	9,492	9,492	12,347	12,347
Investment in Federal Home Loan Bank Stock	30,697	30,697	30,697	30,697
Investment in Federal Reserve Bank Stock	7,878	7,878	10,228	10,228
FINANCIAL LIABILITIES:				
Noninterest-Bearing Deposits	556,306	556,306	536,944	536,944
Interest-Bearing Deposits	2,193,022	2,197,866	2,533,136	2,538,394
Borrowings	236,453	237,354	505,389	506,429
Accrued Interest Payable	12,606	12,606	18,539	18,539
OFF-BALANCE SHEET ITEMS:				
Commitments to Extend Credit	262,821	177	386,785	384
Standby Letters of Credit	17,225	37	47,289	194

The methods and assumptions used to estimate the fair value of each class of financial instruments for which it was practicable to estimate that value are explained below:

Cash and Cash Equivalents — The carrying amounts approximate fair value due to the short-term nature of these instruments.

Investment Securities — The fair value of securities was generally obtained from market bids for similar or identical securities or obtained from independent securities brokers or dealers.

Loans Receivable, Net of Allowance for Loan Losses — Fair values were estimated for loans based on the discounted cash flow approach. The discount rate was derived from the associated yield curve plus spreads, and reflects the offering rates offered by the Bank for loans with similar financial characteristics. Yield curves are constructed by product type using the Bank's loan pricing model for like-quality credits. The discount rates used in the Bank's model represent the rates the Bank would offer to current borrowers for like-quality credits. These rates could be different from what other financial institutions could offer for these loans. No adjustments have been made for changes in credit within the loan portfolio. It is our opinion that the allowance for loan losses relating to performing and nonperforming loans results in a fair valuation of such loans.

Note 3 — Fair Value Measurements (Continued)

Accrued Interest Receivable — The carrying amount of accrued interest receivable approximates its fair value.

Investment in Federal Home Loan Bank and Federal Reserve Bank Stock — The carrying amounts approximate fair value as the stock may be resold to the issuer at carrying value.

Noninterest-Bearing Deposits — The fair value of non-maturity deposits was the amount payable on demand at the reporting date. Non-maturity deposits include noninterest-bearing demand deposits, savings accounts and money market checking.

Interest-Bearing Deposits — The fair value of interest-bearing deposits, such as certificates of deposit, was estimated based on discounted cash flows. The discount rate used was based on interest rates currently being offered by the Bank on comparable deposits as to amount and term.

Borrowings — Borrowings consist of FHLB advances, junior subordinated debentures and other borrowings. Discounted cash flows have been used to value borrowings.

Accrued Interest Payable — The carrying amount of accrued interest payable approximates its fair value.

Commitments to Extend Credit and Standby Letters of Credit — The fair values of commitments to extend credit and standby letters of credit are based upon the difference between the current value of similar loans and the price at which the Bank has committed to make the loans.

Note 4 — Investment Securities

The following is a summary of investment securities held to maturity:

(In thousands)	*Amortized Cost*	*Gross Unrealized Gain*	*Gross Unrealized Loss*	*Estimated Fair Value*
December 31, 2009:				
Municipal Bonds	$696	$—	$—	$696
Mortgage-Backed Securities [(1)]	173	2	—	175
	$869	**$ 2**	**$—**	**$871**
December 31, 2008:				
Municipal Bonds	$695	$—	$—	$695
Mortgage-Backed Securities [(1)]	215	—	—	215
	$910	**$—**	**$—**	**$910**

(1) Collateralized by residential mortgages and guaranteed by U.S. government sponsored entities.

Note 4 — Investment Securities (Continued)

The following is a summary of investment securities available for sale:

(In thousands)	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Estimated Fair Value
December 31, 2009:				
Mortgage-Backed Securities (1)	$ 65,218	$1,258	$ 144	$ 66,332
U.S. Government Agency Securities	33,325		562	32,763
Collateralized Mortgage Obligations (2)	12,520	269	—	12,789
Asset-Backed Securities	8,127	61	—	8,188
Municipal Bonds	7,369	82	92	7,359
Other Securities	3,925	332	62	4,195
Equity Securities	511	283	—	794
	$130,995	**$2,285**	**$ 860**	**$132,420**
December 31, 2008:				
Mortgage-Backed Securities (1)	$ 77,515	$1,536	$ 191	$ 78,860
U.S. Government Agency Securities	17,580	120	—	17,700
Collateralized Mortgage Obligations (2)	36,204	137	179	36,162
Municipal Bonds	58,987	413	1,087	58,313
Other Securities	3,925	386	112	4,199
Equity Securities	511	293	—	804
Corporate Bonds (3)	355	—	186	169
	$195,077	**$2,885**	**$1,755**	**$196,207**

(1) *Collateralized by residential mortgages and guaranteed by U.S. government sponsored entities.*

(2) *Collateralized by residential mortgages and guaranteed by U.S. government sponsored entities, except for two private-label securities held as of December 31, 2008 with an unrealized loss totaling $42,000. The two private-label securities were sold during the year ended December 31, 2009.*

(3) *Balances presented for amortized cost, representing one corporate bond, were net of an OTTI charge of $2.4 million, which was related to a credit loss, as of December 31, 2008. Therefore, the adoption of FASB ASC 320 did not require a reclassification for the non-credit portion of previously recognized OTTI from the opening balance of retained earnings to other comprehensive income as of March 31, 2009. The corporate bond was sold in the fourth quarter of 2009 for a realized gain of $83,000.*

*Note 4 — **Investment Securities*** *(Continued)*

The amortized cost and estimated fair value of investment securities at December 31, 2009, by contractual maturity, are shown below. Although mortgage-backed securities and collateralized mortgage obligations have contractual maturities through 2039, expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Available for Sale		Held to Maturity	
(In thousands)	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Within One Year	$ 3,925	$ 4,195	$ —	$ —
Over One Year Through Five Years	—	—	—	—
Over Five Years Through Ten Years	18,308	18,096	696	696
Over Ten Years	30,513	30,214	—	—
Mortgage-Backed Securities	65,218	66,332	173	175
Collateralized Mortgage Obligations	12,520	12,789	—	—
Equity Securities	511	794	—	—
	$130,995	**$132,420**	**$869**	**$871**

We perform periodic reviews for impairment in accordance with FASB ASC 320. Gross unrealized losses on investment securities available for sale, the estimated fair value of the related securities and the number of securities aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, were as follows as of December 31, 2009 and 2008:

	Holding Period								
	Less than 12 Months			12 Months or More			Total		
Investment Securities Available for Sale (In thousands)	Gross Unrealized Losses	Estimated Fair Value	Number of Securities	Gross Unrealized Losses	Estimated Fair Value	Number of Securities	Gross Unrealized Losses	Estimated Fair Value	Number of Securities
December 31, 2009:									
Mortgage-Backed Securities	$ 144	$14,584	3	$ —	$ —	—	$ 144	$14,584	3
Municipal Bonds	12	303	1	80	793	1	92	1,096	2
U.S. Government Agency Securities	562	32,764	6	—	—	—	562	32,764	6
Other Securities	24	1,976	2	39	961	1	63	2,937	3
	$ 742	**$49,627**	**12**	**$119**	**$ 1,754**	**2**	**$ 861**	**$51,381**	**14**
December 31, 2008:									
Mortgage-Backed Securities	$ 158	$10,631	42	$ 33	$ 5,277	4	$ 191	$15,908	46
Municipal Bonds	968	35,614	66	119	1,749	4	1,087	37,363	70
Collateralized Mortgage Obligations	36	4,569	4	143	5,903	4	179	10,472	8
Other Securities	72	929	1	40	1,960	2	112	2,889	3
Corporate Bonds	186	169	1	—	—	—	186	169	1
	$1,420	**$51,912**	**114**	**$335**	**$14,889**	**14**	**$1,755**	**$66,801**	**128**

All individual securities that have been in a continuous unrealized loss position for 12 months or longer as of December 31, 2009 and 2008 had investment grade ratings upon purchase. The issuers of these securities have not established any cause for

***Note 4 — Investment Securities** (Continued)*

default on these securities and the various rating agencies have reaffirmed these securities' long-term investment grade status as of December 31, 2009. These securities have fluctuated in value since their purchase dates as market interest rates have fluctuated.

FASB ASC 320 requires an entity to assess whether the entity has the intent to sell the debt security or more likely than not will be required to sell the debt security before its anticipated recovery. We do not intend to sell these securities and it is not more likely than not that we will be required to sell the investments before the recovery of its amortized cost bases. Therefore, in management's opinion, all securities that have been in a continuous unrealized loss position for the past 12 months or longer as of December 31, 2009 and 2008 are not other-than-temporarily impaired, and therefore, no impairment charges as of December 31, 2009 and 2008 are warranted.

Realized gains and losses on sales of investment securities, proceeds from sales of investment securities and the tax expense on sales of investment securities were as follows for the periods indicated:

(In thousands)	Year Ended December 31, 2009	2008	2007
Gross Realized Gains on Sales of Investment Securities	$ 2,327	$ 618	$—
Gross Realized Losses on Sales of Investment Securities	(494)	(541)	—
Net Realized Gains on Sales of Investment Securities	**$ 1,833**	**$ 77**	**$—**
Proceeds from Sales of Investment Securities	$93,685	$28,501	$—
Tax Expense on Sales of Investment Securities	$ 771	$ 32	$—

There were $1.8 million, $77,000 and $0 in net realized gains on sales of securities available for sale during the years ended December 31, 2009, 2008 and 2007, respectively. In 2009, $515,000 ($298,000, net of income taxes) of net unrealized gains arose during the year and was included in comprehensive income and $220,000 ($127,000, net of income taxes) of previously net unrealized gains were realized in earnings. In 2008, $281,000 ($163,000, net of income taxes) of net unrealized gains arose during the year and was included in comprehensive income and $435,000 ($252,000, net of income taxes) of previously net unrealized gains were realized in earnings. In 2007, $2.7 million ($2.0 million, net of income taxes) of net unrealized gains arose during the year and was included in comprehensive income.

Investment securities available for sale with carrying values of $98.8 million and $123.6 million as of December 31, 2009 and 2008, respectively, were pledged to secure FHLB advances, public deposits and for other purposes as required or permitted by law.

Note 5 — Loans

Loans Receivable

Loans receivable consisted of the following:

(In thousands)	December 31, 2009	2008
Real Estate Loans:		
Commercial Property	$ 839,598	$ 908,970
Construction	126,350	178,783
Residential Property	77,149	92,361
Total Real Estate Loans	1,043,097	1,180,114
Commercial and Industrial Loans:		
Commercial Term Loans	1,420,034	1,611,449
Commercial Lines of Credit	101,159	214,699
SBA Loans	134,521	140,989
International Loans	53,488	95,185
Total Commercial and Industrial Loans	1,709,202	2,062,322
Consumer Loans	63,303	83,525
Total Gross Loans	**2,815,602**	**3,325,961**
Allowance for Loans Losses	(144,996)	(70,986)
Deferred Loan Fees	(1,552)	(1,260)
Loans Receivable, Net	**$2,669,054**	**$3,253,715**

Accrued interest on loans receivable amounted to $9.3 million and $11.8 million at December 31, 2009 and 2008, respectively. At December 31, 2009 and 2008, loans receivable totaling $1,378.1 million and $2,841.5 million, respectively, were pledged to secure FHLB advances and the FRB's federal discount window.

Note 5 — Loans *(Continued)*

Allowance for Loan Losses and Allowance for Off-Balance Sheet Items

Activity in the allowance for loan losses and allowance for off-balance sheet items was as follows:

	As of and for the Year Ended December 31,					
	2009		*2008*		*2007*	
(In thousands)	*Allowance for Loan Losses*	*Allowance for Off-Balance Sheet Items*	*Allowance for Loan Losses*	*Allowance for Off-Balance Sheet Items*	*Allowance for Loan Losses*	*Allowance for Off-Balance Sheet Items*
Balance at Beginning of Year	$ 70,986	$4,096	$ 43,611	$1,765	$ 27,557	$2,130
Provision Charged to Operating Expense	196,607	(220)	73,345	2,331	38,688	(365)
Loans Charged Off	(125,380)	—	(48,152)	—	(23,330)	—
Recoveries	2,783	—	2,182	—	696	—
Balance at End of Year	**$ 144,996**	**$3,876**	**$ 70,986**	**$4,096**	**$ 43,611**	**$1,765**

Impaired Loans

The following table provides information on impaired loans for the periods indicated:

	As of and for the Year Ended December 31,		
(In thousands)	*2009*	*2008*	*2007*
Recorded Investment With Related Allowance	$ 91,371	$ 71,448	$ 38,930
Recorded Investment With No Related Allowance	109,363	49,945	15,202
Allowance on Impaired Loans	(23,148)	(18,157)	(11,829)
Net Recorded Investment in Impaired Loans	**$177,586**	**$103,236**	**$ 42,303**
Average Total Recorded Investment in Impaired Loans	$281,980	$149,680	$ 61,249

The following is a summary of interest foregone on impaired loans for the periods indicated:

	Year Ended December 31,		
(In thousands)	*2009*	*2008*	*2007*
Interest Income That Would Have Been Recognized Had Impaired Loans Performed in Accordance With Their Original Terms	$17,471	$ 7,327	$ 4,672
Less: Interest Income Recognized on Impaired Loans on a Cash Basis	(9,569)	(5,422)	(3,705)
Interest Foregone on Impaired Loans	**$ 7,902**	**$ 1,905**	**$ 967**

There were no commitments to lend additional funds to borrowers whose loans are included above.

Note 5 — Loans (Continued)

Non-Performing Assets

The following table details non-performing assets for the periods indicated:

(In thousands)	December 31, 2009	December 31, 2008
Non-Accrual Loans	$219,000	$120,823
Loans 90 Days or More Past Due and Still Accruing	67	1,075
Total Non-Performing Loans	219,067	121,898
Other Real Estate Owned	26,306	823
Total Non-Performing Assets	**$245,373**	**$122,721**

Loans on non-accrual status totaled $219.0 million as of December 31, 2009, compared to $120.8 million as of December 31, 2008, representing a 81.3 percent increase. Delinquent loans (defined as 30 days or more past due) were $186.3 million as of December 31, 2009, compared to $128.5 million as of December 31, 2008, representing a 45.0 percent increase. We believe that the increases in non-performing loans and delinquent loans are attributable primarily to a current economic recession that is affecting some of our borrowers' ability to honor their commitments.

Non-performing loans increased by $97.2 million, or 79.7 percent, to $219.1 million as of December 31, 2009, compared to $121.9 million as of December 31, 2008. During the same period, the allowance for loan losses increased by $74.0 million, or 104.3 percent, to $145.0 million from $71.0 million. The allowance for the collateral-dependent loans is calculated by the difference between the outstanding loan balance and the value of the collateral as determined by recent appraisals. The allowance for collateral-dependent loans varies from loan to loan based on the collateral coverage of the loan at the time of designation as non-performing. We continue to monitor the collateral coverage, based on recent appraisals, on these loans on a quarterly basis and adjust the allowance accordingly.

As of December 31, 2009, other real estate owned consisted of 13 properties, located in California, with a combined net carrying value of $26.3 million. During 2009, 20 properties, with a carrying value of $35.8 million, were transferred from loans receivable to other real estate owned and 7 properties, with a carrying value of $10.1 million, were sold and a loss of $211,000 was recognized. As of December 31, 2008, other real estate owned consisted of three properties with a combined net carrying value of $823,000.

We evaluate loan impairment in accordance with applicable GAAP. Loans are considered impaired when it is probable that we will be unable to collect all amounts due according to the contractual terms of the loan agreement, including scheduled interest payments. Impaired loans are measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as an expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent, less costs to sell. If the measure of the impaired loan is less than the recorded investment in the loan, the deficiency will be charged off against the allowance for loan losses or, alternatively, a specific allocation will be established. Additionally, loans that are considered impaired are specifically excluded from the quarterly migration analysis when determining the amount of the allowance for loan losses required for the period.

Troubled Debt Restructured Loans

There were no commitments to lend additional funds to borrowers with loans whose terms have been modified in troubled debt restructurings. As of December 31, 2009, troubled debt restructured loans totaled $36.7 million and the related

Note 5 — Loans (Continued)

allowance was $581,000. As of December 31, 2008, restructured loans totaled $24.2 million and the related allowance was $714,000. There were no restructured loans at December 31, 2007. Excluding the troubled debt restructured ("TDR") loans, the Bank also restructured $165.8 million of loans in 2009 that did not qualify as TDR loans.

Servicing Assets

The changes in servicing assets were as follows for the periods indicated:

	December 31,	
(In thousands)	*2009*	*2008*
Balance at Beginning of Year	$3,791	$ 4,336
Additions	874	405
Changes in Valuation Allowance	—	345
Amortization	(823)	(1,295)
Balance at End of Year	**$3,842**	**$ 3,791**

At December 31, 2009 and 2008, we serviced loans sold to unaffiliated parties in the amounts of $233.1 million and $228.6 million, respectively. These represent loans that have either been sold or securitized for which the Bank continues to provide servicing. These loans are maintained off balance sheet and are not included in the loans receivable balance. All of the loans being serviced were SBA loans.

Note 6 — Premises and Equipment

The following is a summary of the major components of premises and equipment:

	December 31,	
(In thousands)	*2009*	*2008*
Land	$ 6,120	$ 6,120
Buildings and Improvements	9,035	8,790
Furniture and Equipment	14,468	14,528
Leasehold Improvements	11,240	10,956
Software	862	862
	41,725	41,256
Accumulated Depreciation and Amortization	(23,068)	(20,977)
Total Premises and Equipment, Net	**$ 18,657**	**$20,279**

Depreciation and amortization expense totaled $2.6 million, $2.9 million and $3.0 million for the years ended December 31, 2009, 2008 and 2007, respectively.

Note 7 — Goodwill

As of December 31, 2009 and 2008, goodwill totaled $0. The change in goodwill during the year is as follows:

	As of and for the Year Ended December 31,	
(In thousands)	2009	2008
Balance at Beginning of Year	$—	$ 107,100
Acquired Goodwill	—	293
Impairment Loss on Goodwill	—	(107,393)
Balance at End of Year	**$—**	**$ —**

Impairment Loss on Goodwill

During our assessments of goodwill during the second quarter of 2008 and the fourth quarter of 2007, we concluded that we had an impairment of goodwill based on the decline in the market value of our common stock, which we believe reflects, in part, recent turmoil in the financial markets that has adversely affected the market value of the common stock of many banks. The fair value was determined based on a weighted distribution of values derived from three different approaches: market approach, market capitalization approach, and income approach. Based on these assessments, we concluded that the related goodwill was impaired and $107.4 million and $102.9 million was required to be expensed as a non-cash charge to continuing operations during the second quarter of 2008 and the fourth quarter of 2007, respectively. At December 31, 2009, we had no remaining goodwill recorded on our balance sheet.

Note 8 — Other Intangible Assets

Other intangible assets were as follows:

		December 31, 2009			December 31, 2008		
(In thousands)	Amortization Period	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Other Intangible Assets:							
Core Deposit Intangible	8 years	$13,137	$(11,822)	$1,315	$13,137	$(10,538)	$2,599
Trade Names	20 years	970	(146)	824	970	(97)	873
Client/Insured Relationships	10 years	770	(231)	539	770	(154)	616
Non-Compete Agreements	5 years	600	(360)	240	600	(240)	360
Carrier Relationships	15 years	580	(116)	464	580	(78)	502
Total Other Intangible Assets		**$16,057**	**$(12,675)**	**$3,382**	**$16,057**	**$(11,107)**	**$4,950**

The weighted-average amortization period for other intangible assets is 9.0 years. The total amortization expense for other intangible assets was $1.6 million, $2.0 million and $2.3 million during the years ended December 31, 2009, 2008 and 2007, respectively.

Note 8 — Other Intangible Assets (Continued)

Estimated future amortization expense related to other intangible assets for each of the next five years is as follows:

Year Ending December 31, *(In thousands)*	*Amount*
2010	$1,149
2011	$ 700
2012	$ 198
2013	$ 165
2014	$ 164

As of December 31, 2009 and 2008, management is not aware of any circumstances that would indicate impairment of other intangible assets. There were no impairment charges related to other intangible asset recorded through earnings in 2009 or 2008.

Note 9 — Deposits

At December 31, 2009, the scheduled maturities of time deposits are as follows:

Year Ending December 31, *(In thousands)*	*Time Deposits of $100,000 or More*	*Other Time Deposits*	*Total*
2010	$812,085	$577,898	$1,389,983
2011	4,434	1,420	5,854
2012	—	120	120
2013	—	—	—
2014	—	29	29
Thereafter	—	5	5
Total	**$816,519**	**$579,472**	**$1,395,991**

A summary of interest expense on deposits was as follows for the periods indicated:

	Year Ended December 31,		
(In thousands)	*2009*	*2008*	*2007*
Savings	$ 2,328	$ 2,093	$ 2,004
Money Market Checking and NOW Accounts	9,786	19,909	15,446
Time Deposits of $100,000 or More	34,807	43,598	75,516
Other Time Deposits	29,325	18,753	15,551
Total Interest Expense on Deposits	**$76,246**	**$84,353**	**$108,517**

Accrued interest payable on deposits totaled $8.5 million and $16.7 million at December 31, 2009 and 2008, respectively.

Note 9 — Deposits (Continued)

Total deposits reclassified to loans due to overdrafts at December 31, 2009 and 2008 were $2.9 million and $3.1 million, respectively.

On October 3, 2008, FDIC deposit insurance on most accounts was increased from $100,000 to $250,000. This increase is in place until the end of 2013. As of December 31, 2009, time deposits of more than $250,000 were $261.0 million.

Note 10 — FHLB Advances and Other Borrowings

FHLB advances and other borrowings consisted of the following:

	December 31,	
(In thousands)	*2009*	*2008*
FHLB Advances	$153,978	$422,196
Note Issued to U.S. Treasury	1,747	787
Total FHLB Advances and Other Borrowings	**$155,725**	**$422,983**

FHLB advances represent collateralized obligations with the FHLB. The following is a summary of contractual maturities pertaining to FHLB advances:

Year of Maturity	*December 31, 2009*		*December 31, 2008*	
(Dollars in Thousands)	*Amount*	*Weighted-Average Interest Rate*	*Amount*	*Weighted-Average Interest Rate*
2009	$ —	—	$161,000	1.71%
2010	—	—	6,908	4.44%
2011	150,000	0.76%	150,000	0.76%
2012	—	—	—	—
2013	—	—	100,000	0.67%
2014	3,978	5.27%	4,288	5.27%
	$153,978	**0.88%**	**$422,196**	**1.21%**

The following is financial data pertaining to FHLB advances:

	Year Ended December 31,		
(Dollars in Thousands)	*2009*	*2008*	*2007*
Weighted-Average Interest Rate at End of Year	0.88%	1.21%	4.73%
Weighted-Average Interest Rate During the Year	1.32%	2.81%	5.11%
Average Balance of FHLB Advances	$257,529	$498,875	$237,733
Maximum Amount Outstanding at Any Month-End	$411,156	$597,472	$432,664

We have pledged investment securities available for sale and loans receivable with carrying values of $98.8 million and $977.7 million, respectively, as collateral with the FHLB for this borrowing facility. The total borrowing capacity available from the collateral that has been pledged is $571.2 million, of which $415.9 million remained available as of December 31,

Note 10 — FHLB Advances and Other Borrowings (Continued)

2009. At December 31, 2009, we had $143.7 million available for use through the Fed Discount Window, as we pledged loans with a carrying value of $400.4 million, and there were no borrowings.

At December 31, 2009, advances from the FHLB were $154.0 million, a decrease of $268.2 million, or 63.5%, from the December 31, 2008 balance of $422.2 million, as we have been successfully executing a strategy replacing the usage of wholesale funds with more stable customer deposits in 2009.

For the years ended December 31, 2009, 2008 and 2007, interest expense on FHLB advances and other borrowings totaled $3.4 million, $14.4 million and $13.9 million, respectively, and the weighted-average interest rates were 1.31 percent, 2.82 percent and 5.10 percent, respectively.

Note 11 — Junior Subordinated Debentures

During the first half of 2004, we issued three junior subordinated notes to finance the purchase of Pacific Union Bank. The outstanding subordinated debentures related to these offerings totaled $82.4 million at December 31, 2009 and 2008 as follows:

Description	Issuance[1]	Trust Preferred Securities Outstanding	Interest Rate as of December 31, 2009	Fixed/ Adjustable	Interest Rate Basis	Junior Subordinated Debt Owed to Trusts[2]	Final Maturity Date
Hanmi Capital Trust I	1/8/2004	$30,000	3.15%	Adjustable quarterly	3 month LIBOR + 2.90%	$30,928	1/15/2034
Hanmi Capital Trust II	3/15/2004	$30,000	3.15%	Adjustable quarterly	3 month LIBOR + 2.90%	$30,928	3/15/2034
Hanmi Capital Trust III	4/28/2004	$20,000	2.91%	Adjustable quarterly	3 month LIBOR + 2.63%	$20,619	4/30/2034

(1) Each issue of junior subordinated debentures may be redeemed in whole or in part by us after five years from the first interest payment date.

(2) Junior subordinated debt includes the funding cost of $69,000

Each of the trusts is a capital or statutory business trust organized for the sole purpose of issuing trust securities and investing the proceeds in our junior subordinated debentures. The trust preferred securities of each trust represent preferred beneficial interests in the assets of the respective trusts and are subject to mandatory redemption upon payments of the junior subordinated debentures held by the trust. The common securities of each trust are wholly-owned by us. Each trust's ability to pay amounts due on the trust preferred securities is solely dependent upon our making payment on the related junior subordinated debentures. The debentures, which are the only assets of each trust, are subordinate and junior in right of payment to all of our present and future senior indebtedness. We have fully and unconditionally guaranteed each trust's obligations under the trust securities issued by such trust to the extent not paid or made by each trust, provided that such trust has funds available for such obligations.

Under the provisions of each issue of the junior subordinated debentures, we have the right to defer payment of interest on the debentures at any time, or from time to time, for periods not exceeding five years. If interest payments on either issue of the junior subordinated debentures are deferred, the distributions on the applicable trust preferred securities will also be deferred. However, the interest due would continue to accrue during any such interest payment deferral period.

In October 2008, we committed to the FRB that no interest payments on the junior subordinated debentures would be made without the prior written consent of the FRB. Therefore, in order to preserve its capital position, Hanmi Financial's Board of Directors has elected to defer quarterly interest payments on its outstanding junior subordinated debentures until further notice, beginning with the interest payment that was due on January 15, 2009. In addition, we are prohibited from making

*Note 11 — **Junior Subordinated Debentures** (Continued)*

interest payments on our outstanding junior subordinated debentures under the terms of our recently issued regulatory enforcement actions without the prior written consent of the FRB and DFI. Accrued interest payable on junior subordinated debentures amounted to $4.1 million and $780,000 at December 31, 2009 and December 31, 2008, respectively.

The trust preferred securities issued by the trusts are currently included in our Tier 1 capital for regulatory purposes. On March 1, 2005, the Federal Reserve adopted final rules that would continue to allow trust preferred securities to be included in Tier 1 capital, subject to stricter quantitative and qualitative limits. Currently, trust preferred securities and qualifying perpetual preferred stock are limited in the aggregate to no more than 25% of a bank holding company's core capital elements. The new rule amends the existing limit by providing that restricted core capital elements (including trust preferred securities and qualifying perpetual preferred stock) can be no more than 25% of core capital, net of goodwill and associated deferred tax liability. The amount of such excess trust preferred securities are includable in Tier 2 capital. The new quantitative limits were fully effective on March 31, 2009.

Each of the trusts issuing the trust preferred securities holds junior subordinated debentures we issued with a 30-year maturity. The final rules provide that in the last five years before the junior subordinated debentures mature, the associated trust preferred securities will be excluded from Tier 1 capital and included in Tier 2 capital, subject (together with subordinated debt and certain other investments) to an aggregate limit of 50% of Tier 1 capital. In addition, under the regulations, the trust preferred securities during this five-year period would be amortized out of Tier 2 capital by one-fifth each year and excluded from Tier 2 capital completely during the year prior to maturity of the debentures.

For the years ended December 31, 2009, 2008 and 2007, interest expense on the junior subordinated debentures totaled $3.3 million, $5.1 million and $6.6 million, respectively, and the weighted-average interest rates were 3.97 percent, 6.14 percent and 8.06 percent, respectively.

Note 12 — Income Taxes

In June 2006, the FASB issued FASB ASC 740, *"Income Taxes."* FASB ASC 740 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements and prescribes a recognition threshold and measurement attributes of income tax positions taken or expected to betaken on a tax return. Under FASB ASC 740, the impact of an uncertain tax position taken or expected to be taken on an income tax return must be recognized in the financial statements at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized in the financial statements unless it is more likely than not of being sustained.

We adopted the provisions of FASB ASC 740 on January 1, 2007, and there was no material effect on the consolidated financial statements as of the date of the adoption. Because of the implementation, there was no cumulative effect related to adopting FASB ASC 740. However, certain amounts have been reclassified on the Consolidated Balance Sheets in order to comply with the requirements of FASB ASC 740.

***Note 12 — Income Taxes** (Continued)*

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

(In thousands)	*December 31,* 2009	2008
Unrecognized Tax Benefits at Beginning of Year	$1,437	$1,032
Gross Increases for Tax Positions of Prior Years	589	960
Gross Decreases for Tax Positions of Prior Years	(167)	—
Increases in Tax Positions for Current Year	80	131
Settlements	—	—
Lapse in Statute of Limitations	(120)	(686)
Unrecognized Tax Benefits at End of Year	**$1,819**	**$1,437**

The total amount of unrecognized tax benefits that would affect our effective tax rate if recognized was $1.4 million, $976,000 and $141,000 as of December 31, 2009, December 31, 2008 and January 1, 2008, respectively.

During 2009 and 2008, we accrued interest of $108,000 and $58,000, respectively, for uncertain tax benefits. As of December 31, 2009 and 2008, the total amount of accrued interest related to uncertain tax positions, net of federal tax benefit, was $225,000 and $117,000, respectively. We account for interest and penalties related to uncertain tax positions as part of our provision for federal and state income taxes. Accrued interest and penalties are included within the related tax liability line on the Consolidated Balance Sheets.

Unrecognized tax benefits primarily include state exposures from California Enterprise Zone interest deductions and income tax treatment for prior business acquisition costs. We believe that it is reasonably possible that certain remaining unrecognized tax positions, each of which are individually insignificant, may be recognized by the end of 2009 because of a lapse of the statute of limitations. We anticipate an insignificant net change in the unrecognized tax benefits related to prior business acquisition costs, which will increase due to additional unrecognized tax benefits and decrease due to the lapse of the statute of limitations during 2009. We do not anticipate any material change in the total amount of unrecognized tax benefits to occur within the next 12 months.

We are currently open to audit under the statute of limitations by the Internal Revenue Service for the years ended December 31, 2006 through 2008. Hanmi Financial Corporation and its subsidiaries' state income tax returns are open to audit under the statute of limitations by various state tax authorities for the years ended December 31, 2004 through 2008 and we are currently under audit from California Franchise Tax Board for the tax year 2005 to 2007. Management does not anticipate any material changes in our financial statements due to the result of this audit.

Note 12 — Income Taxes (Continued)

A summary of the provision (benefit) for income taxes was as follows:

	Year Ended December 31,		
(In thousands)	2009	2008	2007
Current Expense:			
Federal	$(56,829)	$ 7,020	$ 30,074
State	(312)	2,879	8,846
	(57,141)	9,899	38,920
Deferred Expense:			
Federal	18,343	(7,590)	(10,791)
State	7,673	(3,664)	(3,827)
	26,016	(11,254)	(14,618)
Provision (Benefit) for Income Taxes	**$(31,125)**	**$ (1,355)**	**$ 24,302**

Deferred tax assets and liabilities were as follows:

	December 31,	
(In thousands)	2009	2008
Deferred Tax Assets:		
Credit Loss Provision	$ 64,254	$35,792
Depreciation	1,618	2,170
NOL	17,758	—
Tax Credit	587	564
Other	3,844	398
Total Deferred Tax Assets	88,061	38,924
Deferred Tax Liabilities:		
Mark to Market	(32,287)	(1,374)
Purchase Accounting	(4,260)	(4,559)
Unrealized Gain on Securities Available for Sale, Interest-Only Strips and Interest Rate Swaps	(602)	(471)
State Taxes	(53)	(2,337)
Other	(2,017)	(727)
Total Deferred Tax Liabilities	(39,219)	(9,468)
Valuation Allowance	(45,234)	—
Net Deferred Tax Assets	**$ 3,608**	**$29,456**

The tax benefit of deductible temporary differences and tax carry forwards are recorded as an asset to the extent that management assesses the utilization of such temporary differences and carry forwards to be "more likely than not." As of any period end, the amount of the deferred tax asset that is considered realizable could be reduced if estimates of future taxable

Note 12 — Income Taxes (Continued)

income are reduced. In conducting the analysis of the recoverability of our deferred tax assets, we determined that an establishment of a valuation allowance of $45.2 million was prudent given our historical losses. The remaining net deferred tax asset of $3.6 million at December 31, 2009 represents the amount of benefit we will receive in the future based on the carryback of future taxable losses against 2008 taxable income.

A reconciliation between the federal statutory income tax rate and the effective tax rate was as follows:

	Year Ended December 31,		
	2009	2008	2007
Federal Statutory Income Tax Rate	35.0%	35.0%	(35.0)%
State Taxes, Net of Federal Tax Benefits	(3.4)%	0.5%	9.1%
Tax-Exempt Municipal Securities	0.5%	0.9%	(3.0)%
Other	1.0%	1.2%	(4.3)%
Valuation Allowance	(12.8)%	—	—
Impairment Loss on Goodwill	—	(36.3)%	99.9%
Effective Tax Rate	**20.3%**	**1.3%**	**66.7%**

At December 31, 2009 and 2008, net current taxes receivable of $56.6 million and $11.7 million, respectively.

Note 13 — Share-Based Compensation

At December 31, 2009, we had one incentive plan, the 2007 Equity Compensation Plan (the "Plan"), which replaced the Year 2000 Stock Option Plan. The 2004 CEO Stock Option Plan (the "CEO Plan") was terminated on December 31, 2007. The Plan provides for grants of non-qualified and incentive stock options, restricted stock, stock appreciation rights and performance shares to non-employee directors, officers, employees and consultants of Hanmi Financial and its subsidiaries. The CEO Plan had provided for the grant of stock options and restricted stock to our former Chief Executive Officer.

Under the Plan, we may grant equity incentive awards for up to 3,000,000 shares of common stock. As of December 31, 2009, 3,000,000 shares were still available for issuance. The CEO Plan was terminated as of December 31, 2007 and there were no additional shares available for issuance.

The table below shows the share-based compensation expense and related tax benefits for the periods indicated:

	Year Ended December 31,		
	2009	2008	2007
Share-Based Compensation Expense	$906	$1,036	$1,891
Related Tax Benefits	$381	$ 436	$ 795

Note 13 — Share-Based Compensation (Continued)

As of December 31, 2009, unrecognized share-based compensation expense was as follows:

(Dollars in Thousands)	Unrecognized Expense	Average Expected Recognition Period
Stock Option Awards	$1,025	1.8 years
Restricted Stock Awards	302	4.0 years
Total Unrecognized Share-Based Compensation Expense	**$1,327**	**2.3 years**

2007 Equity Compensation Plan

Stock Options

All stock options granted under the Plan have an exercise price equal to the fair market value of the underlying common stock on the date of grant. Stock options granted under the Plan generally vest based on 5 years of continuous service and expire 10 years from the date of grant. Certain option and share awards provide for accelerated vesting if there is a change in control (as defined in the Plan). New shares of common stock are issued or treasury shares are utilized upon the exercise of stock options.

The weighted-average estimated fair value per share of options granted under the Plan was as follows:

	Year Ended December 31,		
	2009	2008	2007
Weighted-Average Estimated Fair Value Per Share of Options Granted	$0.64	$1.54	$4.49

The weighted-average fair value per share of options granted was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	Year Ended December 31,		
	2009	2008	2007
Weighted-Average Assumptions:			
Dividend Yield	0.00%	1.78%	1.68%
Expected Volatility	51.28%	35.89%	29.98%
Expected Term	5.0 years	3.1 years	4.9 years
Risk-Free Interest Rate	1.89%	3.04%	4.29%

Expected volatility was determined based on the historical weekly volatility of our stock price over a period equal to the expected term of the options granted. The expected term of the options represents the period that options granted are expected to be outstanding based primarily on the historical exercise behavior associated with previous option grants. The risk-free interest rate was based on the U.S. Treasury yield curve at the time of grant for a period equal to the expected term of the options granted.

***Note 13 — Share-Based Compensation** (Continued)*

The following information under the Plan is presented for the periods indicated:

(In thousands)	*Year Ended December 31,* 2009	2008	2007
Grant Date Fair Value of Options Granted	$173	$ 216	$ 596
Fair Value of Options Vested	$993	$1,249	$1,590
Total Intrinsic Value of Options Exercised(1)	$ —	$ —	$1,197
Cash Received from Options Exercised	$ —	$ —	$1,145
Actual Tax Benefit Realized from Tax Deductions on Options Exercised	$ —	$ —	$ 317

(1) Intrinsic value represents the difference between the closing stock price on the exercise date and the exercise price, multiplied by the number of options.

The following is a summary of stock option transactions under the Plan for the periods indicated:

	Year Ended December 31, 2009		2008		2007	
	Number of Shares	*Weighted-Average Exercise Price Per Share*	*Number of Shares*	*Weighted-Average Exercise Price Per Share*	*Number of Shares*	*Weighted-Average Exercise Price Per Share*
Options Outstanding at Beginning of Year	1,323,467	$14.05	1,472,766	$15.33	1,755,813	$15.31
Options Granted	270,000	$ 1.39	140,000	$ 6.28	132,667	$15.05
Options Exercised	—	$ —	—	$ —	(130,647)	$ 8.76
Options Forfeited	(154,111)	$11.93	(208,467)	$17.36	(256,267)	$18.22
Options Expired	(258,998)	$12.45	(80,832)	$15.33	(28,800)	$16.90
Options Outstanding at End of Year	**1,180,358**	**$11.78**	**1,323,467**	**$14.05**	**1,472,766**	**$15.33**
Options Exercisable at End of Year	743,958	$14.21	778,245	$13.51	617,634	$12.48

The following is a summary of transactions for non-vested stock options under the Plan for the periods indicated:

	Year Ended December 31, 2009		2008		2007	
	Number of Shares	*Weighted-Average Grant Date Fair Value Per Share*	*Number of Shares*	*Weighted-Average Grant Date Fair Value Per Share*	*Number of Shares*	*Weighted-Average Grant Date Fair Value Per Share*
Non-Vested Options Outstanding at Beginning of Year	545,222	$4.79	855,132	$5.47	1,283,910	$5.53
Options Granted	270,000	$0.64	140,000	$1.54	132,667	$4.49
Options Vested	(224,711)	$4.42	(241,443)	$5.17	(305,178)	$5.21
Options Forfeited	(154,111)	$3.96	(208,467)	$4.92	(256,267)	$5.57
Non-Vested Options Outstanding at End of Year	**436,400**	**$2.71**	**545,222**	**$4.79**	**855,132**	**$5.47**

***Note 13 — Share-Based Compensation** (Continued)*

As of December 31, 2009, stock options outstanding under the Plan were as follows:

	Options Outstanding				Options Exercisable			
Exercise Price Range	*Number of Shares*	*Intrinsic Value(1)*	*Weighted-Average Exercise Price Per Share*	*Weighted-Average Remaining Contractual Life*	*Number of Shares*	*Intrinsic Value(1)*	*Weighted-Average Exercise Price Per Share*	*Weighted-Average Remaining Contractual Life*
	(Dollars in Thousands, Except Per Share Data)							
$1.35 to $4.99	271,624	$—	$ 1.71	8.1 years	36,624	$—	$ 3.89	0.7 years
$5.00 to $9.99	174,191	—	$ 6.85	5.7 years	121,191	—	$ 6.79	4.6 years
$10.00 to $14.99	267,500	—	$13.51	4.2 years	267,500	—	$13.51	4.2 years
$15.00 to $19.99	395,043	—	$17.93	6.3 years	246,643	—	$17.98	6.2 years
$20.00 to $21.63	72,000	—	$21.63	6.9 years	72,000	—	$21.63	6.9 years
	1,180,358	**$—**	**$11.78**	**6.2 years**	**743,958**	**$—**	**$14.21**	**5.0 years**

(1) Intrinsic value represents the difference between the closing stock price on the last trading day of the period, which was $2.06 as of December 31, 2008, and the exercise price, multiplied by the number of options.

Restricted Stock Awards

Restricted stock awards under the Plan become fully vested after three to five years of continued employment from the date of grant. Hanmi Financial becomes entitled to an income tax deduction in an amount equal to the taxable income reported by the holders of the restricted shares when the restrictions are released and the shares are issued. Restricted shares are forfeited if officers and employees terminate prior to the lapsing of restrictions. Forfeitures of restricted stock are treated as cancelled shares.

The table below provides information for restricted stock awards under the Plan for the periods indicated:

	Year Ended December 31,					
	2009		2008		2007	
	Number of Shares	*Weighted-Average Grant Date Fair Value Per Share*	*Number of Shares*	*Weighted-Average Grant Date Fair Value Per Share*	*Number of Shares*	*Weighted-Average Grant Date Fair Value Per Share*
Restricted Stock at Beginning of Year	20,200	$11.42	19,000	$13.48	—	$ —
Restricted Stock Granted	205,000	$ 1.41	10,000	$ 6.68	19,000	$13.48
Restricted Stock Forfeited	(38,000)	$ 3.44	(5,000)	$ 8.21	—	$ —
Restricted Stock Vested	(3,800)	$10.59	(3,800)	$10.59	—	$ —
Restricted Stock at End of Year	**183,400**	**$ 1.87**	**20,200**	**$11.42**	**19,000**	**$13.48**

2004 CEO Stock Option Plan

Stock Options

There were no stock options granted under the CEO Plan during the years ended December 31, 2009, 2008 and 2007. Upon the former Chief Executive Officer's retirement on December 31, 2007, 116,666 vested stock options were repurchased for $70,000.

Note 13 — Share-Based Compensation *(Continued)*

The following is a summary of stock option transactions under the CEO Plan for the periods indicated:

	Year Ended December 31,					
	2009		2008		2007	
	Number of Shares	Exercise Price Per Share	Number of Shares	Exercise Price Per Share	Number of Shares	Exercise Price Per Share
Options Outstanding at Beginning of Year	—	$—	—	$—	350,000	$17.17
Options Forfeited	—	$—	—	$—	(233,334)	$17.17
Options Repurchased	—	$—	—	$—	(116,666)	$17.17
Options Outstanding at End of Year	—	$—	—	$—	—	$ —
Options Exercisable at End of Year	—	$—	—	$—	—	$ —

The following is a summary of transactions for non-vested stock options under the CEO Plan for the periods indicated:

	Year Ended December 31,					
	2009		2008		2007	
	Number of Shares	Grant Date Fair Value Per Share	Number of Shares	Grant Date Fair Value Per Share	Number of Shares	Grant Date Fair Value Per Share
Non-Vested Options Outstanding at Beginning of Year	—	$—	—	$—	291,667	$4.82
Options Forfeited	—	$—	—	$—	(233,334)	$4.82
Options Vested	—	$—	—	$—	(58,333)	$4.82
Non-Vested Options Outstanding at End of Year	—	$—	—	$—	—	$ —

Restricted Stock Awards

In February 2005, 100,000 shares of restricted stock were granted to our former Chief Executive Officer. 20,000 of these shares vested immediately, and an additional 20,000 shares were to vest each year over the next four years on the anniversary date of the grant. Upon the former Chief Executive Officer's retirement on December 31, 2007, all unvested restricted stock became immediately vested.

Note 13 — Share-Based Compensation (Continued)

The table below provides information for restricted stock awards under the CEO Plan for the periods indicated:

	Year Ended December 31,					
	2009		2008		2007	
	Number of Shares	Weighted-Average Grant Date Fair Value Per Share	Number of Shares	Weighted-Average Grant Date Fair Value Per Share	Number of Shares	Weighted-Average Grant Date Fair Value Per Share
Restricted Stock at Beginning of Year	—	$—	—	$—	60,000	$18.15
Restricted Stock Vested	—	$—	—	$—	(60,000)	$18.15
Restricted Stock at End of Year	—	$—	—	$—	—	$ —

Note 14 — Stockholders' Equity

Stock Warrants

In 2004, we issued stock warrants to affiliates of Castle Creek Financial LLC for services rendered in connection with the placement of our equity securities. Under the terms of the warrants, the warrant holders can purchase 508,558 shares of common stock at an exercise price of $9.50 per share. The warrants were immediately exercisable and expire after five years. During the years ended December 31, 2009, 2008 and 2007, 0, 0 and 2,000 shares of common stock, respectively, were issued in connection with the exercise of stock warrants. In June 2007, we repurchased 324,502 stock warrants at an aggregate cash purchase price of $2.6 million and such stock warrants were then canceled. As of December 31, 2009, there were no outstanding stock warrants.

Repurchase of Common Stock

In April 2006, our Board of Directors authorized the repurchase of up to $50.0 million of our common stock as part of our ongoing capital management program. During the year ended December 31, 2007, 3,469,500 shares of our common stock were repurchased on the open market for an aggregate purchase price of $50.0 million. There were no common stock repurchases in 2009 or 2008. Repurchased shares are held in treasury pending use for general corporate purposes, including issuance under our stock option plans.

Note 15 — Regulatory Matters

Hanmi Financial and the Bank are subject to extensive federal and state supervision and regulation by certain regulatory agencies. In connection with such supervision and their recent examinations, the regulatory agencies will require that certain deficiencies in our policies, procedures or activities be corrected in the future. If such matters are not corrected in the future or significant progress is not made on such matters, then Hanmi Financial and/or the Bank may face additional regulatory action that may have an impact on the operations of Hanmi Financial and the Bank.

Risk-Based Capital

The regulatory agencies require a minimum ratio of qualifying total capital to risk-weighted assets of 8.0 percent and a minimum ratio of Tier 1 capital to risk-weighted assets of 4.0 percent. In addition to the risk-based guidelines, regulators require banking organizations to maintain a minimum ratio of Tier 1 capital to average total assets, referred to as the leverage ratio, of 4.0 percent. For a bank rated in the highest of the five categories used by regulators to rate banks, the minimum leverage ratio is 3.0 percent. In addition to these uniform risk-based capital guidelines that apply across the industry, the

Note 15 — Regulatory Matters (Continued)

regulators have the discretion to set individual minimum capital requirements for specific institutions at rates significantly above the minimum guidelines and ratios.

As of December 31, 2009, Hanmi Financial's Tier 1 capital (stockholders' equity plus junior subordinated debentures less intangible assets) was $194.7 million. This represented a decrease of $143.3 million, or 42.4 percent, over Tier 1 capital of $338.0 million as of December 31, 2008. The capital ratios of Hanmi Financial and the Bank were as follows as of December 31, 2009 and 2008:

	Actual		*Minimum Regulatory Requirement*		*Minimum to Be Categorized as "Well Capitalized"*	
(Dollars in thousands)	*Amount*	*Ratio*	*Amount*	*Ratio*	*Amount*	*Ratio*
December 31, 2009						
Total Capital (to Risk-Weighted Assets):						
Hanmi Financial	$262,796	9.12%	$230,614	8.00%	N/A	N/A
Hanmi Bank	$261,194	9.07%	$230,261	8.00%	$287,826	10.00%
Tier 1 Capital (to Risk-Weighted Assets):						
Hanmi Financial	$194,749	6.76%	$115,307	4.00%	N/A	N/A
Hanmi Bank	$223,700	7.77%	$115,131	4.00%	$172,696	6.00%
Tier 1 Capital (to Average Assets):						
Hanmi Financial	$194,749	5.82%	$133,945	4.00%	N/A	N/A
Hanmi Bank	$223,700	6.69%	$133,770	4.00%	$167,212	5.00%
December 31, 2008						
Total Capital (to Risk-Weighted Assets):						
Hanmi Financial	$383,043	10.79%	$283,943	8.00%	N/A	N/A
Hanmi Bank	$379,438	10.70%	$283,561	8.00%	$354,451	10.00%
Tier 1 Capital (to Risk-Weighted Assets):						
Hanmi Financial	$338,042	9.52%	$141,972	4.00%	N/A	N/A
Hanmi Bank	$334,628	9.44%	$141,781	4.00%	$212,671	6.00%
Tier 1 Capital (to Average Assets):						
Hanmi Financial	$338,042	8.93%	$151,371	4.00%	N/A	N/A
Hanmi Bank	$334,628	8.85%	$151,168	4.00%	$188,959	5.00%

Reserve Requirement

The Bank is required to maintain a percentage of its deposits as reserves at the FRB. The daily average reserve balance required to be maintained with the FRB was $1.5 million as of December 31, 2009 and 2008, respectively.

Memorandum of Understanding

On October 8, 2008, the members of the Board of Directors of the Bank entered into an informal supervisory agreement (a memorandum of understanding) with the Regulators to address certain issues raised in the Bank's most recent regulatory examination by the DFI on March 10, 2008. The memorandum of understanding (the "MOU") has been superseded by the Order issued by the DFI, and the Agreement with the FRB, each of which were issued effective as of November 2, 2009.

Certain of the issues to be addressed by management under the terms of the MOU relate to the following, among others: (i) Board and senior management maintenance and succession planning; (ii) Board oversight and education; (iii) Board assessment and enhancement; (iv) loan policies and procedures; (v) allowance for loan losses policies and procedures; (vi) liquidity and funds management policies; (vii) strategic planning; (viii) capital maintenance, including a requirement

***Note 15 — Regulatory Matters** (Continued)*

that the Bank maintain a minimum Tier 1 leverage ratio and tangible stockholder's equity to total tangible assets ratio of not less than 8.0 percent; and (ix) restrictions on the payment of dividends without the Regulators' prior approval.

The Board and management are committed to addressing and resolving the issues raised in the memorandum of understanding on a timely basis. Since completion of the March 10, 2008 regulatory examination, actions have already been undertaken to address and resolve many of the issues raised by the memorandum of understanding.

As noted above, some of the more significant changes have been in the area of methodology for estimation of the allowances for loan losses. With the changes in the economic climate, we have made various changes quarter to quarter, including:

- In the first quarter of 2008, the historical loss rate migration analysis was enhanced. Twelve previous quarters loss history, with the most recent six quarters weighted more heavily at 1.5 to 1.0 to factor in the increased loss rate to reflect the changing economic environment. Previously, the analysis was conducted using the previous 28 quarters all weighted evenly. The revision is more realistic and dynamic, which is particularly pertinent during these fast-changing times.
- The reserve factors for contingent liabilities have also been enhanced and now are based on the actual loan pool usage percentages and the risk rating reserve percentages, whereas before only the weighted historical loss rates for clean loans were used.
- Furthermore, collateral values are fluctuating more widely this past year than in previous years. Therefore, real estate secured loans are being monitored more frequently, and collateral is being reappraised more frequently so that impairment on these loans, whether they are classified loans or pass loans, may be calculated accurately for purposes of the allowance for loan losses.
- The impairment policy has also been revised to require charge-offs of fully impaired loans within 90 days of the impairment date. Exceptions to this policy are allowed only with the Chief Credit Officer's approval.
- The MOU addresses enhancement of loan policies and procedures. The revisions to the loan policies and procedures were made more in response to changes in the business environment and increased credit risk, rather than to a specific mandate in the MOU.

The rapidly changing economic conditions that have drastically affected our borrowers have necessitated several revisions to the qualitative factors used in the estimation of the allowance for loan losses. Some of the more significant qualitative factors adjusted are increases in delinquencies, classified assets, non-performing loans and charge-offs, changes in quality of loan review, credit concentrations, and external factors of real estate, construction, commercial term, line of credit and Small Business Administration ("SBA") loans.

As part of the Bank's efforts to comply with the prior MOU, the liquidity contingency plan, earnings plan and updated strategic plan have been revised. As previously reported, certain directors have retired from the Board and other directors have joined the Board, bringing broader and more diverse skill sets.

Separately, in accordance with its prior commitment to the FRB, Hanmi Financial has adopted a consolidated capital plan to augment and maintain a sufficient consolidated capital position. In addition, Hanmi Financial has agreed that it will not (i) declare or pay any dividends or make any payments on its junior subordinated debentures or any other capital distributions without the prior written consent of the FRB, and (ii) incur, increase or renew any existing debt or purchase, redeem or otherwise acquire any of its capital stock without the prior written consent of the FRB. In order to preserve its capital position, the Board of Hanmi Financial has elected to defer quarterly interest payments on its outstanding junior subordinated debentures until further notice, beginning with the interest payment that was due on January 15, 2009. Finally, Hanmi Financial has agreed to provide prior written notice and obtain the consent of the FRB prior to appointing any new directors or senior executive officers.

***Note 15 — Regulatory Matters** (Continued)*

Since entering into the MOU with the FRB and the DFI, the management of the Bank has made every effort to strengthen the bank's control systems and comply with the provisions of the MOU. The actions taken toward this end include the following:

- The Board of Directors' membership has been changed. Since October 2008, seven directors have retired or resigned. The Board has successfully recruited and elected three new directors, each of them with prior banking experience, professional designations and a wealth of knowledge and experience.
- The Corporate Governance Guidelines have also been revised and enhanced to more clearly outline director qualifications, nomination procedures and succession planning.
- The MOU also called for enhancements to the Capital Augmentation and Maintenance Plan, the Liquidity Contingency Plan, the Strategic Plan and the Earnings Plan. These have been completed and the plans are being followed with positive results.
- The MOU requires the Bank to submit reports quarterly on the progress made on all of the provisions. At this time, the Bank is in full or substantial compliance with a majority of the provisions, with the understanding that some of the provisions, like the Asset Quality Improvement Plan, the Capital Augmentation and Maintenance Plan, and the Earnings Plan, require the implementation of the plans and a passage of time to show the results of the plans.
- The regulators recommended that the Board of Directors increase its members by one additional director, and further enhancement to the management succession and retention programs. The Board of Directors is addressing these issues.

Written Agreement and Final Order

On November 2, 2009, the members of the Board of Directors of the Bank consented to the issuance of the Order from the DFI. On the same date, Hanmi Financial and the Bank entered into the Agreement with the FRB. The Order and the Agreement contain substantially similar provisions.

The Order and the Agreement require the Board of Directors of the Bank to prepare and submit written plans to the DFI and the FRB that address the following items: (i) strengthening board oversight of the management and operation of the Bank; (ii) strengthening credit risk management practices; (iii) improving credit administration policies and procedures; (iv) improving the Bank's position with respect to problem assets; (v) maintaining adequate reserves for loan and lease losses; (vi) improving the capital position of the Bank and, with respect to the Agreement, of Hanmi; (vii) improving the Bank's earnings through a strategic plan and a budget for 2010; (viii) improving the Bank's liquidity position and funds management practices; and (ix) contingency funding. In addition, the Order and the Agreement place restrictions on the Bank's lending to borrowers who have adversely classified loans with the Bank and requires the Bank to charge off or collect certain problem loans. The Order and the Agreement also require the Bank to review and revise its allowance for loan and lease losses consistent with relevant supervisory guidance. The Bank is also prohibited from paying dividends, incurring, increasing or guaranteeing any debt, or making certain changes to its business without prior approval from the DFI, and the Bank and Hanmi must obtain prior approval from the FRB prior to declaring and paying dividends.

Under the Order, the Bank is also required to increase its capital and maintain certain regulatory capital ratios prior to certain dates specified in the Order. By July 31, 2010, the Bank will be required to increase its contributed equity capital by not less

Note 15 — Regulatory Matters *(Continued)*

than an additional $100 million. The Bank will be required to maintain a ratio of tangible shareholder's equity to total tangible assets as follows:

Date	Ratio of Tangible Shareholder's Equity to Total Tangible Assets
By December 31, 2009	Not Less Than 7.0 Percent
By July 31, 2010	Not Less Than 9.0 Percent
From December 31, 2010 and Until the Order is Terminated	Not Less Than 9.5 Percent

If the Bank is not able to maintain the capital ratios identified in the Order, it must notify the DFI, and Hanmi and the Bank are required to notify the FRB if their respective capital ratios fall below those set forth in the capital plan to be submitted to the FRB. As of December 31, 2009, the Bank had a Tier 1 leverage ratio of 6.69 percent and tangible stockholder's equity to total tangible assets ratio of 7.13 percent. As of December 31, 2008, the Bank had a Tier 1 leverage ratio of 8.85 percent and tangible stockholder's equity to total tangible assets ratio of 8.68 percent.

On November 2, 2009, the MOU was superseded by the Agreement with the FRB and the Order with the DFI. The Agreement and the Order contain substantially the same requirements. To comply with the provisions of the Agreement and the Order, additional actions taken include the following:

- The Board Committees have been reorganized after a board assessment was conducted to leverage the experience and skill base of our directors and improve board oversight of the Bank's operations.
- Tools such as master calendar of scheduled events and policy exception trigger tables have been created to assist the Board's ability to monitor the bank's operations more effectively.
- Jung Hak Son, a 24 year member of the Bank has been appointed to the Chief Credit Officer position and is currently awaiting approval from the regulatory agencies.
- Loan policies and procedures continue to be adjusted and enhanced to keep current with the rapidly changing credit and economic environment.
- Allowance for loan loss quantitative and qualitative factors have been changed to reflect the higher risk in the loan portfolio due to the recessionary economy.
- The credit department has also been reorganized and reinforced with additional personnel to increase the level of management loan review and loan monitoring.
- Written plans have been developed for each problem loan greater than $3 Million and the plans implemented and monitored to improve loan work out and loan collection.
- Bank's strategic plan has been reviewed and revised, then approved by the Board of Directors.
- Bank's liquidity management plan and contingency funding plan have been significantly revised to reflect the additional restrictions and challenges of the market.
- Capital plan has been revised and significant effort is being made to raise the required capital within the time frame mandated by the Order.
- A Compliance Committee has been organized to monitor the progress toward full compliance with all the provisions of the Agreement and the Order and approves the reports prior to submission according to the schedule established.

Note 15 — Regulatory Matters (Continued)

Policies and procedures have been developed, plans have been formulated, documented, approved and submitted and administrative requirements such as submission of quarterly progress reports are also being met. However, the results of these actions are still subject to review by our regulators.

In conjunction with regulatory requirement, during 2009, the Bank has enhanced loan policies and procedures. First, we enhanced existing policies and procedures regarding the monitoring of loans to be more stringent as well as limiting and making allowances for exceptions to our loan policy more difficult. Second, we centralized the loan underwriting and approval processes, including centralizing the credit underwriting function at two locations, creating a central monitoring mechanism to monitor all loans, and increasing resources in departments of the Bank engaged in addressing problem assets.

In addition, we have incorporated both internal and external loan review functions to continuously reassess the quality of loans, especially those deemed as high risk. On a need basis for collateral dependant loans, re-appraisals have been conducted to proactively monitor for potential shortfalls as well as ensure adequacy of the Bank's allowance for loan and lease loss.

Capital Plan

Separately, Hanmi Financial has committed to the FRB that it will adopt a consolidated capital plan to augment and maintain a sufficient consolidated capital position. In addition, Hanmi Financial has agreed that it will not (i) declare or pay any dividends or make any payments on its trust preferred securities or any other capital distributions without the prior written consent of the FRB, and (ii) incur, increase or renew any existing debt or purchase, redeem or otherwise acquire any of its capital stock without the prior written consent of the FRB. In order to preserve its capital position, the Board of Hanmi Financial has elected to defer quarterly interest payments on its outstanding trust preferred securities until further notice, beginning with the interest payment that was due on January 15, 2009. Finally, Hanmi Financial has agreed to provide prior written notice and obtain the consent of the FRB prior to appointing any new directors or senior executive officers.

Note 16 — Earnings (Loss) Per Share

Earnings (loss) per share ("EPS") is calculated on both a basic and a diluted basis. Basic EPS excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted from the issuance of common stock that then shared in earnings, excluding common shares in treasury. Unvested restricted stock was excluded from the calculation of weighted-average common shares for basic EPS. For diluted EPS, weighted-average common shares include the impact of restricted stock under the treasury method.

***Note 16 — Earnings (Loss) Per Share** (Continued)*

The following table is a reconciliation of the components used to derive basic and diluted EPS for the periods indicated:

(Dollars in thousands, except per share amounts)	*Income (Loss) (Numerator)*	*Weighted-Average Shares (Denominator)*	*Per Share Amount*
Year Ended December 31, 2009:			
Basic EPS — Income Available to Common Stockholders	$(122,277)	47,570,361	$(2.57)
Effect of Dilutive Securities — Options and Warrants	—	—	—
Diluted EPS — Income Available to Common Stockholders	$(122,277)	45,570,361	$(2.57)
Year Ended December 31, 2008:			
Basic EPS — Income Available to Common Stockholders	$(102,093)	45,872,541	$(2.23)
Effect of Dilutive Securities — Options and Warrants	—	—	—
Diluted EPS — Income Available to Common Stockholders	$(102,093)	45,872,541	$(2.23)
Year Ended December 31, 2007:			
Basic EPS — Income Available to Common Stockholders	$ (60,762)	47,787,213	$(1.27)
Effect of Dilutive Securities — Options and Warrants	—	—	—
Diluted EPS — Income Available to Common Stockholders	$ (60,762)	47,787,213	$(1.27)

For the years ended December 31, 2009, 2008 and 2007, there were 1,363,758, 1,345,667 and 1,493,766 options, warrants and unvested restricted stock outstanding, respectively, that were not included in the computation of diluted EPS because of a net loss or their exercise price was greater than the average market price of the common shares and, therefore, the effect would be anti-dilutive.

Note 17 — Employee Benefits

401(k) Plan

We have a Section 401(k) plan for the benefit of substantially all of our employees. We match 75 percent of participant contributions to the 401(k) plan up to 8 percent of each 401(k) plan participant's annual compensation. For the years ended December 31, 2009, 2008 and 2007, contributions to the 401(k) plan were $1.1 million, $1.3 million and $1.2 million, respectively.

Bank-Owned Life Insurance

In 2001 and 2004, we purchased single premium life insurance policies called bank-owned life insurance covering certain officers. The Bank is the beneficiary under the policy. In the event of the death of a covered officer, we will receive the specified insurance benefit from the insurance carrier.

Deferred Compensation Plan

Effective November 1, 2006, the Board of Directors approved the Hanmi Financial Corporation Deferred Compensation Plan ("the DCP"). The DCP is a non-qualified deferred compensation program for directors and certain key employees whereby they may defer a portion of annual compensation for payment upon retirement of the amount deferred plus a

Note 17 — Employee Benefits (Continued)

guaranteed return. The DCP is unfunded. As of December 31, 2009 and 2008, the liability for the deferred compensation plan and interest thereon was $75,000 and $151,000, respectively.

Note 18 — Commitments and Contingencies

Lease Commitments

We lease our premises under non-cancelable operating leases. At December 31, 2009, future minimum annual rental commitments under these non-cancelable operating leases, with initial or remaining terms of one year or more, was as follows:

Year Ending December 31,	*Amount (In thousands)*
2010	$ 5,434
2011	4,667
2012	3,865
2013	3,338
2014	2,051
Thereafter	7,344
Total	**$26,699**

For the years ended December 31, 2009, 2008 and 2007, rental expenses recorded under such leases amounted to $5.6 million, $5.2 million and $4.8 million, respectively.

Litigation

In the normal course of business, we are involved in various legal claims. Management has reviewed all legal claims against us with in-house or outside legal counsel and has taken into consideration the views of such counsel as to the outcome of the claims. In management's opinion, the final disposition of all such claims will not have a material adverse effect on our financial position or results of operations.

Note 19 — Off-Balance Sheet Commitments

We are a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of our customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized on the Consolidated Balance Sheets. The Bank's exposure to credit losses in the event of non-performance by the other party to commitments to extend credit and standby letters of credit is represented by the contractual notional amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for extending loan facilities to customers. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, was based on management's credit evaluation of the counterparty.

Note 19 — Off-Balance Sheet Commitments (Continued)

Collateral held varies but may include accounts receivable; inventory; property, plant and equipment; and income-producing or borrower-occupied properties. The following table shows the distribution of undisbursed loan commitments as of the dates indicated:

(In Thousands)	*December 31,*	
	2009	*2008*
Commitments to Extend Credit	$262,821	$386,785
Standby Letters of Credit	17,225	47,289
Commercial Letters of Credit	13,544	29,177
Unused Credit Card Lines	23,408	16,912
Total Undisbursed Loan Commitments	**$316,998**	**$480,163**

Note 20 — Segment Reporting

Through our branch network and lending units, we provide a broad range of financial services to individuals and companies located primarily in Southern California. These services include demand, time and savings deposits; and commercial and industrial, real estate and consumer lending. While our chief decision makers monitor the revenue streams of our various products and services, operations are managed and financial performance is evaluated on a company-wide basis. Accordingly, we consider all of our operations to be aggregated in one reportable operating segment.

Note 21 — Cumulative-Effect Adjustment from the Adoption of EITF Issue No. 06-4

In September 2006, the FASB's Emerging Issues Task Force ("EITF") issued FASB ASC 715, *"Compensation-Retirement Benefits,"* which requires the recognition of a liability related to the postretirement benefits covered by an endorsement split-dollar life insurance arrangement. The consensus highlights that the employer (who is also the policyholder) has a liability for the benefit it is providing to its employee. As such, if the policyholder has agreed to maintain the insurance policy in force for the employee's benefit during his or her retirement, then the liability recognized during the employee's active service period should be based on the future cost of insurance to be incurred during the employee's retirement. Alternatively, if the policyholder has agreed to provide the employee with a death benefit, then the liability for the future death benefit should be recognized by following the guidance in FASB ASC 715, *"Compensation-Retirement Benefits,"* or Accounting Principles Board Opinion No. 12, as appropriate. For transition, an entity could apply the guidance using either of the following approaches: (a) a change in accounting principle through retrospective application to all periods presented; or (b) a change in accounting principle through a cumulative-effect adjustment to the balance in retained earnings at the beginning of the year of adoption. We adopted the provisions of FASB ASC 715 on January 1, 2008 and recorded a $2.2 million cumulative-effect adjustment to the beginning balance in retained earnings.

Note 22 — Liquidity

FASB ASC 275, *"Risks and Uncertainties,"* requires reporting entities to disclose information about the nature of their operations and vulnerabilities due to certain concentrations. Liquidity risk could impair our ability to fund operations and jeopardize our financial condition. Liquidity is essential to our business. An inability to raise funds through deposits, borrowings, the sale of loans and other sources could have a material adverse effect on our liquidity. Our access to funding sources in amounts adequate to finance our activities could be impaired by factors that affect us specifically or the financial services industry in general. Factors that could detrimentally affect our access to liquidity sources include a decrease in the level of our business activity due to a market downturn or adverse regulatory action against us. Our ability to acquire deposits or borrow could also be impaired by factors that are not specific to us, such as a severe disruption of the financial markets or

***Note 22 — LIQUIDITY** (Continued)*

negative views and expectations about the prospects for the financial services industry as a whole as the recent turmoil faced by banking organizations in the domestic and worldwide credit markets deteriorates.

Hanmi Financial

Currently, management believes that Hanmi Financial, on a stand-alone basis, has adequate liquid assets to meet its operating cash needs through December 31, 2010. On August 29, 2008, we elected to suspend payment of quarterly dividends on our common stock in order to preserve our capital position. In addition, Hanmi Financial has elected to defer quarterly interest payments on its outstanding junior subordinated debentures until further notice, beginning with the interest payment that was due on January 15, 2009. As of December 31, 2009, Hanmi Financial's liquid assets, including amounts deposited with the Bank, totaled $3.5 million, up from $2.2 million as of December 31, 2008.

Hanmi Bank

Management believes that the Bank, on a stand-alone basis, has adequate liquid assets to meet its current obligations. The Bank's primary funding source will continue to be deposits originated through its branch platform. In 2009, the Bank deployed two deposit campaigns to increase new deposits and reduce its reliance on wholesale funding to an optimum level.

Through the first deposit campaign promoted from December 2008 and early part of March 2009, the Bank achieved the objectives of maintaining adequate liquidity and reducing its reliance on wholesale funds. The second deposit campaign promoted during the third and fourth quarters of 2009 successfully recaptured a substantial portion of time deposits raised from the first deposit campaign with low-cost core-deposit products. This deposit-portfolio rebalancing implemented under the Bank's deleveraging strategy allowed some run-off of rate-sensitive deposits. As a result, total deposits decreased by $320.8 million, or 10.4 percent, from $3.07 billion as of December 31, 2008 to $2.75 billion as of December 31, 2009. This decrease resulted primarily from a $340.1 million decrease in interest-bearing deposits, partially offset by a $19.4 million increase of noninterest-bearing deposits. The Bank's wholesale funds, consisting of Federal Home Loan Bank ("FHLB") advances and brokered deposits, significantly decreased by $938.9 million to $357.5 million at December 31, 2009 from $1.30 billion at December 31, 2008.

Due to the Bank's total risk-based capital ratio that was below 10% as of September 30, 2009 coupled with the regulatory enforcement action with a specific capital provision, the Bank is considered to be "adequately capitalized" under the regulatory framework for prompt corrective action. Section 29 of the Federal Deposit Insurance Act ("FDIA") limits the use of brokered deposits by institutions that are less than "well-capitalized" and allows the FDIC to place restrictions on interest rates that institutions may pay. On May 29, 2009, the FDIC approved a final rule to implement new interest rate restrictions on institutions that are not "well capitalized." The rule, which became effective on January 1, 2010, limits the interest rate paid by such institutions to 75 basis points above a national rate, as derived from the interest rate average of all institutions. On December 4, 2009, the FDIC issued a Financial Institution Letter, FIL-69-2009, which requires institutions that are not well capitalized to request a determination from the FDIC whether they are operating in an area where rates paid on deposits are higher than the national rate. The Financial Institution Letter allows the institutions that submit determination requests by December 31, 2009 to follow the national rate for local customers by March 1, 2010, if determined not to be operating in a high rate area. Regardless of the determination, institutions must use the national rate caps to determine conformance for all deposits outside the market area beginning January 1, 2010.

The Bank's primary source of borrowings is the FHLB, from which the Bank is eligible to borrow up to 20 percent of its total assets. As of December 31, 2009, the total borrowing capacity available based on pledged collateral and the remaining available borrowing capacity were $571.2 million and $415.9 million, respectively. The Bank's FHLB borrowings as of December 31, 2009 totaled $154.0 million, representing 4.9 percent of total assets. As of March 12, 2010, the Bank's FHLB

Note 22 — LIQUIDITY *(Continued)*

borrowing capacity available based on pledged collateral and the remaining available borrowing capacity were $355.0 million and $447.3 million, respectively. The amount that the FHLB is willing to advance differs based on the quality and character of qualifying collateral pledged by the Bank, and the advance rates for qualifying collateral may be adjusted upwards or downwards by the FHLB from time to time. To the extent deposit renewals and deposit growth are not sufficient to fund maturing and withdrawable deposits, repay maturing borrowings, fund existing and future loans and investment securities and otherwise fund working capital needs and capital expenditures, the Bank may utilize the remaining borrowing capacity from its FHLB borrowing arrangement.

As a means of augmenting its liquidity, the Bank had an available borrowing source of $143.7 million from the Federal Reserve Discount Window (the "Fed Discount Window"), to which the Bank pledged loans with a carrying value of $400.4 million, and had no borrowings as of December 31, 2009. In August 2009, South Street Securities LLC extended a line of credit to the Bank for reverse repurchase agreements up to a maximum of $100.0 million. This line of credit will continue for a term of one year, and, unless amended or terminated, will automatically renew for successive one-year terms.

On July 10, 2009, due to a deterioration in the Bank's risk profile, the Borrower in Custody Program of the Fed Discount Window in which the Bank has participated changed from the primary credit program to the secondary credit program, which allows the Bank to request very short-term credit (typically overnight) at a rate that is above the primary credit rate. As of March 12, 2010, the Bank had $239.4 million available for use through the Fed Discount Window, as the Bank pledged loans with a carrying value of $557.0 million, and there were no borrowings. As the Bank has pledgeable loans, it will pledge additional loans to maintain an adequate level of borrowing line with the Fed Discount Window.

Current market conditions have limited the Bank's liquidity sources principally to secured funding outlets such as the FHLB and Fed Discount Window. There can be no assurance that actions by the FHLB or FRB would not reduce the Bank's borrowing capacity or that the Bank would be able to continue to replace deposits at competitive rates. The Bank is currently restricted from accepting brokered deposits as a funding source. As of December 31, 2009, brokered deposits were $203.5 million, or 7.4 percent of total deposits. All brokered deposits are currently scheduled to mature on or prior to June 30, 2010. In 2009, the Bank successfully replaced $670.7 million of brokered deposits. If the Bank is unable to replace these maturing deposits with new deposits, the Bank believes that it has adequate liquidity resources to fund its obligations with its secured funding outlets with the FHLB and Fed Discount Window.

Note 23 — Condensed Financial Information of Parent Company

BALANCE SHEETS

(In thousands)	December 31, 2009	December 31, 2008
ASSETS		
Cash	$ 3,486	$ 2,167
Securities Available for Sale	794	804
Investment in Consolidated Subsidiaries	228,324	340,297
Investment in Trust Preferred Securities	2,475	2,475
Other Assets	1,538	1,738
TOTAL ASSETS	**$236,617**	**$347,481**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Junior Subordinated Debentures	$ 82,406	$ 82,406
Other Liabilities	4,467	1,160
Stockholders' Equity	149,744	263,915
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$236,617**	**$347,481**

STATEMENTS OF OPERATIONS

(In thousands)	Year Ended December 31, 2009	2008	2007
Equity in Earnings (Losses) of Subsidiaries	$(118,340)	$ (97,040)	$(54,500)
Other Expenses, Net	(6,057)	(8,610)	(10,155)
Income Tax Benefit	2,120	3,557	3,893
NET INCOME (LOSS)	**$(122,277)**	**$(102,093)**	**$(60,762)**

***Note 23 — Condensed Financial Information of Parent Company** (Continued)*

STATEMENTS OF CASH FLOWS

(In thousands)	*Year Ended December 31,* 2009	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net Income (Loss)	$(122,277)	$(102,093)	$(60,762)
Adjustments to Reconcile Net Income (Loss) to Net Cash Used In Operating Activities:			
Losses (Earnings) of Subsidiaries	118,340	97,040	54,500
Share-Based Compensation Expense	906	1,036	1,891
(Increase) Decrease in Other Assets	200	(706)	3,139
Increase (Decrease) in Other Liabilities	3,311	(2,983)	(208)
Tax Benefit from Exercises of Stock Options	—	—	317
Net Cash Provided (Used) In Operating Activities	**480**	**(7,706)**	**(1,123)**
CASH FLOWS FROM INVESTING ACTIVITIES:			
Dividends Received from Hanmi Bank	—	8,500	63,501
Payments from (to) Hanmi Bank	(6,000)	—	—
Business Acquisitions, Net of Cash Received	—	—	(1,727)
Net Cash Provided (Used) By Investing Activities	**(6,000)**	**8,500**	**61,774**
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from Exercise of Stock Options and Stock Warrants	—	—	1,164
Net Proceeds from Issuance of Common Stock in Private Offering	6,839	—	—
Cash Paid to Acquire Treasury Stock	—	—	(49,971)
Cash Paid to Repurchase Stock Options and Stock Warrants	—	(70)	(2,552)
Cash Dividends Paid	—	(3,853)	(11,574)
Net Cash Provided (Used) In Financing Activities	**6,839**	**(3,923)**	**(62,933)**
NET INCREASE (DECREASE) IN CASH	**1,319**	**(3,129)**	**(2,282)**
Cash at Beginning of Year	2,167	5,296	7,578
CASH AT END OF YEAR	**$ 3,486**	**$ 2,167**	**$ 5,296**

*Note 24 — **Quarterly Financial Data (Unaudited)***

Summarized quarterly financial data follows:

	Quarter Ended			
(Dollars in thousands; except per share amounts)	*March 31*	*June 30*	*September 30*	*December 31*
2009:				
Interest and Dividend Income	$ 48,015	$ 47,680	$ 45,495	$ 42,957
Interest Expense	24,885	24,544	18,977	14,512
Net Interest Income Before Provision for Credit Losses	23,130	23,136	26,518	28,445
Provision for Credit Losses	45,953	23,934	49,500	77,000
Non-Interest Income	8,380	7,678	8,213	7,839
Non-Interest Expense	18,252	25,703	23,689	22,710
Income (Loss) Before Provision (Benefit) for Income Taxes	(32,695)	(18,823)	(38,458)	(63,426)
Provision (Benefit) for Income Taxes	(15,499)	(9,288)	21,207	(27,545)
NET INCOME (LOSS)	**$(17,196)**	**$ (9,535)**	**$(59,665)**	**$(35,881)**
EARNINGS (LOSS) PER SHARE:				
Basic	$ (0.37)	$ (0.21)	$ (1.26)	$ (0.70)
Diluted	$ (0.37)	$ (0.21)	$ (1.26)	$ (0.70)
2008:				
Interest and Dividend Income	$ 64,970	$ 59,663	$ 59,441	$ 54,109
Interest Expense	30,773	25,595	23,844	23,570
Net Interest Income Before Provision for Credit Losses	34,197	34,068	35,597	30,539
Provision for Credit Losses	17,821	19,229	13,176	25,450
Non-Interest Income	9,765	9,652	5,328	7,404
Non-Interest Expense	21,588	129,443	22,235	21,056
Income (Loss) Before Provision for Income Taxes	4,553	(104,952)	5,514	(8,563)
Provision for Income Taxes	1,632	595	1,166	(4,748)
NET INCOME (LOSS)	**$ 2,921**	**$(105,547)**	**$ 4,348**	**$ (3,815)**
EARNINGS (LOSS) PER SHARE:				
Basic	$ 0.06	$ (2.30)	$ 0.09	$ (0.08)
Diluted	$ 0.06	$ (2.30)	$ 0.09	$ (0.08)

*Note 25 — **Subsequent Events***

Management has evaluated subsequent events through March 15, 2010, the date of issuance of the financial data included herein. There have been no subsequent events that occurred during such period that would require disclosure in this Form 10-K or would be required to be recognized in the Consolidated Financial Statements as of December 31, 2009.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

HANMI FINANCIAL CORPORATION

By: /s/ Jay S. Yoo

Jay S. Yoo
President and Chief Executive Officer

Date: March 15, 2010

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated as of March 15, 2010.

/s/ Jay S. Yoo
Jay S. Yoo
President and Chief Executive Officer
(Principal Executive Officer)

/s/ Brian E. Cho
Brian E. Cho
Executive Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)

/s/ Joseph K. Rho
Joseph K. Rho
Chairman of the Board

/s/ I Joon Ahn
I Joon Ahn
Director

/s/ John A. Hall
John A. Hall
Director

/s/ William J. Stolte
Richard B. C. Lee
Director

/s/ Joon Hyung Lee
Joon Hyung Lee
Director

/s/ Paul (Seon-Hong) Kim
Paul (Seon-Hong) Kim
Director

EXHIBIT INDEX

Exhibit Number	Document
3.1	Amended and Restated Certificate of Incorporation of Hanmi Financial Corporation (1)
3.2	Certificate of Second Amendment of Certificate of Incorporation of Hanmi Financial Corporation (1)
3.3	Certificate of Third Amendment of Certificate of Incorporation of Hanmi Financial Corporation (2)
3.4	Amended and Restated Bylaws of Hanmi Financial Corporation (1)
3.5	Certificate of Amendment to Bylaws of Hanmi Financial Corporation dated November 21, 2007 (1)
3.6	Certificate of Amendment to Bylaws of Hanmi Financial Corporation dated October 14, 2009 (3)
4	Specimen stock certificate representing Hanmi Financial Corporation Common Stock (4)
10.1	Amended and Restated Trust Agreement of Hanmi Capital Trust I dated as of January 8, 2004 among Hanmi Financial Corporation, Deutsche Bank Trust Company Americas, as Property Trustee, Deutsche Bank Trust Company Delaware, as Delaware Trustee, and the Administrative Trustees Named Therein (5)
10.2	Hanmi Capital Trust I Junior Subordinated Indenture dated as of January 8, 2004 entered into between Hanmi Financial Corporation and Deutsche Bank Trust Company Americas, as Trustee (included as exhibit D to Exhibit 10.1) (5)
10.3	Hanmi Capital Trust I Guarantee Agreement dated as of January 8, 2004 entered into between Hanmi Financial Corporation, as Guarantor, and Deutsche Bank Trust Company Americas, as Guarantee Trustee (5)
10.4	Hanmi Capital Trust I Form of Common Securities Certificate (included as exhibit B to Exhibit 10.1) (5)
10.5	Hanmi Capital Trust I Form of Preferred Securities Certificate (included as exhibit C to Exhibit 10.1) (5)
10.6	Amended and Restated Trust Agreement of Hanmi Capital Trust II dated as of March 15, 2004 among Hanmi Financial Corporation, Deutsche Bank Trust Company Americas, as Property Trustee, Deutsche Bank Trust Company Delaware, as Delaware Trustee, and the Administrative Trustees Named Therein (5)
10.7	Hanmi Capital Trust II Junior Subordinated Indenture dated as of March 15, 2004 entered into between Hanmi Financial Corporation and Deutsche Bank Trust Company Americas, as Trustee (included as exhibit D to Exhibit 10.6) (5)
10.8	Hanmi Capital Trust II Guarantee Agreement dated as of March 15, 2004 entered into between Hanmi Financial Corporation, as Guarantor, and Deutsche Bank Trust Company Americas, as Guarantee Trustee (5)
10.9	Hanmi Capital Trust II Form of Common Securities Certificate (included as exhibit B to Exhibit 10.6) (5)
10.10	Hanmi Capital Trust II Form of Preferred Securities Certificate (included as exhibit C to Exhibit 10.6) (5)
10.11	Amended and Restated Trust Agreement of Hanmi Capital Trust III dated as of April 28, 2004 among Hanmi Financial Corporation, Deutsche Bank Trust Company Americas, as Property Trustee, Deutsche Bank Trust Company Delaware, as Delaware Trustee, and the Administrative Trustees Named Therein (5)
10.12	Hanmi Capital Trust III Junior Subordinated Indenture dated as of April 28, 2004 entered into between Hanmi Financial Corporation and Deutsche Bank Trust Company Americas, as Trustee (included as exhibit D to Exhibit 10.11) (5)
10.13	Hanmi Capital Trust III Guarantee Agreement dated as of April 28, 2004 entered into between Hanmi Financial Corporation, as Guarantor, and Deutsche Bank Trust Company Americas, as Guarantee Trustee (5)
10.14	Hanmi Capital Trust III Form of Common Securities Certificate (included as exhibit B to Exhibit 10.11) (5)
10.15	Hanmi Capital Trust III Form of Preferred Securities Certificate (included as exhibit C to Exhibit 10.11) (5)
10.16	Employment Agreement Between Hanmi Financial Corporation and Hanmi Bank, on the One Hand, and Jay S. Yoo, on the Other Hand, dated as of June 19, 2008 (6)†
10.17	Hanmi Financial Corporation 2007 Equity Compensation Plan (7)†
10.18	Hanmi Financial Corporation Year 2000 Stock Option Plan (8)†
10.19	Form of Notice of Stock Option Grant and Agreement Pursuant to 2007 Equity Compensation Plan (1)†

Exhibit Number	***Document***
10.20	Form of Notice of Grant and Restricted Stock Agreement Pursuant to 2007 Equity Compensation Plan (1)†
10.21	Employment Offer Letter with Brian E. Cho, executed November 1, 2007 (9)†
10.22	Securities Purchase Agreement, dated June 12, 2009, by and between Hanmi Financial Corporation and Leading Investments & Securities Co., Ltd. (10)
10.23	Registration Rights Agreement, dated June 12, 2009, by and between Hanmi Financial Corporation and Leading Investments & Securities Co., Ltd. (10)
10.24	First Amendment to the Securities Purchase Agreement, dated July 31, 2009, by and between Hanmi Financial Corporation and Leading Investment & Securities Co., Ltd. (11)
10.25	Amended and Restated Term Sheet, dated September 14, 2009, by and among Hanmi Financial Corporation, Leading Investment & Securities Co., Ltd., and IWL Partners LLC (12)
10.26	Second Amendment to the Securities Purchase Agreement, dated September 28, 2009, by and between Hanmi Financial Corporation and Leading Investment & Securities Co., Ltd. (13)
10.27	First Amendment to the Amended and Restated Term Sheet, dated September 28, 2009, by and between Hanmi Financial Corporation, Leading Investment & Securities Co., Ltd., and IWL Partners, LLC (13)
10.28	Final Order, dated November 2, 2009, issued to Hanmi Bank by the California Department of Financial Institutions (14)
10.29	Written Agreement, dated November 2, 2009, by and between Hanmi Financial Corporation and Hanmi Bank, on one hand, and the Federal Reserve Bank of San Francisco, on the other hand (14)
14	Code of Ethics (15)
21	Subsidiaries of the Registrant (9)
23	Consent of KPMG LLP
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended
32.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(1) Previously filed and incorporated by reference herein from Hanmi Financial's Annual Report on Form 10-K for the year ended December 31, 2008 filed with the SEC on March 13, 2009.

(2) Previously filed and incorporated by reference herein from Hanmi Financial's Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 filed with the SEC on August 11, 2009, as amended November 18, 2009.

(3) Previously filed and incorporated by reference herein from Hanmi Financial's Registration Statement on Form S-3 filed with the SEC on February 4, 2010.

(4) Previously filed and incorporated by reference herein from Hanmi Financial Corporation's Registration Statement on Form S-4 filed with the SEC on March 20, 2000.

(5) Previously filed and incorporated by reference herein from Hanmi Financial's Quarterly Report on Form 10-Q for the quarter ended June 30, 2004 filed with the SEC on August 9, 2004.

(6) Previously filed and incorporated by reference herein from Hanmi Financial's Quarterly Report on Form 10-Q for the quarter ended June 30, 2008 filed with the SEC on August 11, 2008.

(7) Previously filed and incorporated by reference herein from Hanmi Financial's Current Report on Form 8-K filed with the SEC on June 26, 2007.

(8) Previously filed and incorporated by reference herein from Hanmi Financial's Registration Statement on Form S-8 filed with the SEC on August 18, 2000.

(9) Previously filed and incorporated by reference herein from Hanmi Financial's Annual Report on Form 10-K for the year ended December 31, 2007 filed with the SEC on February 29, 2008.

(10) Previously filed and incorporated by reference herein from Hanmi Financial's Current Report on Form 8-K filed with the SEC on June 15, 2009.

(11) Previously filed and incorporated by reference herein from Hanmi Financial's Current Report on Form 8-K filed with the SEC on August 3, 2009.

(12) Previously filed and incorporated by reference herein from Hanmi Financial's Current Report on Form 8-K filed with the SEC on September 14, 2009.

(13) *Previously filed and incorporated by reference herein from Hanmi Financial's Current Report on Form 8-K filed with the SEC on October 2, 2009.*

(14) *Previously filed and incorporated by reference herein from Hanmi Financial's Current Report on Form 8-K filed with the SEC on November 5, 2009.*

(15) *Previously filed and incorporated by reference herein from Hanmi Financial's Annual Report on Form 10-K for the year ended December 31, 2004 filed with the SEC on March 16, 2005.*

† *Constitutes a management contract or compensatory plan or arrangement.*

(This page intentionally left blank)

BRANCH OFFICES

Corporate Headquarters
3660 Wilshire Boulevard
Penthouse Suite A
Los Angeles, California 90010
(213) 382-2200

Beverly Hills Branch
9300 Wilshire Boulevard, Suite 101
Beverly Hills, California 90212
(310) 724-7800

Cerritos-Artesia Branch
11754 East Artesia Boulevard
Artesia, California 90701
(562) 658-0100

Cerritos-South Branch
11900 South Street, Suite 109
Cerritos, California 90703
(562) 467-7400

Diamond Bar Branch
1101 Brea Canyon Road, Suite A-1
Diamond Bar, California 91789
(909) 348-6600

Downtown-Los Angeles Branch
950 South Los Angeles Street
Los Angeles, California 90015
(213) 347-0051

Fashion District Branch
726 East 12th Street, Suite 211
Los Angeles, California 90021
(213) 743-5850

Fullerton-Beach Branch
5245 Beach Boulevard
Buena Park, California 90621
(714) 232-7600

Gardena Branch
2001 West Redondo Beach Boulevard
Gardena, California 90247
(310) 965-9400

Garden Grove-Brookhurst Branch
9820 Garden Grove Boulevard
Garden Grove, California 92844
(714) 590-6900

Garden Grove-Magnolia Branch
9122 Garden Grove Boulevard
Garden Grove, California 92844
(714) 741-4420

Irvine Branch
14474 Culver Drive, Suite D
Irvine, California 92604
(949) 262-2500

Koreatown Galleria Branch
3250 West Olympic Boulevard
Suite 200
Los Angeles, California 90006
(323) 730-4830

Koreatown Plaza Branch
928 South Western Avenue
Suite 260
Los Angeles, California 90006
(213) 385-2244

Northridge Branch
10180 Reseda Boulevard
Northridge, California 91324
(818) 709-3300

Olympic Branch
3737 West Olympic Boulevard
Los Angeles, California 90019
(323) 370-2800

Olympic-Kingsley Branch
3099 West Olympic Boulevard
Los Angeles, California 90006
(213) 385-1234

Rancho Cucamonga Branch
9759 Baseline Road
Rancho Cucamonga, California 91730
(909) 919-7599

Rowland Heights Branch
18720 East Colima Road
Rowland Heights, California 91748
(626) 435-1400

San Diego Branch
4637 Convoy Street, Suite 101
San Diego, California 92111
(858) 467-4800

San Francisco Branch
1469 Webster Street
San Francisco, California 94115
(415) 749-7600

Silicon Valley Branch
2765 El Camino Real
Santa Clara, California 95051
(408) 260-3400

Torrance-Crenshaw Branch
2370 Crenshaw Boulevard, Suite H
Torrance, California 90501
(310) 781-1200

Torrance-Del Amo Mall Branch
21838 Hawthorne Boulevard
Torrance, California 90503
(310) 214-4280

Van Nuys Branch
14427 Sherman Way
Van Nuys, California 91405
(818) 779-3120

Vermont Branch
933 South Vermont Avenue
Los Angeles, California 90006
(213) 252-6380

Western Branch
120 South Western Avenue
Los Angeles, California 90004
(213) 427-5751

Wilshire-Hobart Branch
3660 Wilshire Boulevard, Suite 103
Los Angeles, California 90010
(213) 427-5757

Commercial Loan Department
3660 Wilshire Boulevard, Suite 1050
Los Angeles, California 90010
(213) 637-4792

Consumer Lending Center
3660 Wilshire Boulevard, Suite 424
Los Angeles, California 90010
(213) 252-6400

Insurance Department
3099 Olympic Boulevard, 2nd Floor
Los Angeles, California 90006

International Finance
933 S. Vermont Avenue, 2nd Floor
Los Angeles, California 90006
(213) 427-5680

Private Banking Department
3737 W. Olympic Boulevard
Los Angeles, California 90019

SBA Department
3660 Wilshire Boulevard, Suite 116
Los Angeles, California 90010
(213) 427-5722

Northwest Region Loan Production Office
500 108th Avenue N.E., #280
Bellevue, Washington 98001
(425) 454-0178

Design: BLOCH+COULTER Design Group. *www.blochcoulter.com*



CORPORATE HEADQUARTERS
3660 Wilshire Boulevard
Penthouse Suite A
Los Angeles, California 90010
(213) 382-2200

www.hanmi.com